NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on June 17, 2016 and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

NEVSUN RESOURCES LTD.

and

RESERVOIR MINERALS INC. May 18, 2016

These materials are important and require your immediate attention. They require shareholders of Nevsun Resources Ltd. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

May 18, 2016

Dear Nevsun shareholder:

On April 24, 2016, Nevsun Resources Ltd. (‘‘Nevsun’’) announced that it had entered into an arrangement agreement (the ‘‘Arrangement Agreement’’) with Reservoir Minerals Inc. (‘‘Reservoir’’), pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, Nevsun will acquire all of the issued and outstanding common shares of Reservoir (other than any common shares of Reservoir already owned by Nevsun) pursuant to a plan of arrangement (the ‘‘Arrangement’’) under the Business Corporations Act (British Columbia). Assuming the Arrangement is completed, each Reservoir shareholder will receive two (2) Nevsun common shares plus Cdn.$0.001 in cash for each Reservoir common share. Each outstanding option to purchase Reservoir common shares that has not been exercised prior to the Effective Time (as defined in the accompanying Management Information Circular), will be deemed to be assigned and transferred by such holder to Reservoir in exchange for a cash payment from Reservoir equal to the amount by which Cdn.$9.40 exceeds the exercise price of such Reservoir option. Furthermore, all of the then issued and outstanding Reservoir restricted share units will each be redeemed for two (2) Nevsun common shares plus Cdn.$0.001 in cash.

In connection with the Arrangement, Nevsun has called the special meeting of shareholders to consider a resolution to approve the issuance of the Nevsun common shares forming the consideration to be paid to Reservoir shareholders (the ‘‘Share Issuance Resolution’’), the full text of which is set forth as Schedule ‘‘A’’ to the accompanying Management Information Circular. The special meeting of Nevsun shareholders is being held concurrently with the special meeting of Reservoir shareholders and optionholders, which has been called to consider the Arrangement.

THE BOARD OF DIRECTORS AFTER RECEIVING LEGAL AND FINANCIAL ADVICE AND AFTER CONSIDERATION OF AMONG OTHER THINGS, THE FAIRNESS OPINION OF SCOTIA CAPITAL INC., HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF NEVSUN AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by Nevsun shareholders, either present in person or by proxy at the special meeting. The Arrangement, in order to become effective, requires, among other things, the approval of both the shareholders of Nevsun and the shareholders of Reservoir. The Arrangement is also subject to court approval, applicable stock exchange approvals and other customary closing conditions. Assuming that all of the conditions to the Arrangement are satisfied, Nevsun expects the Arrangement to become effective on or about June 23, 2016.

You are requested to complete and return the enclosed form of proxy to ensure that your Nevsun common shares will be represented at the special meeting, whether or not you are personally able to attend.

The accompanying  Notice of  Special  Meeting and  Management  Information Circular  describe  the Arrangement and include certain additional information to assist you in considering how to vote on the Share Issuance Resolution. You are urged to read this information carefully, and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Thank you for your continued support.

Sincerely,

(Signed) CLIFFORD T. DAVIS
Clifford T. Davis
President, Chief Executive Officer and Director

i

NEVSUN RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the ‘‘Meeting’’) of Nevsun Resources Ltd. (‘‘Nevsun’’) will be held at Suite 1100 – 840 Howe Street, Vancouver, British Columbia, on June 17, 2016 at 9:00 a.m. (Vancouver time), for the following purposes:

1.	to consider, and if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is attached as Schedule ‘‘A’’ to the accompanying management information circular (the ‘‘Circular’’) of Nevsun, approving the issuance of the Nevsun common shares (the ‘‘Nevsun Shares’’) issuable to Reservoir Minerals Inc. (‘‘Reservoir’’) securityholders pursuant to the terms of the Arrangement Agreement in connection with a court-approved plan of arrangement of Reservoir under Division 5 of Part 9 of the Business Corporations Act (British Columbia), pursuant to which Reservoir will become a wholly-owned subsidiary of Nevsun, in accordance with the arrangement agreement dated April 22, 2016, entered into between Nevsun and Reservoir, all as more particularly set forth in the Circular; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that their shares can be voted at the Meeting.

The board of directors of Nevsun has passed a resolution to fix the close of business (Vancouver time) on May 18, 2016 as the record date for the determination of the registered holders of Nevsun Shares that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

If you are a registered shareholder, to ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to Nevsun’s Transfer Agent, Computershare Investor Services Inc., at its Toronto office located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or vote by telephone or on the Internet, in each case in accordance with the instructions included in the form of proxy, prior to 9:00 a.m. (Vancouver time) on June 15, 2016 (or no later than 48 hours, excluding Saturday, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), whether or not you plan to attend the Meeting. The proxy deadline may be waived or extended by the Chair of the Meeting in his sole discretion without notice.

If you hold your Nevsun Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting.

DATED at Vancouver, British Columbia this 18th day of May, 2016.

By Order of the Board of Directors

(Signed) CLIFFORD T. DAVIS
Clifford T. Davis

TABLE OF CONTENTS

Page

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES	1
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	2
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	4
CURRENCY EXCHANGE RATE INFORMATION	4
GLOSSARY OF TERMS	5
GENERALPROXY INFORMATION.	13
Solicitation of Proxies.	13
Appointment and Revocationof Proxies.	13
Voting ofProxies and Exerciseof Discretion.	13
Notice to Non-Registered(Beneficial) Shareholders.	14
VOTING SECURITIESAND PRINCIPAL HOLDERS OF VOTING SECURITIES.	14
BUSINESS OF THE MEETING.	15
Record Date.	15
Outstanding Shares.	16
THE ARRANGEMENT.	16
Principal Steps to the Arrangement.	16
Background to the Arrangement.	16
Recommendation of the Board.	18
Reasons forthe Arrangement.	18
Fairness Opinion.	19
Treatment of ReservoirOptions and Reservoir RSUs.	20
Voting Agreements.	20
Completion of the Arrangement.	21
Procedure forExchange of ReservoirShares.	21
No Fractional Shares to be Issued.	21
Cancellation of Rights after Three Years.	21
Effects of the Arrangement on Reservoir Shareholders' Rights.	21
Court Approval of the Arrangement.	22
Regulatory Approvals.	22
Regulatory Law Matters and SecuritiesLaw Matters.	22
Canadian Securities Law Matters.	23
THE ARRANGEMENT AGREEMENT.	23
Effective Date and Conditions of Arrangement.	23
Representations and Warranties.	24
Conditions to the Arrangement Becoming Effective.	25
Covenants of Reservoir.	27
Covenants of Nevsun.	30
Non-Solicitation Covenant.	31

  Page

Other Covenants	34
Termination	34
RISK FACTORS	37
THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT	38
Overview	38
Organization Chart	38
Directors and Officers of the Combined Company	39
Description of Share Capital	39
Selected Nevsun Unaudited Pro Forma Consolidated Financial Information	39
Post-Arrangement Shareholdings and Principal Shareholders	40
INFORMATION CONCERNING NEVSUN	41
Overview	41
Summary	41
Nevsun Shares	43
Price Range and Trading Volumes of Nevsun Shares	44
Prior Sales	45
Consolidated Capitalization	46
Nevsun Documents Incorporated by Reference and Further Information	46
INFORMATION CONCERNING RESERVOIR	48
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	48
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	48
EXPERTS OF NEVSUN AND RESERVOIR	48
OTHER MATTERS	49
ADDITIONAL INFORMATION	49
DIRECTORS' APPROVAL	50
CONSENT OF SCOTIA CAPITAL INC	51
Schedule A - Share Issuance Resolution	A-1
Schedule B - Unaudited Pro Forma Consolidated Financial Statements	B-1
Schedule C - Scotia Fairness Opinion	C-1
Schedule D - Information Concerning Reservoir	D-1
Appendix A - Audited Annual Financial Statements of Reservoir for the Year Ended November 30, 2015	A-1
Appendix B - Management's Discussion and Analysis of Reservoir for the Year Ended November30, 2015	B-1
Appendix C - Interim FinancialStatements of Reservoirfor the Three Months Ended February 29, 2016	C-1
Appendix D - Management's Discussion and Analysis of Reservoir for the Three Months Ended February 29, 2016	D-1

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE ‘‘SEC’’) OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAVE THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The securities to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on an exemption from registration set forth in Section 3(a)(10) thereof, on the basis of the approval of the Court which will consider, among other things, the fairness of the terms and conditions of the Arrangement to holders of Reservoir Shares, Reservoir Options and Reservoir RSUs, as described in this Circular.

Nevsun is a corporation existing under the laws of the Province of British Columbia. The proxy solicitation rules of the U.S. Exchange Act are not applicable to Nevsun or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Securityholders should be aware that disclosure requirements under Canadian securities laws may be materially different from the requirements of the U.S. Exchange Act.

Information concerning the properties and operations of Reservoir and Nevsun has been prepared in accordance with  the  requirements  of  Canadian securities  laws,  which  differ  from  the requirements  of United States securities regulations. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (‘‘CIM’’) definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC rules, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States issuers. In particular, and without limiting the generality of the foregoing, the term ‘‘resource’’ does not equate to the term ‘‘reserve’’. Under United States standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning ‘‘measured mineral resources’’, ‘‘indicated mineral resources’’ or ‘‘inferred mineral resources’’ or other descriptions of the amount of mineralization in mineral deposits that do not constitute ‘‘reserves’’ by United States standards in documents filed with the SEC. United States investors should also understand that ‘‘inferred mineral resources’’ carry a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an ‘‘inferred mineral resource’’ will ever be upgraded to a higher category. Under Canadian rules, except in rare cases, estimates of ‘‘inferred mineral resources’’ may not form the basis of feasibility or pre-feasibility studies. Disclosure of ‘‘contained ounces’’ in a mineral resource estimate is a permitted disclosure under NI 43-101 provided that the grade or quality, and the quantity, of each mineral category is stated; however, the SEC typically only permits issuers to report mineralization that does not constitute ‘‘reserves’’ under SEC standards by place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of ‘‘reserves’’ are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. issuers subject to the reporting and disclosure requirements of the U.S. federal securities laws and the rules and regulations thereunder.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance  with  International  Financial  Reporting  Standards  (‘‘IFRS’’),  which  materially  differ  from U.S. generally accepted accounting principles (‘‘GAAP’’), and thus they may not be comparable to financial statements of U.S. issuers.

The enforcement by shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that Nevsun is a corporation existing and governed under the laws of the Province of British Columbia, and that some or all of its directors, officers and the experts named in this Circular are not residents of the United States, and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Nevsun, its respective officers and directors or the experts named herein, or to obtain and enforce against them any judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the ‘‘blue sky’’ laws of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or the ‘‘blue sky’’ laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or the ‘‘blue sky’’ laws of any state within the United States.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated into this Circular by reference, contain ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and ‘‘forward- looking information’’ within the meaning of the applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively referred to herein as ‘‘forward-looking statements’’) that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement and related transactions; covenants of Reservoir and Nevsun; the timing for the implementation of the Arrangement and the potential risks and benefits of the Arrangement; the likelihood of the Arrangement being completed; principal steps to the Arrangement; the board and management team following completion of the Arrangement; and receipt of the necessary shareholder and regulatory approvals; statements made in, and based upon, the Scotia Fairness Opinion; statements relating to the business, prospects and future activities of, and developments related, to Reservoir and Nevsun after the date of this Circular and prior to the Effective Time and to and of Nevsun after the Effective Time; Nevsun Shareholder Approval and Court approval of the Arrangement; regulatory approval of the Arrangement; market position, and future financial or operating performance of Reservoir and Nevsun; liquidity of Nevsun Shares following the Effective Time; statements based on the unaudited pro forma financial statements attached as Schedule ‘‘B’’ to this Circular; anticipated developments in operations; the future prices of commodities; the timing and amount of estimated future production; future costs of production and capital expenditures; mine life of mineral projects, the timing and amount of estimated capital expenditures; costs and timing of exploration and development and capital expenditures related thereto; operating expenditures; success of exploration activities; estimated exploration budgets; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of pending litigation; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned exploration activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always are accompanied by phrases such as ‘‘expects’’, or ‘‘does not expect’’, ‘‘is expected’’, ‘‘anticipates’’ or ‘‘does not anticipate’’, ‘‘plans’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘forecasts’’, ‘‘estimates’’, ‘‘believes’’ or ‘‘intends’’ or variations of such words and phrases or stating that certain actions, events or results ‘‘may’’ or ‘‘could’’, ‘‘would’’, ‘‘might’’, or ‘‘will’’ be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of Nevsun or Reservoir to continue to successfully compete in the market.

These forward-looking statements are based on the beliefs of Nevsun’s and Reservoir’s management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward- looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement and its fairness by the Court, and the receipt of the required security holder and regulatory approvals.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nevsun or Reservoir to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; the terms of the Arrangement Agreement in respect of restricting third parties from making an Acquisition Proposal; the certainty that all conditions precedent to the Arrangement will be satisfied; general business, economic, competitive, political, regulatory and social uncertainties; risks associated with operating in foreign jurisdictions, namely Eritrea and Serbia; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of each of Nevsun’s and Reservoir’s material properties; uncertainties related to mineral resource and mineral reserve estimates, which are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated; risks related to factors beyond the control of Reservoir or Nevsun; risks related to Reservoir’s limited business history; risks that Nevsun and Reservoir may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Nevsun and Reservoir; the limited number of exploration prospects relied on; the fact that Nevsun and Reservoir will incur costs even if the Arrangement is not completed, and also may be required to pay the reciprocal Termination Fee; risks related to future acquisitions and joint ventures, such as new geographic, political, operating, financial and geological risks or risks related to assimilating operations and employees; risks related to the prior business of Nevsun and Reservoir; risks related to the nature of mineral exploration and development; discrepancies between actual and estimated mineral resources; foreign investment risks to Nevsun; risks related to competition in the mineral industry; risks related to regulatory requirements including Environmental Laws and regulations and liabilities; risks related to obtaining and maintaining necessary licenses and Permits; risks related to Reservoir’s and Nevsun’s ability to adequately insure their respective businesses and operations; environmental risks and hazards, including unknown environmental risks related to past activities; risks related to current or future litigation which could affect Reservoir’s and Nevsun’s operations; risks related to political developments and policy shifts; risks related to costs of land reclamation; uncertainties related to title to Reservoir’s and Nevsun’s mineral projects; risks related to dependence on key personnel; risks related to amendments to laws; risks related to the involvement of some of the directors and officers of Nevsun and Reservoir with other natural resource companies; risks related to the market value of Nevsun Shares and Reservoir Shares; changes in labour costs or other costs of production; labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or Permits or obtain required licenses and Permits; increased infrastructure and/or operating costs; risks of not meeting exploration budget forecasts; risks related to directors and officers of Nevsun and Reservoir possibly having interests in the Arrangement that are different from other Nevsun Shareholders and Reservoir Shareholders, respectively; and risks relating to the possibility that more than 5% of Reservoir Shareholders may exercise their right to dissent.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in this Circular and in other documents incorporated by reference in this Circular. Although Nevsun has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Circular, and other than as required by applicable Securities Laws, Nevsun assumes no obligation to update or revise them to reflect new events or circumstances.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to ‘‘$’’ or ‘‘dollars’’ in the Circular refer to United States dollars and all references to ‘‘Cdn.$’’ in the Circular refer to Canadian dollars. The historical financial statements of Nevsun included in this Circular are reported in United States dollars and have been prepared in accordance with IFRS. The historical financial statements of Nevsun incorporated by reference in this Circular and the unaudited pro forma consolidated financial statements of the Combined Company attached as Schedule ‘‘B’’ to this Circular are reported in United States dollars and have been prepared in accordance with IFRS.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year End December 31
	2013	2014	2015
High	1.070	1.166	1.3965
Low	0.984	1.064	1.1749
Rate at end of period	1.064	1.160	1.3840
Average rate for period	1.030	1.105	1.2787

On May 17, 2016, the closing exchange rate for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was Cdn$1.2903.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Special Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

‘‘Acquisition Proposal’’ means, with respect to a Party, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the other Party (or any of its affiliates) after the date of the Arrangement Agreement relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of that Party and its Subsidiaries or of 20% or more of the voting, equity or other securities of that Party and its Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of that Party or any of its Subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving that Party or any of its Subsidiaries; (iv) any other similar transaction or series of transactions involving that Party or any of its Subsidiaries; or (v) any other transaction, the consummation of which could reasonably be expected to impede, prevent or delay the transactions contemplated by the Arrangement Agreement, including the Arrangement.

‘‘affiliate’’ has the meaning specified in National Instrument 45-106 — Prospectus and Registration Exemptions.

‘‘Arrangement’’ means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Reservoir and the Nevsun, each acting reasonably.

‘‘Arrangement Agreement’’ means the Arrangement Agreement dated as of April 22, 2016 between Reservoir and Nevsun, together with the schedules thereto, the Reservoir Disclosure Letter and the Nevsun Disclosure Letter as the same may be amended, supplemented or otherwise modified from time to time.

‘‘Arrangement Resolution’’ means the special resolution of Reservoir Shareholders and Reservoir Optionholders approving the Plan of Arrangement to be considered at the Meeting.

‘‘Authorizations’’ means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

‘‘BCBCA’’ means the Business Corporations Act (British Columbia).

‘‘Bisha Mine’’ means Nevsun’s Bisha mine in Eritrea.

‘‘Board’’ means the board of directors of Nevsun as constituted from time to time.

‘‘Broadridge’’ means Broadridge Financial Solutions, Inc.

‘‘Business Day’’ means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia.

‘‘Canadian Resident’’ a beneficial owner of Reservoir Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or a partnership, any member of which is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person).

‘‘Canadian Securities Administrators’’ means the voluntary umbrella organization of Canada’s provincial and territorial securities regulators.

‘‘CDS & Co.’’ means the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms.

‘‘Change of Control Proposal’’ means any offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to Nevsun Shareholders, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of Nevsun and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 50% or more of the consolidated assets of Nevsun and its Subsidiaries or which contribute 50% or more of the consolidated revenue of Nevsun and its Subsidiaries or (ii) 50% or more of any voting or equity securities of Nevsun or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 50% or more of the consolidated revenues or constitute 50% or more of the consolidated assets of Nevsun and its Subsidiaries; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 50% or more of any class of voting or equity securities of Nevsun and its Subsidiaries; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Nevsun and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of Nevsun and its Subsidiaries.

‘‘Circular’’ means, collectively, the Notice of Special Meeting and this Management Information Circular of Nevsun, including all appendices hereto, sent to Nevsun Shareholders in connection with the Meeting.

‘‘Combined Company’’ means Nevsun after completion of the Arrangement.

‘‘Confidentiality Agreement’’ means the confidentiality agreement dated March 31, 2016 between Nevsun and Reservoir.

‘‘Consideration’’ means the consideration to be received by the Reservoir Shareholders pursuant to the Plan of Arrangement for their Reservoir Shares, consisting of two Nevsun Shares plus Cdn.$0.001 in cash, for each Reservoir Share.

‘‘Consideration Shares’’ means Nevsun Shares to be issued in exchange for Reservoir Shares and Reservoir RSUs pursuant to the Arrangement.

‘‘Contract’’ means, with respect to any Person, any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) to which such Person is a party or by which it or any of its Subsidiaries is bound or affected or to which any of its respective properties or assets is subject.

‘‘Court’’ means the Supreme Court of British Columbia.

‘‘Depositary’’ means Computershare Investor Services Inc.

‘‘Dissent Rights’’ means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

‘‘Dissent Shares’’ means Reservoir Shares held by a Dissenting Reservoir Shareholder and in respect of which the Dissenting Reservoir Shareholder has duly and validly exercised the Dissent Rights in accordance with the dissent procedures in the Interim Order.

‘‘Dissenting Reservoir Shareholder’’ means a Registered Reservoir Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

‘‘DRS Advice’’ means a Direct Registration System advice statement.

‘‘DSU’’ means deferred share units.

‘‘EDGAR’’ means the United States Securities and Exchange Commission website.

‘‘Effective Date’’ means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement, which shall be no later than the Outside Date.

‘‘Effective Time’’ means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

‘‘Employee Plan’’ means all the employee benefit, fringe benefit, health, welfare, dental, disability, life insurance, supplemental unemployment benefit, bonus, profit sharing, option, incentive, incentive compensation, deferred compensation, share purchase, share compensation, phantom stock, severance, termination, retirement, savings, pension, and similar plans, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors of Reservoir, Reservoir Employees or former Reservoir Employees, which are maintained, sponsored or funded by Reservoir, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered in respect of which Reservoir may have any liability contingent or otherwise, other than benefit plans established pursuant to statute.

‘‘Equity Issuance’’ means the issuance to Nevsun of 12,174,928 Reservoir Shares on April 25, 2016.

‘‘Environmental Laws’’ means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, mine reclamation, restoration or rehabilitation and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

‘‘Final Order’’ means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to Reservoir and Nevsun, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Reservoir and Nevsun, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Reservoir and Nevsun, each acting reasonably) on appeal.

‘‘Governmental Entity’’ means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

‘‘Hazardous Substances’’ means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety.

‘‘IFRS’’ means generally accepted accounting principles as set out in the CPA Canada Handbook — Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

‘‘Intellectual Property’’ means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property.

‘‘Interim Order’’ means the interim order of the Court in a form acceptable to Reservoir and Nevsun, each acting reasonably, providing for, among other things, the calling and holding of a Meeting, as such order may be amended by the Court with the consent of Reservoir and Nevsun, each acting reasonably.

‘‘Key Consents’’ means any third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement and the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect or would be reasonably expected to be material and adverse to Nevsun.

‘‘Law’’ or ‘‘Laws’’ means, with respect to any Person, any and all applicable law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

‘‘Lien’’ means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

‘‘Locked-up Shareholders’’ means collectively the Reservoir Locked-up Shareholders and Nevsun Locked-up Shareholders.

‘‘Material Adverse Effect’’ when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities (contingent or otherwise) of that Party and its Subsidiaries, taken as a whole, and would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by the Arrangement Agreement by the Outside Date, except any such change, event, occurrence, effect, state of facts or circumstance resulting from: (a) any change in general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada; (b) any change or proposed change in Law or IFRS; (c) any fluctuation in commodities prices; (d) any change affecting the industries or markets in which such Party operates; (e) the announcement of the Arrangement Agreement or the transactions contemplated thereby; (f) any action taken (or omitted to be taken) by a Party or its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement; (g) the failure of a Party to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or (h) any change in the market price or trading volume of any securities of a Party, or any suspension of trading of securities generally on any securities exchange on which any securities of a Party trade (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); provided, however, that with respect to clauses (a) through to and including (d), such matters do not have a materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), and provided further, however, that unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretive for the purpose of determining whether a ‘‘Material Adverse Effect’’ has occurred.

‘‘Material Contract’’ means any Contract that: (a) if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect with respect to a Party; (b) relates directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of Cdn.$1,000,000 in the aggregate; (c) restricts the incurrence of indebtedness by a Party or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of a Party or its Subsidiaries, or restricts the payment of dividends by a Party or any of its Subsidiaries; (d) under which a Party or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of Cdn.$1,000,000 or in excess of Cdn.$2,500,000 over the remaining term; (e) creates an exclusive dealing arrangement, right of first offer or refusal or ‘‘most favoured nation’’ obligation; (f) provides for employment, severance or change in control payments; (g) provides for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds Cdn.$1,000,000; (h) limits or restricts in any material respect (A) the ability of a Party or any subsidiary to engage in any line of business or carry on business in any geographic area, (B) the ability of a Party to solicit or hire any Person, or (C) the scope of Persons to whom a Party or any of its Subsidiaries may sell products or deliver services; (i) provides for obligations or entitlements or termination payments of such Party, or which has an economic value to such Party, whether or not on a contingent basis, in excess of either Cdn.$500,000 per annum or Cdn.$1,000,000 in total; (j) remains in full force and effect and has been filed with the Securities Authorities as a material contract in accordance with applicable Securities Laws; (k) is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which such Party and/or its Subsidiaries have an interest; (l) is a royalty agreement, power supply agreement, water supply agreement or agreement with a Governmental Entity; (m) requires the consent of any other party to the Contract to a change in control of a Party or any of its Subsidiaries; or (n) is otherwise material to a Party and its Subsidiaries, taken as a whole.

‘‘material fact’’ and ‘‘misrepresentation’’ have the meanings ascribed thereto in the Securities Act.

‘‘Meeting’’ means the special meeting of Nevsun Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held to consider the Share Issuance Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Reservoir.

‘‘MI 61-101’’ means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

‘‘Named Proxyholders’’ means Clifford T. Davis and Joseph P. Giuffre.

‘‘Nevsun’’ means Nevsun Resources Ltd., a corporation existing under the laws of British Columbia.

‘‘Nevsun Disclosure Letter’’ means the disclosure letter dated April 22, 2016 and delivered by Nevsun to Reservoir with the Arrangement Agreement.

‘‘Nevsun Locked-up Shareholders’’ means the senior officers and directors of Nevsun.

‘‘Nevsun Shareholder Approval’’ means the approval by Nevsun Shareholders of the Nevsun Shareholder Approval Resolution.

‘‘Nevsun Shareholder Approval Resolution’’ means the special resolution of Nevsun Shareholders approving the issuance of the Consideration Shares.

‘‘Nevsun Shareholders’’ means the registered or beneficial holders of Nevsun Shares, as the context requires.

‘‘Nevsun Shares’’ means the common shares in the capital of Nevsun.

‘‘Nevsun Voting Agreements’’ means the voting agreements (including all amendments thereto) between Nevsun and the Reservoir Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Reservoir Shares and Reservoir Options in favour of the Arrangement Resolution.

‘‘NI 43-101’’ means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

‘‘Notice of Special Meeting’’ means the notice to the Nevsun Shareholders which accompanies this Circular.

‘‘NYSE’’ means the New York Stock Exchange.

‘‘Ordinary Course’’ means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, is taken in the ordinary course of the normal day-to-day operations of the business of such Party and is not materially adverse to such Party.

‘‘Outside Date’’ means September 15, 2016 or such later date as may be agreed to in writing by the Parties.

‘‘Parties’’ means, as applicable, Reservoir and Nevsun. ‘‘Party’’ means any one of them.

‘‘Permit’’ means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity.

‘‘Person’’ includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

‘‘Plan of Arrangement’’ means the plan of arrangement, substantially in the form set out in Schedule A of the Arrangement Agreement subject to any amendments or variations to such plan made in accordance with Section 8.1 of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Reservoir and Nevsun, each acting reasonably.

‘‘PSU’’ means performance share units.

‘‘Record Date’’ means May 18, 2016.

‘‘Regulatory Approvals’’ means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case that is required in connection with the Arrangement.

‘‘Release’’ has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

‘‘Representative’’ means, collectively, in respect of a Person, its subsidiaries, officer, director, employee, representative (including any financial or other advisor) or agent.

‘‘Reservoir’’ means Reservoir Minerals Inc., a corporation existing under the laws of the Province of British Columbia.

‘‘Reservoir Board’’ means the board of directors of Reservoir as the same is constituted from time to time.

‘‘Reservoir Circular’’ means the management information circular of Reservoir dated May 18, 2016.

‘‘Reservoir Disclosure Letter’’ means the disclosure letter dated April 22, 2016 and delivered by Reservoir to Nevsun with the Arrangement Agreement.

‘‘Reservoir Employees’’ means the officers and employees of Reservoir and its Subsidiaries.

‘‘Reservoir Locked-up Shareholders’’ means the directors and senior officers of Reservoir.

‘‘Reservoir Meeting’’ means the special meeting of Reservoir Securityholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Reservoir Shareholder Approval.

‘‘Reservoir Optionholder’’ means the holders of Reservoir Options.

‘‘Reservoir Options’’ means the outstanding options to purchase Reservoir Shares issued pursuant to Reservoir Stock Option Plan.

‘‘Reservoir RSUs’’ means the outstanding restricted share units issued under the Reservoir RSU Plan.

‘‘Reservoir RSU Plan’’ means the restricted share unit plan of Reservoir effective as of March 13, 2013.

‘‘Reservoir Securityholder Approval’’ means the requisite approval for the Arrangement Resolution, which shall be at least two-thirds of the votes cast by: (a) the Reservoir Shareholders present in person or by proxy at the Meeting voting as a single class; and (b) the Reservoir Securityholders present in person or by proxy at the Meeting voting as a single class, plus minority approval as required pursuant to MI 61-101.

‘‘Reservoir Securityholders’’ means, collectively, the Reservoir Shareholders and the Reservoir Optionholders.

‘‘Reservoir Shareholders’’ means the registered or beneficial holders of Reservoir Shares, as the context requires.

‘‘Reservoir Shares’’ means the common shares in the capital of Reservoir.

‘‘Reservoir Stock Option Plan’’ means the stock option plan of Reservoir dated October 17, 2011.

‘‘Reservoir Voting Agreements’’ means the voting agreements (including all amendments thereto) between Reservoir and the Nevsun Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Nevsun Shares in favour of Nevsun Shareholder Approval Resolution.

‘‘Rights Plan’’ means the shareholder rights plan agreement between Reservoir and Computershare Investor Services Inc., adopted by Reservoir Board on March 12, 2014.

‘‘Scotia Fairness Opinion’’ means an opinion of Scotia Capital Inc. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Nevsun pursuant to the Arrangement was fair, from a financial point of view, to Nevsun, a copy of which is attached as Schedule ‘‘C’’ to this Circular.

‘‘Section 85’’ means Section 85 of the Tax Act.

‘‘Securities Act’’ means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

‘‘Securities Laws’’ means the Securities Act and any other applicable provincial securities Laws.

‘‘SEDAR’’ means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 of the Canadian Securities Administrators and available for public view at www.sedar.com.

‘‘Subsidiary’’ means, with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, ‘‘control’’ when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, Rakita (BVI) Ltd. and its Subsidiaries shall be deemed to be Subsidiaries of Reservoir for purposes of the Arrangement Agreement.

‘‘Superior Proposal’’ means, with respect to a Party, any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to such Party to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding up or other transaction, not less than all of the outstanding Reservoir Shares or Nevsun Shares, as the case may be, not owned by the Person making such Acquisition Proposal or its affiliates, or all or substantially all of the assets of Reservoir or Nevsun, as the case may be, on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of the Arrangement Agreement or any agreement between the Person making such Acquisition Proposal and such Party; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such Acquisition Proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Reservoir Shares, Nevsun Shares or assets, as the case may be; (d) is not subject to any due diligence and/or access condition; (e) that the board of directors of such Party and any relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Reservoir Shareholders or Nevsun Shareholders, as the case may be, than the Arrangement (including, for any Acquisition Proposal in respect of

Reservoir, any amendments to the terms and conditions of the Arrangement that may be proposed by Nevsun pursuant to Section 5.5(2) of the Arrangement Agreement, and for any Acquisition Proposal in respect of Nevsun, any amendments to the terms and conditions of the Arrangement that may be proposed by Reservoir pursuant to Section 5.7(2) of the Arrangement Agreement); and (f) in the event that a Party does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the Person making such Superior Proposal shall advance or otherwise provide such Party the cash required for such Party to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

‘‘Tax Act’’ means the Income Tax Act (Canada).

‘‘Taxes’’ means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv)    any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

‘‘Tax Exempt Person’’ means a person who is exempt from tax under Part I of the Tax Act.

‘‘Termination Fee’’ means an amount equal to $20,000,000 payable by Reservoir or Nevsun, as applicable, in certain circumstances.

‘‘Timok Copper Project’’ means the high-grade copper-gold mineralization at the Cukaru Peki prospect located in Serbia.

‘‘TSX’’ means the Toronto Stock Exchange.

‘‘TSXV’’ means the TSX Venture Exchange.

‘‘United States’’ or ‘‘U.S.’’ means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

‘‘U.S. Exchange Act’’ means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

‘‘U.S. Securities Act’’ means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

‘‘Voting Agreements’’ means collectively the Reservoir Voting Agreements and Nevsun Voting Agreements.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of Nevsun for use at the Meeting. The Meeting will be held on June 17, 2016, subject to any adjournment or postponement thereof, and at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

It is expected that solicitation of proxies will be primarily by mail but may also be in person or by telephone by the directors, officers and regular employees of Nevsun. The cost of solicitation will be borne by Nevsun. To Nevsun’s knowledge, each of the directors and officers of Nevsun intends to vote their Nevsun Shares in favour of the Share Issuance Resolution and have entered into the Reservoir Voting Agreements to such effect.

Appointment and Revocation of Proxies

Clifford T. Davis, a director and officer of Nevsun and Joseph P. Giuffre, an officer of Nevsun, are the Named Proxyholders of Nevsun at the Meeting. A Nevsun Shareholder who wishes to appoint another person (who need not be a Nevsun Shareholder) to represent the Nevsun Shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

The proxy must be in writing and signed by the Nevsun Shareholder or by the Nevsun Shareholder’s attorney, duly authorized in writing or, if the Nevsun Shareholder is a body corporate or association, signed by any individual authorized by a resolution of the directors or governing body of the body corporate or association. A proxy will only be valid if it is duly completed, signed, dated and received at the office of the Transfer Agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1 (fax: (416) 263-9261), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or any adjournment or postponement thereof.

A Nevsun Shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered Nevsun Shareholder may deliver a written notice to the registered office of Nevsun at 760-669 Howe Street, Vancouver, British Columbia, V6C 0B4, Fax (604) 623-4701; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 9:00 a.m. (Vancouver time) on the last business day before the Meeting or any adjournment or postponement of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment or postponement of the Meeting by a registered Nevsun Shareholder by delivering written notice to the chair of the Meeting. The written notice of revocation may be executed by the Nevsun Shareholder or by an attorney who has the Nevsun Shareholder’s written authorization. If the Nevsun Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. In addition, the proxy may be revoked by any other method permitted by applicable law. Only registered Nevsun Shareholders have the right to revoke a proxy. Beneficial Nevsun Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

Voting of Proxies and Exercise of Discretion

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE NEVSUN SHARES IN RESPECT OF WHICH THEY WERE APPOINTED IN ACCORDANCE WITH THE DIRECTION OF THE NEVSUN SHAREHOLDERS APPOINTING THEM. IN THE ABSENCE OF ANY SUCH INSTRUCTION, NEVSUN SHARES WILL BE VOTED IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Nevsun is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

Notice to Non-Registered (Beneficial) Shareholders

The information set forth in this section is of significant importance to many Nevsun Shareholders, as a substantial number of Nevsun Shareholders do not hold Nevsun Shares in their own name. Beneficial Nevsun Shareholders should note that only proxies deposited by Nevsun Shareholders whose names appear on the records of Nevsun as registered Nevsun Shareholders can be recognized and acted upon at the Meeting or any adjournment or postponement thereof. If Nevsun Shares are listed in an account statement provided to a Nevsun Shareholder by a broker or other intermediary, then in almost all cases, those Nevsun Shares will not be registered in the Nevsun Shareholder’s name on the records of Nevsun.

Those Nevsun Shares will more likely be registered under the name of the Nevsun Shareholder’s intermediary or an agent of that intermediary. In Canada, the vast majority of those Nevsun Shares are registered under the name of ‘‘CDS & Co.’’ (the registration name of CDS Clearing  and  Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Nevsun Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the beneficial Nevsun Shareholders. Without specific instructions, the intermediaries are prohibited from voting Nevsun Shares for their clients. Nevsun does not know for whose benefit the Nevsun Shares registered in the name of CDS & Co., or another intermediary, are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial Nevsun Shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Nevsun Shareholders in order to ensure that their Nevsun Shares are voted at the Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a beneficial Nevsun Shareholder by its intermediary is identical to the form of proxy provided to registered Nevsun Shareholders, however, its purpose is limited to instructing the registered Nevsun Shareholder on how to vote on behalf of the beneficial Nevsun Shareholder. Beneficial Nevsun Shareholders who wish to appear in person and vote at the Meeting should be appointed as their representatives at the Meeting in accordance with the directions of their intermediary. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or fax. Alternatively, beneficial Nevsun Shareholders can call a toll-free telephone number to vote the Nevsun Shares held by the beneficial Nevsun Shareholder or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver the beneficial Nevsun Shareholder’s voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Nevsun Shares to be represented at the Meeting or any adjournment or postponement thereof. A beneficial Nevsun Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Nevsun Shares directly at the Meeting or any adjournment or postponement thereof. The voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Nevsun Shares voted. Although a beneficial Nevsun Shareholder may not be recognized directly at the Meeting for the purposes of voting Nevsun Shares registered in the name of an intermediary, a beneficial Nevsun Shareholder may attend the Meeting as a proxyholder for the registered Nevsun Shareholder and vote their Nevsun Shares in that capacity. To do this, a beneficial Nevsun Shareholder must follow the instructions provided by the intermediary. Nevsun does not intend to pay for intermediaries to forward to objecting beneficial owners proxy-related materials, and, in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the proxy-related materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery of such proxy-related materials.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Nevsun is authorized to issue an unlimited number of Nevsun Shares, of which 199,839,969 Nevsun Shares were issued and outstanding as of the Record Date. Nevsun Shareholders are entitled to receive notice of and to attend and vote at all meetings of the Nevsun Shareholders of Nevsun, and each Nevsun Share confers the right to one vote in person or by proxy at all meetings of the Nevsun Shareholders of Nevsun.

Nevsun Shareholders at the close of business (Vancouver time) on the Record Date are entitled to vote or to have their Nevsun Shares voted at the Meeting.

To the knowledge of the directors and executive officers of Nevsun, other than as described below, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Nevsun carrying 10% or more of the voting rights attached to any class of voting securities of Nevsun:

Name	Number of Nevsun Shares	% of Nevsun Shares

M&G Investment Management Ltd.(1)	37,839,800	18.9%
BlackRock Inc.(2)	37,611,522	18.8%

Note:

(1)	As of December 31, 2015, taken from Schedule 13G filed by M&G Investment Management Ltd. on EDGAR on February 9, 2016.
(2)	As of December 31, 2015, taken from Schedule 13G filed by BlackRock Inc. on EDGAR on January 8, 2016.

Under the Arrangement, 4,553,676 Nevsun common shares, representing approximately 2.3% of the Nevsun common shares currently outstanding, will be issued to insiders of Nevsun who also hold Reservoir common shares.

BUSINESS OF THE MEETING

As set out in the Notice of Meeting, at the Meeting, Nevsun Shareholders will be asked to consider and vote on the Share Issuance Resolution.

Nevsun Shareholder Approval is required in connection with the Arrangement by the rules and regulations of  the  TSX  and  the  NYSE.  In  connection  with  the  Arrangement,  Nevsun  expects  to  issue  up  to 102,583,330 Nevsun Shares, which is equal to approximately 51.3% of the non-diluted Nevsun Shares outstanding as of the Record Date. Pursuant to the listing rules of both the TSX and the NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% (in the case of the TSX) and 20% or more (in the case of the NYSE) of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the Arrangement to be completed, Nevsun Shareholders must approve the Share Issuance Resolution.

In connection with the Arrangement, Nevsun expects to issue a maximum of 102,583,330 Nevsun Shares, based on the number of Reservoir Shares outstanding as of April 22, 2016 (as represented to Nevsun by Reservoir in the Arrangement Agreement), or approximately 51.3% of the Nevsun shares outstanding as of the Record Date, assuming that: (i) all of the Reservoir Shares and Reservoir RSUs outstanding as at April 22, 2016 are acquired upon completion of the Arrangement other than those Reservoir Shares already owned by Nevsun, and (ii) all holders of Reservoir Options will exercise said Reservoir Options prior to closing the Arrangement. If none of the Reservoir Options are exercised prior to the Effective Time, holders of the Reservoir options will receive cash as described above and only 99,044,330 common shares of Nevsun will be issued pursuant to the Arrangement. Following the successful completion of the Arrangement, Nevsun Shareholders will hold approximately 67% of the Nevsun Shares issued and outstanding, while Reservoir Shareholders will hold approximately 33% of the Nevsun Shares issued and outstanding (on both a non-diluted and fully diluted basis), assuming none of the Reservoir Options are exercised prior to the closing of the Arrangement. In order for the acquisition of Reservoir to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Shareholders, present in person or by proxy.

Record Date

The Board has passed a resolution to fix the close of business (Vancouver time) on May 18, 2016 as the Record Date for the determination of the registered Nevsun Shareholders that will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

Outstanding Shares

As of the Record Date, there were 199,839,969 Nevsun Shares outstanding and entitled to vote at the Meeting.

Principal Steps to the Arrangement

THE ARRANGEMENT

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur without any further act or formality, in the order and timing set out in the Plan of Arrangement:

Rights Plan

The Rights Plan shall be terminated and all rights issued thereunder shall be cancelled without any payment in respect thereof.

Dissent Shares

Each Reservoir Share held by a Dissenting Reservoir Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Nevsun and Nevsun shall thereupon pay the fair value for the Dissent Shares of each Dissenting Reservoir Shareholder in accordance with the Plan of Arrangement.

Share Exchange

Each outstanding Reservoir Share (other than Reservoir Shares held by a Dissenting Reservoir Shareholder or Reservoir Shares held by Nevsun or any subsidiary thereof) shall, without further act or formality by or on behalf of a holder of Reservoir Shares transferred by the holder thereof to Nevsun, be exchanged for two Nevsun Shares and Cdn.$0.001 in cash for each Reservoir Share held.

Reservoir Options

Each Reservoir Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be deemed to be assigned and transferred by such holder to Reservoir in exchange for a cash payment from Reservoir equal to the amount by which Cdn.$9.40 exceeds the exercise price of such Reservoir Option (less any applicable withholding), and such Reservoir Option shall immediately be cancelled. The Reservoir Stock Option Plan shall be terminated thereafter (and all rights, liabilities or obligations thereunder shall expire) and be of no further force or effect.

Reservoir RSUs

Each Reservoir RSU which is outstanding will be redeemed on the Effective Date of the Arrangement for two Nevsun Shares and a cash payment of Cdn.$0.001 (less any applicable withholding) for each Reservoir RSU held. The Reservoir RSU Plan shall be terminated thereafter (and all rights, liabilities or obligations thereunder shall expire) and be of no further force or effect.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Nevsun, Reservoir, the Reservoir Special Committee, and their respective legal and financial advisors, as applicable. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the parties leading up to the execution and public announcement of the Arrangement Agreement.

Nevsun has been inquisitive on base metal merger and acquisition opportunities since going into copper production at the Bisha Mine in 2013 with the primary objective of diversity and cash flows while achieving a strong return on invested capital. Nevsun has had a consistent strategy to focus on copper assets in Europe, Africa or the Americas in the production or feasibility stages.

Reservoir’s Timok joint venture in Serbia (the ‘‘Timok JV’’) with Freeport-McMoran Exploration Corporation (‘‘Freeport’’) has been of interest to Nevsun for some time and Nevsun’s business development team has followed its progress by means of Reservoir’s filings and other public information and update meetings with both Freeport and Reservoir.

In November 2015, Reservoir CEO Simon Ingram contacted Nevsun about a process Reservoir had initiated to seek out potential strategic partners and fund providers and allow those parties to carry out due diligence on the Timok JV and make joint venture and/or funding proposals to Reservoir (the ‘‘Strategic Process’’). On November 27, 2016, Nevsun signed a confidentiality agreement with Reservoir and after that Nevsun proceeded to conduct detailed due diligence of the Timok JV including diligence sessions with various representatives of Reservoir and a site visit to Serbia and the Timok Copper Project from January 25-27, 2016.

In February 2016, Nevsun indicated to Reservoir its interest in the possibility of a combination of the two businesses and made a presentation to Reservoir management about the possibility. This initial approach was rejected at the time by the Reservoir Board.

On March 7, 2016, Reservoir announced that Global Reservoir Minerals (BVI) Inc. (‘‘Reservoir BVI’’), a subsidiary of Reservoir, received a notice of sale and offer from Freeport International Holdings (BVI) Ltd. (‘‘Freeport BVI’’) (the ‘‘Notice of Sale and Offer’’), wherein Freeport BVI: (i) provided notice to Reservoir BVI of the proposed sale to Lundin Mining Corporation (‘‘Lundin’’) of an interest in Freeport BVI, the entity through which Freeport holds its interest in the Timok JV, under a Joint Venture/Shareholders Agreement dated December 15, 2015 among Freeport BVI, Reservoir BVI and Timok JVSA (BVI) Ltd. (the ‘‘Joint Venture Agreement’’); and (ii) offered to sell to Reservoir BVI on the same terms and conditions as those agreed with Lundin pursuant to Reservoir BVI’s right of first offer (‘‘ROFO’’) in the Timok JV pursuant to the Joint Venture Agreement. Under the terms of the Joint Venture Agreement, Reservoir BVI had until May 3, 2016 to decide whether it would exercise the ROFO and acquire the offered interest in Freeport BVI. In accordance with the Notice of Sale and Offer, the closing of the ROFO transaction was to occur no later than 5 business days after exercise of the ROFO.

Following announcement of the ROFO, Nevsun contacted representatives of Reservoir about Nevsun’s continued interest in Reservoir while Reservoir considered its options in light of the ROFO exercise. Reservoir CEO Simon Ingram and CEO, Cliff Davis of Nevsun met on March 6, 2016 and March 8, 2016 to discuss a potential transaction. Throughout March, Nevsun continued legal, political risk and financial due diligence with the cooperation of Reservoir.

From March 14-19, 2016, Nevsun conducted a site visit to Serbia that included Reservoir’s CEO and Nevsun senior executives.

On March 15, 2016 Nevsun retained Scotia in connection with a potential transaction involving Reservoir.

On March 23, 2016, the CEO’s of the companies met again when Nevsun delivered to Reservoir a non-binding indicative proposal (the ‘‘Proposal’’) for a transaction which contemplated both (a) a business combination between Reservoir and Nevsun whereby Nevsun would acquire all of the issued and outstanding shares of Reservoir, and (b) a funding transaction whereby Nevsun would subscribe for common shares of Reservoir (the ‘‘Subscription’’) and provide a loan to Reservoir (the ‘‘Loan’’) in order to provide Reservoir with sufficient cash to exercise the ROFO. At this time, Nevsun and its advisors continued to conduct extensive due diligence investigations of Reservoir, including legal, financial, political risk, and technical analyses.

On March 31, 2016, Nevsun and Reservoir entered into a mutual confidentiality agreement and Nevsun provided Reservoir and their advisors access to a dataroom and provided responses to data requests and questions through to April 18, 2016.

On April 7, 2016, Nevsun entered into an exclusivity agreement with Reservoir which provided that Reservoir would negotiate exclusively with Nevsun with respect to  an  acquisition  of  Reservoir  until April 20, 2016.

On April 14, 2016, Nevsun’s counsel provided draft documentation to Reservoir regarding the Proposal, including a draft Arrangement Agreement, subscription agreement (‘‘Subscription Agreement’’) and loan agreement (‘‘Loan Agreement’’) although certain definitive terms were not included, including the share exchange ratio under the Arrangement Agreement.

From April 6, 2016 to April 18, 2016, Nevsun and its counsel progressed the negotiation of definitive documentation regarding the Proposal and completed due diligence of Reservoir.

On April 20, 2016, Nevsun provided a revised proposal to Reservoir that included definitive terms not previously specified, including an exchange ratio under the Arrangement Agreement.

On April 21, 2016 and April 22, 2016, the boards, management and advisors of both Nevsun and Reservoir continued to negotiate the terms of the Arrangement Agreement, as well as the Subscription Agreement and the Loan Agreement.

On April 22, 2016, Nevsun confirmed that the private placement to Nevsun pursuant to the Subscription Agreement would be at a price of Cdn.$9.40 per share.

Later, on April 22, 2016, the Board met to review the terms of the Arrangement Agreement, Subscription Agreement and Loan Agreement. At this time, Scotia provided their financial analysis regarding the Proposal and delivered an oral opinion, later confirmed in writing, that the Consideration to be paid by Nevsun pursuant to the Arrangement is fair, from a financial point of view, to Nevsun.

After careful consideration, including a thorough review of the Proposal and the draft agreements and after receiving legal advice and the oral opinion delivered by Scotia, the factors set out below under the heading ‘‘Reasons for the Arrangement’’ and other matters, the Board unanimously approved entering into the Arrangement Agreement, the Subscription Agreement and the Loan Agreement and confirmed that they would unanimously recommend that Nevsun Shareholders vote in favour of the Share Issuance Resolution.

Throughout the evening of April 22, 2016, representatives at Reservoir and Nevsun worked to finalize the draft agreements and late that evening Nevsun and Reservoir executed the Arrangement Agreement, Subscription Agreement and the Loan Agreement and a press release announcing the Arrangement was subsequently disseminated.

Recommendation of the Board

THE BOARD OF DIRECTORS AFTER RECEIVING LEGAL AND FINANCIAL ADVICE AND AFTER CONSIDERATION OF AMONG OTHER THINGS, THE FAIRNESS OPINION OF SCOTIA CAPITAL INC., HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF NEVSUN AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Reasons for the Arrangement

In reaching its conclusion to approve the Arrangement Agreement, and unanimously recommend that Shareholders vote in favour of the Share Issuance Resolution, the Board considered, among other things, the following factors:

  Diversification. The Arrangement delivers on Nevsun’s stated goal to diversify geographically through a strategic transaction.
  Attractive Deployment of Capital. The Arrangement puts Nevsun’s cash balance and ongoing cash flow generation capacity to use in an attractive development project with a high projected return.
  High Quality Asset. The Timok Upper Zone, a high grade copper-gold development project, is in Serbia, a historic mining jurisdiction with excellent local and regional infrastructure.
  Enhanced Shareholder Value. The Arrangement is expected to be accretive to the net asset value and, once Nevsun is able to apply its expertise to optimize Reservoir’s assets in order that the assets reach their full potential, strongly accretive to cash flow per share of Nevsun.

  Increased Growth Potential: The Timok Upper Zone increases Nevsun’s growth profile, with further upside potential from the Lower Zone and other acquired exploration assets.
  Strategic Partner: The Arrangement results in strategic partnership with Freeport, a leading copper and gold producer, on the Timok Lower Zone and with Rio Tinto, a major diversified mining company, on the Tilva exploration project, also in Serbia.
  Fairness Opinion. In connection with the Arrangement, the Board received a written opinion from Scotia, to the effect that, as of April 22, 2016 and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the Consideration to be paid by Nevsun pursuant to the Arrangement was fair, from a financial point of view, to Nevsun. The full text of the opinion can be found at Schedule ‘‘C’’ to this Circular.
  Nevsun Shareholder Approval. The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Nevsun Shareholders present in person or represented by proxy at the Meeting.

The Board also considered potential adverse factors associated with the transaction, including, among other things:

  As a result of the issuance of the Nevsun Shares in the Arrangement, Nevsun Shareholders will experience a significant degree of dilution in their ownership of Nevsun. Upon completion of the transaction, and based on the number of Nevsun and Reservoir Shares outstanding as of the Record Date, Nevsun Shareholders and Reservoir Shareholders will own, respectively, approximately 67% and 33% of the combined company (on both a non-diluted and a fully diluted basis), assuming none of the Reservoir Options are exercised prior to the closing of the Arrangement.
  The issuance of a significant number of Nevsun Shares pursuant to the Arrangement could adversely impact the market price of Nevsun Shares.
  The combined company may not realize the benefits currently anticipated due to challenges associated with integrating the operations and personnel of Nevsun and Reservoir.
  The combined company may not meet key production or cost estimates, or the upside potential at Reservoir’s mineral properties that Nevsun believes exists.
  The completion of the Arrangement Agreement is subject to several conditions that must be satisfied or waived, including in particular Nevsun and Reservoir shareholder approvals and satisfaction of regulatory conditions. The Arrangement Agreement may be terminated by Nevsun or Reservoir in certain circumstances, in which case termination fees may be payable and the market price for Nevsun Shares may be adversely affected.

Fairness Opinion

Nevsun entered into an engagement letter with Scotia pursuant to which, among other things, Scotia agreed to provide the Board with a financial opinion in accordance with its customary practice as to the Consideration to be paid by Nevsun under the Arrangement. At a meeting held on April 22, 2016, Scotia provided the Board with an oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, explanations and limitations set forth therein, the Consideration to be paid by Nevsun pursuant to the Arrangement was fair, from a financial point of view, to Nevsun. The full text of the Scotia Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule ‘‘C’’. The Scotia Fairness Opinion is not intended to be and does not constitute a recommendation to any Nevsun Shareholder as to how to vote or act at the Meeting. The Scotia Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the Scotia Fairness Opinion is qualified in its entirety by reference to the full text of the Scotia Fairness Opinion and Nevsun Shareholders are urged to read the Scotia Fairness Opinion in its entirety. The Scotia Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Scotia Fairness Opinion and the conditions, prospects, financial and otherwise, of Nevsun and Reservoir, as applicable, as they are reflected in the information and documents reviewed by Scotia and as they were presented to Scotia. Subsequent developments may affect the Scotia Fairness Opinion. Scotia has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Scotia Fairness Opinion which may come or be brought to the attention of Scotia after the date of the Scotia Fairness Opinion. Under its engagement letter with Scotia, Nevsun will pay a success fee to Scotia upon completion of the Arrangement and no separate fee will be payable by Nevsun to Scotia for rendering the Scotia Fairness Opinion. The Board took this fee structure into account when considering the Scotia Fairness Opinion. Nevsun has also agreed to indemnify Scotia and certain related persons against certain liabilities in connection with its engagement.

Treatment of Reservoir Options and Reservoir RSUs

Each Reservoir Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be deemed to be assigned and transferred by such holder to Reservoir in exchange for a cash payment from Reservoir equal to the amount by which Cdn.$9.40 exceeds the exercise price of such Reservoir Option (less any applicable withholding), and such Reservoir Option shall immediately be cancelled. The Reservoir Stock Option Plan shall be terminated thereafter (and all rights, liabilities or obligations thereunder shall expire) and be of no further force or effect.

Each Reservoir RSU which is outstanding will be redeemed on the Effective Date of the Arrangement for two Nevsun Shares and a cash payment of Cdn.$0.001 (less any applicable withholding) for each Reservoir RSU held. The Reservoir RSU Plan shall be terminated thereafter (and all rights, liabilities or obligations thereunder shall expire) and be of no further force or effect.

Voting  Agreements

On April 22, 2016, Nevsun entered into the Reservoir Voting Agreements with the Reservoir Locked-Up Securityholders, and Reservoir entered into the Nevsun Voting Agreements with Nevsun Locked-Up Securityholders. The Reservoir Voting Agreements set forth, among other things, the agreement of such directors and senior officers to vote their Reservoir Shares, their Reservoir Options and, if applicable, any Reservoir Shares issued pursuant to the exercise of Reservoir Options in favour of the Arrangement and the Nevsun Voting Agreements set forth, among other things, the agreement of the Nevsun Locked-Up Securityholders, to vote in favour of the issuance of the Consideration Shares. As of the Record Date, 2,470,622 of the outstanding Reservoir Shares and 1,373,000 of the Reservoir Options were subject to the Reservoir Voting Agreements, representing approximately 4.06% and 77.59% of the outstanding Reservoir Shares and Reservoir Options, respectively, and 2,713,122 Nevsun Shares were subject to the Nevsun Voting Agreements, representing approximately 1.35% of the outstanding Nevsun Shares.

The Voting Agreements require voting support, prohibit solicitation of an alternative Acquisition Proposal, and impose a contractual hold period on Reservoir Shares, Reservoir Options and Nevsun Shares held by the Locked-up Shareholders expiring upon completion of the Arrangement, or upon earlier termination of the Voting  Agreements.

Each Locked-up Shareholder has agreed to vote his or her owned (directly or indirectly) Reservoir Shares and Reservoir Options or Nevsun Shares, as applicable, to the extent he or she is so entitled, in favour of the Arrangement or the issuance of the Consideration Shares, as applicable, and against any other matter that could reasonably be expected to delay, prevent or frustrate the completion of the Arrangement. Under the terms of the Voting Agreements, Reservoir and Nevsun have acknowledged that any Locked-up Shareholder who is also a director or officer of Reservoir or Nevsun is bound under the Voting Agreements only in such person’s capacity as a securityholder, and not in his or her capacity as a director or officer.

The Voting Agreements automatically terminate on the first to occur of the following, provided that each Party shall provide notice in writing to the other Party: (i) the Effective Time; or (ii) the date, if any, that the Arrangement Agreement is terminated in accordance with its terms. The Voting Agreements can also be terminated by the mutual consent in writing of the Parties or by a Party if any of the representations or warranties of the other Party under the Voting Agreement becoming untrue or incorrect in any material respect, the other Party does not comply with any of its covenants or obligations under the Voting Agreement or if the other Party varies the terms of the Arrangement Agreement in a materially adverse manner.

Other than the Equity Issuance, Nevsun has confirmed to Reservoir that neither Nevsun nor any of its affiliates held any Reservoir Shares (or securities convertible into Reservoir Shares) as at the Record Date.

Reservoir has confirmed to Nevsun that neither Reservoir nor any of its affiliates held any Nevsun Shares (or securities convertible into Nevsun Shares) as at the Record Date.

Completion of the Arrangement

The Arrangement will become effective at 12:01 a.m. (Vancouver time) on the second business day following the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement. Completion of the Arrangement is expected to occur on or about June 23, 2016; however, it is possible that completion may be delayed beyond this, but in no event shall completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement between Reservoir and Nevsun in accordance with the terms of the Arrangement Agreement.

Procedure for Exchange of Reservoir Shares

Following the receipt of the Final Order and prior to the Effective Date, Nevsun shall deliver or arrange to be delivered to the Depositary DRS Advice representing the Nevsun Shares and cash component of the Consideration, and any cash in respect of fractional Nevsun Shares otherwise issuable, required to be issued to former Reservoir Shareholders in accordance with the provisions of the Plan of Arrangement, which DRS Advice shall be held by the Depositary as agent and nominee for such former Reservoir Shareholders for distribution to such  former  Reservoir  Shareholders  in  accordance  with  the  provisions  of  the  Plan of Arrangement.

No Fractional Shares to be Issued

No fractional Nevsun Shares shall be issued to any former Reservoir Shareholder. The number of Nevsun Shares to be issued to a former Reservoir Shareholder shall be rounded down to the nearest whole Nevsun Share and such former Reservoir Shareholder shall not be entitled to any compensation in respect of such fractional Nevsun Share. Any cash consideration owing to a former Reservoir Shareholder shall be rounded up to the next whole cent.

Cancellation of Rights after Three Years

Any payment made by way of cheque by the Depositary (or Reservoir, if applicable) pursuant to the Plan of Arrangement that has not been deposited or returned to the Depositary (or Reservoir) or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Date, and any right or claim to payment under the Plan of Arrangement that remains outstanding on the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature. Any certificate which immediately prior to the Effective Date represented outstanding Reservoir Shares and which has not been surrendered with all other instruments required to be delivered to the Depositary on or prior to the third anniversary of the Effective Date, will cease to represent any  claim  against  or  interest  of  any  kind  or  nature  in  Reservoir,  Nevsun  or the Depositary.

Effects of the Arrangement on Reservoir Shareholders’ Rights

Reservoir Shareholders receiving Nevsun Shares under the Arrangement will become shareholders of Nevsun. Nevsun is a British Columbia company governed by the BCBCA.

The Nevsun Shares to be received by Reservoir Shareholders pursuant to the Arrangement are subject to the same rights and obligations that Reservoir was governed by under the BCBCA.

Court Approval of the Arrangement

An arrangement under the BCBCA requires Court approval.

Interim Order

On May 18, 2016, Reservoir obtained the Interim Order providing for the calling and holding of the Reservoir Meeting, the Dissent Rights and certain other procedural matters.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Reservoir Securityholders at the Reservoir Meeting in the manner required by the Interim Order and the Nevsun Shareholder Approval is obtained, Reservoir intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for June 21, 2016 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Any Reservoir Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on June 17, 2016 along with any other documents required, all as set out in the Interim Order and the Notice of Petition, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the adjournment.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Reservoir or Nevsun may determine not to proceed with the Arrangement.

The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Nevsun Shares issuable to Reservoir Securityholders in exchange for their Reservoir Shares pursuant to the Arrangement. Consequently if the Final Order is granted, the Nevsun Shares issuable to Reservoir Securityholders pursuant to the Arrangement will not require registration under the U.S. Securities Act. See ‘‘The Meeting — The Arrangement — Regulatory Law Matters and Securities Law Matters — United States Securities Law Matters’’ below.

Regulatory Approvals

Stock Exchange Approval

The Reservoir Shares are listed and posted for trading on the TSXV and the Nevsun Shares are listed and posted for trading on the TSX and are registered as a class under section 12(b) of the U.S. Exchange Act. It is a condition of the Arrangement that the TSX and the NYSE shall have conditionally approved for listing the Nevsun Shares to be issued or made issuable in connection with the Arrangement. The TSX has conditionally approved the listing of Nevsun Shares to be issued under the Arrangement, subject to Nevsun Shareholder Approval and filing certain documents following closing of the Arrangement. Nevsun has applied to NYSE to list the Nevsun Shares to be issued under the Arrangement.

Regulatory Law Matters and Securities Law Matters

Other than the approval of the Court and the necessary approvals from the TSX, the TSXV and the NYSE, Nevsun is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Nevsun currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Reservoir Securityholder Approval at the Reservoir Meeting, the Nevsun Shareholder Approval and the approval receipt of the Court and the satisfaction or waiver of the other customary closing conditions, the Effective Date is expected to occur on or about June 23, 2016.

Canadian Securities Law Matters

Status under Canadian Securities Laws

Reservoir is a reporting issuer in British Columbia, Alberta and Ontario. The Reservoir Shares currently trade on the TSXV. Following completion of the Arrangement, Reservoir will be a wholly-owned subsidiary of Nevsun, it is expected that the Reservoir Shares will be delisted from the TSXV and Nevsun expects to apply to the applicable Canadian securities regulators to have Reservoir cease to be a reporting issuer.

Distribution and Resale of Nevsun Shares under Canadian Securities Laws

The distribution of the Nevsun Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Nevsun Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a ‘‘control distribution’’ as defined National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Nevsun Shares, as the case may be, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Nevsun, the selling security holder has no reasonable grounds to believe that Nevsun is in default of applicable Canadian Securities Laws.

Fees and Expenses

All third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

THE ARRANGEMENT AGREEMENT

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under Nevsun’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective Date and Conditions of Arrangement

If the Arrangement Resolution is passed, the Nevsun Shareholders approve the Share Issuance Resolution, the Final Order of the Court is obtained approving the Arrangement, and all other conditions disclosed under ‘‘The Meeting — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement Becoming Effective’’ are met or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will be on or about June 23, 2016.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Reservoir to Nevsun and representations and warranties made by Nevsun to Reservoir. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in the Reservoir Disclosure Letter and the Nevsun Disclosure Letter, as applicable. Some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Reservoir Securityholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Reservoir in favour of Nevsun relate to, among other things: (a) the due incorporation, existence, authority and qualification to conduct the business of Reservoir; (b)     the corporate authority to enter into, and perform its obligations under, the Arrangement Agreement; (c)      the execution and delivery of the Arrangement Agreement; (d) the Authorizations required by Governmental Entities in connection with the execution and delivery of the Arrangement Agreement and performance by Reservoir of its obligations thereunder; (e) the execution and delivery of the Arrangement Agreement, performance of its obligations thereunder, and consummation of the Arrangement will not: (i) contravene, conflict with, or result in any violation or breach of Reservoir’s constating documents or the organizational documents of its subsidiaries, (ii) contravene, conflict with or result in a violation or breach of Law, (iii) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any Contract, lease, mortgage, bond or any Authorization, (iv) result in the creation of any Lien upon any of the properties or assets of Reservoir or any of its subsidiaries; (f) the capitalization of Reservoir; (g) that neither Reservoir nor any of its subsidiaries are a party to any shareholder agreement; (h) the actions taken to avoid triggering the rights under Rights Plan in connection with the Arrangement; (i) Reservoir’s ownership of its subsidiaries; (j) Reservoir’s reporting issuer status, the absence of a cease trade order against the securities of Reservoir and Reservoir having made all required filings under applicable securities laws and such filings not containing any untrue statement of material fact or any omission to state a material fact; (k) compliance with U.S. securities laws; (l) the financial statements of Reservoir: (l) Reservoir’s disclosure controls and internal controls over financial reporting; (m) the independence of the auditors of Reservoir; (n) the absence of undisclosed liabilities; (o) the absence of certain changes or events since December 31, 2015; (p) the conduct of the business and the absence of any liabilities, obligations, changes in the accounting practices, adjustments to employee salaries, changes to the level of accounts receivable or payable, amendments to material Contracts, settlement of any material claims, increases in the salary of officers other than in the Ordinary Course since December 31, 2015; (q) the absence of any material obligations or liabilities in respect of derivative transactions; (r) the existence of related party transactions; (s) the absence of collateral benefits; (t) compliance with all applicable Laws; (u) the ownership and possession of all Authorizations required for the operation of the business of Reservoir and Reservoir’s compliance under such Authorizations; (v) the receipt of the Fairness Opinion; (w) the fees payable to financial advisors in connection with the Arrangement Agreement; (x) the approval of the Arrangement by the Special Committee and the Reservoir Board; (y) the performance of obligations under material contracts and the absence of default under such material contracts; (z) the timely filing of all technical reports and the absence of any material misrepresentations in such technical reports; (aa) Reservoir’s property interest and mineral rights and the absence of any material adverse claims or challenges to the title or ownership of any of Reservoir’s mineral rights; (bb) the due payment of all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable and the due payment of all costs, expenses and liabilities payable; (cc) ownership of Intellectual Property; (dd) restrictions on the conduct of business; (ee) the absence of any claims, actions, investigations or proceedings pending or threatened against Reservoir or its subsidiaries; (ff) compliance with the Corruption of Foreign Public Officials Act (Canada) and Laws of similar effect in other jurisdictions; (gg) compliance with Environmental Laws; (hh) employment matters; (ii) employee benefits plans; (jj) the existence and maintenance of insurance policies of Reservoir; (kk) the due payment of Taxes, the proper filing of Tax Returns, and the absence of Tax-related claims or proceedings against Reservoir or its subsidiaries; (ll) the completeness and accuracy of all material information concerning Reservoir, its subsidiaries and their respective businesses made available to Nevsun; and (mm) the existence of confidentiality agreements.

The representations and warranties provided by Nevsun in favour of Reservoir relate to, among other things: (a) the due incorporation, existence, authority and qualification to conduct the business of Nevsun; (b)     the corporate authority to enter into, and perform its obligations under, the Arrangement Agreement; (c)      the execution and delivery of the Arrangement Agreement; (d) the Authorizations required by Governmental Entities in connection with the execution and delivery of the Arrangement Agreement and performance by Nevsun of its obligations thereunder; (e) the execution and delivery of the Arrangement Agreement, performance of its obligations thereunder, and consummation of the Arrangement will not: (i)     contravene, conflict with, or result in any violation or breach of Nevsun’s organizational documents or (ii)   contravene, conflict with or result in a violation or breach of Law; (f) the capitalization of Nevsun; (g) that neither Nevsun nor any of its subsidiaries are a party to any shareholder agreement; (h) Nevsun’s reporting issuer status, the absence of a cease trade order against the securities of Nevsun and Nevsun having made all required filings under applicable securities laws and such filings not containing any untrue statement of material fact or any omission to state a material fact; (i) the financial statements of Nevsun: (j) Nevsun’s disclosure controls and internal controls over financial reporting; (k) the independence of the auditors of Nevsun; (l) the absence of undisclosed liabilities; (m) the absence of certain changes or events since December 31, 2015; (n) compliance with all applicable Laws; (o) the timely filing of all technical reports and the absence of any material misrepresentations in such technical reports (p) Nevsun’s property interests and mineral rights and the absence of any material adverse claims or challenges to the title or ownership of any of Nevsun’s mineral rights; (q)     the due payment of all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable and the due payment of all costs, expenses and liabilities payable; (r) the absence of any claims, actions, investigations or proceedings pending or threatened against Nevsun or its subsidiaries; (s) compliance with the Corruption of Foreign Public Officials Act (Canada) and Laws of similar effect in other jurisdictions; (t) compliance with Environmental Laws; (u) the due payment of Taxes, the proper filing of Tax Returns, and the absence of Tax-related claims or proceedings against Nevsun or its subsidiaries; (v) the completeness and accuracy of all material information concerning Nevsun, its subsidiaries and their respective businesses made available to Nevsun; and (w) the sufficiency of funds available to pay the termination fee under the Arrangement Agreement.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The respective obligations of Reservoir and Nevsun to complete the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions, each of which may only be waived with the mutual consent of Reservoir and Nevsun:

(a)	the Arrangement Resolution shall have been approved and adopted by the Reservoir Securityholders at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall have each been obtained on terms consistent with the Arrangement Agreement, and shall have not been set aside or modified in a manner unacceptable to either Reservoir or Nevsun, each acting reasonably, on appeal or otherwise;

(c)	the Nevsun Shareholder Approval shall have been obtained;

(d)	no Law shall be in effect or threatened that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Reservoir or Nevsun from consummating the Arrangement; and

(e)	the conditional approval from the TSX and the NYSE shall have been obtained by Nevsun with respect to the issuance of the Consideration Shares.

Nevsun Conditions

The obligations of Nevsun to complete the transactions contemplated in the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions:

(a)	all representations and warranties of Reservoir in the Arrangement Agreement that are qualified by references to materiality or by the expression ‘‘Material Adverse Effect’’ and certain representations and warranties set forth in Schedule C to the Arrangement Agreement shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Reservoir in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date) and Nevsun shall have received a certificate of Reservoir, addressed to Nevsun and dated the Effective Date, signed on behalf of Reservoir by two senior officers of Reservoir, confirming the same as of the Effective Date;

(b)	each of the covenants of Reservoir contained in the Arrangement Agreement will have been fulfilled or complied with by Reservoir in all material respects on or prior to the Effective Time and Nevsun shall have received a certificate of Reservoir, addressed to Nevsun and dated the Effective Date, signed on behalf of Reservoir by two senior officers of Reservoir, confirming the same as of the Effective Date;

(c)	each required Regulatory Approval shall have been made, given or obtained and shall be in force;

(d)	there shall not be any action or proceeding pending or threatened to:

a.	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Nevsun’s ability to acquire, hold, or exercise full rights of ownership over, any Reservoir Shares, including the right to vote the Reservoir Shares;

b.	prohibit, restrict or impose terms or conditions on, the Arrangement, or the ownership or operation by Nevsun of the business or assets of Nevsun, Reservoir or their respective subsidiaries, or compel Nevsun to dispose of or hold separate any of the business or assets of Nevsun, Reservoir or their respective subsidiaries as a result of the Arrangement; or

c.	prevent or materially delay the consummation of the Arrangement, or if the Arrangement were to be consummated, have a Material Adverse Effect with respect to Reservoir;

(e)	holders of no more than 5% of the Reservoir Shares have exercised Dissent Rights;

(f)	each of the Key Consents shall have been given or obtained;

(g)	there shall not have occurred a Material Adverse Effect with respect to Reservoir;

(h)	there shall not have been any breach of any of the Nevsun Voting Agreements by any party other than Nevsun; and

(i)	Reservoir shall have completed the Special Acquisition.

The foregoing conditions are for the sole benefit of Nevsun and may be waived by Nevsun in whole or in part at any time.

Reservoir Conditions

The obligations of Reservoir to complete the transactions contemplated in the Arrangement Agreement, shall also be subject to the fulfillment of each of the following conditions:

(a)	all representations and warranties of Nevsun in the Arrangement Agreement that are qualified by references to materiality or by the expression ‘‘Material Adverse Effect’’ and certain representations and warranties set forth in Schedule D to the Arrangement Agreement shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Nevsun in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date), and Reservoir shall have received a certificate of Nevsun, addressed to Reservoir and dated the Effective Date, signed on behalf Nevsun by two senior officers of Nevsun, confirming the same as of the Effective Date;

(b)	each of the covenants of Nevsun contained in the Arrangement Agreement will have been fulfilled or complied with by Nevsun in all material respects on or prior to the Effective Time and Reservoir shall have received a certificate of Nevsun, addressed to Reservoir and dated the Effective Date, signed on behalf Nevsun by two senior officers of Nevsun, confirming the same as of the Effective Date;

(c)	there shall not have occurred a Material Adverse Effect with respect to Nevsun; and

(d)	there shall not have been any breach of any of the Reservoir Voting Agreements by any party other than Reservoir.

The foregoing conditions are for the sole benefit of Reservoir and may be waived by Reservoir in whole or in part at any time.

Covenants of Reservoir

Covenants relating to Conduct of Business

Reservoir has made certain covenants intended to ensure that Reservoir shall carry on business in the Ordinary Course of business consistent with past practice, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement.

These covenants include, among other things:

(a)	not to, without the prior written consent of Nevsun:

a.	amend its constating documents;

b.	split, combine, consolidate or reclassify any Reservoir Shares, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

c.	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of the Reservoir Shares or any other shares of Reservoir and its subsidiaries;

d.	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of Reservoir or any of its subsidiaries, except for the issuance of Reservoir Shares (i) issuable upon the exercise of the currently outstanding Reservoir Options or (ii) pursuant to outstanding Reservoir RSUs pursuant to the Reservoir RSU Plan;

e.	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

f.	reorganize, amalgamate, combine or merge Reservoir with any other Person;

g.	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Reservoir or any of its subsidiaries;

h.	sell, pledge, lease, dispose of, surrender, lose the right to use, mortgage, license, encumber or otherwise dispose of or transfer any assets of Reservoir or of any of its subsidiaries or any interest in any assets of Reservoir or its subsidiaries having a value greater than Cdn.$1,000,000 in the aggregate;

i.	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds Cdn.$1,000,000;

j.	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

k.	prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of Cdn.$1,000,000; provided that any indebtedness created, incurred, refinanced, assumed or for which Reservoir or any subsidiary becomes liable in accordance with the foregoing shall be prepayable at the Effective Time without premium, penalty or other incremental costs (including breakage costs) in excess of Cdn.$1,000,000, in the aggregate;

l.	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

m.	make any bonus or profit sharing distribution or similar payment of any kind except as may be required by the terms of any Contracts specified in the Reservoir Disclosure Letter;

n.	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Reservoir Employees except as may be required by Contracts specified in the Reservoir Disclosure Letter;

o.	except as required by IFRS, make any change in Reservoir’s methods of accounting;

p.	make any material Tax election, information schedule, return or designation, except as required by Law and in a manner consistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

q.	create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Reservoir Employee, director or executive officer of Reservoir or change the benefits payable under any existing severance or termination pay policies with any Reservoir Employee, director or executive officer of Reservoir;

r.	except as required by Law: (i) adopt, enter into or amend any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new Reservoir Employee who was not employed by Reservoir or a subsidiary on the date of the Arrangement Agreement); (ii) pay any benefit to any director or officer of Reservoir or any of its subsidiaries or to any Reservoir Employee that is not required under the terms of any Employee Plan in effect on the date of the Arrangement Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of Reservoir or any of its subsidiaries or to any Reservoir Employee; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

s.	cancel, waive, release, assign, settle or compromise any material claims or rights;

t.	commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of Cdn.$500,000 in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by the Arrangement Agreement;

u.	amend or modify or terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

v.	except as contemplated under ‘‘— Other Covenants — Insurance and Indemnification’’, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of Reservoir or any of its subsidiaries in effect on the date of the Arrangement Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

w.	in respect of any assets of Reservoir or its subsidiaries, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, production sharing agreement, Intellectual Property, or other material document;

x.	abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations;

y.	enter into or amend any Contract with any broker, finder or investment banker; or

z.	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

However, Reservoir will not be restricted from taking any action to comply with or enforce its rights under the Joint Venture Agreement among Freeport BVI, Reservoir BVI and Timok JVSA (BVI) Ltd. dated December 15, 2015 or to complete the Special Acquisition.

Covenants relating to the Arrangement

Reservoir has also agreed with Nevsun that it will perform all obligations required or desirable to be performed by Reservoir under the Arrangement Agreement, cooperate with Nevsun and do all such commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement, including that Reservoir will and will cause each of its subsidiaries to:

(a)	carry out in accordance with and subject to the terms of the Arrangement Agreement, the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement or the Arrangement;

(b)	use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are

(A)	necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement (including the Key Consents), in each case, on terms that are reasonably satisfactory to Nevsun, and without paying, and without committing itself or Nevsun to pay, any consideration or incur any liability or obligation without the prior written consent of Nevsun;

(c)	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Reservoir and its subsidiaries relating to the Arrangement;

(d)	use all commercially reasonable efforts to, on prior written approval of Nevsun, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement;

(f)	as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for any Regulatory Approvals and use reasonable commercial efforts to obtain and maintain all Regulatory Approvals;

(g)	cooperate with Nevsun in connection with obtaining any Regulatory Approvals including providing Nevsun with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity;

(h)	assist in obtaining the resignations and releases (in a form satisfactory to Nevsun, acting reasonably) of each member of the Reservoir Board and each member of the board of directors of Reservoir’s subsidiaries, and causing them to be replaced by Persons nominated by Nevsun effective as of the Effective Time;

(i)	promptly notify Nevsun in writing of:

a.	any Material Adverse Effect with respect to Reservoir;

b.	any notice received from any Person alleging that the consent of such Person is or may be required in connection with the Arrangement Agreement or the Arrangement;

c.	any notice received from any material supplier, customer or other third party to terminate or materially adversely modify its relationship with Reservoir or its subsidiaries as a result of the Arrangement Agreement or the Arrangement;

d.	any notice received from any Governmental Entity in connection with the Arrangement Agreement; or

e.	any actions, claims or proceedings commenced or threatened against Reservoir, its subsidiaries or their respective assets or properties; and

(j)	keep Nevsun fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business in all material respects.

Covenants of Nevsun

Covenants relating to Conduct of Business

Nevsun has made certain covenants intended to ensure that Nevsun shall carry on business in the Ordinary Course of business consistent with past practice until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement  Agreement.

These covenants include, among other things:

(a)	not to:

i.	issue, or authorize the issuance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for the issuance of Nevsun Shares issuable upon the exercise of the currently outstanding stock options of Nevsun and except for the issuance of stock options and the granting of DSUs, PSUs and Nevsun RSUs in the Ordinary Course;

ii.	amend or propose to amend its constating documents or the terms of the Nevsun Shares in a manner that could have a material adverse effect on the market price or value of the Nevsun Shares to be issued in connection with the Arrangement;

iii.	split, consolidate or reclassify any of its shares or undertake any other capital reorganization;

iv.	reorganize, amalgamate, combine or merge Nevsun with any other Person;

v.	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Nevsun or any of its subsidiaries;

vi.	reduce the stated capital in respect of Nevsun Shares;

vii.	settle or compromise any material claims or rights related to the proposed representative proceeding by three Eritreans who claim to have once worked with a local sub-contractor of Nevsun at Nevsun’s Bisha mine in Eritrea (the ‘‘Bisha Mine’’); grant or transfer to any non-Affiliate all or a majority of Nevsun’s right, title or interest in the Bisha Mine, or all or substantially all of the assets that comprise the Bisha Mine; or,

viii.	abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations related to the Bisha Mine.

Covenants relating to the Arrangement

Nevsun has also agreed with Reservoir that it will, among other things, perform all obligations required or desirable to be performed by Nevsun under the Arrangement Agreement, cooperate with Reservoir and do all such acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement. These covenants are substantially similar to the covenants that Reservoir has provided to Nevsun with respect to the Arrangement.

Nevsun has also covenanted and agreed that, it will make joint elections with Eligible Shareholders in respect of the disposition of their Reservoir Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provisional tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Shareholder in his or her sole discretion within the limits set out in the Tax Act (or any similar provision of any provisional tax legislation).

Non-Solicitation  Covenant

Reservoir has covenanted and agreed that, neither Reservoir nor any of its subsidiaries shall, directly or indirectly, through any officer, director, employee, Representative (including any financial or other advisor) or agent of Reservoir or any of its subsidiaries:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Reservoir or any of their subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for Reservoir;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Nevsun and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for Reservoir;

(c)	make a Reservoir Change in Recommendation (as defined below);

(d)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for Reservoir; or

(e)	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal for Reservoir.

In addition, Reservoir has agreed that it shall, and shall cause its subsidiaries and Representatives to, immediately cease any solicitation, encouragement, discussion or negotiation with any Persons that may have commenced prior to the date of the Arrangement Agreement with respect to any Acquisition Proposal for Reservoir. Reservoir has agreed to immediately discontinue access to any of its confidential information and promptly request the return  or destruction of all  confidential information regarding  Reservoir and its subsidiaries previously provided to any such Person, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Reservoir represents and warrants that Reservoir has not waived any confidentiality, standstill or similar agreement or restriction to which Reservoir or any subsidiary of Reservoir is a party, and covenants and agrees that (i) Reservoir shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Reservoir or any subsidiary of Reservoir is a party, and (ii) neither Reservoir, nor any subsidiary of Reservoir nor any of their respective Representatives have released or will, without the prior written consent of Nevsun (which may be withheld or delayed in Nevsun’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Reservoir or any of its subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which Reservoir or any subsidiary of Reservoir is a party, nor will Reservoir waive application of the Rights Plan in favour of any third party.

However, if at any time prior to obtaining the Reservoir Securityholder Approval of the Arrangement Resolution at the Meeting, Reservoir receives a written Acquisition Proposal for Reservoir that did not result from a breach of the Arrangement Agreement and the Reservoir Board determines in good faith, after consultation with Reservoir’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute a Superior Proposal and, after consultation with Reservoir’s outside legal counsel, that the failure to engage in discussions or negotiations would be inconsistent with its fiduciary duties, then Reservoir may, in response to a request made by the Person making such Acquisition Proposal and provided it is in compliance with its non-solicitation obligations and provided that it has provided the other party with the details of the Acquisition Proposal and that such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar agreement or restriction, engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and provide information with respect to Reservoir and its subsidiaries to the person making such Acquisition Proposal for a maximum of 10 calendar days. Reservoir may only provide confidential information to a person making an Acquisition Proposal pursuant to a confidentiality and standstill agreement with such person on terms which are no less onerous or more beneficial to such Person than those found in the Confidentiality Agreement.

If Reservoir or any of its subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal for Reservoir, or any request for copies of, access to, or disclosure of, confidential information relating to Reservoir or any subsidiary of Reservoir, Reservoir shall promptly notify Nevsun, at first orally, and then as soon as practical and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and Reservoir shall keep Nevsun fully informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Nevsun has agreed to reciprocal non-solicitation covenants that are substantially similar to the non-solicitation covenants that Reservoir has provided to Nevsun.

Right to Match

If Reservoir receives an Acquisition Proposal for Reservoir that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Reservoir Securityholders, the Reservoir Board may, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if: (i) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill or similar restriction; (ii) Reservoir has been, and continues to be, in compliance with its non-solicitation covenants; (iii) Reservoir has delivered to Nevsun a written notice of the determination of the Reservoir Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Reservoir Board to enter into such definitive agreement, together with a written notice from the Reservoir Board regarding the value and financial terms that the Reservoir Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; (iv) Reservoir has provided Nevsun with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials in connection therewith; (v) at least five (5) business days (the ‘‘Matching Period’’) have elapsed from the date on which Nevsun receives notice of the Superior Proposal and all relating documents; (vi) during the Matching Period, Nevsun will have had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; (vii) after the Matching Period, the Reservoir Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Nevsun and that the failure by the Reservoir Board to recommend that Reservoir enter into a definite agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and (viii) Reservoir terminates the Arrangement Agreement and pays Nevsun the termination fee, as described below.

During the Matching Period as described above, Nevsun will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement (the ‘‘Amended Arrangement Agreement’’) in order for such Acquisition Proposal to cease to be a Superior Proposal. The Reservoir Board shall review the Amended Arrangement Agreement to determine (acting in good faith in accordance with its fiduciary duties, after consultation with Reservoir’s outside legal counsel and financial advisers) whether the Acquisition Proposal continues to be a Superior Proposal when assessed against the Amended Arrangement Agreement as proposed by Nevsun. If the Reservoir Board determines in good faith, after consultation with Reservoir’s outside legal counsel that it is necessary for the Reservoir Board to enter into a definitive agreement with respect to such Superior Proposal in order to properly discharge its fiduciary duties, Reservoir shall be entitled to terminate the Arrangement Agreement and enter into the proposed agreement in respect of such Superior Proposal upon payment to Nevsun of the Termination Payment.

During the Matching Period, or such longer period as Reservoir may approve, Reservoir shall review any offer made by Nevsun to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such offer would, upon acceptance, result in the Acquisition Proposal for Reservoir previously constituting a Superior Proposal ceasing to be a Superior Proposal and shall negotiate in good faith with Nevsun to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable Nevsun to proceed with the Arrangement on such amended terms. If the Reservoir Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Reservoir and Nevsun will amend the Arrangement Agreement to reflect the offer made by Nevsun to amend the terms of the Arrangement Agreement. Each successive modification to an Acquisition Proposal that results in an increase in, or modification of, the consideration or other material terms or conditions thereof, shall constitute a new Acquisition Proposal and Nevsun shall be afforded a new five (5) business day Matching Period.

Reservoir has a reciprocal right to amend the terms of the Arrangement Agreement if Nevsun receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the approval of the Nevsun Shareholders. If, however, Nevsun receives a Change of Control Proposal which is structured as a take-over bid (with a date of completion after the Effective Date of the Arrangement) or a Change of Control Proposal, which requires approval by the Nevsun Shareholders (if the record date for any meeting of the Nevsun Shareholders that would be required to be held to consider the Change of Control Proposal is after the Effective Date, the board of directors of Nevsun may publicly accept or recommend that the Nevsun Shareholders accept and/or enter into a definitive agreement with respect to a Change of Control Proposal and Reservoir shall have no right to terminate the Arrangement Agreement or receive the Termination Fee as a result.

Other Covenants

Access to Information

Until the earlier of the Effective Time and the termination of the Arrangement Agreement, and subject to compliance with applicable Law and the terms of any existing Contracts, each of Reservoir and Nevsun have agreed to provide each other with reasonable access to data and information as the other may reasonably request, provided that such information shall be subject to the terms and conditions of the existing Confidentiality Agreement between Reservoir and Nevsun.

Insurance and Indemnification

Prior to the Effective Date, Reservoir shall purchase customary ‘‘tail’’ policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Reservoir which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Nevsun will, or will cause Reservoir to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.

Nevsun agrees that it shall cause Reservoir to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Reservoir, to the extent that they are disclosed in the Reservoir Disclosure Letter, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances (many of which lead to payment of the Termination Fee), including:

(a)	by mutual written agreement of Reservoir and Nevsun;

(b)	by either Reservoir or Nevsun, if:

a.	Nevsun Shareholder Approval shall not have been obtained at the Nevsun Meeting, provided that the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose breach of its representations and warranties or whose failure to perform any of its covenants or agreements under the Arrangement Agreement has been the cause of the failure to obtain Nevsun Shareholder Approval;

b.	Reservoir Securityholder Approval shall not have been obtained at the Meeting, provided that the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose breach of its representations and warranties or whose failure to perform any of its covenants or agreements under the Arrangement Agreement has been the cause of the failure to obtain Reservoir Securityholder Approval;

c.	there shall be enacted any Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Reservoir or Nevsun from consummating the Arrangement and such Law, if applicable, shall have become final and non-appealable; or

d.	the Effective Time shall not have occurred on or before the Outside Date, provided that the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose breach of its representations and warranties or whose failure to perform any of its covenants or agreements under the Arrangement Agreement has been the cause of the failure of the Effective Time to occur by such Outside Date;

(c)	by Reservoir, if:

a.	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Nevsun under the Arrangement Agreement occurs that would cause any condition relating to the performance by Nevsun of all its covenants or the accuracy of representations and warranties of Nevsun not to be met, and such condition is incapable of being cured on or prior to the Outside Date or is not cured within ten (10) business days of receiving notice from Reservoir of such default or breach, provided, however, that Reservoir is not in breach of the Arrangement Agreement so as to cause any representation or warranty or any covenant or agreement on the part of Reservoir not to be satisfied;

b.	the Board (1) fails to unanimously recommend or withdraws, amends, modifies or qualifies the Nevsun Board Recommendation, in a manner adverse to Reservoir, (2) accepts, approves, endorses or recommends an Acquisition Proposal or takes no position with respect to an Acquisition Proposal for more than five business days, (3) accepts or enters into or publicly proposes to accept or enter into any agreement in respect of an Acquisition Proposal, or (4) fails to reaffirm its recommendation of, the Arrangement within five business days after having been requested in writing by Reservoir to do so (the actions described in (1) through (4), a ‘‘Nevsun Change in Recommendation’’) or Nevsun breaches its non-solicitation covenants in the Arrangement Agreement in any material respect;

c.	prior to obtaining Reservoir Securityholder Approval of the Arrangement Resolution, the Reservoir Board authorizes Reservoir to enter into a written agreement (other than a permitted confidentiality and standstill agreement) with respect to a Superior Proposal for Reservoir, provided Reservoir is in compliance with the non-solicitation covenants and that prior to or concurrent with such termination Reservoir pays the Termination Fee; or

d.	a Material Adverse Effect has occurred with respect to Nevsun;

(d)	by Nevsun, if:

a.	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Reservoir under the Arrangement Agreement occurs that would cause any condition relating to the performance by Reservoir of all its covenants or the accuracy of representations and warranties of Reservoir not to be met, and such condition is incapable of being cured on or prior to the Outside Date or is not cured within ten (10) business days of receiving notice from Nevsun of such default or breach, provided, however, that Nevsun is not in breach of the Arrangement Agreement so as to cause any representation or warranty or any covenant or agreement on the part of Nevsun not to be satisfied;

b.	the Reservoir Board (1) fails to unanimously recommend or withdraws, amends, modifies or qualifies the Reservoir Board Recommendation, in a manner adverse to Nevsun, (2) accepts, approves, endorses or recommends an Acquisition Proposal or takes no position with respect to an Acquisition Proposal for more than five business days, (3) accepts or enters into or publicly proposes to accept or enter into any agreement in respect of an Acquisition Proposal, or (4) fails to reaffirm its recommendation of, the Arrangement within five business days after having been requested in writing by Nevsun to do so (the actions described in (1) through (4) a ‘‘Reservoir Change in Recommendation’’) or Reservoir breaches its non-solicitation covenants in the Arrangement Agreement in any material respect;

c.	prior to obtaining Nevsun Shareholder Approval of the Nevsun Shareholder Approval Resolution, the Board authorizes Nevsun to enter into a written agreement (other than a permitted confidentiality and standstill agreement) with respect to a Superior Proposal for Nevsun, provided Nevsun is in compliance with the non-solicitation covenants and that prior to or concurrent with such termination Nevsun pays the Termination Fee;

d.	holders of more than 5% of the Reservoir Shares have exercised their Dissent Rights; or

e.	a Material Adverse Effect has occurred with respect to Reservoir.

Termination Payment

Nevsun is entitled to be paid the Termination Fee if the Arrangement Agreement is terminated:

(a)	by Nevsun due to a Reservoir Change in Recommendation or due to a breach by Reservoir of the non-solicitation provisions of the Arrangement Agreement;

(b)	by Reservoir to enter into an agreement with respect to a Superior Proposal;

(c)	pursuant to any termination provision in the Arrangement Agreement if at such time Nevsun is entitled to terminate the Arrangement Agreement pursuant to a Reservoir Change in Recommendation or due to a breach by Reservoir of the non-solicitation provisions of the Arrangement Agreement (unless the Reservoir Change in Recommendation resulted from the occurrence of a material adverse effect with respect to Nevsun); or

(d)	by Reservoir or Nevsun if the Arrangement Resolution shall have failed to obtain Reservoir Securityholder Approval at the Meeting or if completion of the Arrangement has not taken place by the Outside Date, or by Nevsun if Nevsun terminates the Arrangement Agreement as a result of an uncured breach of Reservoir’s representations, warranties or covenants and prior to any such termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal for Reservoir was publicly announced or made to Reservoir and within 365 days following the termination of the Arrangement Agreement either: (i) an Acquisition Proposal for Reservoir (whether or not such an Acquisition Proposal is the same Acquisition Proposal previously made or announced) is consummated or effected, or (ii) Reservoir or one or more of its subsidiaries enters into a contract in respect of an Acquisition Proposal for Reservoir (whether or not such an Acquisition Proposal is the same Acquisition Proposal previously made or announced); provided that for this provision, all references to ‘‘20%’’ in the definition of the ‘‘Acquisition Proposal’’ shall be ‘‘50%’’.

Reservoir is entitled to be paid the Termination Fee if the Arrangement Agreement is terminated:

(a)	by Reservoir due to a Nevsun Change in Recommendation or due to a breach by Nevsun of the non-solicitation provisions of the Arrangement Agreement;

(b)	by Nevsun to enter into an agreement with respect to a Superior Proposal;

(c)	pursuant to any termination provision in the Arrangement Agreement if at such time Reservoir is entitled to terminate the Arrangement Agreement pursuant to a Nevsun Change of Recommendation or due to a breach by Nevsun of the non-solicitation provisions of the Arrangement Agreement (unless the Nevsun Change in Recommendation resulted from the occurrence of a material adverse effect with respect to Reservoir); or

(d)	by Reservoir or Nevsun if the Nevsun Shareholder Approval has not been obtained or if completion of the Arrangement has not taken place by the Outside Date, or by Reservoir if Reservoir terminates the Arrangement Agreement as a result of an uncured breach of Nevsun’s representations, warranties or covenants and prior to any such termination of the Arrangement Agreement, an Acquisition Proposal for Nevsun, or the intention to make an Acquisition Proposal for Nevsun was publicly announced or made to Nevsun and within 365 days following the termination of the Arrangement Agreement either: (i) an Acquisition Proposal for Nevsun (whether or not such an Acquisition Proposal is the same Acquisition Proposal previously made or announced) is consummated or effected, or (ii) Nevsun or one or more of its subsidiaries enters into a contract in respect of an Acquisition Proposal for Nevsun (whether or not such an Acquisition Proposal is the same Acquisition Proposal previously made or announced); provided that for this provision, all references to ‘‘20%’’ in the definition of the ‘‘Acquisition Proposal’’ shall be ‘‘50%’’.

RISK FACTORS

In evaluating the Arrangement, Nevsun Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Nevsun, may also adversely affect the trading price of the Nevsun Shares, the Reservoir Shares and/or the businesses of Reservoir and Nevsun following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Nevsun Shareholders should also carefully consider the risk factors associated with the businesses of Reservoir and Nevsun contained in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated. The risks associated with the Arrangement include:

The Arrangement Agreement may be terminated in certain circumstances

Each of Nevsun and Reservoir has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Nevsun provide any assurance, that the Arrangement Agreement will not be terminated by either Nevsun or Reservoir before the completion of the Arrangement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Nevsun, including receipt of the Final Order. There can be no certainty, nor can Nevsun provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Nevsun Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed.

The issuance of a significant number of Nevsun Shares and a resulting ‘‘market overhang’’ could adversely affect the market price of Nevsun Shares after completion of the Arrangement

On completion of the Arrangement, a significant number of additional Nevsun Shares will be available for trading in the public market. The increase in the number of Nevsun Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Nevsun Shares. The potential that such a shareholder may sell its Nevsun Shares in the public market (commonly referred to as ‘‘market overhang’’), as well as any actual sales of such Nevsun Shares in the public market, could adversely affect the market price of the Nevsun Shares.

Reservoir’s operations are in jurisdictions new to Nevsun

Operations, development and exploration activities carried out by Reservoir are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. Reservoir’s principal asset is held in Serbia and Nevsun does not have operations or development and exploration activities in Serbia. Although the government in this jurisdiction is currently generally stable and generally friendly to foreign investment, there are still political risks. The risks include, but are not limited to, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, terrorism, hostage taking, and expropriation. Changes in mining or investment policies or shifts in political attitudes may also adversely affect Reservoir’s business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, the environment, expropriation of property, land use, land claims of local people, water use and safety. Any changes in the laws relating to mining in the jurisdictions in which Reservoir carries on business could materially affect the rights and title to the interests held there by Reservoir. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

Nevsun and Reservoir may encounter challenges associated with assuming the operatorship of the Timok JV

The anticipated success of Nevsun with respect to the acquisition of Reservoir will depend in large part on the success of management of Nevsun in assuming the operatorship of the Timok JV. Key aspects of ensuring a smooth transition to full operatorship include important interactions with the current operator (Freeport), the various levels of government in Serbia as well as the employees of the Timok Copper Project. The failure to ensure a smooth transition could impair the results of operations, profitability and financial results of Nevsun as well as a diversion of management’s time and attention.

Nevsun will incur costs even if the Arrangement is not completed and may have to pay the Reservoir Termination Fee

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Nevsun and Reservoir even if the Arrangement is not completed. Nevsun and Reservoir are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Nevsun may be required to pay the Reservoir Termination Fee.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

On completion of the Arrangement, Nevsun will continue to be a corporation existing under the BCBCA and the former Reservoir Shareholders will be shareholders of Nevsun. After the Effective Date, Reservoir will be a wholly-owned subsidiary of Nevsun.

The business and operations of Nevsun and Reservoir will be consolidated and the principal executive office of the combined company will remain at 760 – 669 Howe Street, Vancouver, BC, V6C 0B4 immediately following consummation of the Arrangement.

Organization Chart

The following chart shows the corporate relationship between Nevsun and Reservoir following the completion of the Arrangement:

NEVSUN RESOURCES LTD. (British Columbia, Canada)
100%
Nevsun (Barbados) Holdings Ltd.
100%
Nevsun Africa (Barbados) Ltd.
100%
Nevsun Rsources (Eritrea) Ltd.
60%
Bisha Mining Share Company (Eritrea)
100%
Reservoir Minerals Inc. (British Columbia, Canada)
100%
Global Reservoir Minerals (BVI) Inc.
Reservoir Minerals DVB dooel (Macedonia)
Reservoir Minerals SRL (Romania)
100%
RMC Cameroon (BVI) Corp.
90%
Reservoir Minerals Cameroon SARL (Cameroon)
100%
Exploration Permits: Bibemi & So'o Held via JV: 90% RMB and 10% BEIG3
40%
Reservoir Exploration (BVI) Ltd.
100%
Deli Jovan Expliration d.o.o. Beograd (Belgrade, Serbia)
100%
Exploration Permits: Deli Jovan
100%
Tilva (BVI) Inc.
100%
Tilva d.o.o. Beograd (Belgrade, Serbia)
100%
Exploration Permits: Coka Kupijatra Tilva Njagra Kraljevica Nikolicevo
100%
Reservoir Consulting (BVI) Inc.
100%
Balkan Exploration and Mining d.o.o. Beograd (Belgrade, Serbia)
100%
Exploration Permits: Bobija Parlozi Stara Planina Vrnjci-Ples-Gradac Donja Studena
100%
Perseus (BVI) Corp.
100%
Reservoir Minerals Macedonia DOOEL Skopje (Macedonia)
100%
Exploration Permits: Concession Konjsko
45%
100% Class A Shares[2]
28% Class B Shares[3]
Freeport Inernational Holdings (BVI) Ltd.
55%
Timok JVSA (BVI) Ltd.
100%
Suva Reka (BVI) Ltd.
99.9%
0.1%
Kameni Potok Coop
100%
Cukaru Peki BV
100%
Rakita (BVI) Ltd.[1]
100%
Rakita Exploration d.o.o. Beograd (Belgrade, Serbia)
100%
Exploration Permits: Brestovac Jasikovo Leskovo
100%
Equatorial Resources (BVI) Inc.
100%
Reservoir Minerals Gabon (Gabon)
100%
Exploration Permits: Boumango & Mitzic
100%
RM Dvorishte (BVI) Inc.
100%
RM Malesh (BVI) Inc.
100%
Exploration Permit: Dvorishte
100%
Exploration Permit: Gura Salistei Teiul

[1]In process of dissolution.

[2]Class A Assets - the Company's entire indirect interest (i.e., currently a 55% interest and a 75% interest upon receipt by the Company of the Additional Interest) in Timok JV, other than the Lower Zone; provided, however, Class A Assets shall exclude any Class A Asset that is reassigned as a Class B Asset in accordance with the terms of the Shareholder Agreement.

[3]Class B Assets - the Company's entire indirect interest (i.e., currently a 55% interest and a 75% interest upon receipt by the Company of the Additional Interest) in the Lower Zone and the Lower Zone Caving Zone; provided, however, Class B Assets shall include any Class A Asset that is reassigned as a Class B Asset in accordance with the terms of the Shareholder Agreement.

(Capitalized terms in the footnotes above are terms as defined in the Shareholder Agreement.)

Directors and Officers of the Combined Company

Following the Effective Date, it is anticipated that the Board will be comprised of eight directors, who will consist of the current members of the Board, being, R. Stuart Angus, Ian R. Ashby, Clifford T. Davis, Robert J. Gayton, Gary E. German and Gerard E. Munera, together with two members of the Reservoir Board who are independent from Nevsun and will be selected by Nevsun pursuant to the terms of the Arrangement Agreement.

Description of Share Capital

The share capital of Nevsun will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares as contemplated in the Arrangement.

Nevsun is authorized to issue an unlimited number of Nevsun Shares. As at May 18, 2016, there were 199,839,969 Nevsun Shares issued and outstanding. There are no limitations contained in the constating documents of Nevsun on the ability of a person who is not a Canadian Resident to hold Nevsun Shares or exercise the voting rights associated with Nevsun Shares.

Based on the 48,730,165 Reservoir Shares, 792,000 Reservoir RSUs and 1,769,500 Reservoir Options issued and outstanding and not owned by Nevsun as of April 22, 2016, under the Arrangement, Nevsun will issue holders of Reservoir Shares, Reservoir RSUs and Reservoir Options up to a maximum of 102,583,330 new Nevsun Shares (assuming that all currently outstanding Reservoir Options are exercised prior to closing of the Arrangement), which represents approximately 51.3% of the currently issued and outstanding Nevsun Shares (on a non-diluted basis). If none of the Reservoir Options are exercised prior to the Effective Time, holders of the Reservoir options will receive cash as described above and only 99,044,330 common shares of Nevsun will be issued pursuant to the Arrangement.

Immediately following completion of the Arrangement, Nevsun Shareholders will hold approximately 67% of the Nevsun Shares issued and outstanding, while Reservoir Shareholders will hold approximately 33% of the Nevsun Shares issued and outstanding (on both a non-diluted and fully diluted basis), assuming none of the Reservoir Options are exercised prior to the closing of the Arrangement.

Holders of Nevsun Shares are entitled to receive dividends when, as and if declared by the Board. In the event of the dissolution, liquidation, or winding up of Nevsun, Nevsun shareholders share equally in such assets of Nevsun as are distributable to the holders of Nevsun Shares. Holders of Nevsun Shares are entitled to one vote for each Nevsun Share held on all matters voted on by shareholders, including the election of directors.

Selected Nevsun Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Nevsun’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule ‘‘B’’ to the Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Nevsun as at March 31, 2016 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on March 31, 2016. The pro forma consolidated statement of comprehensive income for the year ended December 31, 2015 and the three month period ended March 31, 2016 have been prepared, respectively, from the audited consolidated statements of comprehensive income of Nevsun for the year ended December 31, 2015 and the unaudited interim consolidated statement of comprehensive income of Nevsun for the three month period ended March 31, 2016 and gives pro forma effect to the successful completion of the Arrangement as if the  transactions  occurred  on January 1, 2015.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Nevsun and Reservoir. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements  of  Nevsun  and  the  accompanying  notes  included  in  Schedule  ‘‘B’’ to the Circular.

Selected Pro Forma Income Statement and Balance Sheet Information

(in thousands of US dollars)	Three months ended March 31, 2016	Year ended December 31, 2015

Statement of comprehensive income:
Revenue	92,433	356,872
Operating income	32,934	92,713
Net income	14,838	41,936
Net income attributable to shareholders of the Combined Company	6,756	18,875

(in US dollars)
Per Nevsun Share data:
Basic earnings per share	0.02	0.06
Diluted earnings per share	0.02	0.06

		As at March 31, 2016
(in thousands of US dollars)

Balance sheet data:
Cash and cash equivalents and short term investments		315,686
Total assets		1,374,435
Total debt, including current portion		--
Total liabilities		193,784
Equity attributable to shareholders of the Combined Company		1,014,189
Non-controlling interest		166,462
Total equity		1,180,651

Post-Arrangement Shareholdings and Principal Shareholders

Immediately following completion of the Arrangement, Nevsun Shareholders will hold approximately 67% of the Nevsun Shares issued and outstanding, while Reservoir Shareholders will hold approximately 33% of the Nevsun Shares issued and outstanding (on both a non-diluted and fully diluted basis), assuming none of the Reservoir Options are exercised prior to the closing of the Arrangement.

Immediately following the completion of the Arrangement, to the knowledge of the Board and executive officers of Nevsun (based solely upon a review of public filings made) and assuming that its current holdings in Nevsun remain unchanged and neither BlackRock Inc. nor M&G Investment Management Ltd. exercise any dissent rights with respect to the Reservoir Shares they currently hold, BlackRock Inc. will hold approximately 42,165,198 Nevsun Shares, representing approximately 13.9% of the issued and outstanding Nevsun Shares and M&G Investment Management Ltd. will hold approximately 37,839,800 Nevsun Shares, representing approximately 12.5% of the issued and outstanding Nevsun Shares.

To the knowledge of the Board and executive officers of Nevsun, other than as set forth above, following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Nevsun carrying 10% or more of the voting rights attached to any class of voting securities of Nevsun.

INFORMATION CONCERNING NEVSUN

Overview

Nevsun was incorporated under the laws of the Province of British Columbia under the Companies Act (British Columbia) on July 19, 1965 under the name of ‘‘Hogan Mines Ltd.’’ Since inception, it has undergone four name changes until December 19, 1991 when it adopted the name of ‘‘Nevsun Resources Ltd.’’ Nevsun is governed by the BCBCA. Nevsun and its subsidiaries are engaged in the acquisition, exploration, development and operation of mineral property interests. Nevsun is listed on the TSX and the NYSE, under the trading symbol ‘‘NSU’’.

The head office of Nevsun is located at 760 – 669 Howe Street, Vancouver, British Columbia, V6C 0B4 and its registered and records office is located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

The following diagram explains the intercorporate relationships among Nevsun, and its wholly and partially owned subsidiaries, the name and place of incorporation of each subsidiary, and the percentage of voting securities legally and beneficially owned:

Summary

Nevsun’s principal property is the Bisha Property, which hosts a gold, copper and zinc deposit and includes satellite VMS deposits at Harena, Northwest, Hambok, Aderat and Asheli. Nevsun’s principal mining operation is the Bisha Mine, which is located on the Bisha Property and is owned and operated by Bisha Mining Share Company (‘‘BMSC’’), an Eritrean registered corporation. Nevsun Resources (Eritrea) Ltd., an indirect wholly owned subsidiary of Nevsun, is a 60% shareholder of BMSC, with the remaining 40% ownership in BMSC held by the state-owned Eritrean National Mining Corporation (‘‘ENAMCO’’). BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO. Under Eritrean mining law, the state of Eritrea initially held a 10% free-carried interest in the property. In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC. On December 12, 2007, BMSC was granted a 20 year mining license for the Bisha project, and on July 6, 2012, a 10 year mining license was granted for the Harena property. BMSC also holds the Mogoraib River exploration license that includes the Hambok, Aderat, and Asheli deposits, and it is renewed annually.

The Bisha Mine was in commercial gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the copper phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved on December 1, 2013. Mining of the supergene copper ore is expected to continue until the second quarter of 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase, which contains a significant amount of zinc and copper. Construction of the zinc plant began in 2014 with ore commissioning scheduled to commence in the second quarter of 2016. During the primary phase, the Bisha Mine will produce both zinc and copper concentrates. The Bisha Mine’s current reserve life extends through 2025. The Bisha Mine has the full support of the Eritrean government.

Nevsun is a reporting issuer or the equivalent in British Columbia, Alberta, Manitoba, Ontario and Quebec and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Nevsun is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Such documents are available at www.sec.gov.

Anticipated  Acquisitions

Upon the completion of the Arrangement, Nevsun will acquire all of the issued and outstanding Reservoir Shares. If completed, the acquisition of Reservoir by Nevsun will be a ‘‘significant acquisition’’ for purposes of Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations. Pursuant to the terms of the Arrangement Agreement, Nevsun will acquire all of the issued and outstanding Reservoir Shares in consideration for two Nevsun Shares and Cdn.$0.001 in cash per Reservoir Share. All of the outstanding Reservoir Options will be exchanged for a cash payment from Reservoir equal to the amount by which Cdn.$9.40 exceeds the exercise price of such Option. Under the Arrangement, at the Effective Time, the Effective Date shall be deemed to be the Redemption Date (as defined in Reservoir’s restricted share unit plan) for all of the then issued and outstanding Reservoir restricted share units, and each Reservoir restricted share unit will be redeemed for two (2) Nevsun common shares plus Cdn.$0.001 in cash. Upon completion of the Arrangement, former Reservoir Shareholders will hold approximately 33% of the issued and outstanding Nevsun Shares, assuming none of the Reservoir Options are exercised prior to the closing of the Arrangement. The effect of the Arrangement on the financial position of Nevsun is outlined in the unaudited pro forma consolidated financial statements attached as Schedule ‘‘B’’ to this Circular which shows the effect of the Arrangement on the results of operations and financial position of Nevsun. The pro forma consolidated financial statements are based on the assumption that Nevsun will be successful in acquiring all of the Reservoir Shares and those assumptions described in the respective notes to the Combined Company’s unaudited pro forma consolidated balance sheet as at March 31, 2016 (prepared on the basis that the Arrangement has occurred on March 31, 2016) and unaudited pro forma consolidated statements of comprehensive income for the three months ended March 31, 2016 and for the year ended December 31, 2015 (prepared on the basis that the Arrangement has occurred on January 1, 2015). The material assumptions required to construct the pro forma financial information are set forth in the notes to the pro forma consolidated financial statements contained in Schedule ‘‘B’’ to this Circular. The Effective Date is anticipated to occur on or about June 23, 2016.

Recent Developments

Update on Zinc Plant Expansion and Precious Metal Stockpile Sales

On March 31, 2016, Nevsun provided an update on its zinc plant expansion with a forecasted total cost of approximately $80 million, which was significantly under the original budget of $100 million. The zinc plant expansion continues to progress with hot ore commissioning scheduled for late second quarter 2016 and will be completed on time and under budget.

Nevsun also announced that Bisha continues to mine, and has historically stockpiled, a variety of highly variable precious metal materials. In 2015, Bisha invested in equipment to screen and beneficiate portions of the materials in an effort to create saleable contiguous lots of material. These efforts defined approximately 90,000 tonnes of high grade gold and silver bearing material. These 90,000 tonnes of stockpiled material will be monetized during 2016 and results in sales of between 80,000 to 100,000 ounces of gold equivalent ounces. Bisha monetized approximately 20,000 gold equivalent ounces during Q1 2016 and continues to market this stockpiled material throughout 2016.

High Grade Mineralization at Asheli

On April 19, 2016, Nevsun announced additional drilling results at Asheli which is part of the continuing 2016 regional exploration program at Bisha. The drill results demonstrated continuity of the Asheli mineralization and that further expansion potential is possible. Highlights of drill hole intersections include:

  MX-068: 44.0m @ 1.97% Cu, 9.13% Zn, 0.36g/t Au, 32g/t Ag, including 20.0m @ 2.76% Cu, 11.04% Zn, 0.43g/t Au, 43g/t Ag
  MX-066: 22.2m @ 2.43% Cu, 9.98% Zn, 0.33g/t Au, 35g/t Ag, including 7.50m @ 2.20% Cu, 21.42% Zn, 0.30g/t Au, 37g/t Ag
  MX-065: 29.2m @ 2.10% Cu, 4.85% Zn, 0.46 g/t Au, 40 g/t Ag

These new drill holes further highlight the prospectivity of the Asheli trend to host high-grade massive sulphide deposits.

Reservoir Private Placement and Loan

Concurrent with the announcement of the Arrangement, Nevsun and Reservoir entered into a funding agreement comprised of a private placement of 19.99% of Reservoir’s outstanding common shares and a loan transaction. Nevsun subscribed for 12,174,928 Reservoir Shares at a price of Cdn.$9.40 per Reservoir Share, for a total subscription price of Cdn.$114,444,323 and provided an unsecured cash loan of $44,703,429 to Reservoir. The combined funding transaction provided $135,000,000 in financing to enable Reservoir BVI, to exercise its ROFO with Freeport in the Timok Copper Project. Upon Reservoir BVI closing the exercise of the ROFO, Reservoir BVI now has a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone under two joint venture agreements with Freeport and has become the operator of the project. Upon completion of the Arrangement, Reservoir BVI will be a wholly-owned subsidiary of the Combined Company.

Closing of Right of First Offer on Timok Copper Project

On May 2, 2016 and in connection with the Arrangement, Reservoir closed the ROFO with Freeport on the Timok Copper Project. Closing the ROFO consolidates 100% ownership of the Upper Zone with Reservoir. Reservoir became the operator of the Timok Copper Project concurrent with the exercise of the ROFO. Closing the $135,000,000 ROFO is the first step of the Arrangement. Nevsun entered into a secured loan arrangement with Reservoir to provide a further $850,000 to Reservoir to fund the May 2016 operating expenses at the Timok Copper Project. The indebtedness will be secured by a cash collateral agreement on customary lending terms.

Corporate Social Responsibility Report

On May 9, 2016, Nevsun announced the release of its 2015 Corporate Social Responsibility Report titled ‘‘Positive Results’’. The full report can be read on Nevsun’s website at www.nevsun.com.

Nevsun Shares

Nevsun has authorized capital of an unlimited number of common shares without par value. As of the close of business on May 18, 2016 there were 199,839,969 Nevsun Shares issued and outstanding and options granted to acquire 12,622,833 Nevsun Shares, with a weighted average exercise price of Cdn.$3.87 per Nevsun Share.

All shares in the capital of Nevsun are of the same class. The holders of common shares are entitled to dividends, if, as and when declared by the Board, to one vote per common share at meetings of the shareholders and, upon liquidation, to share equally in such assets of Nevsun as are distributable to the holders of common shares.

On May 22, 2014 the shareholders of Nevsun ratified a shareholder rights plan (the ‘‘Nevsun Rights Plan’’) that was originally adopted on June 8, 2011. The Nevsun Rights Plan was adopted to provide Nevsun’s Board with more time to consider alternatives in the event of a takeover bid for the Nevsun Shares. A copy of the Nevsun Rights Plan is available under Nevsun’s profile on SEDAR at www.sedar.com.

Dividends

During 2015, Nevsun declared quarterly dividends of $0.04 per share totaling $31,959. This represented a fifth consecutive year of increased dividend declarations (2015 — $31,959; 2014 — $28,928; 2013 — $27,873; 2012 — $19,947; 2011 — $15,948) since the start of commercial production at the Bisha Mine in early 2011. Nevsun currently intends to continue its policy of paying dividends to its shareholders on a quarterly basis.

Price Range and Trading Volumes of Nevsun Shares

The Nevsun Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol ‘‘NSU’’. The closing price of the Nevsun Shares on the TSX and NYSE, on April 22, 2016, the last trading day preceding the announcement of the Arrangement Agreement, was Cdn.$4.70 and $3.69, respectively. The closing price of the Nevsun Shares on the TSX and NYSE on May 17, 2016 was Cdn.$4.55 and $3.54, respectively. The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Nevsun Shares on the TSX and NYSE.

Based on the closing price of Nevsun Shares and Reservoir Shares on April 22, 2016, the last trading day prior to announcement of entering into the Arrangement Agreement, the Consideration represents a premium of 35% to Reservoir’s 20-day volume weight average price.

Prior Sales

The information set out below is in respect of the issuances by Nevsun of Nevsun Shares, options to purchase Nevsun Shares, Nevsun restricted share units (‘‘RSUs’’), Nevsun deferred share units (‘‘DSUs’’) and Nevsun performance share units (‘‘PSUs’’) for the twelve month period before the date of the Circular.

For the 12-month period prior to the date of the Circular, Nevsun has issued the Nevsun Shares listed in the table set forth below:

Date	Security	Price per Security (Cdn.$)	Number of Securities
May 19, 2015	Nevsun Shares	3.28	3,500
May 27, 2015	Nevsun Shares	4.30	10,000
May 29, 2015	Nevsun Shares	3.28	6,667
June 2, 2015	Nevsun Shares	4.30	10,000
June 8, 2015	Nevsun Shares	4.27	10,000
February 29, 2016	Nevsun Shares	3.28	10,000
March 1, 2016	Nevsun Shares	3.28	3,500
March 2, 2016	Nevsun Shares	4.27	40,000
March 2, 2016	Nevsun Shares	4.40	5,000

For the 12-month period prior to the date of the Circular, Nevsun has issued the options to purchase Nevsun Shares listed in the table set forth below:

For the 12-month period prior to the date of the Circular, Nevsun has issued the RSUs listed in the table set forth below:

For the 12-month period prior to the date of the Circular, Nevsun has issued the DSUs listed in the table set forth below:\

For the 12-month period prior to the date of the Circular, Nevsun has issued the PSUs listed in the table set forth below:

Consolidated Capitalization

Other than as disclosed below, there have not been any material changes to the share and loan capital of Nevsun, on a consolidated basis, since March 31, 2016, the date of Nevsun’s most recently filed financial statements. The following table summarizes Nevsun’s consolidated capitalization (a) as at March 31, 2016 and(b)    as at March 31, 2016 (after giving effect to the Arrangement only and assuming no Reservoir Options are exercised). The table should be read in conjunction with the financial statements of Nevsun, including the notes thereto, incorporated by reference into this Circular and the unaudited pro forma consolidated financial statements, including the notes thereto, attached as Schedule ‘‘B’’ to this Circular.

Nevsun Documents Incorporated by Reference and Further Information

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from Nevsun free of charge, by writing to the corporate secretary at: Nevsun Resources Ltd., 760 – 669 Howe Street, Vancouver, British Columbia, V6C 0B4 and are also available electronically at www.sedar.com and on the website maintained by the SEC at www.sec.gov.

The following documents listed below and filed by Nevsun with the various securities commissions or similar authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	annual information form dated March 15, 2016 for the year ended December 31, 2015 (the ‘‘Nevsun AIF’’);

(b)	audited consolidated financial statements for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditor’s report thereon;

(c)	management’s discussion and analysis of the financial position and results of operation for the year ended December 31, 2015 (the ‘‘Nevsun MD&A’’);

(d)	unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 and 2015, together with the notes thereto;

(e)	management’s discussion and analysis of the financial position and results of operation for the three months ended March 31, 2016 (the ‘‘Nevsun Q1 MD&A’’);

(f)	management information circular dated March 16, 2016 prepared in connection with the annual meeting of shareholders held on May 4, 2016; and

(g)	material change report dated May 2, 2016 relating to the execution of the Arrangement Agreement.

References herein to this Circular also include any and all documents incorporated by reference in this Circular. Any document of the types referred to above and certain other disclosure documents as set forth in Item 11.1 of  Form 41-101F1 of  National Instrument 44-101 — Short Form Prospectus  Distributions of the Canadian Securities Administrators filed by Nevsun with the securities commissions or similar regulatory authorities in Canada after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Circular to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified form to constitute part of this Circular; rather only such statement as so modified or superseded shall be considered to constitute part of this Circular.

Information contained in or otherwise accessed through Nevsun’s website, www.nevsun.com, or any other website does not form part of this Circular.

Risk Factors

There are a number of risk factors that could affect Nevsun’s business and the value of the Nevsun Shares. For information pertaining to the outlook and conditions currently known to Nevsun that could have a material impact on the financial condition, operations and business of Nevsun, Nevsun Shareholders should refer to the ‘‘Risk Factors’’ that are described in detail in the Nevsun AIF, Nevsun MD&A and the Nevsun Q1 MD&A, which are incorporated herein by reference. Nevsun Shareholders should carefully consider all of the information disclosed in this Circular and the documents incorporated by reference herein including the risk factors relating to the Arrangement as set forth in this Circular.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive. Additional risks and uncertainties, including those currently unknown, may also adversely affect the business of Nevsun going forward.

Auditor and Transfer Agent

The auditor of Nevsun is KPMG LLP (‘‘KPMG’’). KPMG has confirmed that they are independent with respect to Nevsun within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, and under all relevant U.S. professional and regulatory standards, including PCAOB Rule 3520.

Nevsun’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

INFORMATION CONCERNING RESERVOIR

Except as otherwise indicated, the information concerning Reservoir contained in the Circular has been taken from or is based upon Reservoir’s and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Nevsun has no knowledge that would indicate that any statements contained herein concerning Reservoir taken from or based upon such documents and records are untrue or incomplete, neither Nevsun nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Reservoir’s financial statements or Reservoir’s mineral reserve and mineral resource estimates, or for any failure by Reservoir to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Nevsun. Nevsun has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Reservoir’s publicly available documents or records or whether there has been any failure by Reservoir to disclose events that may have occurred or may affect the significance or accuracy of any information.

Information regarding the businesses of Reservoir and its operations and mineral properties can be found in Schedule ‘‘D’’ to this Circular.

For further information regarding Reservoir, please refer to Reservoir’s filings with the Canadian Securities Administrators which may be obtained through the SEDAR website at www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of the date of this Circular, no informed person of Nevsun, proposed director of Nevsun, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of Nevsun’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect Nevsun or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of Nevsun at any time since the beginning of Nevsun’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

EXPERTS OF NEVSUN AND RESERVOIR

The audited consolidated financial statements of Nevsun as at December 31, 2015 and 2014, incorporated by reference in this Circular, have been audited by KPMG LLP, independent registered Chartered Professional Accountants, Independent Auditor, as set forth in their report thereon, included therein and incorporated herein by reference.

The audited consolidated financial statements of Reservoir as at November 30, 2015, incorporated by reference in this Circular, have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, Independent Auditor, as set forth in their report thereon, included therein and incorporated herein by reference.

The audited consolidated financial statements of Reservoir as at November 30, 2014 and 2013, incorporated by reference in this Circular, have been audited by Davidson & Company LLP, Chartered Professional Accountants, Independent Auditor, as set forth in their report thereon, included therein and incorporated herein by reference.

With respect to technical information relating to Nevsun contained in the Nevsun AIF, Paul Gribble, Jay Melnyk (APG Mining Consultants Inc.), Peter Munro (Mineralurgy Pty. Ltd.), Phil Jankowski and Anoush Ebrahimi (SRK Consulting Canada Inc.), have supervised the preparation of such disclosure as a ‘‘qualified person’’ for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects. As of the date hereof, each of the foregoing persons and APG Mining Consultants Inc., Mineralurgy Pty. Ltd and SRK

Consulting Canada Inc., beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Nevsun Shares or Reservoir Shares.

With respect to technical information relating to Reservoir contained in this Circular, Dr. Tim Fletcher, Chartered Engineer (UK)  and Vice President  of Exploration  for Reservoir, Martin  Pittuck, CEng, FGS, MIMMM and Tim McGurk, CEng, FIMMM, supervised the preparation of such disclosure as ‘‘qualified persons’’ for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects. As of the date hereof, each of the foregoing persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Reservoir Shares or Nevsun Shares.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement as they pertain to Nevsun will be passed upon by Stikeman Elliott LLP. Certain legal matters in connection with the Arrangement as they pertain to Reservoir will be passed upon by Blake, Cassels & Graydon LLP.

OTHER MATTERS

Management of Nevsun is not aware of any matters to come before the Meeting other than as set forth in the Notice of Special Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the Named Proxyholders to vote the Nevsun Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to Nevsun can be found on SEDAR at www.sedar.com and on Nevsun’s web site at www.nevsun.com. Financial information is provided in Nevsun’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2015 and can also be found on SEDAR at www.sedar.com or EDAR at www.sec.gov.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Nevsun Shareholders of Nevsun have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

JOSEPH GIUFFRE
Joseph Giuffre
Vancouver, British Columbia	Chief Legal Officer
May 18, 2016

CONSENT OF SCOTIA CAPITAL INC.

To the Board of Directors of Nevsun Resources Ltd.:

We refer to the opinion letter dated April 22, 2016 (the ‘‘Scotia Fairness Opinion’’), which we prepared for the Board of Directors of Nevsun Resources Ltd. (‘‘Nevsun’’) in connection with the plan of arrangement involving Nevsun and Reservoir Minerals Inc.

We consent to the inclusion of the Scotia Fairness Opinion and references thereto and a summary thereof and the use of our firm name in the management information circular of Nevsun dated May 18, 2016.

Toronto, Ontario	(Signed) SCOTIA CAPITAL INC.
May 18, 2016	Scotia Capital Inc.

SCHEDULE A — SHARE ISSUANCE RESOLUTION

BE IT RESOLVED THAT:

1.	the issuance of such number of common shares of Nevsun Resources Ltd. (the ‘‘Purchaser’’) as may be required to be issued pursuant to the terms of the arrangement (the ‘‘Arrangement’’) under Section 288 of the Business Corporations Act (British Columbia) (the ‘‘BCBCA’’) involving Reservoir Minerals Inc. (the ‘‘Company’’) and the Purchaser, pursuant to the arrangement agreement (the ‘‘Arrangement Agreement’’) between the Purchaser and the Company dated April 22, 2016 and all as more particularly described and set forth in the management information circular (the ‘‘Circular’’) of the Purchaser dated May 18, 2016, accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.	notwithstanding that this resolution has been passed by the Purchaser Shareholders (as defined in the Arrangement Agreement), the board of directors of the Purchaser is hereby authorized and empowered, at its discretion, without further notice to, or approval of, the Purchaser Shareholders:

(a)	to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of the Purchaser’s common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

3.	any officer or director of the Purchaser is hereby authorized and directed for and on behalf of the Purchaser to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms thereof and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

SCHEDULE B – UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Nevsun Resources Ltd. Pro Forma Consolidated Balance Sheet As at March 31, 2016 (Unaudited – expressed in thousands of USD, except per share amounts and as otherwise stated)

Nevsun Resources Ltd. As at March 31, 2016	Reservoir Minerals Inc. As at February 29, 2016	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Current assets		(notes 2 and 4(b))			
Cash and cash equivalents	438,057	5,707	(10,142)	5(b)	298,622
			(135,000)	5(c)	
Short-term investments	-	17,064	-		17,064
Accounts receivable and prepaids	24,094	277	-		24,371
Inventories	72,122	-	-		72,122
Due from non-controlling interest	20,273	-	-		20,273
	554,546	23,048	(145,142)		432,452
Non-current assets					
Due from non-controlling interest	24,347	-	-		24,347
Restricted cash equivalents	-	142	-		142
Accounts receivable	782	-	-		782
Inventories	29,742	-	-		29,742
Mineral properties, plant and equipment	404,054	353	11,462	5(e)	886,970
			471,101	5(f)	
	458,925	495	482,563		941,983
Total assets	1,013,471	23,543	337,421		1,374,435
Current liabilities					
Accounts payable and accrued liabilities	45,520	621	8,200	5(d)	61,641
			7,300	5(g)	
Dividends payable	7,994	-	-		7,994
Income taxes payable	17,693	-	-		17,693
	71,207	621	15,500		87,328
Non-current liabilities					
Deferred income taxes	67,238	-	-		67,238
Provision for mine closure and reclamation	39,218	-	-		39,218
	106,456	-	-		106,456
Total liabilities	177,663	621	15,500		193,784
Equity					
Share capital	408,206	43,158	(43,158)	5(h)	753,049
			344,843	5(a)	
Share-based payments reserve	15,959	2,693	(2,693)	5(h)	15,959
Retained earnings (deficit)	245,181	(22,830)	11,462	5(e)	245,181
			11,368	5(h)	
Equity attributable to shareholders of the Company	669,346	23,021	321,822		1,014,189
Non-controlling interest	166,462	(99)	99	5(h)	166,462
Total equity	835,808	22,922	321,921		1,180,651
Total liabilities and equity	1,013,471	23,543	337,421		1,374,435

B-1

Nevsun Resources Ltd.
Pro Forma Consolidated Statement of Comprehensive Income
For the three months ended March 31, 2016
(Unaudited – expressed in thousands of USD, except per share amounts and as otherwise stated)

B-2

Nevsun Resources Ltd.
Pro Forma Consolidated Statement of Comprehensive Income
For the year ended December 31, 2015
(Unaudited – expressed in thousands of USD, except per share amounts and as otherwise stated)

B-3

1.          DESCRIPTION OF THE TRANSACTION

The accompanying unaudited pro forma consolidated financial statements of Nevsun Resources Ltd. (“Nevsun”) have been prepared to give effect to the arrangement agreement (“Arrangement Agreement”) entered into by Nevsun and Reservoir Minerals Inc. (“Reservoir”) dated April 22, 2016 pursuant to which Nevsun will acquire all of the issued and outstanding common shares of Reservoir by a way of a court-approved plan of arrangement (the “Reservoir Transaction”) expected to close on June 23, 2016.

Under the terms of the Arrangement Agreement, each issued and outstanding common share and restricted share unit of Reservoir will be exchanged for two (2) Nevsun common shares (the “Exchange Ratio”) plus CAD$0.001 in cash. Upon closing of the arrangement, current Nevsun and Reservoir shareholders will own approximately 67% and 33% of Nevsun, respectively.

Concurrent with the Arrangement Agreement, Nevsun and Reservoir entered into a funding transaction totalling $135 million comprised of a private placement for 19.99% of Reservoir’s outstanding common shares and a loan (together the “Funding Transaction”). On April 25, 2016, Nevsun purchased 12,174,928 common shares of Reservoir at a price of CAD$9.40 per share, for a total price of CAD$114,444,323 ($90,296,571) and provided an unsecured loan of

$44,703,429 to Reservoir which bears interest at 12% per annum.  The Funding Transaction provided US$135 million to enable Global Reservoir Minerals (BVI) Inc. (“Global Reservoir”), a wholly-owned subsidiary of Reservoir, to exercise its right of first offer (“ROFO”) in respect of its joint venture with Freeport International Holdings (BVI) Inc. (“Freeport”) in the Timok Copper Project, a copper development project in Serbia. Global Reservoir closed the exercise of the ROFO on May 2, 2016 and now owns a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok Copper Project under two joint venture agreements with Freeport.

Under the terms of the ROFO, Global Reservoir is required to make the following payments totalling up to $127.5 million, payable in stages, upon the achievement of key development milestones in addition to the $135 million already paid to Freeport on the exercise of the ROFO:

(a)	Up to a maximum of $20 million to be spent by Reservoir in connection with agreed exploration and study work on the Lower Zone;
(b)	$45 million payable to Freeport upon the earliest to occur of (i) a build decision on the Upper Zone, and (ii) access to any ore body for direct ship ore;
(c)	$50 million upon the achievement of commercial production; and
(d)	Up to $12.5 million in recoupment of project expenditures.

The payments required to be made in the future of $127.5 million described above have not been accrued for in these unaudited pro forma consolidated financial statements as the payments are dependent upon future events and will only be accrued for as and if the future events occur.

2.          BASIS OF PREPARATION

The unaudited pro forma consolidated statement of comprehensive income for the three months ended March 31, 2016 combines the unaudited consolidated statement of comprehensive income of Nevsun for the three months ended March 31, 2016 and the unaudited consolidated statement of loss and comprehensive loss of Reservoir for the three months ended February 29, 2016; and the unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2015 combines the consolidated statement of comprehensive income of Nevsun for the year ended December 31, 2015 and the consolidated statement of loss and comprehensive loss of Reservoir for the year ended November 30, 2015 as if the Reservoir Transaction and Funding Transaction had occurred on January 1, 2015.

The unaudited pro forma consolidated balance sheet as at March 31, 2016 combines the unaudited consolidated balance sheet of Nevsun, as at that date, and the unaudited consolidated statement of financial position of Reservoir

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as at February 29, 2016 to give effect to the Reservoir Transaction and the Funding Transaction as if they had occurred on March 31, 2016.

Reservoir’s presentation currency is the Canadian dollar (“CAD”). For purposes of these pro forma consolidated financial statements, CAD amounts in Reservoir’s financial statements have been translated into USD using exchange rates published by the Bank of Canada as follows:

(1)	Reservoir’s consolidated statement of loss and comprehensive loss for the year ended November 30, 2015 was translated into USD at an average exchange rate for that year of 1.2605 CAD per USD;

(2)	Reservoir’s unaudited condensed interim statement of loss and comprehensive loss for the three months ended February 29, 2016 was translated into USD at an average exchange rate for that period of 1.3905 CAD per USD; and

(3)	Reservoir’s unaudited condensed consolidated interim statement of financial position as at February 29, 2016 was translated into USD at the February 29, 2016 closing exchange rate of 1.3531 CAD per USD.

Certain elements of the historical statements of loss and comprehensive loss of Reservoir have been reclassified in preparation of the unaudited pro forma consolidated statements of comprehensive income to conform to the financial statement presentation used by Nevsun.

The unaudited pro forma consolidated financial statements were based on and should be read in conjunction with the following:

  Unaudited condensed consolidated interim financial statements of Nevsun as at and for the three months ended March 31, 2016 and the accompanying notes;
  Unaudited condensed consolidated interim financial statements of Reservoir as at and for the three months ended February 29, 2016 and the accompanying notes;
  Audited consolidated financial statements of Nevsun for the year ended December 31, 2015 and the accompanying notes; and
  Audited consolidated financial statements of Reservoir for the year ended November 30, 2015 and the accompanying notes.

These unaudited pro forma consolidated financial statements have been prepared to illustrate the estimated effects of the Reservoir Transaction and the Funding Transaction. The unaudited pro forma adjustments are based upon available information and certain assumptions that management of Nevsun believes are reasonable. The unaudited pro forma consolidated financial statements do not purport to represent Nevsun’s results of operations or financial condition for any future period or as of any date. These unaudited pro forma consolidated financial statements do not reflect potential cost savings and operating synergies that the combined company may achieve or the liabilities that may result from integration planning as a result of the transaction.

Management has determined that the current activities and assets of Reservoir do not meet the definition of a business as defined by  IFRS 3, Business combinations, and hence Nevsun has accounted for the Reservoir Transaction as an asset acquisition in these unaudited pro forma consolidated financial statements.

3.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these pro forma consolidated financial statements are those set out in the audited consolidated financial statements as at and for the year ended December 31, 2015 of Nevsun. Identified differences in the accounting policies adopted between Nevsun and Reservoir that could have a material impact on these pro forma consolidated financial statements are as discussed in Note 5(e).

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4.          PRELIMINARY PURCHASE PRICE AND PURCHASE PRICE ALLOCATION

a)	Preliminary Purchase Price

A summary of the preliminary purchase price including the Reservoir Transaction and the Funding Transaction is as follows:

(1)	Excludes the 12,174,928 common shares of Reservoir owned by Nevsun as a result of the Funding Transaction
(2)	Under the Arrangement Agreement, each outstanding Reservoir RSU on the closing date will be redeemed for two (2) Nevsun common shares plus CAD$0.001 in cash.
(3)	Under the Arrangement Agreement, each outstanding Reservoir stock option on the closing date will be settled in exchange for a cash payment equal to the amount by which CAD$9.40 exceeds the exercise price of each option.

As at May 16, 2016, Reservoir has 1,769,500 outstanding stock options at an average exercise price of CAD$2.04 per option.

The fair value per common share of Nevsun of CAD$4.49 is the closing price on the Toronto Stock Exchange (“TSX”) on May 16, 2016 and the foreign exchange rate of 1.2896 is the closing CAD to USD exchange rate published by the Bank of Canada on May 16, 2016.

The preliminary purchase price reflects the 48,730,165 common shares, 792,000 RSUs and 1,769,500 stock options of Reservoir outstanding as of April 22, 2016, the date of the Arrangement Agreement. The final purchase price for the Reservoir Transaction will be based on the closing price of Nevsun common shares on the TSX and the foreign exchange rate on the closing date, which could differ materially from the closing price and the foreign exchange rate used in these pro forma consolidated financial statements.

As the transaction is treated as an asset acquisition by Nevsun, estimated transaction costs of Nevsun attributable to the acquisition totalling $8.2 million have been included in the preliminary purchase price. Transaction costs include investment banking, legal, advisory, valuation, financial and other professional fees, and change-of-control payments under Reservoir’s executive compensation agreements.

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b)	Purchase Price Allocation

The following table uses Reservoir’s unaudited condensed consolidated statement of financial position as at February 29, 2016, translated into USD at a rate of 1.3531 CAD per USD and allocates the preliminary purchase price based on management’s preliminary estimate of fair values after making adjustments for accounting policy differences.

The purchase price allocation includes the Funding Transaction and completion of the ROFO exercise by Reservoir.

	Reservoir carrying value	Reservoir carrying value	Presentation adjustment	Carrying value after presentation adjustment	Accounting policy adjustment (note 5(e))	Purchase price adjustment	Preliminary fair value allocation
	CAD	USD	USD	USD	USD	USD	USD
Current assets				5,707	-	-	5,707
Cash and cash equivalents	7,722	5,707	-
Short-term investments	23,089	17,064	-	17,064	-	-	17,064
Accounts receivable and prepaids	-	-	277	277	-	-	277
Receivables	288	213	(213)	-	-	-	-
Prepaids and deposits	87	64	(64)	-	-	-	-
Non-current assets
Restricted cash equivalents	192	142	-	142	-	-	142
Mineral properties, plant and equipment	-	-	353	353	11,462	471,101	482,916
Equipment	222	164	(164)	-	-	-	-
Exploration and evaluation assets	256	189	(189)	-	-	-	-
Total assets	31,856	23,543	-	23,543	11,462	471,101	506,106
Current liabilities Accounts payable and accrued liabilities	840	621	-	621	-	7,300	7,921
Total liabilities	840	621	-	621	-	7,300	7,921
						-
Net assets acquired	31,016	22,922	-	22,922	11,462	463,801	498,185

5.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)	An adjustment to reflect the issuance of 99,044,330 Nevsun common shares – see note 4(a).

b)	An adjustment to reflect the fair value of outstanding Reservoir stock options redeemed in cash of $10,104 plus the cash component of the consideration paid by Nevsun under the Reservoir Transaction of $38 – see note 4(a).

c)	An adjustment to reflect the $135 million upfront cash payment to Freeport upon the exercise of ROFO by Global Reservoir, a wholly-owned subsidiary of Reservoir – see note 1. The Funding Transaction has not been included in the adjustments as it eliminates on consolidation.

d)	An adjustment to reflect the accrual of estimated Nevsun transaction costs of $8,200 – see note 4(a).

e)	Adjustments to reflect an accounting policy difference for “exploration and evaluation” (“E&E”) expenditures. Reservoir’s policy is to expense E&E costs which are costs incurred for exploration and evaluation activities prior to determination of the feasibility of mining operations while Nevsun’s policy is to capitalize the costs of all E&E activities once the legal rights to explore an area have been secured. Both companies follow a policy of capitalizing acquisition costs. Capitalized E&E expenditures are classified within mineral properties, plant and equipment by Nevsun.

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Adjustments have been made to capitalize E&E expenditures (net of recoveries) of $797 (CAD$1,108) and $3,091 (CAD$3,896) incurred by Reservoir for the three months ended February 29, 2016 and for the year ended November 30, 2015, respectively. An adjustment was made to capitalize cumulative E&E expenditures (net of recoveries) of $11,462 (CAD$15,509) incurred by Reservoir as at February 29, 2016.

f)	An adjustment of $471,101 to reflect the fair value of mineral properties, mainly the Timok Copper Project, held by Reservoir on closing – see note 4(b).

g)	An adjustment to reflect the accrual of estimated Reservoir transaction costs of $7,300 – see note 4(b).

h)	An adjustment to eliminate the equity balances of Reservoir including non-controlling interest.

The above is a preliminary estimate of the fair value of the assets acquired and liabilities assumed of Reservoir. The estimate will remain preliminary until Nevsun is able to further evaluate the fair value of individual assets and liabilities acquired. The final determination of the fair value of assets acquired and liabilities assumed, which is expected to be no later than one year from the acquisition date, could differ significantly from the amounts presented in the unaudited pro forma consolidated financial statements.

6.	PRO FORMA SHARE CAPITAL

	Number of common
	shares (thousands)	USD Amount
Balance at March 31, 2016	199,840	408,206
Nevsun shares issued under the Reservoir Transaction - see note 4(a)	99,044	344,843
Pro forma share capital	298,884	753,049

7.	PRO FORMA EARNINGS PER SHARE

For purposes of the unaudited pro forma consolidated financial statements, the earnings per share figures have been calculated using the weighted average number of shares which would have been outstanding for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively, after giving effect to the Reservoir Transaction as if it had occurred on January 1, 2015 but excludes the effect of the Funding Transaction.

(in thousands)	March 31, 2016	December 31, 2015
Nevsun actual weighted average common shares outstanding	199,800	199,736
Nevsun common shares issued under the Reservoir Transaction - see note 4(a)	99,044	99,044
Pro forma weighted average number of Nevsun common shares outstanding - Basic	298,844	298,780
Dilutive Nevsun stock options and stock appreciation rights	1,431	1,725
Pro forma weighted average number of Nevsun common shares outstanding - Diluted	300,275	300,505

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SCHEDULE C – SCOTIA FAIRNESS OPINION

Scotia Capital Inc. Scotia Tower 18th Floor, 650 West Georgia Street Box 11640 Vancouver, British Columbia Canada V6B 4N9

April 22, 2016

The Board of Directors
Nevsun Resources Ltd.
760-669 Howe St.
Vancouver, BC V6C 0B4

To the Members of the Board:

           Scotia Capital Inc. ("Scotia Capital") understands that pursuant to the terms of an agreement (the “Arrangement Agreement”) to be entered into between Nevsun Resources Ltd. (“Nevsun”) and Reservoir Minerals Inc. (“Reservoir”), Nevsun will acquire all of the outstanding shares of Reservoir by way of a court- approved plan of arrangement (the “Plan of Arrangement”). Concurrently, Nevsun will fund Reservoir with US$135 million by way of a private placement of Reservoir shares and a cash loan, which combined will enable Reservoir to exercise its right of first offer in respect of the Timok joint venture (together with the Plan of Arrangement, the “Transaction”). Pursuant to the terms of the Arrangement Agreement and related Plan of Arrangement, Nevsun will acquire each outstanding Reservoir share for 2.00 of a Nevsun common share and $0.01 in cash. The terms of the Arrangement Agreement relating to the proposed Transaction are to be more fully described in a management information circular, which will be mailed to the shareholders of Reservoir (the “Disclosure Document”).

Background and Engagement of Scotia Capital

           Scotia Capital was retained by the management of Nevsun on February 4, 2016 pursuant to an engagement letter (the “Engagement Agreement”) to act as its financial advisor in respect of the Transaction and, if requested, to prepare and deliver to the Board its opinion (the “Opinion”) as to whether the consideration to be paid by Nevsun under the Transaction is fair from a financial point of view to Nevsun. The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services upon delivery of an Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Transaction or on the conclusions reached in the Opinion.

           The Board has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of Nevsun or Reservoir or any of their respective securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Overview of Reservoir

           Reservoir is a prospect generator dedicated to the identification, acquisition and exploration of precious and base metal deposits and other resource opportunities in Europe and West Africa. Reservoir’s principal asset is the highly prospective Timok Magmatic Complex located in eastern Serbia which includes four exploration permits and licenses which are proximal to the world class Bor and Majdenpek high- sulphidation and porphyry copper mines. Reservoir also conducts exploration activity in Macedonia, Romania and West Africa. Reservoir is listed on the TSX Venture Exchange under the symbol RMC.

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Credentials of Scotia Capital

           Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

           The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

           Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Nevsun, Reservoir or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and Nevsun, Reservoir or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital may in the future provide traditional banking, financial advisory or investment banking services to Nevsun, Reservoir or their respective affiliates.

           Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of Nevsun, Reservoir or their respective affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Nevsun, Nevsun or any of their respective affiliates, or with respect to the Transaction.

Scope of Review

           In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)	latest draft of the Arrangement Agreement;

(b)	annual reports of Nevsun and Reservoir for the last 3 fiscal years;

(c)	Management Information Circulars of Nevsun and Reservoir for the last 3 fiscal years;

(d)	audited financial statements of Nevsun and Reservoir for the last 3 fiscal years;

(e)	annual information forms of Nevsun for the last 3 fiscal years;

(f)	unaudited quarterly reports of Nevsun and Reservoir for all periods since September 30, 2013;

(g)	various technical reports on the assets of Nevsun and Reservoir;

(h)	financial projections and life of mine models prepared by Nevsun and Reservoir in respect of both Nevsun and Reservoir;

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(i)	various detailed internal Nevsun management reports;

(j)	discussions with senior management of Nevsun;

(k)	public information relating to the business, operations, financial performance and stock trading history of Nevsun, Reservoir and other selected public companies considered by us to be relevant;

(l)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(m)	representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of Nevsun as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(n)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by Nevsun or Reservoir to any information requested by Scotia Capital.

Assumptions and Limitations

           The Opinion is subject to the assumptions, explanations and limitations set forth below.

           Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by Nevsun or Reservoir or their respective associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the financial projections provided to Scotia Capital by management of Nevsun and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Nevsun as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

           Senior management of Nevsun has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) Nevsun has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to Nevsun, Reservoir or any of their respective subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of Nevsun in respect of Nevsun, Reservoir and their respective subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by Nevsun not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Nevsun, are (or were at the time of preparation) reasonable in the circumstances.

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           The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Nevsun and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

           For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that Nevsun will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

           The Opinion has been provided for the sole use and benefit of the Board of Directors of Nevsun in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of Nevsun or Reservoir as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

           Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Nevsun or Nevsun’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the consideration to be paid by Nevsun) of the Arrangement Agreement, the Plan of Arrangement or the form of the Transaction.

Conclusion

           Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the consideration to be paid by Nevsun pursuant to the Transaction is fair from a financial point of view to Nevsun.

Yours very truly,

SCOTIA CAPITAL INC.

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SCHEDULE D — INFORMATION CONCERNING RESERVOIR

          The following information is presented on a pre-Arrangement basis and reflects certain selected information of Reservoir. Further information regarding Reservoir is set forth in the Reservoir management discussion and analysis (the ‘‘MD&A’’).

CORPORATE  STRUCTURE

Corporate Summary

           Reservoir Minerals Inc. (‘‘Reservoir’’) was incorporated under the Business Corporations Act (British Columbia) (‘‘BCBCA’’) on January 25, 2011. Reservoir has a head office located at Suite 501 – 543 Granville Street, Vancouver, BC, V6C 1X8, and a registered office at Suite 704 – 595 Howe Street, Vancouver, BC, V6C 2T5.

          Reservoir is a reporting issuer in the provinces of British Columbia, Alberta and Ontario, Canada. Reservoir is listed on the TSX Venture Exchange (the ‘‘TSX-V’’) as a Tier 2 mining issuer, with the trading symbol ‘‘RMC’’. The fiscal year end of Reservoir is November 30.

          The authorized share capital of Reservoir consists of an unlimited number of common shares (‘‘Reservoir Shares’’) without par value, of which 60,905,093 Reservoir Shares were issued and outstanding as of the date of this Circular, and an unlimited number of preferred shares without par value, of which none have been issued as of the date of this Circular.

          Reservoir’s articles of incorporation were altered to include an advance notice provision having the same terms as the advance notice policy adopted by the board of directors of Reservoir (the ‘‘Reservoir Board’’) on February 13, 2014, which requires advance notice to Reservoir where nominations of persons for election to the Reservoir Board are made by shareholders. For annual general meetings of shareholders, notice to Reservoir of nominations of potential directors must be made not less than 35 days and not more than 60 days prior to the date of the meeting but if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. For special general meetings of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to Reservoir of nominations of potential directors must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Intercorporate  Relationships

          The following chart sets forth the names of the subsidiaries of Reservoir, the jurisdiction of incorporation and the direct or indirect percentage ownership of each such subsidiary:

RESERVOIR MINERALS INC.
100%
Reservoir Minerals DVB dooel (Macedonia)
Reservoir Minerals SRL (Romania)
Global Reservoir Minerals (BVI) Inc. (British Virgin Islands)
Atlas RMC (BVI) Corp. (British Virgin Islands)
Universal RMC (BVI) Inc. (British Virgin Islands)
100%
Exploration Permit: Dvorishte
100%
Exploration Permit: Gura Salistei Teiul
Freeport McMoRan Expl Corp. (Delaware)
100%
40%
100%
100%
100%
100%
100%
100%
100% Class A Common Shares
28% Class B Common Shares
2% Class B Common Shares
BEIG3
RMC Cameroon (BVI) Corp. (British Virgin Islands)
Reservoir Exploration (BVI) Ltd. (British Virgin Islands)
Tilva (BVI) Inc. (British Virgin Islands)
Reservoir Consulting (BVI) Inc. (British Virgin Islands)
Perseus (BVI) Corp. (British Virgin Islands)
Equatorial Resources (BVI) Inc. (British Virgin Islands)
RM Dvorishte (BVI) Inc. (British Virgin Islands)
RM Malesh (BVI) Inc. (British Virgin Islands)
Freeport Int'l Hldgs (BVI) Ltd. (British Virgin Islands)
10%
90%
100%
100%
100%
100%
100%
45%
55%
Reservoir Minerals Cameroon SARL (Cameroon)
Deli Jovan Exploration d.o.o. Beograd (Belgrade, Serbia)
Tilva d.o.o. Beograd (Belgrade, Serbia)
Balkan Exploration and Mining d.o.o. Beograd (Belgrade, Serbia)
Reservoir Minerals Macedonia DOOEL Skopje (Macedonia)
Reservoir Minerals Gabon (Gabon)
Timok JVSA (BVI) Ltd. (British Virgin Islands)
99.9%
100%
Suva Reka (BVI) Inc. (British Virgin Islands)
~1%
100%
100%
100%
100%
100%
100%
Exploration Permits: Bibemi & So'o Held via JV 90% RMC and 10% BEIG3
Exploration Permits: Deli Jovan
Exploration Permits: Coka Kupjatra Tilva Njagra Kraljevica Nikolicevo
Exploration Permits: Bobija Parlozi Stara Planina Vrnjci-Ples-Gradac Donja Studena
Exploration Permits: Concession Konjsko
Boumango & Mitzic
Kameni Potok Copperatief UA (Netherlands)
100%
Cukaru Peki B.V. (Netherlands)
100%
Rakita (BVI) Ltd. (British Virgin Islands)
100%
Rakita Exploration d.o.o Beograd (Belgrade, Serbia)

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Description of the Business

           Reservoir is a prospect generator dedicated to the identification, acquisition and exploration of precious and base metal deposits and other resource opportunities in Europe and West Africa. Reservoir currently holds a portfolio of highly prospective projects in Serbia, where eight licenses are subject to earn-in agreements in which partners are funding the exploration costs. Reservoir also conducts exploration activity in Macedonia, Romania, and West Africa. Reservoir’s strategy is to seek partners through joint ventures to fund exploration activities and project development. The objective of this strategy is to maximize exposure to discovery opportunities, while minimizing Reservoir’s funding requirements and therefore reducing risk for Reservoir’s shareholders.

           Reservoir’s exploration strategy is as a prospect generator using a partnership model in which Reservoir will seek to identify and secure promising exploration projects, to add value through targeted exploration and thereafter form partnerships for further exploration and development, reducing the exploration risk and expenditure for Reservoir. This model has proved successful for Reservoir and its shareholders in the Timok Project, where Reservoir has had exploration success in identifying new high-grade copper-gold mineralization at the Cukaru Peki prospect located in Serbia (the ‘‘Timok Project’’).

Two Year History

Year Ended 2014

           In 2012, Freeport-McMoRan Exploration Corporation (‘‘Freeport’’) exercised an earn-in option to acquire a 55% interest in the Timok Project and form a joint venture agreement with Reservoir, which held the remaining 45% interest.

           Reservoir’s loss and comprehensive loss totaled $9,145,337 (2013 — $5,107,868) for the year ended November 30, 2014. Overall, the loss and comprehensive loss for the current year were higher due to increases in exploration expenditures and general and administrative expenses. Exploration expenditures were higher due to increased spending on its projects in Serbia, Macedonia, and Romania. In 2014, Reservoir incurred approximately $2,200,000 in expenditures on its 100%-owned Timok licenses, which were mainly for drilling and related expenditures to test various targets. In 2013 expenditures were lower as basic exploration work was required in order to begin to establish drill targets. Reservoir increased expenditures in Romania and Macedonia in 2014 over 2013 as it acquired properties and began to conduct basic exploration work.

           During fiscal 2014, Reservoir incurred significant expenditures on the Timok Project for legal fees and other expenditures to negotiate a joint venture agreement in connection with the Timok Project among Reservoir, Freeport International Holdings (BVI) Inc. (‘‘Freeport BVI’’), a subsidiary of Freeport, and Global Reservoir Minerals (BVI) Inc., a subsidiary of Reservoir (‘‘Reservoir BVI’’). Reservoir also incurred expenditures for its own account for technical studies on the merits of the Timok Project and options for its development. Reservoir reviews exploration data, drilling geophysics and geochemistry in addition to data and reports generated in support of a scoping study.

           As at November 30, 2014, Reservoir had working capital of $37,579,211 compared to $14,180,909 at November 30, 2013. During the year ended November 30, 2014, working capital increased primarily due to capital raised from financing activities. In March 2014, Reservoir completed a non-brokered private placement for aggregate gross proceeds of $23,000,007 (the ‘‘Non-brokered Offering’’) and a brokered private placement for aggregate gross proceeds of $10,005,000 (‘‘the Brokered Offering’’). The Non-brokered Offering and Brokered Offering consisted of 4,000,001 and 1,740,000 Reservoir Shares, respectively, at a price of $5.75 per share. Reservoir paid aggregate share issue costs of $930,408, which includes a cash fee equal to 6% of the gross proceeds of the Brokered Offering.

           Reservoir continued to negotiate the joint venture agreement with Freeport, but at year-end, negotiations were ongoing.

           The Parlozi lead-zinc-silver property was the subject of an option agreement with Midlands Minerals Corporation. Midlands Minerals Corporation gave notice to terminate the Parlozi option agreement for strategic reasons effective May 6, 2015.

Year Ended 2015

           Reservoir’s loss and comprehensive loss totaled $8,857,811 (2014 — $9,145,337) for the year ended November 30, 2015. Overall, the loss and comprehensive loss for 2015 were lower than 2014 due to a decrease in net exploration expenditures and a gain on dilution of a former subsidiary, partially offset by higher general and administrative expenses.

           Net exploration expenditures were lower in 2015 primarily due to reduced expenditures on the Timok Project, Reservoir’s 100%-owned Timok licenses (as described below), West African projects, and general property exploration. Lower expenditures on the Timok Project were expected as Reservoir reduced its legal and technical study expenses and continued to monitor the project, which was run and funded by Freeport. In 2014, Reservoir incurred exploration costs of $1,753,988 on the Timok Project. Expenditures were also reduced on the 100% owned Timok licenses as the result of a significantly reduced drill program, which in turn reduced assay costs. Reservoir entered into an earn-in and joint venture agreement with Rio Tinto Group (‘‘Rio Tinto’’) in November of 2015 (as described below) and as a result expects that Rio Tinto will be funding the project in 2016. Reservoir is operating under an option agreement in West Africa to earn a 90% interest in the Bibemi and So’o exploration licenses. Reservoir approached its earn-in threshold in 2015 and accordingly budgeted lower expenditures for 2015 compared to 2014.

           General and administrative expenses were higher in 2015 due to higher share-based payments partially offset by lower travel and shareholder communication costs. The share-based payments were recognized for the partial vesting and accrual of 664,000 stock options (‘‘Reservoir Options’’) and 1,080,000 restricted share units (‘‘Reservoir RSUs’’) granted in last quarter of the previous fiscal year. The share-based payment expense was higher for 2015, as it included a full year of vesting whereas in 2014 such expenses were only included for a portion of the fourth quarter. Travel expenses were lower for 2015 due to reduced travel costs for senior management and also for non-executive directors. In 2014 travel costs were higher for non-executive directors to attend joint venture agreement negotiations with Freeport, investor conferences and special committee assignments. Shareholder communication costs were lower in 2015 due to reduced attendance at investor conferences. Reservoir recorded a gain on dilution of subsidiary of $210,472 as a result of Orogen Gold plc acquiring a 60% interest in Deli Jovan Exploration d.o.o., the former subsidiary that owned the Deli Jovan license and there was no comparable gain in 2014.

           As at November 30, 2015, Reservoir had working capital of $31,863,219 compared to $37,579,211 at November 30, 2014. During the year ended November 30, 2015, working capital decreased primarily due to cash used in operating and investing activities.

           On March 12, 2015, Reservoir executed a joint venture agreement with Freeport for the Timok Project joint venture company, which had approved a budget of US$18.7 million for 2015. The 2015 expenditures were solely funded by Freeport. As at December 31, 2015, approximately 96% (or US$18.0 million) of the 2015 approved budget had been spent.

           Reservoir’s wholly-owned subsidiary, Reservoir BVI, is party to a Joint Venture/Shareholders Agreement dated as of March 11, 2015, which was amended and restated as of December 15, 2015 (the ‘‘Timok JVSA Shareholders Agreement’’), with Freeport BVI, whereby Freeport BVI holds a 55% equity interest and Reservoir BVI holds a 45% equity interest in the joint venture company Timok JVSA (BVI) Ltd. (‘‘Timok JVSA’’). Under the Timok JVSA Shareholders Agreement, Freeport BVI may earn an additional 20% equity interest in Timok JVSA (‘‘Additional Interest’’), bringing its total equity interest in Timok JVSA to 75% and Reservoir BVI to 25%, by electing to sole fund the Timok Project work programs and delivering a Feasibility Study to Reservoir BVI, during the period commencing on May 4, 2012 (‘‘Exercise Date’’) and ending on the earlier of (i) the delivery of a Feasibility Study (the ‘‘Feasibility Study’’); (ii) the decision by Freeport BVI to cease sole funding prior to the delivery of a Feasibility Study; and (iii) May 4, 2025 (‘‘Sole Funding Period’’). The Feasibility Study must be prepared by Freeport BVI or an internationally recognized, reputable and experienced third party, engaged by and working under the direction of Freeport BVI, that demonstrates the feasibility or infeasibility of placing part or all of the Timok Project into commercial production, in such form as is normally required by substantial, internationally recognized financial institutions for the purpose of deciding whether or not to loan funds for the development of mineral deposits. If Freeport BVI delivers the Feasibility Study and acquires the Additional Interest, Freeport BVI will be entitled to recoup from Reservoir BVI 25% of the aggregate costs and expenses funded by Freeport BVI from the Exercise Date through to the delivery of the Feasibility Study out of Reservoir BVI’s share of distributions, up to a maximum amount of US$25 million. Freeport BVI and Reservoir BVI may purchase their pro-rata share of production of Timok JVSA.

           In July 2012, Freeport gave notice to Reservoir BVI that it was electing to sole fund expenditures on or for the benefit of the Timok Project during the Sole Funding Period to put it on the path to earn the Additional Interest. In the event Freeport BVI ceases to sole fund or the Sole Funding Period expires without a Feasibility Study having been delivered, Freeport BVI will remain at a 55% equity interest and Reservoir BVI will remain at a 45% equity interest in Timok JVSA, and the parties will thereafter jointly fund work programs of Timok JVSA. Pursuant to the Share Purchase Agreement and the Freeport BVI Shareholders Agreement (each described below) the overall economic interests of the parties in the Timok Project have changed as a result of such agreements.

           On January 15, 2016, Reservoir announced that its subsidiaries Tilva (BVI) Inc. and Global Reservoir, had completed all the conditions relating to the earn-in and joint venture agreement with Rio Tinto. Under the terms of the agreement, Rio Tinto has the option to earn in stages up to a 75% interest in Reservoir’s four 100%-owned Timok licenses (Nikolicevo, Kraljevica, Coka Kupjatra and Tilva Njagra) by sole-funding project expenditures of up to US$75 million. Reservoir will be the manager of the Tilva Project until Rio Tinto exercises its right to assume the role.

           Reservoir holds four exploration permits (Sige Panjevac, Samanjac, Kopajska reka-Planinica, and Donja Studena) in the ‘‘East Serbia Permian sediment-hosted copper project’’ belt that cover approximately 277 square kilometres. The 2015 field programs, focusing on defining continuity between the known occurrences of copper- silver mineralization and identifying targets for drill testing, have been completed.

           In 2015 exploration activity in Cameroon and Gabon was reduced to a minimal level.

Events Subsequent to Year Ended 2015

           On April 24, 2016 Reservoir announced that it had entered into a definitive agreement with Nevsun Resources Ltd. (‘‘Nevsun’’) to combine their respective companies (the ‘‘Arrangement Agreement’’) pursuant to a plan of arrangement under the BCBCA (the ‘‘Plan of Arrangement’’). Under the terms of the Arrangement Agreement, Nevsun will acquire all of the outstanding Reservoir Shares and restricted share units of Reservoir on the basis of two Reservoir Shares and $0.001 in cash for each Reservoir Share, for a total value of approximately US$365 million. Upon completion of the Plan of Arrangement, current Nevsun Shareholders will own approximately 67% of the combined company and current holders of Reservoir Shares will own the remaining 33%.

           Concurrently on April 24, 2016, Nevsun and Reservoir entered into a transaction comprised of a private placement for 19.99% of the outstanding Reservoir Shares and a loan transaction, whereby, pursuant to a subscription agreement (the ‘‘Subscription Agreement’’), Nevsun subscribed for 12,174,928 Reservoir Shares at a price of C$9.40 per share for a total subscription price of C$114,444,323 and pursuant to a loan agreement (the ‘‘Loan Agreement’’), provided Reservoir with an unsecured bridge loan of US$44,703,429 having a maturity date of one year from the date on which the loan is advanced. This transaction would provide US$135,000,000 to fund Global Reservoir to exercise its right of first offer (‘‘ROFO’’) in respect of its joint venture with Freeport in the Timok Project. Upon closing the exercise of the ROFO, Reservoir BVI will have a 100% interest in the upper zone of the Timok Project and a 60.4% interest in the lower zone of the Timok Project under two joint venture agreements with Freeport and will become the operator of the project. Freeport will continue to hold a 39.6% interest in the lower zone. Pursuant to the terms of the Timok JVSA Shareholders Agreement, Freeport may increase its ownership in the lower zone to 54%, with Global Reservoir holding the remaining 46%. Upon completion of the Plan of Arrangement, Global Reservoir will be a wholly owned subsidiary of the combined company.

           On March 3, 2016, Reservoir BVI received a Notice of Sale and Offer from Freeport BVI, wherein Reservoir BVI had until May 3, 2016 to decide whether it would exercise the ROFO and acquire the offered interest in Freeport BVI. Reservoir BVI gave Freeport BVI written notice of its election to exercise the ROFO on April 25, 2016.

           Pursuant to a share purchase agreement dated as of April 25, 2016, Global BVI acquired (1) 100% of Freeport BVI’s interest in the upper zone of the Cukaru Peki deposit which is characterized by high grade massive and semi-massive sulphide mineralization (the ‘‘Upper Zone’’), and (2) 28% of Freeport BVI’s interest in the lower zone of the Cukaru Peki deposit which is characterized by porphyry-style mineralization (the ‘‘Lower Zone’’), with FMEC retaining the remaining interest in the Lower Zone. The Timok JVSA does not expressly contemplate the division of the Cukaru Peki deposit into the Upper Zone and Lower Zone, so the allocation of economic interests is a contractual matter established under the Freeport BVI Shareholders Agreement (discussed below). Reservoir BVI made a cash payment of US$135,000,000 to FMEC on closing of the acquisition (May 2, 2016), and agreed to make expenditures of US$20,000,000 on agreed Lower Zone work. Additionally, Global BVI agreed to make the following payments to FMEC: (1) US$45,000,000 upon the earliest of (i) a decision to proceed with construction of facilities in the Upper Zone, and (ii) accessing any ore body for direct ship ore; and (2) US$50,000,000 on the achievement of commercial production.

           Combined with its pre-existing interests under the Timok JVSA Shareholders Agreement, Reservoir BVI’s present interest in the Timok Project is a 100% undivided interest in the Upper Zone and a 60.4% undivided interest in the Lower Zone, while Freeport BVI’s present interest in the Timok Project is a 39.6% undivided interest in the Lower Zone.

Mineral Projects

           Global BVI entered into a Shareholders Agreement dated as of May 2, 2016 (the ‘‘Freeport BVI Shareholders Agreement’’) with Freeport and Freeport BVI to govern Freeport’s and Reservoir BVI’s respective interests in Freeport BVI. As discussed above, under the Timok JVSA Freeport BVI has a 55% interest in the Timok Project and can increase its interest to 75%. Reservoir BVI will be appointed as operator of the Timok

           Project until the occurrence of certain events and Global BVI will advance the development of both the Upper Zone and the Lower Zone in accordance with approved budgets and work programs. Reservoir BVI will have the sole right to propose budgets and work programs relating to the Upper Zone and for certain agreed Lower Zone work, and Freeport will have the sole right to propose budgets and work programs relating to the Lower Zone, subject to specified exceptions.

           Under the Freeport BVI Shareholders Agreement, until the delivery of the Feasibility Study, Reservoir BVI will fund 100% of the Upper Zone development costs, as well as $20 million of agreed Lower Zone work, and Reservoir BVI and Freeport will fund 28% and 72% of all other Lower Zone development costs, respectively. After the delivery of the Feasibility Study, Freeport and Reservoir BVI will be responsible after earning of the Additional Interest by Freeport BVI, for funding of the development of the Lower Zone on a pro rata basis (54%/46% respectively) and each will be entitled to its pro rata share of economic benefits of the Lower Zone. Pursuant to the Freeport BVI Shareholders Agreement, Reservoir BVI will hold a 100% interest in the Upper Zone.

           Under the Freeport BVI Shareholders Agreement, Freeport has the option to have any new large mineral deposit containing at least four million tonnes of contained copper equivalent in the Upper Zone characterized in the same manner as the Lower Zone upon the payment to Reservoir BVI of two times drilling, study and other similar costs plus other direct costs such as land acquisition costs.

           Please refer to Exhibit A to this Appendix for information on Reservoir’s material mineral project.

DIVIDENDS OR DISTRIBUTIONS

           Reservoir has not, since the date of its incorporation, declared or paid any cash dividends on its Reservoir Shares and does not currently have a policy with respect to the payment of dividends. For the immediate future Reservoir does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the earnings, if any, and Reservoir’s financial condition and such other factors as the board of directors of Reservoir (the ‘‘Reservoir Board’’) considers appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

           See Appendix B to this Circular for Reservoir’s MD&A for the year ended November 30, 2015. See Appendix D to this Circular for Reservoir’s MD&A for the three months ended February 29, 2016. The attached MD&A’s should be read in conjunction with Reservoir’s audited annual consolidated financial statements for the 2015 fiscal year and the condensed consolidated interim financial statements for the three months ended February 29, 2016, respectively, together with the notes thereto, which are attached as Appendix A and Appendix C to this Circular, respectively.

Outstanding Security Data

As at the date of this Circular, there were:

  60,905,093 Reservoir Shares issued and outstanding;
  No preferred shares issued and outstanding;
  1,769,500 Reservoir Shares reserved for issuance pursuant to outstanding Reservoir Options; and
  792,000 Reservoir Shares reserved for issuance pursuant to outstanding Reservoir RSUs.

Additional Disclosure for Companies without Significant Revenue

           The financial statements included in Appendix A and Appendix C provide a breakdown of expenses incurred by Reservoir for the annual period ended November 30, 2015 and the interim period ended February 29, 2016, respectively.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

Reservoir Shares

The holders of the Reservoir Shares are entitled to receive notice of and to attend and vote at all meetings of the holders of Reservoir Shares and each Reservoir Share confers the right to one vote in person or by proxy at all annual or extraordinary general meetings of the holders of Reservoir Shares. The holders of the Reservoir Shares are entitled, in the absolute discretion of the directors, to receive only such dividends as may be declared from time to time in respect of the Reservoir Shares. In the event of the liquidation, dissolution or winding-up of Reservoir, whether voluntary or involuntary or upon a reduction of capital, the holders of the Reservoir Shares are entitled to receive and share amongst themselves equally on a per share basis the amount paid-up on the Reservoir Shares, together with any declared but unpaid dividends to which they may be entitled, and any remaining property or assets of Reservoir, subject to the prior rights of preferred shareholders.

Reservoir Preferred Shares

           The Reservoir Board may at any time from time to time issue preferred shares in one or more series and by resolution before such issuance, determine the maximum number or determine there is no maximum number of preferred shares authorized for such series, attach special rights or restrictions to such preferred shares, create an identifying name for such preferred shares, and make any necessary alterations to its notice of articles or articles. Unless the Reservoir Board otherwise determines in the articles of amendment designating a series of preferred shares, the holder of preferred shares shall not be entitled to receive notice of or vote at any meeting of the holders of Reservoir Shares. In the event of liquidation, dissolution or winding-up of Reservoir, holders of preferred shares will be entitled to receive the remaining property and assets of Reservoir on pro rata with the other holders of Reservoir Preferred Shares and will rank in priority over the holders of Reservoir Shares.

Reservoir Options

           The Reservoir Options are granted pursuant to Reservoir’s stock option plan (the ‘‘Reservoir Option Plan’’), which was initially adopted by the directors of Reservoir on October 17, 2011. There have been no changes to the Reservoir Option Plan since it was adopted by the directors.

           The Reservoir Option Plan governs the grant of options to directors, executive officers and employees of and consultants to Reservoir and its subsidiaries and employees of a person or company that provides management services to Reservoir or its subsidiaries (‘‘Participants’’). The purpose of the Reservoir Option Plan is to offer to Participants the opportunity to acquire a proprietary interest in Reservoir, thereby providing an incentive to such parties to promote the best interests of Reservoir and to provide the means to Reservoir to attract qualified persons.

           The Reservoir Option Plan is administered by the Reservoir Board. The Reservoir Option Plan provides that options will be issued pursuant to option agreements which shall provide for the expiration of such options on a date not later than 10 years after the issuance of such option. In the event of death of a Participant, options held by such optionee will expire the earlier of five (5) years from the date of grant or one year from the date of death.

           A maximum number of Reservoir Shares equal to 10% of the issued and outstanding Reservoir Shares, from time to time, may be reserved for issuance under the Reservoir Option Plan provided that options may not be granted to an individual to purchase in excess of 5% of the then outstanding Reservoir Shares (2% of the issued Reservoir Shares, if the optionee is a consultant) during a twelve (12) month period. Approval by disinterested holders of Reservoir Shares must be obtained (such approval has not been, nor is it intended to be, sought) if options granted under the Reservoir Option Plan, together with all of Reservoir’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Reservoir Shares, could result, at any time, in (i) the number of Reservoir Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the Reservoir Shares outstanding at the time of granting, (ii) the grant to insiders, within a one year period, of options to purchase that number of Reservoir Shares exceeding 10% of the outstanding Reservoir Shares, or (iii) the issuance to any one insider and such insider’s associates, within a one year period, of Shares totalling in excess of 5% of the outstanding Reservoir Shares

           Reservoir Options issued pursuant to the Reservoir Option Plan will have an exercise price determined by the Reservoir Board provided that the exercise price shall not be less than the closing trading price of the Reservoir Shares on the TSX-V on the day before the granting of the stock options.

           Reservoir Options granted under the Reservoir Option Plan are non-transferable. No financial assistance is available to Reservoir Optionholders under the Reservoir Option Plan.

           The Reservoir Board may from time to time alter, suspend or discontinue the Reservoir Option Plan. Subject to the approval of the TSXV, the Reservoir Board may also at any time amend or revise the terms of the Reservoir Option Plan, provided that no such amendment or revision shall result in a material adverse change to the terms of any options granted under the Reservoir Option Plan, unless Reservoir Shareholder approval or disinterested Reservoir Shareholder approval, as the case may be, is obtained for such amendment or revision.

           No options have been granted under the Reservoir Option Plan that are subject to Reservoir Shareholder approval.

           The Reservoir Option Plan does not permit stock options to be transformed into stock appreciation rights.

Reservoir Restricted Share Units

           On March 13, 2013, the Reservoir Board adopted a restricted share unit plan (the ‘‘Reservoir RSU Plan’’), which was approved by the shareholders of Reservoir at Reservoir’s 2014 annual general meeting. The Reservoir Board adopted the Reservoir RSU Plan as the Reservoir Board believes it is desirable to have a wide range of incentive plans, including a restricted share plan, available to attract, retain and motivate officers and directors of Reservoir (‘‘Eligible Persons’’).

           The Reservoir RSU Plan provides that Reservoir RSUs may be granted by the Compensation Committee to directors and officers of Reservoir as a discretionary payment in consideration for significant contributions to the long-term success of Reservoir.

           Pursuant to the Reservoir RSU Plan, the aggregate maximum number of Reservoir Shares reserved for issuance under the Reservoir RSU Plan in combination with the aggregate number of Reservoir Shares issuable under all of Reservoir’s other equity incentive plans in existence from time to time, including Reservoir’s Stock Option Plan, shall not exceed 10% of the issued and outstanding Reservoir Shares, or such greater number of Reservoir Shares as shall have been duly approved by the Reservoir Board and, if required by the TSXV’s policies, and by the Reservoir Shareholders. Notwithstanding the foregoing, the aggregate maximum number of Reservoir Shares reserved for issuance under the Reservoir RSU Plan shall be reduced by that number of Reservoir RSUs which are issued in accordance with the provisions of the Reservoir RSU Plan. In addition, the number of Reservoir Shares which may be issuable under the Reservoir RSU Plan and all of Reservoir’s other previously established or proposed share compensation arrangements, within a twelve (12) month period to:

  any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Reservoir Shares on the date of the grant on a non-diluted basis;
  insiders as a group within a twelve (12) month period shall not exceed 10% of the total number of issued and outstanding Reservoir Shares on a non-diluted basis; and
  any one consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Reservoir Shares on the date of the grant on a non-diluted basis.

           Unless redeemed earlier in accordance with the Reservoir RSU Plan, the Reservoir RSUs of each Eligible Person will be redeemed on or within 30 days after the Redemption Date (as defined below) for cash or Reservoir Shares, as determined by the Compensation Committee, for an amount equal to the Fair Market Value (the closing market price of the Reservoir Shares on the TSXV on the day prior to redemption) of a Reservoir RSU. The ‘‘Redemption Date’’ in respect of any Reservoir RSU means the third anniversary of the grant date on which such Reservoir RSU was granted to the Eligible Person, unless (i) an earlier date has been approved by the Compensation Committee as the Redemption Date in respect of such Reservoir RSU, or

(ii)    there is a ‘‘Change of Control’’ of Reservoir (as defined in the Reservoir RSU Plan), the Reservoir RSU Plan is terminated or upon an Eligible Person’s death or termination of employment.

           Under the Reservoir RSU Plan, the Reservoir Board may from time to time amend or revise the terms of the Reservoir RSU Plan or may discontinue the Reservoir RSU Plan at any time. Subject to receipt of requisite disinterested Reservoir Shareholder and stock exchange approval, the Reservoir Board may make amendments to the Reservoir RSU Plan to change the maximum number of Reservoir Shares issuable under the Reservoir RSU Plan, change the method of calculation of the redemption of Reservoir RSUs held by Eligible Persons, and provide an extension to the term for the redemption of Reservoir RSUs held by Eligible Persons.

           All other amendments to the Reservoir RSU Plan may be made by the Reservoir Board without obtaining Reservoir Shareholder approval.

           If an Eligible Person ceases to be a director or officer for any reason (excluding death), all of the Eligible Person’s Reservoir RSUs which have vested at the time of such cessation shall be redeemed for cash, an equal number of Reservoir Shares or a combination of cash and Reservoir Shares as may be determined by the Reservoir Board, in its sole discretion and the remainder shall be cancelled. No amount shall be paid by Reservoir to the Eligible Person in respect of the Reservoir RSUs so cancelled. If an Eligible Person ceases to be a director or officer due to death, all of the Eligible Person’s Reservoir RSUs, whether vested or not at the time of death, shall be redeemed for cash or Reservoir Shares as determined by the Compensation Committee.

           In the event of a Change of Control, then Reservoir will redeem, subject to prior approval of the TSX-V, 100% of the Reservoir RSUs granted to the Eligible Persons and outstanding under the RSU Plan as soon as reasonably practical, but no later than 30 days following the Redemption Date for an amount of Reservoir Shares equal to the number of Reservoir RSUs then held by the Eligible Persons.

CONSOLIDATED CAPITALIZATION

           Other than as disclosed in the ‘‘Material Contracts’’ section of Reservoir Circular, there have not been any material changes in the share and loan capital of Reservoir, on a consolidated basis, since February 29, 2016, the date of Reservoir’s most recently filed financial statements.

TRADING PRICE AND VOLUME OF RESERVOIR SHARES

           The Reservoir Shares are listed for trading on the TSXV under the trading symbol ‘‘RMC’’. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Reservoir Shares as reported on the TSXV.

	TSX-V
	Price Range ($)
	High	Low	Volume
May 2015	4.87	4.24	405,186
June 2015	4.80	4.11	525,649
July 2015	4.47	3.91	1,345,609
August 2015	4.24	3.75	794,434
September 2015	4.64	4.00	1,118,125
October 2015	4.60	4.08	490,264
November 2015	4.50	4.05	507,887
December 2015	4.24	4.03	381,676
January 2016	4.14	3.26	794,471
February 2016	4.26	3.56	329,326
March 2016	7.08	4.07	2,508,307
April 2016	9.35	6.80	6,155,902
May 1 – May 17, 2016	9.25	8.16	2,355,483

           The closing price of the Reservoir Shares on the TSXV on April 22, 2016, the last trading day preceding the announcement of the Arrangement Agreement, was $6.96.

PRIOR SALES

           The following table summarizes the issuances of Reservoir Shares and Reservoir Options granted by Reservoir within the 12 months prior to the date of this Circular:

Date of sale	Price per Reservoir Share or Exercise Price per Reservoir Option	Number and Type of Securities	Reasons for Issuance
February 4, 2015 . . . .	$0.65	5,500 Reservoir Shares	Exercise of Reservoir Options
April 21, 2015 . . . . . .	$0.65	900 Reservoir Shares	Exercise of Reservoir Options
April 22, 2015 . . . . . .	$0.65	1,500 Reservoir Shares	Exercise of Reservoir Options
April 24, 2015 . . . . . .	$0.65	1,600 Reservoir Shares	Exercise of Reservoir Options
April 24, 2015 . . . . . .	$4.21	100,000 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
May 6, 2015 . . . . . . .	$1.02	25,000 Reservoir Shares	Exercise of Reservoir Options
June 1, 2015 . . . . . . .	$1.02	15,000 Reservoir Shares	Exercise of Reservoir Options
July 28, 2015 . . . . . . .	$0.65	5,000 Reservoir Shares	Exercise of Reservoir Options
July 29, 2015 . . . . . . .	$0.65	6,000 Reservoir Shares	Exercise of Reservoir Options
July 29, 2015 . . . . . . .	$1.02	10,000 Reservoir Shares	Exercise of Reservoir Options
July 29, 2015 . . . . . . .	$0.65	25,000 Reservoir Shares	Exercise of Reservoir Options
July 29, 2015 . . . . . . .	$0.65	135,000 Reservoir Shares	Exercise of Reservoir Options
July 29, 2015 . . . . . . .	$0.65	10,000 Reservoir Shares	Exercise of Reservoir Options
August 7, 2015 . . . . .	$0.65	25,000 Reservoir Shares	Exercise of Reservoir Options
September 8, 2015 . . .	$0.65	50,000 Reservoir Shares	Exercise of Reservoir Options
September 14, 2015 . .	$0.65	150,000 Reservoir Shares	Exercise of Reservoir Options
September 14, 2015 . .	$10.2	50,000 Reservoir Shares	Exercise of Reservoir Options
October 9, 2015 . . . .	$4.27	25,000 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
October 9, 2015 . . . .	$4.27	20,000 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
October 9, 2015 . . . .	$4.27	20,000 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
October 9, 2015 . . . .	$4.27	5,000 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
October 9, 2015 . . . .	$4.27	7,500 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
October 9, 2015 . . . .	$4.27	5,000 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
October 9, 2015 . . . .	$4.27	5,000 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
October 9, 2015 . . . .	$4.27	500 Reservoir Shares	Redemption of Reservoir
			Restricted Share Units
January 19, 2016 . . . .	$0.65	150,000 Reservoir Shares	Exercise of Reservoir Options
January 19, 2016 . . . .	$1.02	50,000 Reservoir Shares	Exercise of Reservoir Options
March 7, 2016 . . . . . .	$0.65	44,500 Reservoir Shares	Exercise of Reservoir Options
April 22, 2016 . . . . . .	$9.40	12,174,928 Reservoir Shares	Private Placement with Nevsun

PRINCIPAL  SECURITYHOLDERS

To the knowledge of the directors and executive officers of Reservoir, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Reservoir Shares:

Shareholder	Number of Shares	Percentage of Issued Capital
Nevsun Resources Ltd.	12,174,928(1)	19.99%

(1)	The Reservoir Shares held by Nevsun are owned both of record and beneficially.
(2)	On April 24, 2016, Nevsun and Reservoir completed a private placement whereby Nevsun subscribed for 12,174,928 Reservoir Shares at a price of C$9.40 per share for a total subscription price of C$114,444,323, giving Nevsun ownership of 19.99% of the outstanding Reservoir Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Name, occupation and security holding

           The following table provides the names, province or state and country of residence, positions and offices, and principal occupations of each of the directors and executive officers of Reservoir as at the date of the Circular. The percentage of Reservoir Shares or any of its subsidiaries beneficially owned, controlled or directed, directly or indirectly by all directors and executive officers is 4.05%. All directors’ terms expire at the next annual general meeting of shareholders.

Name, province or state and country of residence and management information	Principal occupation during the past five years (4)	Period of service	Number of Reservoir Shares beneficially owned, directly or indirectly, or controlled or directed at present(5)
Simon H. Ingram United Kingdom President, CEO and Director	President & CEO of Reservoir.	Since January 25, 2011	794,148
Miles F. Thompson Brazil Non-Executive Chairman and Director	Chairman of the Reservoir Capital Corp. (publicly traded hydroelectric energy company). Chairman, President and Chief Executive Officer of Lara Exploration Ltd. (publicly traded mineral exploration company).	Since January 25, 2011	848,275
Geoffrey Chater(1)(2)(3) British Columbia, Canada Director	Strategy and capital markets consultant, Namron Advisors. Independent director to several resource companies. President and CEO of Luna Gold Ltd. 2014-2015.	Since October 14, 2011	25,000
David Knox(1)(2)(3) United Kingdom Director	Senior executive officer for BBY Limited (Australian independent financial services company).	Since October 14, 2011	100,000

Name, province or state and country of residence and management information	Principal occupation during the past five years (4)	Period of service	Number of Reservoir Shares beneficially owned, directly or indirectly, or controlled or directed at present(5)
Stephen Scott(1)(2)(3) British Columbia, Canada Director	International management and commercial executive roles for Rio Tinto (publicly traded international mining company) for the past 15 years.	Since March 12, 2014	7,500
Kim Casswell British Columbia, Canada Corporate Secretary	Corporate Secretary of Seabord Services Corp., a private company that provides office, reception, secretarial, accounting and corporate records services to public and private companies.	Since October 14, 2011	457
Timothy Fletcher United Kingdom VP Exploration	VP Exploration of Reservoir, 2014-present. Consulting geologist of Reservoir, 2013-2014. Senior Exploration Geologist for Barrick Gold, 2006-2012.	Since August 24, 2014	Nil
Timothy Livesey United Kingdom Chief Operating Officer	Chief Operating Officer of Reservoir, 2014-present.
Executive Director of Lelantos Consulting Limited, a private exploration and mining consultancy company, 2014-present.
Managing Director, Saudi Arabia, for Barrick Gold Corporation, 2013-2014
	Chief Executive Officer, Thethyan Copper Company (Private Pakistan and Tethyan Copper Company Pty Ltd., 2011-2014.	Since August 24, 2014	Nil
Christopher MacIntyre Ontario, Canada VP Corporate Development	Vice President of Corporate Development of Reservoir Minerals. Vice President of Reservoir Capital Corp. Reservoir Capital Corp. (publicly traded hydroelectric energy company). Vice President of Corporate Development of Lara Exploration Ltd. (publicly traded mineral exploration company).	Since January 25, 2011	695,242

Name, province or state and country of residence and management information	Principal occupation during the past five years (4)	Period of service	Number of Reservoir Shares beneficially owned, directly or indirectly, or controlled or directed at present(5)
David Miles British Columbia, Canada Chief Financial Officer	CFO of Reservoir Minerals Inc., Lara Exploration Ltd., Legend Gold Corp. and Seabord Services Corp., a private
	company that provides office, reception, secretarial, accounting and corporate records services to public and private companies.	Since May 22, 2012	Nil

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Includes occupations for preceding five years unless the director was elected at the previous annual general meeting and was shown as a nominee for election as a director in the management information circular for that meeting.
(5)	Number of Reservoir Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Reservoir Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

           To the knowledge of Reservoir, no director or executive officer of Reservoir is at the date of this Circular, or was within 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company, including Reservoir, that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and that resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

           To the knowledge of Reservoir, no director or executive officer of Reservoir or any shareholder holding a sufficient number of securities of Reservoir to affect materially the control of Reservoir:

(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Reservoir) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

           To the knowledge of Reservoir, no director or executive officer of Reservoir, or a shareholder holding a sufficient number of securities of Reservoir to affect materially the control of Reservoir, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

           For the purposes of the disclosure above regarding the directors or executive officer, ‘‘order’’ means: (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c)    an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Conflict of Interest

           Certain directors and officers Reservoir are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Reservoir may not be made available to Reservoir, but rather may be offered to a company with competing interests. The directors and senior officers of Reservoir are required by law to act honestly and in good faith with a view to the best interests of Reservoir and to disclose any personal interest which they may have in any project or opportunity of Reservoir, and to abstain from voting on such matters.

           The directors and officers of Reservoir are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and Reservoir will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

Management of Junior Issuer

           The following contains information for each member of Reservoir’s management, where ‘‘management’’ means all directors, officers, employees and contractors whose expertise is critical to Reservoir, its subsidiaries and proposed subsidiaries:

Name, Age, Position, and Independent Contractor or Employee	Responsibilities with Reservoir and relevant education	Time Devoted to Position Full time vs. Portion of time	Experience in Reservoir’s Industry	Non- Competition Agreement Y/N	Non- Disclosure Agreement Y/N
Simon H. Ingram Age 47 President, CEO and Director Contractor	Dr. Ingram performs the function of President and Chief Executive Officer of Reservoir. Such duties and functions include managing and directing all technical, financial expenditure and budgeting aspects of Reservoir’s exploration and development programs world-wide and to lead and manage Reservoir in a manner that ensures its targets are met and assets safeguarded and optimized I the best interest of the shareholders of Reservoir.
B.Sc. (Hon) in Exploration and Mining Geology, Cardiff University, UK, 1990.
Ph. D. in Mineral Resource Evaluation, Cardiff University, UK, 1997.	Full Time	Dr. Ingram is the founder and principal of a resource services firm, through which he has provided technical and managerial expertise to exploration and mining companies worldwide, throughout the project cycle from early-stage exploration projects to feasibility studies, mine start up and production.
			Projects that Dr. Ingram has been a consultant and advisor to include; Petropavlovsk Plc (LSE: POG), a London-listed mining and exploration company with its principal assets located in Russia, Anglo American Zambia copper mine production and expansion, Rio Tinto Technical Services for resource definition to mine start up in the Middle East and the resource expansion, mining start up and subsequent sale of a polymetallic mine in Armenia for a private Swiss company.	N	N

Name, Age, Position, and Independent Contractor or Employee	Responsibilities with Reservoir and relevant education	Time Devoted to Position Full time vs. Portion of time	Experience in Reservoir’s Industry	Non- Competition Agreement Y/N	Non- Disclosure Agreement Y/N
Miles F. Thompson Age 54 Non-Executive Chairman and Director Contractor	Mr. Thompson performs the function of
non-executive Chairman of Reservoir. Such duties and functions include advising the President and CEO of Reservoir with respect to managing and directing all technical, financial expenditure and budgeting aspect of Reservoir’s mineral exploration and development programs world-wide. Mr. Thompson is also responsible for marketing and raising funds for Reservoir as well as managing and overseeing the required interfaces between Reservoir and the public and act as principal spokesperson for Reservoir.
B.Sc. Honours in Geology, Bristol University, UK 1983.	Portion of time — 25%	Mr. Thompson has been involved in mineral exploration for twenty-five years as a project generator, consultant and manager for both large and small companies.
Mr. Thompson worked as a contractor to Lac
Minerals Ltd. and then Barrick Gold Corporation between 1993 and 1996 and subsequently worked with Mineral Resources Development  Inc.
(now part of AMEC plc) on the privatization of Companhia Vale do Rio Doce (CVRD) in 1996.
From 1997 to 1998 he was the Brazil representative for Newcrest and in 1999 became the Brazil representative for Gold Fields Limited.
			Mr. Thompson joined Gold Fields Limited in South America as an employee in 2000 initially as Senior Geologist then later Manager Business Development, in which role he initiated the acquisition of the Cerro Corona copper-gold deposit in Peru. Based in Johannesburg (2004) and Oxford (2005) he worked on joint ventures and acquisitions in Africa, Canada, Russia, Eastern Europe and Central Asia.	N	N

Name, Age, Position, and Independent Contractor or Employee	Responsibilities with Reservoir and relevant education	Time Devoted to Position Full time vs. Portion of time	Experience in Reservoir’s Industry	Non- Competition Agreement Y/N	Non- Disclosure Agreement Y/N
Geoffrey Chater Age 53 Director N/A	Responsible for the stewardship of Reservoir including responsibility for strategic planning, identification of the principal risks of Reservoir’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of Reservoir’s internal control and management information systems.
	B. Sc. Geology, Texas Christian University, 1987.	Portion of time — 25%	Mr. Chater has 29 years of international mineral exploration mining and capital markets experience. He is the principal of a capital markets consultancy he founded in 1998 that provides advice related to corporate strategy, transaction related business development and capital markets relationship development, financing and communications.	N	N
David Knox Age 55 Director N/A	Responsible for the stewardship of Reservoir including responsibility for strategic planning, identification of the principal risks of Reservoir’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of Reservoir’s internal control and management information systems.
Completed extensive in-house Investment Banking and Capital
	Markets, Trading and Risk Management training programs at Merrill Lynch, CRT-NationsBank and Bank of America.	Portion of time — 10%	Mr. Knox has over 30 years of experience gained at a senior level in the international resources sector in banking, project finance and trading. He has had extensive in-house training within Merrill Lynch in investment banking, capital markets, commodities, metals and energy trading and has previously held the designation of a Qualified Advisor, from the Commodity Futures Trading Commission (USA) and Financial Services Authority (UK). Currently member of the IOD Institute of Directors UK and the Institute of International Affairs UK.	N	N

Name, Age, Position, and Independent Contractor or Employee	Responsibilities with Reservoir and relevant education	Time Devoted to Position Full time vs. Portion of time	Experience in Reservoir’s Industry	Non- Competition Agreement Y/N	Non- Disclosure Agreement Y/N
Stephen Scott Age 55 Director N/A	Responsible for the stewardship of Reservoir including responsibility for strategic planning, identification of the principal risks of Reservoir’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of Reservoir’s internal control and management information systems.
B. Bus. Accounting, Curtin University Western Australia, 1985.
Grad Certificate in Corporate Secretarial Practices, Curtin University, 1991.	Portion of time — 15%	Mr. Scott has 30 years of international mining and mineral exploration experience. He is currently the CEO of a Canadian public company, Entree Gold Inc., and principal of a capital markets consultancy company that provides advice related to corporate strategy, business development, and capital market transactions.
			Mr. Scott has also held several senior finance and commercial positions with Rio Tinto Limited.	N	N
Kim Casswell Age 59 Corporate Secretary Contractor	Ms. Casswell’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the board, shareholders and committees of the board and entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to Reservoir, except when some other officer or agent has been appointed for that purpose.	Portion of time — 14%	Ms. Casswell has been the Corporate Secretary of several public companies listed on the TSX Venture Exchange and the Toronto Stock Exchange since 1994 and has been providing independent corporate secretary services since 1995. Ms. Casswell has played an important role in the growth of these companies and is familiar with regulations governing public companies in several jurisdictions. In addition to Eurasian Minerals Inc., Ms. Casswell is also Corporate Secretary of Reservoir Capital Corp., Atico Mining Corporation, Legend Gold Corp., Lara Exploration Ltd., Eurasian Minerals Inc., and Revelo Resources Corp.	N	N

Name, Age, Position, and Independent Contractor or Employee	Responsibilities with Reservoir and relevant education	Time Devoted to Position Full time vs. Portion of time	Experience in Reservoir’s Industry	Non- Competition Agreement Y/N	Non- Disclosure Agreement Y/N
Timothy Fletcher Age 55 VP Exploration Contractor	Mr. Fletcher supports the Reservoir exploration teams in Romania, Serbia and Macedonia. Ph.D from Aberdeen University, 1989. Chartered Engineer through the Institute of Materials, Minerals and Mining.	Full Time	Mr. Fletcher has over
			30 years of experience in the international mineral exploration and mining industry and his work has focused mainly on exploration for porphyry and epithermal style deposits most recently in the Tethyan Belt (Eurasia to Pakistan) with Barrick Gold, and prior to that in South America with Magma Copper, Homestake Mining and MIM.	N	N
Timothy Livesey Age 49 Chief Operating Officer Contractor	Executive and operational management, technical and strategic direction and management of Reservoir. B.Sc. (Geology) — Honours, University of Newcastle upon Tyne, UK, 1989.	Full Time	Mr. Livesey is a Mining professional with 27 years’ experience in gold and base metals exploration, project evaluation, feasibility studies and project development through Africa, Europe and Asia.
Mr. Livesey’s key skills include technical and executive management, including due diligence and project management.
			Mr. Livesey has Executive and Board level experience with mid-tier and major exploration mining groups.	N	N
Christopher MacIntyre Age 34 VP Corporate Development Contractor	Corporate and project finance, Strategic development, and Corporate communications. Honours B.Comm Queens University, Kingston, Ontario, Canada, 2003.	Portion of time — 50%	Mr. MacIntyre has 15 years’ experience in capital markets, working in the natural resource sector as an officer of a publicly listed company for the last 7 years.	N	N
David Miles Age 64 Chief Financial Officer Contractor	CFO responsible for financial management, internal controls, public reporting in accordance with IFRS standards; FCP policy. CPA, CA; B.Sc. (Geology); Licentiate of Accounting Diploma.	Portion of time — 25%	Mr. Miles has 35 years in the mining and exploration business holding various positions in corporate finance with Teck Resources (formerly Cominco Ltd.); as Controller for Quest Capital Corp.; and for the past 12 years as a CFO for junior exploration companies.	N	N

EXECUTIVE COMPENSATION

           Unless otherwise noted the following information is for Reservoir’s last completed financial year (which ended November 30, 2015) and, since Reservoir has subsidiaries, is prepared on a consolidated basis.

Named Executive Officers

           For the purposes of this Circular, a Named Executive Officer (‘‘NEO’’) means each of the following individuals during the most recently completed financial year:

(a)	the chief executive officer (‘‘CEO’’) of Reservoir;

(b)	the chief financial officer (‘‘CFO’’) of Reservoir;

(c)	each of Reservoir’s three (3) most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year; or

(d)	any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of Reservoir, nor acting in a similar capacity, at the end of that financial year.

During the year ended November 30, 2015, Reservoir had 4 NEOs, all as more specifically set out in the Summary Compensation Table below.

External Management Companies

           Mr. Miles is an employee of Seabord Services Corp., which provides office, reception, secretarial, accounting and corporate records services to Reservoir pursuant to the terms of a management services agreement dated July 1, 2011 as amended on January 1, 2013 (the ‘‘Seabord Agreement’’) between Reservoir and Seabord Services Corp. (‘‘Seabord’’). Reservoir paid $15,800 per month to Seabord in consideration of Seabord providing office, reception, secretarial, accounting and corporate records services to Reservoir, which services include David Miles in his capacity as CFO of Reservoir and Kim Casswell in her capacity as corporate secretary of Reservoir. Seabord is a private company wholly-owned by Michael Winn, a former director of Reservoir.

           Compensation amounts disclosed in this Circular for Mr. Miles reflect costs allocated to Reservoir by Seabord as if paid for directly by Reservoir. Similarly, the value of benefits and other compensation earned by this individual is reflected throughout this Circular as if directly paid for by Reservoir.

Compensation Discussion and Analysis

Compensation  Philosophy

           During the year ended November 30, 2015, the philosophy used and the objectives sought by the Compensation Committee in determining compensation is that the compensation should:

  reflect Reservoir’s current state of development, performance and overall financial status, reflect individual performance,
  align the interests of executives with those of Reservoir’s Shareholders, and assist Reservoir in retaining key individuals.

           Reservoir has put in place a forward looking compensation structure for its directors, officers, employees and consultants to ensure that Reservoir can continue to build and retain a successful and motivated discovery and development team and, importantly, align Reservoir’s future success with that of its shareholders.

           Neither the Reservoir Board nor the Compensation Committee considers the implications of the risks associated with Reservoir’s compensation policies and practices.

           No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

           Stock options already held by NEOs are considered when granting new options to them.

Compensation Components

           The compensation of the NEOs is comprised primarily of (i) base salary; (ii) annual incentive; and (iii)   long-term compensation. No specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Reservoir Board assigns compensation based on the recommendations of the Compensation  Committee.

           In establishing levels of cash and equity-based compensation, the executive’s performance, level of expertise, responsibilities, length of service to Reservoir and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industries are considered. The financial and other resources of Reservoir are also considered, as capital management is critical to Reservoir as a successful generator of projects using shareholders’ funds.

           The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as Reservoir in assessing compensation levels. The other companies of which they are currently a director are identified under the heading ‘‘Disclosure of Corporate Governance Practices — Directorships’’ of this Circular. The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
  establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

           To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Reservoir Board considers Reservoir’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

           The Compensation Committee recommends the salary ranges for the NEOs and the Reservoir Board approves the specific salary for each NEO. The salary review for each NEO is based on an assessment of factors such as current competitive market conditions,
  compensation levels within the peer group, and
  particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

           Using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee, performs an annual assessment of the compensation of all NEO compensation levels. The Committee then recommends to the Reservoir Board what should be the base salaries of the CEO, CFO and other NEOs, and the Reservoir Board sets the base salaries of the CEO and CFO and approves the base salaries for the other NEOs.

           Reservoir continues to aim to manage its working capital efficiently and as a result, there were no base salary increases paid to the NEOs during the last financial year.

           Awards under Reservoir’s annual incentive plan are made by way of cash bonuses, which are based in part on Reservoir’s success in reaching its objectives and in part on individual performance. The Compensation Committee recommends, and the Reservoir Board approves, annual incentives.

To  determine  its  recommendations,  the  Compensation  Committee  reviews  corporate  performance objectives during the year. During the last financial year, the principal objectives included:

  Exploration success including the discovery of material mineralization in one (1) or more of Reservoir’s properties;
  Acquisition of new properties;
  Sales and joint ventures of properties and the formation of strategic alliances;
  Capital management;
  Successful management of Reservoir’s environmental, community, and safety objectives;
  Maintaining compliance with the regulatory and disclosure framework;
  Increasing investor interest in Reservoir; and
  Increasing Reservoir’s market capitalization.

           The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of Reservoir that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Reservoir Board with respect to the determination of annual incentive for the NEOs.

           There were no annual bonuses paid to the NEOs during the last financial year.

           Long term compensation is paid in the form of grants of stock options and RSUs. There was no long term compensation paid to the NEOs during the last financial year.

Share-Based and Option-Based Awards

Reservoir Stock Option Plan

           Reservoir created the Reservoir Stock Option Plan to encourage share ownership and entrepreneurship on the part of the directors, senior management and other employees. The Compensation Committee believes that the Reservoir Stock Option Plan aligns the interests of the NEOs’ with the interests of the holders of Reservoir Shares by linking a component of executive compensation to the longer term performance of the Reservoir Shares.

           Reservoir Options are generally granted on an annual basis, subject to the imposition of trading black-out periods, in which case Reservoir Options scheduled for grant will be granted subsequent to the end of the black-out period. All Reservoir Options granted to NEOs are recommended by the Compensation Committee and approved by the Reservoir Board. In monitoring Reservoir Option grants, the Compensation Committee takes into account the level of Reservoir Options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

           In addition to determining the number of Reservoir Options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

  the exercise price for each Reservoir Option granted;
  the date on which each Reservoir Option is granted;
  the vesting terms for each Reservoir Option; and
  the other materials terms and conditions of each Reservoir Option grant.

           The Compensation Committee makes these determinations subject to and in accordance with the provision of the Reservoir Option Plan.

           Reservoir Options were last granted on October 8, 2014 to directors, officers, employees and consultants of Reservoir. See ‘‘Summary Compensation Table’’ below for details.

Restricted Share Unit Plan

           Reservoir created the Reservoir RSU Plan to attract, retain and motivate officers and directors of Reservoir. The Reservoir RSU Plan provides that Reservoir RSUs may be granted by the Compensation Committee to directors and officers of Reservoir as a discretionary payment in consideration for significant contributions to the long-term success of Reservoir. The Reservoir RSU Plan provides that Reservoir RSUs may be granted by the Compensation Committee to directors and officers of Reservoir as a discretionary payment in consideration for significant contributions to the long-term success of Reservoir.

           RSUs were last granted on October 8, 2014 to directors, officers and employees of Reservoir. See ‘‘Summary Compensation Table’’ below for details.

Compensation  Governance

           The Compensation Committee of the Reservoir Board is responsible for ensuring that Reservoir has appropriate procedures for reviewing executive compensation and making recommendations to the Reservoir Board with respect to the compensation of Reservoir’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with Reservoir’s compensation philosophy.

           The Compensation Committee is also responsible for recommending compensation for the directors, Option grants to directors, officers, employees and consultants pursuant to the Reservoir Stock Option Plan and Reservoir RSU issuances to directors and officers pursuant to the Reservoir RSU Plan.

           The Compensation Committee consists of three (3) directors, all of whom are independent (outside, non-management directors — Stephen Scott — Committee Chairman, Geoffrey Chater and David Knox. The Reservoir Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Committee has skills and direct experience relevant to his responsibilities as a member of the Committee as follows:

           Stephen Scott: Mr. Scott is a senior mining and mineral exploration executive with over 30 years of international experience in junior mineral exploration companies and mid-tier and senior mining companies.

           Geoffrey Chater: Mr. Chater has 29 years of international mineral exploration mining and capital markets experience. He is the principal of a capital markets consultancy he founded in 1998 that provides advice related to corporate strategy, transaction related business development and capital markets relationship development, financing and communications.

           David Knox: Mr. Knox has over 30 years of experience gained at a senior level in the international resources sector in banking, project finance and trading. He has had extensive in-house training within Merrill Lynch in investment banking, capital markets, commodities, metals and energy trading and has previously held the designation of Qualified Advisor from the Commodity Futures Trading Commission (USA) and Financial Services Authority (UK).

Summary Compensation Table

Set out below is a summary of compensation paid or accrued during Reservoir’s three most recently completed financial years to Reservoir’s NEOs.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans ($)
Simon Ingram President & CEO	2015 2014 2013	250,000 250,000 201,666	0 1,442,000(1) 0	0 276,542(2) 0	0 0 0	0 0 0	0 0 0	1,500(5) 0 0	251,500(6) 1,968,542 201,666
David Miles(3) CFO	2015 2014 2013	23,234 23,234 23,234	0 N/A 0	0 49,395(2) 0	0 0 0	0 0 0	0 0 0	0 0 0	23,234 71,629 23,234
Timothy Livesey(4) Chief Operating Officer	2015 2014 2013	213,007 54,417 N/A	0 0 N/A	0 276,542(2) N/A	0 0 N/A	0 0 N/A	0 0 N/A	0 0 N/A	213,007 330,959 N/A
Timothy Fletcher(4) VP Exploration	2015 2014 2013	162,068 47,704 N/A	0 0 N/A	0 207,406(2) N/A	0 0 N/A	0 0 N/A	0 0 N/A	0 0 N/A	162,068 255,110 N/A

(1)	The 2014 amounts represent the grant date fair market value of Reservoir RSUs determined by the Reservoir Board at the time of granting and based on the then market price of the Reservoir Shares of $4.12. The accounting fair value is calculated using the pro-rated portion of the Reservoir RSUs deemed to have vested (despite not actually being vested) as at November 30, 2014 and based on the grant day market price of the Reservoir Shares of $4.12. The accounting fair value for Simon Ingram is $174,541.
(2)	The 2014 stock option benefit is the grant date fair value calculated using the Black Scholes option pricing model, which is described below, using the following assumptions: stock price — $4.12, exercise price — $4.12, an option life of 5 years, a risk-free interest rate of 1.52% and a volatility of 85%. See the table under ‘‘Incentive Plan Awards’’ for the ‘‘in-the-money’’ value of these options on November 30, 2014.
(3)	Pursuant to a Management Services Agreement between Reservoir and Seabord Services Corp., Mr. Miles’ remuneration is paid by Seabord. See ‘‘Management Contracts’’ for a description of the material terms of the Management Services Agreement.
(4)	Mr. Livesey and Mr. Fletcher were appointed to their respective positions on August 20, 2014.
(5)	Quarterly retainer of $1,500 paid to the independent board members of Timok JVSA (BVI) Ltd. for their services.
(6)	Fees paid to Mr. Ingram as NEO are indicated under ‘‘Salary’’, while fees paid to Mr. Ingram as a director are indicated under ‘‘All Other Compensation’’ in the table above.

           Reservoir has calculated the ‘‘grant date fair value’’ amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple ‘‘in-the-money’’ value calculation. Stock options that are well ‘‘out-of-the-money’’ can still have a significant ‘‘grant date fair value’’ based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on Reservoir Share price less option exercise price) is set forth in the ‘‘Value of Unexercised in-the-money Options’’ column of the ‘‘Outstanding Share-Based and Option-based Awards’’ table below.

Outstanding Share-Based Awards and Option-Based Awards

           The following table sets out for each NEO, the incentive stock options to purchase Reservoir Shares (option-based awards) held as of the end of the last financial year (November 30, 2015). The closing price of the Reservoir Shares on the TSX-V on that date was $4.19 per share.

Name & Position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#) (vested- unvested)	Option exercise price ($)	Option expiry date (m/d/y)	Value of unexercised ‘‘in-the-money’’ options ($)	Number of Reservoir RSUs that have not vested (#)	Market or payout value of RSUs that have not vested ($) (4)	Market or payout value of RSUs that have vested but not been paid out ($)
Simon Ingram President & CEO	30,000-70,000 (1)	4.12	10/09/2019	7,000	225,000(2)	942,750	0
	135,000-0	1.02	07/24/2017	427,950
	500,000-0	0.65	10/17/2016	1,770,000
David Miles CFO	5,250-12,250 (1)	4.12	10/09/2019	1,225	N/A	N/A	N/A
	45,000-0	1.02	07/24/2017	142,650
Timothy Livesey Chief Operating Officer	30,000-70,000 (1)	4.12	10/09/2019	7,000	N/A	N/A	N/A
Timothy Fletcher VP, Exploration	22,500-52,500 (1)	4.12	10/09/2019	5,250	N/A	N/A	N/A

(1)	The option-based awards vested as to 30% on the first anniversary of the date of grant October 9, 2015), a further 30% shall vest on the second anniversary of the date of grant and the remaining 40% shall vest on the third anniversary of the date of grant.
(2)	The share-based awards vested as to 10% on the first anniversary of the date of grant (October 9, 2015), a further 20% shall vest on the second anniversary of the date of grant and the remaining 70% shall vest on the third anniversary of the date of grant.
(3)	Reservoir Options are ‘‘in the money’’ if the market price of the Reservoir Shares is greater than the exercise price of the options. The value of such options is the product of the number of Reservoir Shares multiplied by the difference between the exercise price and the closing market price of the Reservoir Shares on the financial year end. Reservoir Options which were not vested at the financial year end are not included in this value.
(4)	The value of a Reservoir RSU is the product of the number of Reservoir Shares issuable on the vesting date multiplied by the closing market price of the Reservoir Shares on November 30, 2015.

           The Compensation Committee’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of Reservoir options depend on the length of service of the NEOs. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted. Reservoir Options are always granted at the prevailing market price of the Reservoir Shares.

Incentive Plan Awards — Value Vested or Earned during the Year

           The following table sets out the share and option based awards that vested in, and non-equity awards that were earned by, the Named Executive Officers during the last financial year:

Name & Position	Value vested during the year		Value earned during the year — Non-equity incentive plan compensation ($)
	Option-based awards (1) ($)	Share-based awards (2) ($)
Simon Ingram CEO	149,497	732,294	0
David Miles CFO	26,162	N/A	0
Timothy Livesey Chief Operating Officer	149,497	N/A	0
Timothy Fletcher VP, Exploration	112,124	N/A	0

(1)	The value of an option based award is the product of the number of Reservoir Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price on the vesting date. The stock option benefit is the grant date fair value has been calculated using the Black-Scholes option pricing model, which is described above. See the table under ‘‘Outstanding Share-based and Option-based Awards’’ for the ‘‘in-the-money’’ value of these options on November 30, 2015.
(2)	The value of a share-based award (RSUs) is the product of the number of Reservoir Shares issuable on the vesting date multiplied by the closing market price on the vesting date.

           A description of Reservoir’s Stock Option Plan is contained under the heading ‘‘Compensation Discussion and Analysis — Share-Based and Option-Based Awards’’.

           Mr. Miles exercised 15,000 Reservoir Options on June 1, 2015 at an exercise price of $1.02 for an aggregate realized value of $54,300, and 10,000 Reservoir Options on July 29, 2015 at an exercise price of $1.02 for an aggregate realized value of $31,600. No other NEO acquired securities on the exercise of Options during the last completed financial year.

Pension Benefits

           Reservoir does not have a pension plan, defined benefits plan, defined contribution plan or deferred compensation plan.

Termination and Change of Control Benefits

           Other than described below, Reservoir has not provided or agreed to provide any compensation to any NEOs or non-executive directors as a result of a change of control of Reservoir, its subsidiaries or affiliates.

Simon Ingram

           Reservoir and Auverdi Capital DMCC (‘‘Auverdi’’), a private company owned by Simon Ingram, have entered into a Consulting Agreement dated December 1, 2011, as amended and restated October 1, 2013 (the ‘‘Ingram Agreement’’), to provide his services as Reservoir’s President and CEO. The Ingram Agreement provides for the remuneration of Auverdi at the rate of £12,000 per month and the reimbursement to Auverdi for the cost of coverage for international medical and travel insurance for Mr. Ingram up to a maximum of £5,500 annually. Reservoir may also pay bonuses and grant stock options and RSUs to Auverdi and Mr. Ingram.

           Either Reservoir or Auverdi may, for any reason and in their sole discretion, terminate the Ingram Agreement by giving sixty (60) days written notice to the other. Upon termination of the Ingram Agreement by Reservoir (other than a termination which entitles Auverdi to a payment in the event of a Change of Control (as  defined  below)),  Reservoir  shall  pay  Auverdi  a  departure  allowance  equivalent  to  one  (1)  year  of

Remuneration (as defined below) plus one (1) month of Remuneration for each year of service, pro-rated for any partial month, up to an aggregate of twenty-four (24) months including such initial 12 month period.

           The Ingram Agreement provides that, in the event of a Change of Control which results, within the six (6)   month period following the Change of Control, in a Termination of Consultancy (as defined below), Auverdi shall be entitled to compensation, payable within five (5) days of such Termination of Consultancy, equal to twenty-four  (24)  months  of  Remuneration.  In  the  event  that  Reservoir  terminates  the  employment  of Mr. Ingram due to a Change of Control, Mr. Ingram would be entitled to a payment of approximately $548,756.

           In addition to any departure allowance or compensation payable on a Termination of Consultancy, any Reservoir Options or other rights to purchase Reservoir Shares held by Mr. Ingram and Auverdi which have not yet vested shall vest immediately and Mr. Ingram and Auverdi shall be paid any discretionary bonus or other payment in respect of merit of Mr. Ingram’s job performance which have been earned or declared payable but not yet paid.

Timothy Livesey

           Reservoir and Lelantos Consulting Limited (‘‘Lelantos’’), a private company owned by Timothy Livesey, have entered into a Consulting Agreement dated August 21, 2014 (the ‘‘Livesey Agreement’’) to provide his services as Reservoir’s Chief Operating Officer. The Livesey Agreement provides for the remuneration of Lelantos at the rate of £10,000 per month plus monthly medical insurance coverage of Mr. Livesey. Reservoir may also pay bonuses and grant stock options and RSUs to Lelantos and Mr. Livesey.

           Should Mr. Livesey become injured or incapacitated during the course of providing services to Reservoir, Reservoir must give at least six (6) months written notice to Lelantos of the termination of the Livesey Agreement. Reservoir shall not be otherwise liable to pay Lelantos or Mr. Livesey any severance payment, departure allowance or other amount in connection with the termination of the Livesey Agreement.

           Upon termination of the Livesey Agreement by Reservoir (other than a termination as described above), Reservoir shall pay to Lelantos a departure allowance if terminated after:

(a)	the first twelve (12) months and prior to the end of the thirtieth (30th) month of the term of the Livesey Agreement, equivalent to six (6) months of Remuneration (as described below); and

(b)	the end of the thirtieth (30th) month of the term of the Livesey Agreement, equivalent to twelve (12) months of Remuneration plus one month of Remuneration for each year of service, pro-rated for any partial year, up to an aggregate of twenty-four (24) months including such initial twelve (12) month period of Remuneration.

           In addition to such departure allowance, Lelantos shall be paid any discretionary bonus or other form of cash payment in respect of merit of Mr. Livesey’s job performance (excluding stock options, share grants or issuance of any other form of securities) which have vested, been earned or declared payable but not yet paid. If Reservoir terminates the Livesey Agreement then, provided such termination is without cause, Lelantos shall also be entitled, in addition to the foregoing remuneration, to any stock options or other rights to purchase securities of Reservoir held by them that would have otherwise vested before the first anniversary of the termination.

           The Livesey Agreement further provides that, in the event of a Change of Control which results, within the six (6) month period following the Change of Control, in a Termination of Consultancy (as defined below), Lelantos shall be entitled to compensation, payable within five (5) days of such Termination of Consultancy, equal to twenty-four (24) months of Remuneration. In the event that Reservoir terminates the employment of Mr. Livesey due to a Change of Control, Mr. Livesey would be entitled to a payment of approximately $457,431.

           In addition to any departure allowance or compensation payable on a Termination of Consultancy, any Reservoir Options or other rights to purchase Reservoir Shares held by Lelantos and Mr. Livesey which have not yet vested shall vest immediately and Lelantos shall be paid any discretionary bonus or other payment in respect of merit of Mr. Livesey’s job performance which have been earned or declared payable but not yet paid.

Timothy Fletcher

           Reservoir and Corieltavi Consulting Limited (‘‘Corieltavi’’), a private company owned by Timothy Fletcher, have entered into a Consulting Agreement dated August 21, 2014 (the ‘‘Fletcher Agreement’’) to provide his services as Reservoir’s Vice-President Exploration. The Fletcher Agreement provides for the remuneration of Corieltavi at the rate of £7,000 per month plus monthly medical insurance coverage for Mr. Fletcher. Reservoir may also pay bonuses and grant stock options and RSUs to Corieltavi and Mr. Fletcher.

           Should Mr. Fletcher become injured or incapacitated during the course of providing services to Reservoir, Reservoir must give at least six (6) months written notice to Corieltavi of the termination of the Fletcher Agreement. Reservoir shall not be otherwise liable to pay Corieltavi or Mr. Fletcher any severance payment, departure allowance or other amount in connection with the termination of the Fletcher Agreement.

           Upon termination of the Fletcher Agreement by Reservoir (other than a termination as described above), Reservoir shall pay to Corieltavi a departure allowance if terminated after:

(a)	the first twelve (12) months and prior to the end of the thirtieth (30th) month of the term of the Fletcher Agreement, equivalent to six (6) months of Remuneration (as described below); and

(b)	the end of the thirtieth (30th) month of the term of the Fletcher Agreement, equivalent to twelve (12) months of Remuneration plus one month of Remuneration for each year of service, pro-rated for any partial year, up to an aggregate of twenty-four (24) months including such initial twelve (12) month period of Remuneration.

           In addition to such departure allowance, Corieltavi shall be paid any discretionary bonus or other form of cash payment in respect of merit of Mr. Fletcher’s job performance (excluding stock options, share grants or issuance of any other form of securities) which have vested, been earned or declared payable but not yet paid. If Reservoir terminates the Agreement then, provided  such  termination  is  without  cause,  Corieltavi  and Mr. Fletcher shall also be entitled, in addition to the foregoing remuneration, to any stock options or other rights to purchase securities of Reservoir held by them that would have otherwise vested before the first anniversary of the termination.

           The Fletcher Agreement further provides that, in the event of a Change of Control which results, within the six (6) month period following the Change of Control, in a Termination of Consultancy (as defined below), Corieltavi shall be entitled to compensation, payable within five (5) days of such Termination of Consultancy, equal to twenty-four (24) months of Remuneration. In the event that Reservoir terminates the employment of Mr. Fletcher due to a Change of Control, Mr. Fletcher would be entitled to a payment of approximately $325,289.

           In addition to any departure allowance or compensation payable on a Termination of Consultancy, any Reservoir Options or other rights to purchase Reservoir Shares held by Corieltavi and Mr. Fletcher which have not yet vested shall vest immediately and Corieltavi shall be paid any discretionary bonus or other payment in respect of merit of Mr. Fletcher’s job performance which have been earned or declared payable but not yet paid.

Miles Thompson

           Reservoir and Redrock Exploration (BVI) Ltd. (‘‘Redrock’’), a private company owned by Miles Thompson, entered into a Consulting Agreement dated  December  1,  2011  as  amended  and  restated  July  1,  2015 (the ‘‘Thompson Agreement’’), to provide his services as Reservoir’s Non-Executive Chairman. The Thompson Agreement provides for the remuneration of Redrock at the rate of $5,000 per month and the reimbursement of Redrock for the cost of coverage for international medical and travel insurance for Mr. Thompson up to a maximum of $7,500 annually. Reservoir may also pay bonuses and grant stock options and RSUs to Redrock and Mr. Thompson.

           Either Reservoir or Redrock may, for any reason and in their sole discretion, terminate the Thompson Agreement by giving sixty (60) days written notice to the other. Upon termination of the Thompson Agreement by Reservoir (other than a termination which entitles Redrock to a payment in the event of a Change of Control (as defined below)), Reservoir shall pay Redrock a departure allowance equivalent to one (1) year of Remuneration (as defined below) plus one (1) month of Remuneration for each year of service, pro-rated for any  partial  month,  up  to  an  aggregate  of  twenty-four  (24)  months  including  such  initial  twelve (12) month period.

           The Thompson Agreement provides that, in the event of a Change of Control which results, within the six (6) month period following the Change of Control, in a Termination of Consultancy (as defined below), Redrock shall be entitled to compensation, payable within five (5) days of such Termination of Consultancy, equal to twenty-four (24) months of Remuneration. In  the  event  that  Reservoir  terminates  the  employment  of Mr. Thompson due to a Change of Control, Mr. Thompson would be entitled to a payment of approximately $135,000.

           In addition to any departure allowance or compensation payable on a Termination of Consultancy, any Reservoir Options or other rights to purchase Reservoir Shares held by Redrock or Mr. Thompson which have not yet vested shall vest immediately and Redrock or Mr. Thompson shall be paid any discretionary bonus or other payment in respect of merit of job performance which have been earned or declared payable but not yet paid.

Christopher MacIntyre

           Reservoir and CRM Global Capital Inc. (‘‘CRM Global’’), a private company owned by Christopher MacIntyre, have entered into a Consulting Agreement dated December 1, 2011, as amended and restated October 1, 2013 (the ‘‘MacIntyre Agreement’’), to provide his services as Reservoir’s Vice-President Corporate Development. The MacIntyre Agreement provides for the remuneration of CRM Global at the rate of $10,000 per month and the reimbursement to CRM Global for the cost of coverage for international medical and travel insurance for Mr. MacIntyre up to a maximum of $5,000 annually. Reservoir may also pay bonuses and grant stock options and RSUs to CRM Global and Mr. MacIntyre.

           Either Reservoir or CRM Global may, for any reason and in their sole discretion, terminate the MacIntyre Agreement by giving sixty (60) days written notice to the other. Upon termination of the Agreement by Reservoir (other than a termination which entitles CRM Global to a payment in the event of a Change of Control (as defined below)), Reservoir shall pay CRM Global a departure allowance equivalent to one (1) year of Remuneration (as defined below) plus one (1) month of Remuneration for each year of service, pro-rated for any  partial  month,  up  to  an  aggregate  of  twenty-four  (24)  months  including  such  initial  twelve (12) month period.

           The MacIntyre Agreement provides that, in the event of a Change of Control which results, within the six (6)    month period following the Change of Control, in a Termination of Consultancy (as defined below), CRM Global shall be entitled to compensation, payable within five (5) days of such Termination of Consultancy, equal to twenty-four (24) months of Remuneration. In the event that Reservoir terminates the employment of Mr. MacIntyre due to a Change of Control, Mr. MacIntyre would be entitled to a payment of approximately $250,000.

           In addition to any departure allowance or compensation payable on a Termination of Consultancy, any Reservoir Options or other rights to purchase Reservoir Shares held by CRM Global and Mr. MacIntyre which have not yet vested shall vest immediately and CRM Global shall be paid any discretionary bonus or other payment in respect of merit of the job performance which have been earned or declared payable but not yet paid.

Defined Terms used in Consulting Agreements

           In the Ingram, Livesey and Fletcher Agreements, the following terms have the meanings as set out below. The following terms have the same meanings in the Thompson Agreement and MacIntyre Agreement, except that references to NEO are replaced with references to Mr. Thompson or Mr. MacIntyre, respectively:

           ‘‘Change of control’’ means any change in the beneficial ownership of the Reservoir Shares as a result of which a person, a group of persons ‘acting jointly or in concert’ or persons ‘associated’ or ‘affiliated’ with any such person(s) or group(s), as such words and phrases are used in the Securities Act (British Columbia), are in a position to exercise effective control of Reservoir, and any such person(s) or group(s) directly or indirectly owning or controlling Reservoir Shares in excess of 30% of the votes attaching to all Reservoir Shares shall be deemed to be in a position to exercise effective control of Reservoir. A Change of control shall also be deemed to occur if the NEO is asked to join a new corporation (with substantially the same duties and terms as with Reservoir) which has substantially the same management and shareholder structure as Reservoir and is formed to acquire some or all of Reservoir’s assets.

           ‘‘Termination of Consultancy’’ means any involuntary or coerced resignation as an officer of Reservoir or termination of consultancy of the NEO directly or indirectly resulting from a Change of Control and includes the occurrence of any of the following events after a Change of Control, if the NEO does not consent thereto:

(a)	a material change in office held or duties and authority of the NEO;

(b)	a material change in the nature or scope of duties;

(c)	a requirement to change the place of work by more than 100 miles;

(d)	a reduction in remuneration;

(e)	a withdrawal or substantial reduction of benefits or privileges from Reservoir; or

(f)	exclusion from or substantial reduction of participation in any incentive compensation plans in which the NEO was a participant.

           ‘‘Remuneration’’ means only the monthly remuneration of the NEO and amounts paid on behalf or in respect of the NEO for insurance but excludes any bonus or other payment in respect of merit of the his job performance, any stock options or RSU grants, pension and other benefits, any of which are paid or became payable within the ensuing year.

Miljana Vidovic

           Reservoir and Miljana Vidovic, a former director of Reservoir, were parties to a consulting agreement dated February 1, 2013 (the ‘‘Vidovic Agreement’’) pursuant to which Ms. Vidovic provided strategic and management advice to, and sought out new exploration and mining opportunities for, Reservoir in consideration of a fee of $8,000 per month. The Vidovic Agreement was terminated effective July 15, 2015 without the payment to Ms. Vidovic of any severance.

Director Compensation

The following table describes director compensation for non-executive directors for the last financial year.

Name	Fees earned (1) ($)	Share-based awards(2) ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Michael Winn(7)	11,917	0	0	0	0	0	11,917
David Knox	30,750	0	0	0	0	0	30,750
Miljana Vidovic(7)	0	0	0	0	0	60,000 (4)	60,000
Geoffrey Chater	31,500	0	0	0	0	3,000 (5)	34,500
Stephen Scott	31,125	0	0	0	0	3,000 (6)	34,125
Miles Thompson	95,000	0	0	0	0	0	95,000

(1)	Compensation paid for Reservoir Board and committee chairman participation.
(2)	These amounts represent the grant date fair market value of Reservoir RSUs which is determined by the Reservoir Board at the time of granting and based on the then market price of the Reservoir Shares. The accounting fair value is calculated using the pro-rated portion of the Reservoir RSUs deemed to have vested (despite not actually being vested) as at November 30, 2015 and based on the grant day market price of the Reservoir Shares.
(3)	The Reservoir Option benefit is the grant date fair value calculated using the Black-Scholes option pricing model, which is described below.
(4)	For strategic and management advice provided to Reservoir. See ‘‘Employment and Consulting Agreements’’ as set out below.

(5)	Remuneration of $1,000 per day or part thereof that is paid to directors who serve on special committees of Reservoir at the request of the CEO.
(6)	Quarterly retainer in the amount of $1,500 paid to the independent Reservoir Board members of Timok JVSA (BVI) Ltd. for their services.
(7)	Mr. Winn and Ms. Vidovic did not stand for re-election as a director at Reservoir’s 2015 annual general meeting.

           Reservoir has calculated the ‘‘grant date fair value’’ amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple ‘‘in-the-money’’ value calculation. Stock options that are well out-of-the-money can still have a significant ‘‘grant date fair value’’ based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on the Reservoir Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the ‘‘Outstanding Share-Based and Option-Based Awards’’ table below.

           The methodology used for determining the remuneration of the Reservoir Board is similar to that used for the remuneration of NEOs. Remuneration of committee chairmen is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions — both on a corporate level and on national and international levels — and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairmen are usually first informally discussed among the members of the Compensation Committee and with the CEO before being formally considered and approved by the Reservoir Board.

           The annual fees payable to the independent directors of Reservoir for their services as directors and as chairman of committees of the Reservoir Board as follows:

Board or Committee Name	Annual Retainer ($)
Board of Directors	30,000 (Member)
Audit Committee Chairman	6,000
Compensation Committee Chairman	4,500
Corporate Governance Committee Chairman	3,000
Board of Directors of Rakita (BVI) Ltd.(1)	6,000

(1)	As approved at a Reservoir Board meeting held on October 21, 2015 with an effective date of September 1, 2015.

Outstanding Share-Based and Option-Based Awards

           The following table sets out for each director, the incentive stock options to purchase Reservoir Shares (option-based awards) held as of the end of the last financial year (November 30, 2015). The closing price of the Reservoir Shares on the TSXV on that date was $4.19 per share.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#) (vested/ unvested)	Option exercise price ($)	Option Expiration Date (m/d/y)	Value of unexercised ‘‘in-the- money’’ (1) options ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested (2) ($)	Market or payout value of RSUs that have vested but not been paid out ($)
Michael Winn(3)	20,000/0	1.02	07/24/2017	63,400	N/A	N/A	0
David Knox	0/0	N/A	N/A	N/A	45,000	188,550	0
Miljana Vidovic(3)	50,000/0	1.02	10/17/2017	158,500	N/A	N/A	0
	150,000/0	0.65	10/17/2016	531,000
Geoffrey Chater	20,000/0	1.02	07/24/2017	63,400	45,000	188,550	0
	35,000/0	0.65	10/17/2016	123,900
Stephen Scott	0	N/A	N/A	0	67,500	282,825	0
Miles Thompson	0	N/A	N/A	0	180,000	754,200	0

(1)	Reservoir Options are ‘‘in the money’’ if the market price of the Reservoir Shares is greater than the exercise price of the options. The value of such options is the product of the number of Reservoir Shares multiplied by the difference between the exercise price and the closing market price of the Reservoir Shares on the financial year end. Reservoir Options which were not vested at the financial year end are not included in this value.
(2)	The value of a Reservoir RSU is the product of the number of Reservoir Shares issuable on the vesting date multiplied by the closing market price of the Reservoir Shares on November 30, 2015. The Reservoir RSU awards vested as to 10% on the first anniversary of the date of grant (October 9, 2015), a further 20% shall vest on the second anniversary of the date of grant and the remaining 70% on the third anniversary of the date of grant.
(3)	Mr. Winn and Ms. Vidovic did not stand for re-election as a director at Reservoir’s 2015 annual general meeting.

Incentive Plan Awards — Value Vested or Earned during the Year

           The following table sets forth, for each director, the values of all incentive plan awards which vested or were earned during the last financial year.

Name	Value vested during the year		Value earned during the year — Non-equity incentive plan compensation ($)
	Option-based awards (1) ($)	Share-based awards (2) ($)
Michael Winn(3)	0	0	0
David Knox	0	86,250	0
Miljana Vidovic(3)	0	0	0
Geoffrey Chater	0	86,260	0
Stephen Scott	0	129,390	0
Miles Thompson	0	345,009	0

(1)	The value of an option based award is the product of the number of Reservoir Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price on the vesting date. The stock option benefit is the grant date fair value calculated using the Black-Scholes option pricing model, which is described above. See the table under ‘‘Outstanding Share-based and Option-based Awards’’ for the ‘‘in-the-money’’ value of these options on November 30, 2015.
(2)	The value of a share-based award is the product of the number of Reservoir Shares issuable on the vesting date multiplied by the closing market price on the vesting date.
(3)	Mr. Winn and Ms. Vidovic did not stand for re-election as a director at Reservoir’s 2015 annual general meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or who at any time during the last financial year ended November 30, 2015 was, a director or executive officer of Reservoir, a proposed nominee for election as a director of Reservoir or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to Reservoir or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Reservoir or any of its subsidiaries.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (‘‘NI 52-110’’) of the Canadian securities administrators requires Reservoir’s Audit Committee (‘‘Audit Committee’’) to meet certain requirements. It also requires Reservoir to disclose in the Reservoir Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Reservoir Board is principally responsible for recommending to the Reservoir Board the external auditor to be nominated for election by the Reservoir Shareholders at each annual general meeting and negotiating the compensation of such external auditor, overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding Reservoir’s financial reporting, pre-approving all non-audit services to be provided to Reservoir, by the auditor, reviewing Reservoir’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Reservoir Board and publicly disseminated by Reservoir, and reviewing Reservoir’s financial reporting procedures and internal controls to ensure adequate procedures are in place for Reservoir’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Reservoir’s auditor reports directly to the Audit Committee.

The Audit Committee’s Charter

           The Reservoir Board has adopted a Charter for the Audit Committee (the ‘‘Charter’’) which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached to this Circular as Exhibit B.

Composition of the Audit Committee

           The Audit Committee consists of three (3) directors. Unless it is a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the USA other than the over-the-counter market, or a market outside of Canada and the USA) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. As Reservoir’s securities are listed on the TSXV, it is exempt from this requirement. In addition, Reservoir’s governing corporate legislation requires Reservoir to have an Audit Committee composed of a minimum of three (3) directors, a majority of whom are not officers or employees of Reservoir. The Audit Committee complies with this requirement.

           The following table sets out the names of the members of the Audit Committee and whether they are ‘‘independent’’ and ‘‘financially literate’’.

Name of Member	Independent(1)	Financially Literate(2)
Geoffrey Chater (Chairman)	Yes	Yes
David Knox	Yes	Yes
Stephen Scott	Yes	Yes

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘‘material relationship’’ with Reservoir. A material relationship is a relationship which could, in the view of the Reservoir Board reasonably interfere with the exercise of a member’s independent judgment.
(2)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Reservoir’s financial statements.

Relevant Education and Experience

           The following table summarizes the education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by Reservoir to prepare its financial statements;
(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Reservoir’s financial statements, or experience actively supervising one or more persons engaged in such activities; and
(d)	an understanding of internal controls and procedures for financial reporting,

Name of Member	Education	Experience
Geoffrey Chater (Chairman)	B. Sc. Geology, Texas Christian University 1987	Mr. Chater has 29 years of international mineral exploration mining and capital markets experience. He is the principal of a capital markets consultancy he founded in 1998 that provides advice related to corporate strategy, transaction related business development and capital markets relationship development, financing and communications.
David Knox	Completed extensive in-house Investment Banking and Capital Markets, Trading and Risk Management training programs at Merrill Lynch, CRT-NationsBank and Bank of America.	Mr. Knox has over 30 years of experience gained at a senior level in the international resources sector in banking, project finance and trading. He has had extensive in-house training within Merrill Lynch in investment banking, capital markets, commodities, metals and energy trading and has previously held the designation of a Qualified Advisor, from the Commodity Futures Trading Commission (USA) and Financial Services Authority (UK). Currently member of the IOD Institute of Directors UK and the Institute of International Affairs UK.
Stephen Scott	B. Bus. Accounting, Curtin University Western Australia, 1985 Grad Certificate in Corporate Secretarial Practices Curtin University, 1991	Mr. Scott has 30 years of international mining and mineral exploration experience. He is currently the CEO of a Canadian public company, Entree Gold Inc., and principal of a capital markets consultancy company that provides advice related to corporate strategy, business development, and capital market transactions. Mr. Scott has also held several senior finance and commercial positions with Rio Tinto Limited.

Complaints

           The Audit Committee has established a ‘‘Whistleblower Policy’’ which outlines procedures for the confidential, anonymous submission by employees regarding Reservoir’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

           The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled ‘‘To be opened by the Audit Committee only.’’ Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by Reservoir will be forwarded promptly and unopened to the Chairman of the Audit Committee.

           Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

           The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven (7) years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The Audit Committee did not receive any complaints during the last financial year.

The Whistleblower Policy is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

           Since the commencement of Reservoir’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Reservoir Board.

Reliance on Certain Exemptions

           At no time since the commencement of Reservoir’s most recently completed financial year, has Reservoir relied on the exemptions in section 2.4 (De Minimis Non-audit Services), subsection 6.1.1(4) (Circumstances Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside of Control of Member), or subsection 6.1.1(6) (Death, Incapacity or Resignation) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

           The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B ‘‘Powers and Responsibilities — Performance & Completion by Auditor of its Work’’ of the Charter.

External Auditor Service Fees (By Category)

           The following table discloses the fees billed to Reservoir by its external auditors during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
November 30, 2015	$64,464	0	0	0
November 30, 2014	$49,470	0	0	0

(1)	The aggregate fees billed for audit fees by Reservoir’s previous auditors, Davidson & Company LLP, as described below.
(2)	The aggregate fees billed for assurance and related services by Reservoir’s auditors that are reasonably related to the performance of the audit or review of Reservoir’s financial statements and are not disclosed in the ‘Audit Fees’ column.
(3)	The aggregate fees billed for professional services rendered by Reservoir’s auditors for tax compliance, tax advice, and tax planning.
(4)	The aggregate fees billed for professional services other than those listed in the other three (3) columns.

Exemption

           Reservoir is a Venture Issuer that relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in Reservoir’s Annual Information Form, if any, and this Circular).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’) of the Canadian securities administrators requires Reservoir to annually disclose certain information regarding its corporate governance practices. Reservoir’s approach to corporate governance is set out below.

Board of Directors

The Reservoir Board has responsibility for the stewardship of Reservoir including responsibility for strategic planning, identification of the principal risks of Reservoir’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of Reservoir’s internal control and management information systems.

The Reservoir Board sets long term goals and objectives for Reservoir and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Reservoir Board delegates the responsibility for managing the day-to-day affairs of Reservoir to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to Reservoir and its business. The Reservoir Board is responsible for protecting Reservoir Shareholders’ interests and ensuring that the incentives of the Reservoir Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Reservoir Board reviews, as frequently as required, the principal risks inherent in Reservoir’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Reservoir Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Reservoir Board, the Reservoir Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of Reservoir is authorized to act without Reservoir Board approval, on all ordinary course matters relating to Reservoir’s business.

The Reservoir Board also monitors Reservoir’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Reservoir Board is responsible for the appointment of senior management and monitoring of their performance.

The Reservoir Board has not adopted a written mandate or code setting out the foregoing obligations, since it believes it is adequately governed by the requirements of applicable corporate and securities common and statute law which provide that the Reservoir Board has responsibility for the stewardship of Reservoir. That stewardship includes responsibility for strategic planning, identification of the principal risks of Reservoir’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of Reservoir’s internal control and management information systems.

The Reservoir Board is comprised of five (5) directors of which three (3) are independent for the purposes of NI 58-101. A director is ‘‘independent’’ under NI 58-101 if the director has no direct or indirect material relationship with Reservoir. A ‘‘material relationship’’ is a relationship which could, in the view of the Reservoir Board, be reasonably expected to interfere with the exercise of a director’s independent judgement. The definition of independence in NI 58-101 is the same as in National Instrument 52-110 — Audit Committees (‘‘NI 52-110’’).

The independent directors under NI 58-101 are David Knox, Geoffrey Chater and Stephen Scott. Miles Thompson is not considered independent under 58-101 by virtue of being paid a monthly fee for providing consulting services to Reservoir. See ‘‘Termination and Change of Control Benefits’’ for a description of the material terms of his consulting agreement. Simon Ingram is not independent by virtue of him being a member of management of Reservoir (President and CEO). See ‘‘Termination and Change of Control Benefits’’ for a description of the material terms of his consulting agreement.

The Reservoir Board facilitates its exercise of independent supervision over Reservoir’s management through frequent meetings of the Reservoir Board.

The Reservoir Board does not hold regularly scheduled meetings without the non-independent directors and members of management. Since the beginning of Reservoir’s last financial year, the independent directors did not hold any ad hoc meetings without the non-independent directors and management other than in the context of the Special Committee considering the Arrangement Agreement with Nevsun and transactions contemplated  therein.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of Reservoir’s business.

The Chairman of the Reservoir Board is responsible for presiding over all meetings of the directors and Reservoir Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Reservoir Board in exercising their duties as directors.

Descriptions of Roles

The Reservoir Board has not established written descriptions of the positions of the Chairman of the Reservoir Board, CEO or chair of any of the committees of the Reservoir Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of the Reservoir Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Reservoir Board or the committee.

The Reservoir Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Directorships

Some of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuers
Simon Ingram	N/A
Geoffrey Chater	Lara Exploration Ltd. Alianza Minerals Ltd.
Stephen Scott	Atalaya Mining Plc Shore Gold Inc. Entre´e Gold Inc.
Miles Thompson	Lara Exploration Ltd. Reservoir Capital Corp
David Knox	N/A

Orientation and Continuing Education

The Reservoir Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding the role of the Reservoir Board, its committees and its directors, and the nature and operation of Reservoir.

The first step is to assess a new director’s set of skills and professional background, since they are unique for each new director. Once that assessment has been completed, the Reservoir Board is able to determine what orientation to the nature and operations of Reservoir’s business will be necessary and relevant to each new director

The second step is taken by one or more existing directors, who may be assisted by Reservoir’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Reservoir has a board policy manual (the ‘‘Board Manual’’) that provides a comprehensive introduction to the Reservoir Board and its committees. The Board Manual contains the charters of the audit committee, corporate governance committee and the compensation committee. The Board Manual also contains the Whistleblower Policy, Board Mandate, and Code of Business Ethics and Conduct.

The Reservoir Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

  the Reservoir Board annually reviews the Charters, Polices and Mandate of the Reservoir Board which comprise the Board Manual, a copy of which is available to the directors; and
  there are technical presentations at Reservoir Board meetings, focusing on either a particular property or a summary of various properties. The ‘question and answer’ portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Reservoir Board seeks to foster a culture of ethical conduct by striving to ensure Reservoir carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Reservoir Board:

  has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. A copy of the Code is available on SEDAR at www.sedar.com under the Corporation’s profile.
  has established a Corporate Governance Committee as described below under ‘Other Board Committees’.
  has established a Whistleblower Policy which details complaint procedures for financial concerns as further described below in ‘Audit Committee — Complaints’.
  encourages management to consult with legal and financial advisors to ensure Reservoir is meeting those requirements.
  is cognizant of Reservoir’s timely disclosure obligations and reviews material disclosure documents such as financial statements, MD&A and press releases prior to distribution.
  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Reservoir’s external auditor.
  actively monitors Reservoir’s compliance with the Reservoir Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Reservoir Board before being undertaken by management.

The Reservoir Board must also comply with the conflict of interest provisions of British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments and stock exchange policies, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Reservoir has adopted a foreign corrupt practices policy (the ‘‘FCPP’’) under which all directors, officers, employees, consultants and third party providers are expected to comply with the FCPP, the U.S. Foreign Corrupt Practices Act, and the Canadian Corruption of Foreign Public Officials Act, as well as any other local anti-corruption laws of countries in which Reservoir operates. Pursuant to the FCPP, representatives of Reservoir are prohibited from making payments or providing benefits to individuals to obtain or retain business.

In addition, travel and other expenses are subject to approval by Reservoir’s senior management and must be limited and reasonable.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Reservoir Board considers the advice and input of the Corporate Governance Committee, the members of which a majority are independent directors, regarding:

  the appropriate size of the Reservoir Board, the necessary competencies and skills of the Reservoir Board as a whole and the competencies and skills of each director individually; and
  the identification and recommendation of new individuals qualified to become new Reservoir Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to Reservoir, the ability to devote the time required and a willingness to serve as directors.

Compensation

The Reservoir Board has established a Compensation Committee which is responsible for reviewing the adequacy and form of compensation paid to Reservoir’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Compensation Committee evaluates the performance of the CEO and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations. For further information on the role of the Compensation Committee refer to ‘‘Statement of Executive Compensation — Compensation Discussion and Analysis’’.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Reservoir Board has established a Compensation Committee, and a Corporate Governance Committee.

Committees of the Board are composed of independent directors. The functions and members of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation (including Reservoir Options) paid by the Corporation to the Reservoir Board, senior management and employees of Reservoir and any subsidiaries, to report to the Reservoir Board on the results of those reviews and to make recommendations to the Reservoir Board for adjustments to such compensation.

The Committee consists of three (3) directors, all of whom are independent (outside, non-management directors — Stephen Scott (Chairman), Geoffrey Chater, and David Knox). Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded corporations so that they are familiar with remuneration in Reservoir’s industry.

For further details on the role of the Compensation Committee, refer to ‘‘Compensation Discussion and Analysis’’.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Reservoir Board of the appropriate corporate governance procedures that should be followed by Reservoir and the Board and monitoring whether they comply with such procedures. The Corporate Governance Committee is also responsible for assisting in the recruitment of new directors.

The Committee consists of three (3) directors, all of whom are independent (outside, non-management) directors (David Knox (Chairman), Geoffrey Chater, and Stephen Scott).

Special Committee: See the Reservoir Circular ‘‘The Meeting — The Arrangement — Background to the Arrangement’’ for a description of the Special Committee and its mandate.

Assessments

The Reservoir Board and the Corporate Governance Committee have not established a formal process to regularly assess the Reservoir Board and its committees with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Reservoir Board, its committees or the individual directors compared to their expectation of performance. In doing so, the contributions of an individual director are informally monitored by the other Reservoir Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Reservoir Board.

RISK FACTORS

The business and operations of Reservoir are subject to numerous risks. There are risks in every business and the mining industry has its own inherent risks. The following discussion summarizes the principal risk factors that apply to Reservoir’s business. Any one or more of such risk factors could materially affect Reservoir’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Reservoir.

Nature of Mineral Exploration, Mine Development and Mining Operations Business

The exploration for and development of mineral deposits involves significant risks typical to such activity which even a combination of careful evaluation, experience and knowledge may not eliminate. The success of Reservoir is directly related to its ability to acquire and maintain properties with sufficient mineral reserves. However, few properties which are explored are ultimately developed into producing mines. There is no certainty that the expenditures made by Reservoir towards the search and evaluation of precious metals and other minerals will result in discoveries of mineral resources, mineral reserves or any other mineral occurrences.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical and subject to fluctuation; actual costs required to bring a deposit into production; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, permitting, importing and exporting of minerals, and environmental protection and reclamation. Additional challenges may be encountered due to technical, mechanical, logistics, transportation and labour force problems. The exact effect of these and other factors cannot be accurately predicted but could have a material adverse effect upon Reservoir’s properties and operations. The operations of Reservoir are subject to inherent hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and industrial hazards and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Permits and Licenses

Reservoir requires a number of permits and licenses from various levels of governmental authorities in connection with its current development program and future operations at the Timok Project, as well as its current exploration program involving its other properties. Necessary permits and licenses including surface rights access and use, environmental impact authorization, forestry land use change authorization, a concession for the occupation of national assets, a discharge permit, hazardous waste register, a land use license, and a permit for the use of explosives, will be required in order to proceed to development and continue with exploration, as applicable.

Government approvals, approval of members of surrounding communities and permits and licenses are currently and will in the future be required in connection with the operations of Reservoir. Reservoir cannot be certain that it will receive the necessary permits, licenses and approvals required to conduct exploration and to develop any properties that it may acquire from time to time, or that any permits, licenses or approvals obtained will be on acceptable terms. The failure to obtain such permits, licenses or approvals, delays in obtaining such permits, licenses or approvals, failure to comply with such permits, licenses or approvals, or challenges to their issuance by third parties could increase Reservoir’s costs and delay its activities, and could adversely affect the business or operations of Reservoir. To the extent such permits, licenses or approvals are required and not obtained, or not obtained on a timely basis, Reservoir may be curtailed or prohibited from proceeding with planned development of the Timok Project.

Negative Operating and Investing Cash Flows

Reservoir is an exploration and development stage company and has not yet commenced commercial production on the Timok Project or any other property and, accordingly, has not generated cash flow from operations. Reservoir is devoting significant resources to the development of the Timok Project, however there can be no assurance that it will generate positive cash flow from operations in the future. Reservoir expects to continue to incur negative consolidated operating cash flow and losses until such time as it enters into commercial production and will not generate consolidated revenues sufficient to fund the continuing operation of the Timok Project.

Reservoir has negative operating and investing cash flows to date, reporting a negative cash flow from operating activities of $6,838,941 and a negative cash flow from investing activities of $2,804,036 for the year ended November 30, 2015. Reservoir’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that Reservoir has acquired title to any such surface or mineral rights, or that such rights will be obtained in the future. To the extent they are obtained, titles to Reservoir’s surface rights or mineral properties may be challenged or impugned and title insurance is generally not available. Reservoir’s mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on Reservoir’s  operations.

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of Reservoir’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and by obtaining permits for drilling and other exploration activities. Reservoir is earning an interest in certain of its mineral properties through option agreements and acquisition of title to the mineral properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If Reservoir does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, Reservoir’s title to the related mineral property may not vest and Reservoir will have to write-off the previously capitalized acquisition costs related to that mineral property. Market prices for gold, copper and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Joint Venture Funding Risk

Reservoir’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of Reservoir’s property interests may be delayed depending on whether Reservoir can find another partner or has enough capital resources to fund the exploration and development on its own.

Financing and Share Price Fluctuation Risks

Reservoir has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of Reservoir’s projects may be dependent upon Reservoir’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its mineral properties.

Securities markets can experience a high degree of price volatility and the market price of securities of many companies, particularly those considered to be development stage companies such as Reservoir, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Reservoir’s ability to raise additional funds through equity issues.

Foreign Country and Political Risks

Reservoir is operating in countries that currently have varied political and economic environments. As such, Reservoir is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of Reservoir and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. Notwithstanding any progress in restructuring political institutions or economic conditions, the present administrations, or successor governments may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on Reservoir’s operations in those countries. Reservoir does not carry political risk insurance.

Limited Operating History

Reservoir has not yet recorded any revenues from its operations nor has Reservoir commenced commercial production on any of its properties. Reservoir expects to continue to incur losses unless and until such time as the Timok Project enters into commercial production and generates sufficient revenues to fund its continuing operations. There can be no assurance that Reservoir will generate any revenues or achieve profitability or that the Timok Project or any of the properties Reservoir may hereafter acquire or obtain an interest in will generate earnings, operate profitably or provide a return on investment in the future. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. There can be no assurance that significant additional losses will not occur in the near future or that Reservoir will be profitable in the future. Reservoir’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Reservoir’s acquisition of additional properties and other factors, many of which are beyond Reservoir’s control.

Environmental Risks and Hazards

The activities of Reservoir are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Reservoir’s operations. Environmental hazards may exist on properties in which Reservoir holds interests which are unknown to Reservoir at present.

Insured and Uninsured Risks

In the course of exploration and development of mineral properties, Reservoir is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to Reservoir’s property or facilities and equipment, personal injury or death, environmental damage to properties of Reservoir or others, delays, monetary losses and possible legal liability. Although Reservoir may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. Reservoir may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on Reservoir’s results and reduce the value of the securities of Reservoir. Some work is carried out through independent consultants and Reservoir requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Dependence on Key Personnel

Reservoir is dependent upon the services of key executives, including the directors of Reservoir. Additionally, the success of Reservoir’s project exploration and development programs is to a significant degree directly dependent on the efforts and abilities of a small number of highly skilled and experienced executives, management, key employees and contractors whose expertise and competence is relied upon at management’s discretion.

Due to the relatively small size of Reservoir, the loss of key persons or the inability of Reservoir to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The loss of one or more key employees or contractors, if not replaced, could adversely affect Reservoir’s project exploration and development programs, consolidated operations and financial condition.

Employee and Contractor Relations

The further development of Reservoir’s projects is dependent on the efforts of, and maintaining good relationships with, Reservoir’s employees and contractors. Relations between Reservoir and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in Serbia. The mining industry in Serbia is highly politicized and Reservoir is situated in a region that is unionized. Adverse changes in legislation or in the relationship between Reservoir and its employees and contractors may have a material adverse effect on Reservoir’s business, results of operations, and financial condition.

Reliability of Resource and Reserve Estimates

The mineral resources contained in this Circular are estimated quantities of measured, indicated and inferred mineral resources.

There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond Reservoir’s control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral resource estimates are also uncertain because they are based on limited sampling. In addition, there can be no assurance that gold or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. There is no assurance that the estimated amount of mineral resources will be recovered, or that such minerals will be recovered at costs that Reservoir assumed in determining such mineral resources.

As Reservoir gains more knowledge and understanding of a deposit through on-going exploration and mining activity, the mineral resource estimates may change significantly, either positively or negatively. In particular, results of drilling, metallurgical testing, production, the evaluation of mine plans and fluctuations in gold or copper prices subsequent to the date of any estimate may require revisions of such estimate. Any material reductions in mineral resource estimates, or of Reservoir’s ability to extract the mineral resources, could have a material adverse effect on Reservoir’s results of operations and financial condition.

Fluctuations in Copper, Gold and other Metal Prices

The price of the Reservoir Shares, and the financial results and exploration, development and mining activities of Reservoir are significantly affected by the prices of copper and gold in the global market. The price of copper, gold and other minerals fluctuates on a daily basis and is affected by numerous factors beyond the control of Reservoir, including but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the Canadian and U.S. dollars and Mexican currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and supply and demand dynamics including the cost of substitutes, inventory levels and carrying charges.

The development and success of the Timok Project will be significantly dependent on the future prices of copper and gold. Economic evaluations underlying commercial viability of the Timok Project may be impacted by fluctuations in the prices of copper and gold, with a resulting impact on Reservoir’s ability to finance the Timok Project.

Future price declines in the market value of copper, gold and other minerals could cause development of and commercial production from the Timok Project or any future properties to be uneconomic and impracticable. In addition to adversely affecting any mineral resource estimate of Reservoir, reassessments of the feasibility of a particular project may be required, whether as a result of a management decision or under financing arrangements related to a particular project. Cash flow from mining operations may not be sufficient and Reservoir could be forced to discontinue development or production and may lose its interest in, or may be forced to sell, some of its properties. Even if a project is ultimately determined to be economically viable, the need to conduct a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

No History of Mineral Production

Reservoir has never had any interest in mineral producing properties and has no experience in placing mineral deposit properties into production. Reservoir is committing significant resources to the Timok Project and is assembling a capable team of experts to guide Reservoir through the development stage; however, there can be no assurance that the Timok Project will be brought to a stage where mineral resources or mineral reserves can profitably be produced thereon. In addition to the various risks discussed herein, factors which may limit the ability of Reservoir to guide the Timok Project through to successful commercial production of gold which generates revenue and operates profitably, include Reservoir’s ability to enter into agreements with third parties that can provide the necessary expertise as well as other project development related factors such as technical and engineering challenges.

Enforcement of Legal Rights

Rakita Exploration d.o.o Beograd, a subsidiary of Reservoir, is organized under the laws of Serbia and certain of Reservoir’s directors, management and personnel are located in foreign jurisdictions. Given that Reservoir’s material assets and certain of its directors and management personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against Reservoir, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with Reservoir’s foreign operations, including with respect to the Timok Project or Reservoir’s other mineral properties, Reservoir may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

Conflicts of Interest

Reservoir’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and to the extent that such other companies may participate in ventures in which Reservoir may participate, those directors of Reservoir may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Reservoir’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of Reservoir are required to act honestly, in good faith and in the best interests of Reservoir. In determining whether or not Reservoir will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Reservoir may be exposed and its financial position at that time.

Competition

Reservoir will compete with many other companies and individuals that have substantially greater financial and technical resources than Reservoir for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Dilution

In order to finance continued development of the Timok Project and the continued exploration of the other properties, Reservoir may raise funds through the issuance of Reservoir Shares or the issuance of debt instruments or other securities convertible into Reservoir Shares. Reservoir cannot predict the size of future issuances of Reservoir Shares or the size or terms of future issuances of debt instruments or other securities convertible into Reservoir Shares, or the effect, if any, that future issuances and sales of Reservoir’s securities will have on the market price of the Reservoir Shares. Sales or issuances of substantial numbers of Reservoir Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Reservoir Shares. With any additional sale or issuance of Reservoir Shares, or securities convertible into Reservoir Shares, investors will suffer dilution to their voting power and Reservoir may experience dilution in its earnings per share.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Like most companies, Reservoir is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. Other than as disclosed herein, Reservoir is not currently involved in any disputes with other parties which it believes might result in litigation. If Reservoir is unable to resolve future legal disputes favourably, it could have a material adverse effect on its consolidated financial position, results of operations or Reservoir’s development of the Timok Project and other properties.

Liquidity Risk

Liquidity risk is the risk that Reservoir will not have sufficient cash resources to meet its financial obligations as they come due. Reservoir’s liquidity and operating results may be adversely affected if Reservoir’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to Reservoir. Reservoir generates cash flow primarily from its financing activities. Management believes that Reservoir has sufficient working capital to sustain its exploration and administrative activities for the next twelve months.

Market Risk

(a)	Interest rate risk: Reservoir’s current policy is to invest excess cash in interest bearing accounts of select major Canadian chartered banks. Reservoir regularly monitors compliance to its cash management policy. As at November 30, 2015, cash and cash equivalents and short-term investments were in interest bearing accounts or term deposits. Should interest rates rise, funds held in term deposits can be liquidated and reinvested at the prevailing rates. Reservoir does not have any interest bearing loans except for the $100,000 loan made to Reservoir Capital as disclosed in Note 8 to the financial statements. Therefore, interest rate risk is minimal.

(b)	Foreign currency risk: At this time there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the Euro, Serbian dinar, Romanian leu and other currencies could have an adverse impact on the amount of exploration conducted.

(c)	Commodity price risk: Reservoir is exposed to commodity price risk. Declines in the market price of gold, copper and other metals may adversely affect Reservoir’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount Reservoir would receive on the disposition of one or more of its mineral properties to a third party.

Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Reservoir’s credit risk is primarily attributable to cash deposits. Cash and cash equivalents, short-term investments, and restricted cash equivalents are held by one major Canadian chartered bank from which management believes the risk of loss to be minimal. Receivables of $287,255 (2014 — $492,574) are considered collectable as at November 30, 2015. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is minimal.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of Reservoir, there are no legal proceedings material to Reservoir to which Reservoir is or was a party to or of which any of its properties is or was the subject of, during the financial year ended November 30, 2015 nor are there any such proceedings known to Reservoir to be contemplated.

To the knowledge of Reservoir, there were no (i) penalties or sanctions imposed against Reservoir by a court relating to securities legislation or by a securities regulatory authority during Reservoir’s last financial year, (ii)    other penalties or sanctions imposed by a court or regulatory body against Reservoir that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements entered into by Reservoir before a court relating to securities legislation or with a securities regulatory authority during the last financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of Reservoir or any of its subsidiaries and except as described below, none of the directors or executive officers of Reservoir or a subsidiary at any time during Reservoir’s last completed financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Reservoir Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Reservoir.

Simultaneously with the entry into the Arrangement Agreement, Nevsun agreed to subscribe for 19.99% of Reservoir’s outstanding shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Reservoir for the year ended November 30, 2015 are PricewaterhouseCoopers LLP (‘‘PWC’’), Chartered Professional Accountants, located at 250 Howe Street, Suite 700, Vancouver, British Columbia V6C 3S7. PWC were appointed on November 9, 2015. Reservoir’s auditors for the years ended November 30, 2014 and 2013 are Davidson & Company LLP (‘‘Davidson’’), Chartered Professional Accountants, located at 1200-609 Granville Street, PO Box 10372, Pacific Centre, Vancouver, British Columbia V7Y 1G6. Davidson resigned on November 9, 2015.

The transfer agent and registrar for the Reservoir Shares is Computershare Investor Services Inc. (‘‘Computershare’’). The register of transfers of the Reservoir Shares are maintained by Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following is a summary of each Material Contract, other than contracts entered into in the ordinary course of Reservoir’s business, that was entered into in the financial year ending November 30, 2015, or up to the date of this Circular, that is still in effect:

1.	the Arrangement Agreement;

2.	the Subscription Agreement;

3.	the Loan Agreement;

4.	a promissory note issued on April 29, 2016 by Reservoir in favour of Nevsun in the amount of US$850,000 evidencing the obligations owing by Reservoir to Nevsun, including an interest rate of 12% per annum (the ‘‘Promissory Note’’); and

5.	an agreement dated April 29, 2016 between Reservoir and Nevsun, whereby Reservoir agreed to deposit the cash proceeds of the Promissory Note in a collateral account of Nevsun as security for its payment and performance obligations under the Promissory Note.

EXPERTS

PWC have issued an opinion with respect to Reservoir’s consolidated financial statements as at and for the year ended November 30, 2015. PWC are independent of Reservoir in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Davidson have issued an opinion with respect to Reservoir’s consolidated financial statements as at and for the years ended November 30, 2014 and 2013. Davidson were independent of Reservoir in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

SRK Consulting (UK) Ltd. of Cardiff, Wales, United Kingdom (‘‘SRK’’) prepared the report entitled ‘‘NI 43-101 Preliminary Economic Assessment of the Cukaru Peki Upper Zone Deposit, Serbia’’ (the ‘‘Technical Report’’), Preliminary Economic Assessment, effective date March 31, 2016.

The technical information in the news release dated April 19, 2016 announcing the results of the Technical Report was prepared in accordance with Canadian regulatory requirements set out in National NI 43-101 and reviewed by Martin Pittuck, CEng, FGS, MIMMM and Tim McGurk, CEng, FIMMM, each a qualified person.

None of the aforementioned qualified persons received or has received a direct or indirect interest in the property of Reservoir or of any associate or affiliate of Reservoir. As of the date hereof, to Reservoir’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of Reservoir.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

The information contained in this Circular is given as of May 17, 2016, except as otherwise indicated. Financial information is provided in Reservoir’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and the interim period ended February 29, 2016.

A copy of Reservoir’s management’s discussion and analysis and the consolidated financial statements for Reservoir’s most recently completed financial year, including the auditor’s report thereon, together with any subsequent interim financial statements, may be obtained, without charge, upon request from Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-669-4854; collect if necessary) or e-mail (kcasswell@seabordservices.com).

Information contained in or otherwise accessible through Reservoir’s website does not form a part of this Circular and is not incorporated by reference into this Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that Reservoir files with the Canadian Securities Administrators under Reservoir’s profile on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

FINANCIAL STATEMENTS

See Appendix A to this Circular for Reservoir’s annual consolidated financial statements for the year ended November 30, 2015. See Appendix C to this Circular for Reservoir’s condensed consolidated interim financial statements for the three months ended February 29, 2016.

EXHIBIT A

Material Mineral Project

Cukaru Peki Project

For a complete description of the Cukaru Peki deposit (the ‘‘Project’’) see the report entitled ‘‘NI 43-101 Preliminary Economic Assessment Of The Cukaru Peki  Upper  Zone  Deposit,  Serbia’’,  dated  March  31,  2016 (the ‘‘Technical Report’’), prepared by SRK Consulting (UK) Ltd. of Cardiff, Wales, United Kingdom (‘‘SRK’’). For the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) the qualified persons responsible for the Technical Report are Martin Pittuck, CEng, FGS, MIMMM and Tim McGurk, CEng, FIMMM. As of the date hereof, each of the foregoing qualified persons and SRK beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Reservoir Shares or Nevsun Shares. The Technical Report has been filed under Reservoir’s profile with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

The Technical Report is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the preliminary economic assessments therein will be realized.

The information contained in this section has been derived from the Technical Report, is subject to certain assumptions, qualifications and procedures described in the Technical Report and is qualified in its entirety by the full text of the Technical Report. Reference should be made to the full text of the Technical Report.

A press release dated March 1, 2012, entitled ‘‘Drilling Intercepts Significant Copper and Gold Mineralization on the Timok Project’’ is incorporated by reference into this Exhibit A, and has been filed under Reservoir’s profile with the Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

For the purposes of this Exhibit A, terms not otherwise defined shall have the meanings set out in the Technical Report.

Project Description, Location and Access

Location and Means of Access

The Project is located within the Brestovac-Metovnica exploration permit in eastern Serbia about 5 km south from the town of Bor, a regional administrative and mining centre and approximately 245 km by road southeast of Belgrade,  the  capital  of  Serbia.  The  permit  is  centred  on  latitude  44o  01'  30"  N, longitude 22o 08' 00" E and covers an area of 86.62 km2; it is within the jurisdiction of the Bor and Zajecar Municipalities.

The Project area is easily accessible by paved roads that connect with the Serbian main road network. Travel time from Belgrade to Bor and the Project area by road is about 3.5 hours. In addition, there are numerous small agricultural and forestry tracks within the permit area that are suitable for four-wheel drive vehicles.

A regional bus service connects Bor with Belgrade and other cities and towns. Bor is integrated in to the Serbian railway system, and connects to Belgrade and the main lines. The line from Bor is primarily for freight, but there are regular passenger services to Belgrade. The site is also favourably situated for export freight logistics.

Nature and Extent of Title

The Project is currently held under the Brestovac-Metovnica Exploration Permit, title to which is held by Rakita Exploration d.o.o (‘‘Rakita’’), a Serbian-registered company. The ownership of Rakita is governed by the terms of the JVSA. Please refer to ‘‘Two-Year History’’ for a description of the Company’s interest in the Project.

The original Brestovac-Metovnica Exploration Permit was granted to Rakita on 28 February 2012, under the terms of the 2011 Law on Mining and Geological Explorations. The Permit was originally valid until

28 February 2015, with any future extensions subject to approval by the Ministry of Natural Resources, Mining and Spatial Planning.

On 28 February 2015, the Brestovac-Metovnica permit was renewed and the Exploration Permit is now valid until 28 February 2017. Under the terms of the 2011 Law on Mining and Geological Explorations, 25% of the original shape of the original Brestovac-Metovnica license was relinquished. The relinquished area forming the southwestern and southern fringe of the original area was re-applied for under a new Exploration Permit name  Brestovac-Zapad.

Future extensions are now subject to approval by the Ministry of Natural Resources, Mining and Spatial Planning. Reservoir interprets the new Law to mean that:

  Brestovac-Metovnica can be extended for a final renewal of two years and the re-applied area may remain the same or be reduced when compared to the original area specified in the approval for exploration (article 38 and 39). This Final extension would need to be granted before 28 February 2017.
  Brestovac-Zapad can be extended for two consecutive periods of up to three years for the first renewal and two years for the second renewal. The re-applied area may remain the same or be reduced compared to the original area according to the request of the entity in charge of the exploration (article 38 and 39). This final extension would need to be granted before 30 April 2018.

Ahead of application, Rakita will need to secure surface rights, in the form of land ownership or easement agreements on 80% of the area for which a mining permit application is made. The process of obtaining surface rights has already been started, as of December 2015 Rakita reported that some 71 portions of land (approximately half of the 329 ha required for the south portal) had been acquired or brought to an advanced stage of negotiation including the necessary military land.

Agreements and Encumbrances

The Serbian government raises a royalty of 5% net smelter return (‘‘NSR’’) for metallic raw materials (status as of 2011, Guide for Investors, Ministry of Natural Resources, Mining and Spatial Planning) and then there are additional royalties which may be due; these are individually negotiated for each mineral licence.

The Brestovac portion of the Brestovac-Metovnica property to the west of Cukaru Peki is subject to a 2% NSR royalty on gold and silver and a 1% NSR royalty on other minerals pursuant to a royalty agreement (‘‘Eurasian  Agreement’’).

The Metovnica portion of the Brestovac-Metovnica property which contains the Cukaru Peki deposit is subject to a 0.5% NSR sliding royalty pursuant to a royalty agreement (‘‘Euromax Agreement’’). The Euromax royalty is currently calculated using 0.5% x Reservoir ownership %. As the Metovnica property was previously owned by FMEC, who conducted geophysics and limited drilling, the NSR royalty will not apply to any portion of the property eventually owned by FMEC and will also not apply to the portion of the property that has been purchased by Reservoir through the exercise of the ROFO.

For exploration, agreements have been reached with landowners of each drill site. The agreements cover compensation for disturbance and the requirement for full rehabilitation of the site. Drill sites are photographed before commencement of the drilling, and after completion of the rehabilitation.

Significant Factors That May Affect Access, Title, or the Ability to Work

In December 2015, the Serbian Government introduced a new Law on Mining and Geological Explorations. The new law introduces the concept of mineral and other geological resources of strategic importance, these include copper. In case of mineral resources of strategic importance, the procedure for the expropriation of the relevant land to be used for mining can be implemented, even when the prospective exploitation is to be done by private parties.

Under the new Law, geological exploration permit holders are entitled to submit a request for the preservation of their priority rights for exploitation of the specific exploration area at least thirty days prior to the expiration of the duration of the permit for geological exploration, in order to prepare the documentation necessary to issue a decision on the approval of the exploitation field. Such a preservation of rights can be approved for a period of up to two years and, in case of mineral resources of strategic importance, for up to three years. In either case, the preservation of rights cannot be prolonged.

The new Law provides for issuing of five permits:

  Permit for Geological Explorations (‘‘Exploration Permit’’)
  Certificate of Resources and Reserves (CORR);
  Exploitation Field Permit;
  Mine Building Permit;
  Mine Use Permit.

The process for obtaining the above five permits is governed by the new Law on Mining and Geological Explorations and a series of rulebooks. These are presented at a summary level in Table 1. Mining and mineral processing can commence after the Mine Use Permit has been received.

The environmental approvals required to obtain these permits are summarised in Table 2. Spatial planning approvals are also covered in this table. There are no formal environmental constraints such as protected areas within the Cukaru Peki part of the Project area but a number of environmental permits and approvals will be required during the course of project.

Table 1: Mining Permits Required for the Project

Permits	Supporting documentation that must accompany the permit application	Assumptions for application
CORR — Certification of Resources and Reserves	Exploration approval
	A photocopy of the approval for exploration or of the approval for retaining the right on the exploration area, and/or a photocopy of the approval for exploitation and/or for the exploitation field.	Assuming valid exploration permit when CORR application
Resources and reserves report
The study ‘‘on resources and reserves’’ referred to in Article 51, paragraphs 2, 3 or 4 of the Law;
	The report by the competent person of geological profession and by the competent person of mining profession on expert assessment — audit of the study on resources and reserves of mineral raw material, and/or the report by the expert person of geological profession on expert assessment — audit of the study on resources and reserves of ground water or petro geothermal resources.	Assuming LZ PEA finalised and sufficient for CORR application
Additional
A general map of an adequate scale with chartered coordinates of the breakpoints of determined resources and reserves of mineral raw materials and ground water or geothermal  resources;
Proof of payment of the republic, i.e. of the provincial administrative fee for certification of resources and reserves of mineral raw material, ground water and geothermal  resources;
Proof of the right to use exploration data and results that are the result of geological exploration of another economic operator or the result of the basic and applied geological explorations financed from the budget of the Republic of Serbia, if it was used in compiling of the study.
Exploitation Field Permit	CORR
	Certificate of resources and reserves of mineral raw materials that is issued based on the performed explorations in compliance with the legal regulations on the classification of resources and reserves in force.	Assuming CORR granted within 2 months from application date

Permits	Supporting documentation that must accompany the permit application	Assumptions for application
Feasibility study & EIA, cultural heritage, water resources management conditions
Feasibility study for the exploitation of the mineral raw materials’ deposit
Act (decision) on conditions for compiling of an environmental impact assessment study for the exploitation issued by the competent authority or organization for nature conservation
Act on conditions of the competent institute for cultural heritage protection Act on conditions of the competent Ministry for water resources’ management	Assuming LZ PFS finalised and sufficient for Exploitation permit application
Assuming EIA Act on conditions issued within
3 months from submission of the EIA scoping report, Assuming cultural heritage Act on conditions issued within 1 month from submission of application Assuming water resources Act on conditions issued within 1 month from submission of application
Spatial plans Act
	Act issued by the local self-government unit in charge of urbanism in respect of the alignment of exploitation with the relevant spatial, i.e. urban plans and any need for a lower-level planning document (see lateral procedure Process for adoption of spatial and urban plans).	Assuming Spatial plans Act issued within 6 months from submission of application
Additional
Proof of payment of the republic administrative fee, i.e. of the payment of the provincial administrative fee when the exploitations is to be carried out in the territory of the autonomous province;
Plan metric map of the scale of 1:2,500or of some other adequate scale with  chartered border lines of the exploitation field and with contours of the determined reserves of the mineral raw material, public traffic lines and other facilities located in such field and with clearly visible border lines and designation marks of the cadastre parcels, in hard copies and in an electronic format;
Certificate of registration and a copy of an adequate act containing the codes of the business activity for which the applicant was registered, registration number of the enterprise and the relevant license.
Mine building permit	CORR Certificate of resources and reserves of mineral raw materials.	Assuming CORR granted within 2 months from application date
Prefeasibility study
Feasibility study Feasibility study for the exploitation of the mineral raw materials’ deposit;
Detail design approval
Design approval by the entity in charge of exploitation and/or by the entity holding the approval for an exploitation field
The mine design certified by the entity holding the approval for the exploitation field and technical controls
Mine designs Main mine design
Supplemental mine design Technical mine design
Technical mine design for exploitation of mineral resources for the supply of natural construction materials
	Mine design for exploration of solid mineral raw materials Simplified mine design	Assuming Detail design approval granted within 1 month from submission of application
Spatial plans Statement
	Statement made by the local self-government unit in charge of urbanism in respect of the alignment of exploitation with the urban and planning documentation and in respect of the potential need for a lower-level planning document.	Assuming Spatial plans Statement granted upon Spatial plans issued within 6 months from submission of application

Permits	Supporting documentation that must accompany the permit application	Assumptions for application
Land acquisition / ownership right
Proof of ownership right or of the right to use, lease and/or consent, i.e. easement right on the area in which the construction of mining facilities and mining works are planned to take place for a minimum period of ten years.
EIA approval
	The act passed by the authority in charge of environmental protection, granting approval for the exploitation environmental impact assessment (see lateral procedure Environmental Impact Assessment Study).	Assuming EIA approval granted within 9 months from EIA report submission
	Cultural heritage consent The consent of the competent institution for cultural monuments’ protection (see lateral procedure Institute for protection of cultural heritage Consent).	Assuming Cultural heritage consent granted within 3 months from EIA report submission
	Water resources permit The act passed by the Ministry in charge of water resources’ management (see lateral procedure Water Permitting).	Assuming Water resources permit granted within 9 months from EIA report submission
Additional
Proof of payment of the republic administrative fee, i.e. of the provincial administrative fee in cases where the exploitation is performed in the territory of the autonomous province
Long-term exploitation program Annual operational plan
The consent for the technical documentation from the authority competent for fire protection, related to the compliance of implemented fire protection measures with specific regulations.
A promissory note or proof of bank guarantee or a corporate guarantee for completion of remediation and re-cultivation tasks on the land degraded due to exploitation for the benefit of the Republic of Serbia, issued as a collateral for the timely completion of remediation and re-cultivation of land degraded due to exploitation, laid down by this Law.
For extension of validity period of approval:
Proof of payment of the republic administrative free, i.e. of the provincial administrative fee if the works are performed on the territory of the autonomous province.
Plan metric map of the present condition of the scale of 1:2500 or of some other adequate scale, with chartered border lines of the exploitation field, public traffic routes and other facilities and contours of determined resources and reserves of mineral raw material in that field and with clearly chartered border lines and designations of cadastre parcels in the form of hardcopy and in an electronic form with contour of the designed works for the following period for which the extension is required.
Supplemental mine design certified by the entity holding the approval for the exploitation field and technical control of the design.
Proof of ownership right or of the right to use, lease and/or approval, i.e. of the easement right for the area in which the mining works as per the design are planned and for the surface area in which the construction of mine design is planned to take place by the end of exploitation or for a minimum of five following years, all in compliance with the schedule specified in the design.

Permits	Supporting documentation that must accompany the permit application	Assumptions for application
Mine use permit — from which minerals production commences	Evidence that:
The mining facility or a part thereof is constructed in compliance with the mine design based on which the approval for the construction of mine designs and/or mining works is issued, in compliance with the regulations that must mandatorily be implemented in construction of mining facilities;
The prescribed conditions are met in respect of the occupational safety and health measures, water protection, fire protection, environmental protection and other conditions prescribed for construction and use of such type of facilities;
The consents are obtained from other authorities in compliance with specific regulations, based on the conditions issued in the procedure for acquiring approvals for exploitation;
	The facility is suitable for use based on the decision of the competent authority for fire protection, in respect of the implemented fire protection measures envisaged in the technical documentation in compliance with a specific regulation.	Assuming construction compliance granted within 1 month from completion of DSO Plant and Decline excavation and the Mine building permit is granted.

Table 2: Environmental Approvals Required for Mining and Building Permits

Environmental and planning approvals required		Permits for developing and operating a mine (See Table 4-2 in Section 4)				Approval for bulk sampling under the exploration permit	Building permit for developing the DSO plant
		CORR	Exploitation permit	Mine building permit	Mine use permit
Environmental approval based on an EIA process	EIA conditions		Required			Required	?
	EIA approval			Required		Assumed this is not required	Assumed this is not required
Evidence of conformance with an approved spatial plan	Approved SEA	Required				?	?
	Relevant Spatial Plan for Special Purposes	Required				?	?
Conversion of forestry and agricultural land to buildable land	Approval of land conversion			Required		?	?
	Local conditions			Required		?	?
Water consents and permits	Water conditions		Required			Required	?
	Water consent			Required
	Water permit				Required
Nature conservation approval	Nature conservation conditions		Required			Required	?
	Nature conservation consent			Required
Cultural heritage approval	Cultural heritage conditions		Required			Required	?
	Cultural heritage consent			Required

The Project is currently held under an Exploration Permit; there are many steps to be completed in order to convert this to a Mining Permit. Key among these are:

  Land Acquisition;
  Drilling and Certification of Resources and Reserves;
  Technical Mining studies;
  Spatial Planning Approval;
  Environmental Impact Assessment Approval;

  Cultural Heritage Consent;
  Water Permit Approval;
  Exploitation Permit Approval;
  Detailed Design Approval;
  Mine Building Permit Approval; and
  Construction Appliance.

In all exploration activities, Reservoir and their partners follow industry good practice. ‘‘Environmental conditions for exploration’’ have been issued by Institute for Nature Protection Republic of Serbia, Belgrade, and are applicable to the Brestovac-Metovnica exploration permit. These permit conditions are reportedly observed by Reservoir.

It is realistic to expect that the Project will be subject to much scrutiny by regulatory authorities and other stakeholders during permitting processes. Care will have to be taken to ensure that constructive relationships are developed with all stakeholders who have an interest in the project.

It is estimated by Rakita that up to 3,300 ha of land will be required to secure the Mine Use Permit for the combined Upper Zone (‘‘UZ’’) and Lower Zone (‘‘LZ’’) projects. Although the process of obtaining surface rights has already been started, Reservoir will need to prioritise funding and management of this process to avoid unforeseen delay or expense. A land acquisition plan will have to be developed for the project. The plan will need to address physical and economic displacement that could arise from the land acquisition. The 2015 Law on Mining and Geological Explorations does provide for expropriation of land should this be required as a last resort.

History

The history of exploration and mining in the Bor district is well described by Jankovic et al (2002), and the following sentences are a brief summary. Exploitation of the surface outcrops, primarily for gold, of the massive sulphide mineralisation at Coka Dulkan and Tilva Ros may have commenced during the Bronze Age and again by the Romans, who were active throughout the region. Serbian investors financed prospecting and exploration at Coka Dulkan and Tilva Ros during 1897-1902, and mine development during 1903-05. Mining commenced in 1907, and the Serbian investors sold to a French group (Society of the Bor Mines) that controlled the mines until 1941. The mines and smelter were rehabilitated after the Second World War and have operated since then under the Yugoslav, and later Serbian, state-owned company: Rudarsko toipioniˇcarski basen Bor d.o.o. (‘‘RTB Bor’’; Mining and Smelting Basin Bor).

Trial mining of copper and zinc mineralisation south of Brestovac village, within the Project area, was undertaken from an adit and blind shaft south of Brestovac by a French group in the 1930’s, however there are only incomplete records and no meaningful recorded production.

There are records of approximately 41 RTB Bor drillholes at various locations in and near the Project area from 1975 to 1988. Most drilling took place in small clusters, and targeted gravity and other geophysical anomalies. The records are not complete, and no drill core was retained. Most holes were relatively shallow, with depths less than 500 m. The Cukaru Peki mineralisation was not intersected in any drillholes from this time and no discoveries were reported, other than one hole south of Brestovac village showing enhanced gold grades in altered andesite, for which the sampling and analytical records are incomplete. This hole was followed up by an exploration programme in 2006 by Eurasian Minerals Inc.

No effective mineral exploration was undertaken in the period 1990-2002 due to the period of political uncertainties in the former Yugoslavia and Serbia at that time. Mineral exploration resumed when the Serbian government issued exploration permits and concessions after 2002.

The first Brestovac exploration permit was awarded in 2004 to Southeast Europe Exploration d.o.o (‘‘SEE’’), a 100% owned subsidiary of Eurasian Minerals Inc (‘‘Eurasian’’). In 2006, Eurasian validated the reports of gold mineralisation encountered in a historical drill hole from the 1970s. Diamond drillhole

BN-01 was terminated at 296.80 m, and intersected gold and copper mineralisation in the upper 60 m — including 22.4 m at 4.51 g/t gold, and non-auriferous replacement zinc mineralisation from 286-294 m. Ground magnetometry, induced polarization (‘‘IP’’) and resistivity geophysical surveys indicated an area with very high chargeability and conductivity characteristics in the so-called ‘‘Corridor Zone’’ extending through drill site BN-01.

In 2007, SEE became a 100% owned subsidiary of Reservoir Capital Corp. During 2007-2008, Reservoir Capital Corp. undertook further geophysics and soil geochemical surveys in the Brestovac area, and outlined a high-grade epithermal copper-gold system in the ‘‘Corridor Zone’’ along a strike length of 550 m, defined by 14 drillholes (total 1,937 m). Drillhole BN-19, at the eastern end of the Corridor close to the interpreted extension of Bor Fault, intercepted a massive sulphide zone with 24.8 m at 0.33% copper and 0.16 g/t gold, which supported the concept that the epithermal gold mineralisation of the Corridor Zone grades into a copper-rich zone.

During 2006-2009, Phelps Dodge Exploration Corp (‘‘PDEX’’) undertook geological and large-scale IP geophysical surveys on the adjacent Metovnica exploration permit. PDEX also completed 14 drillholes (including three holes drilled during a joint venture with Euromax Resources) in the west and south of the Metovnica exploration permit. None of these holes intersected significant mineralisation.

SRK previously produced a Mineral Resource Estimate for the Cukaru Peki Project with effective date of 27 November 2013 reporting an Inferred Mineral Resource above a 1% CuEq cut-off grade of 65.3 Mt grading 2.6% Cu, 1.5 g/t Au and 0.1% As.

Trial mining of copper and zinc mineralisation was undertaken from an adit and blind shaft south of Brestovac, however no meaningful production was recorded. SRK is not aware of any more significant production from the Brestovac-Metovnica exploration permit.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Brestovac-Metovnica exploration permit is located within the central zone of the Timok Magmatic Complex (‘‘TMC’’), which comprises the Serbian sector of the Carpathian-Balkan Metallogenic Belt (‘‘CBMB’’). The CBMB is a belt of late Cretaceous calc-alkaline magmatism that extends for about 1,500 km from Romania (Banat), through eastern Serbia (TMC) and into central Bulgaria (Srednogorie). This belt forms a part of the SE European segment of the Tethyan Eurasian Metallogenic Province that trends east through Northern Turkey, the Lesser Caucasus and into Iran.

The region has undergone a complex Mesozoic to Cenozoic tectonic history that involved collision of numerous continental fragments, subduction, ocean closure and obduction of various oceanic basins and occasional rifting. The CBMB sector of the Tethyan belt formed as a result of multiple phases of subduction- related magmatic activity. This process occurred throughout the Mesozoic (Karamata, 2006), and peaked during the late Cretaceous with the closure of the Vardar and Tethyan Oceans. Complexities in the trace of the CBMB and the distribution of magmatism along it are the results of a combination of the complex and evolving collision interface geometry, leading to the development of a number of small back-arc basins, along with complex post-magmatic deformation and block rotation (Heinrich & Neubauer, 2002). The distribution of mineralisation in the belt reflects the locations of calc-alkaline magmatism in subduction-related back-arc basins. Conversely, Drew (2006) has also suggested that mineralisation and magmatism were developed in transpressional zones along a major strike-slip fault system inboard of the convergent margin.

The TMC has one of the highest concentrations of copper enrichment in the Tethyan Belt, and its metallogenic endowment is a significant contributor to that of the entire Tethyan Eurasian Metallogenic Province. The metal endowment is contained mainly in porphyry and high sulphidation epithermal type copper-gold deposits, as well as occurrences of low to intermediate sulphidation epithermal and skarn mineralisation. The world-class Bor and Majdanpek porphyry systems have contributed to an estimated historical production of approximately 6 Mt of copper and 9.65 Moz of gold (Monthel et al., 2002).

Local/Permit  Geology

The TMC is lens-shaped, approximately 85 km long and up to 25 km wide. The complex consists primarily of late Cretaceous (Turonian to Campanian) andesites (lavas, lava domes, shallow intrusives, volcaniclastics and epiclastics), basaltic andesites, volcaniclastics and clastic sedimentary rocks that formed in an extensional basin. The TMC andesite volcanics are typically calc-alkaline in composition and Kolb et al (2013) demonstrated that they often have a geochemical signature similar to adakites, which are commonly associated with porphyry and epithermal copper and copper-gold deposits elsewhere in the world. The western and eastern borders of the complex are structurally controlled. In the centre and southeast of the TMC, Miocene clastic sediments unconformably overlie the late Cretaceous units. The basement units to the TMC comprise Lower Cretaceous carbonates and clastic sediments.

Banjeˇsevi´c (2010) describes in detail the volcanic stratigraphy, lithologies and age-dating in the central TMC, and notes that the TMC is divided into an eastern ‘Phase 1’ Bor-Lenovac volcanic facies and a western ‘Phase 2’ Crna Reka volcanic facies possibly related to separate tectonic blocks. The first phase (approximately 89.0-84.3 Ma) which comprises hornblende-andesite volcanism together with intercalated volcaniclastics, epiclastics, marls and fine-grained clastics is restricted to the eastern Bor-Lenovac tectonic block. The second phase (approximately 82.3-81.8 Ma) consists of basaltic (pyroxene-bearing) andesite and volcaniclastics which are restricted to the western Crna Reka tectonic block.

The boundary between the eastern and western facies has not been observed to date and the contact between facies or blocks may occur along a suture through the Brestovac river valley, which trends NNW-SSE through the western part the Brestovac-Metovnica exploration permit.

Felsic intrusive rocks, though rare, do occur in the permit area and are generally the youngest phases in the TMC. In the eastern block, a quartz-bearing dacitic intrusive is mapped south of Brestovac village, where it is associated with an E-W fault and trachyandesite dykes (81.5 Ma) outcrop at Brestovac cross roads. In the western block, the Valja Strˇz monzonite to granodiorite suite (78.6 Ma) was intruded during the final phases of magmatism.

Following this period of volcanism and magmatism was a period of sedimentation, including deposition of reef carbonates in the central TMC and coarse clastics (Bor Conglomerate) in the eastern TMC. After deformation (which included compression and nappe formation) and uplift (Alpine Orogeny) in the early Cenozoic, Miocene lacustrine clastic sediments (siltstones, sandstones and conglomerates up to 2,000 m thick in the TMC) were unconformably deposited on the underlying late Cretaceous volcanics and volcaniclastics.

In summary, the geology of the Brestovac-Metovnica exploration permit includes first phase andesites, volcaniclastics and sediments typical of the eastern block, a small area of second-phase pyroxene-bearing basaltic andesite typical of the western block, and unconformably overlying Miocene sediments in the centre of the permit area.

There have been three main structural events in the TMC; older N-NW trending normal faulting (extension) related to initial rifting / TMC formation and volcanism; a compressive phase and younger normal faulting during the Miocene. As such, deformation in the TMC is dominated by brittle faulting and local rotation of bedding.

The dominant fault trend controlling and affecting the TMC is approximately NNW-striking. Faults parallel to this trend localise deposits / mineralisation, juxtapose older phase 1 andesites and andesitic volcaniclastics on top of the Bor Conglomerate (reverse slip) and bound Miocene sedimentary basins (normal slip). This indicates that the NNW-striking faults are probably long-lived, originally forming pre or syn-mineralisation and subsequently reactivated. Determining displacement is made difficult by the multiple reactivations; however, there is evidence for individual faults having cumulative displacements in excess of several hundred metres. A regionally significant NNW-striking fault cutting through the Brestovac river valley is probably one of the largest faults in the permit area. This fault marks the boundary, between the first phase andesitic volcanism in the eastern block and the second phase volcanism in the western block and could represent a major basement suture.

There is also at least one subordinate fault trend in the TMC. The subordinate fault set varies in strike from E-W to NE-SW. These faults also have both apparent sinistral and dextral slip senses. It is not clear whether this variation in apparent slip is the result of multiple fault sets, reactivation or just an unquantified component of dip slip movement. These ENE-striking faults offset the dominant NNW-striking faults and possibly post-date mineralisation. A major NE trending fault bounds the Miocene basin on the western border of the Permit. Total displacement on these faults is difficult to estimate; however, apparent displacements of several hundred metres are mapped at several localities within the permit area.

Property Geology

Mineralisation at Cukaru Peki occurs at depths from 400 m below surface for the UZ high sulphidation epithermal mineralization to greater than 2,000 m in the LZ porphyry style mineralization. To date, the deepest drillhole intercept through LZ mineralisation is to 2,203 m, at the end of drillhole TC150054A. The deposit does not outcrop on the surface as it is buried beneath an approximately 400 m thick package of post-mineralisation sedimentary cover.

All mineralisation is hosted in late Cretaceous Phase 1 volcanics, which comprise hornblende and hornblende-biotite andesites as well as various andesitic volcaniclastic and possibly epiclastic units. Subordinate hydrothermal breccia and dioritic intrusive units are also present locally. Due to the intense alteration of the andesitic volcanics and associated intrusive rocks, the number and distribution of intrusive phases is still the subject of on-going study. Small clay-rich fault breccias are also  relatively  common  throughout  the Phase 1 volcanics.

Immediately overlying the host andesite volcanics is a relatively unaltered andesitic unit which varies in thickness from less than 5 m up to approximately 50 m. The age of this unaltered andesite relative to the underlying hydrothermal alteration and mineralisation remains uncertain. Overlying the unaltered andesite is a Late Cretaceous sequence of marl, sandstones and conglomerates which dips at a shallow angle to the west. This Late Cretaceous sequence is in turn unconformably overlain by Miocene Conglomerates and sandstones which dip at a low angle to the east and which vary from 400 to 600 m in thickness within the Cukaru Peki deposit area.

The alteration mineralogy and intensity at Cukaru Peki is quite variable, however, and based on mineral identifications using a Terraspec NIR spectrometer they have been grouped into several assemblages that are typical of high sulphidation epithermal and porphyry style alteration and associated mineralisation.

Photo logging of selected holes was also completed by SRK to assist with the structural and alteration domaining of Cukaru Peki. Although photo logging does not effectively distinguish alteration, it does identify a number of structural zones including small faults and intervals of ‘clay breccia’. Clay breccia is typified by clay rich fracture networks of variable intensity that lack evidence for significant offset along the fractures or a consistent spatial relationship with major faults.

The alteration contacts that were modelled are summaries below:

  Basal ‘fresh’ andesite contact is the boundary between the unmineralised and predominantly unaltered cover sequence and the strongly mineralised and altered andesites. This contact is commonly associated with a thin (<1 m) zone of strong clay alteration generally displaying a tectonic / sheared fabric.
  Advanced Argillic Halo comprises the advanced argillic altered intervals that form a coherent shell around the mineralisation and overprints the upper part of the LZ porphyry style mineralization. Almost all of the UZ mineralisation lies within this shell.
  Kaolinite Halo occurs outboard of the Advanced Argillic Halo, forming a thin lateral skin around the advanced argillic halo and a thicker root beneath it.
  Argillic Halo is one of the outermost alteration shells. It forms a distal halo that extends at least 200 m laterally away from the mineralisation, but does not form a root zone.
  Clay Breccia primarily forms a footwall ‘root zone’ at the base of the alteration halo and typically underneath the mineralised volcano-sedimentary layer that sits below the UZ. In addition to the basal clay breccia, there is also a zone of clay breccia that forms a steeply-dipping, sub-planar, N to NNE striking feature which projects up into the overlying argillic and kaolinite haloes. The clay species in these units has yet to be determined due to the clay fractures being too small to register a signal for the Terraspec NIR spectrometer.

Mineralization

Three styles of mineralisation are defined at Cukaru Peki, based on core logging and petrographic studies by Cvetkovi´c et al (2012) and Paˇcevski et al (2013):

  High Sulphidation Epithermal (‘‘HSE’’) mineralisation comprising massive to semi massive sulphide and vein stockworks. The UZ comprises a single coherent zone of HSE mineralisation, ranging in depth from 400 to over 1000 m below surface. The predominant sulphides are pyrite and covellite, with minor enargite and rare bornite. The massive sulphides are generally fine-grained and often display breccia textures indicative of replacement and or open-space infill.
  Porphyry mineralisation comprises quartz-sulphide vein stockwork, veinlets and disseminations of chalcopyrite and pyrite, locally bornite and with rare molybdenite. Anhydrite veins are commonly associated with this type of mineralisation. This type of mineralisation occurs in the LZ of the Cukaru Peki deposit, at depths greater than about 1000 m.
  An overprinting epithermal mineralisation phase is locally present where LZ mineralization has been overprinted by argillic to locally advanced argillic alteration. It is transitional between the shallower high sulphidation and deeper porphyry styles. It comprises covellite-digenite-pyrite and locally enargite replacing the primary sulphides (chalcopyrite-pyrite) in porphyry style mineralisation, and is associated with  quartz-clay+sericite+alunite  alteration  assemblages.

The high sulphidation UZ comprises an irregular but broadly ovoid-shaped body of mineralisation with a very distinctive internal layering. The long axis of the UZ mineralisation plunges steeply (approximately 60°) to the northwest, whereas the internal layering generally dips shallowly (approximately 30°) to the southwest. The overall sequence progresses from a high-grade covellite-pyrite massive sulphide breccia near the top of the UZ, down into a mixed zone comprising both covellite-pyrite massive to semi massive sulphide breccia and veined or brecciated advanced argillic altered andesite. With increasing depth, the proportion of massive sulphide generally decreases and the proportion of advanced argillic altered (with associated silicification) andesite increases as mineralisation becomes more vein-controlled. This downward change in mineralisation style broadly corresponds with decreasing copper and gold grades.

The LZ mineralisation has significantly less drilling and thus its overall geometry is not as well constrained as the UZ, particularly its lateral and depth extents. The sulphide mineralogy (chalcopyrite-pyrite, bornite and locally overprinted covellite) and distribution of potassic / phyllic / argillic alteration defines a somewhat irregular ‘Upper surface’ to the porphyry mineralisation; however, when looking at the copper and molybdenum assays a sub-planar grade boundary becomes apparent which dips shallowly (approximately 30°) to the west-southwest and may related to a low angle structural control.

Within the LZ mineralisation there are also distinct domains of relative lower and higher grades, these variations are possibly caused by a combination of multiple mineralisation phase events related to multiple intrusive phases. Offsetting of mineralisation by faults may also be locally important.

Deposit Types

The mineralisation identified at the Cukaru Peki deposit and elsewhere in the Brestovac-Metovnica exploration permit belongs to the epithermal and porphyry copper-gold deposit type classification. These types of mineralisation commonly occur together and are extensively described in the literature (for example, Sillitoe, 2010 and references therein). Jelenkovi´c et al 2016, Jankovi´c et al (2002) and Jelenkovi´c & Koˇzelj (2002) compare the mineralisation types in the Bor mining district, as well as other deposits in the eastern TMC, to these well-established models for high sulphidation epithermal and porphyry copper-gold mineralisation.

The Company considers that the mineralisation styles in the Bor District are relevant to the assessment of the Timok Project; however, it should be noted that mineralisation mined in other deposits in the Bor District may not necessarily be indicative of mineralisation at Cukaru Peki.

There are a number of different copper-gold deposits within the TMC, most of which are related to porphyry or epithermal style mineralisation. Jelenkovi´c et al (2016) have summarised the most significant styles of mineralisation from the Bor district, including:

  porphyry copper-gold quartz-sulphide vein / stockwork and disseminated sulphide mineralisation;
  epithermal, high-sulphidation ‘‘massive sulphide’’ mineralisation;
  skarn and contact / carbonate replacement deposits;
  vein / fault-controlled vein;
  hydrothermal volcanogenic polymetallic / sulphide-bearing matrix in intrusive hydrothermal breccia mineralisation;
  mechanical transported sulphide fragments / clasts in sedimentary mineralisation; and
  sediment hosted gold deposits.

The Bor copper-gold mining area is located approximately 5 km north of the Cukaru Peki Project area. Bor contains two porphyry systems (Borska Reka, Borski Potok) as well as various spatially associated bodies of high-sulphidation epithermal mineralisation. The high-sulphidation mineralisation consists of covellite, bornite and locally chalcopyrite and enargite found in massive fine-grained pyrite, and occurs in several deposits (including Coka Dulkan, Tilva Mika, and Tilva Ros). The high-sulphidation massive sulphide mineralisation was very high grade, and the deposits were originally mined out from the surface. Coka Dulkan, which was discovered in 1902, contained 5.45-19.4% copper and an average of 1.5 g/t gold (Jankovic et al., 2002). Novo Okno, and some of the other smaller ‘‘massive sulphide’’ deposits, are interpreted to be mechanical or ‘‘exotic’’, having been eroded and re-deposited from the original site of mineralisation.

Exploration

During 2010-2012, field work included geological mapping, geochemical surveys and large scale Controlled Source Audio Magneto-Telluric (CSAMT) and additional IP surveys. These surveys covered areas where Miocene sediments (known as the Miocene sedimentary basin target), concealed the target Upper Cretaceous volcanic rocks, as well as the Ogasu Kucajna target areas. Orientation surveys over known deposits in the Bor district were also carried out.

The CSAMT survey highlighted the position of the base of the Miocene and the location of high / low resistivity zones and potential structural zones over the UZ deposit. The CSAMT data has been used for exploration targeting and contributed significantly to the initial (drill defined) discovery of the Cukaru Peki deposit, as documented by Reservoir in a press release on 16 July 2012. Drillhole to surface IP resistivity measurements were conducted around drillhole FTMC1210, but the results were not sufficiently encouraging to justify further downhole IP surveys.

During 2013 to 2015, field work included geological mapping, structural investigations and geochemical sampling, large scale CSAMT and IP/Resistivity surveys. A seismic experimental investigation was also carried out along line 80.

The main objective of the seismic survey was to establish the feasibility of the application of seismic reflection method for investigation of mineral deposits and deep structures in this region. Seismic data were acquired using a combination of small explosive charges placed in shallow boreholes and an accelerated weight drop (‘‘AWD’’). Active receiver spread consisted of 174 channels arranged in a split spread configuration.

Drilling

Historic Drilling Programmes

Historic drilling completed on both the Brestovac and Metovnica sectors of the Brestovac-Metovnica exploration permit is summarised above. SRK has relied on summary documents provided by Reservoir in relation to historic drilling outside of the Cukaru Peki deposit area and has not completed a detailed review of collar, assay, survey and geology as part of the current phase of work. SRK is not aware of any historic drilling programmes completed within the Cukaru Peki deposit area, prior to the exploration completed by Rakita.

Current Drilling Programmes

In 2011, four holes were drilled in the Ogasu Kucajna target area in the NW corner of the Brestovac- Metovnica exploration permit. Two holes intersected tens of metres of mineralisation showing over 1.5 g/t gold and 32 g/t silver, at depths of greater than 280 m; these results were announced by Reservoir in a press release on 1 March 2012. The alteration of the host andesites and the mineralisation are interpreted to be indicative of an intermediate-sulphidation epithermal system, similar to that previously identified in the Corridor Zone. No further work has been undertaken in the Ogasu Kucajna target area.

The focus of drilling then moved southeast to an area covered by Miocene sedimentary rocks, referred to as the Miocene Basin area which contains the Cukaru Peki mineralisation. Here, drillhole FMTC1210 intersected altered andesites with covellite mineralisation at 494 m and from 598 m to 864 m, returning an intercept of 266 m, with an average grade of 1.0% copper and 0.3 g/t Au, which was announced by Reservoir in a press release on 16 July 2012. This drilling result focussed Rakita’s subsequent drilling programme, on which the Mineral Resource model presented in this Technical Report has been based.

A total of 111 holes totalling some 90,739 m have been completed by the Rakita at the Cukaru Peki Project. All drilling data available as of 14 December 2015 was made available to SRK. A summary of the Cukaru Peki holes completed by the Company is provided in Table 3.

In comparison to the previous November 2013 NI43-101 MRE, the database includes an additional 28 drillholes (23,543 m) for which assay data is available and an additional 22 drillholes (17,074 m) for which only geological logging or visual copper estimates are currently available.

Table 3: Summary of Cukaru Peki Drilling as at 14 December 2015*

Drilling Area	Drilling Type	Count	Total length (m)
Brestovac — Reconnaissance	Diamond Drilling	4	4,182.5
Cukaru Peki LZ
		23	33,070.7
Cukaru Peki Monitoring Well
		10	944.1
Cukaru Peki UZ
		60	46,516.4
Cukaru Peki Vibrating Wire Piezometer
		4	2,289.2
Cukaru Peki Water Well
		2	531.2
Miocene — Slatina
		2	1,430.0
Ogasu Kucajna
		6	1,775.3
Total
		111	90,739.4

*	Database statistics include non-sampled hydrogeological holes and exclude historic collars located away from the Cukaru Peki deposit, non-sampled RC holes and re-drilled superseded holes.

Collar Surveys

Since hole FMTC1210, all Cukaru Peki drillhole collars were surveyed using a precision GPS based on Total Station measurements, which gave a high degree of confidence in terms of the XY and Z location. Data for the holes pending assays (and some of the older holes outside of the Cukaru Peki deposit area), was obtained by hand-held GPS. This data has been provided to SRK in digital format using Gauss-Kru¨ger coordinate system grid coordinates.

Downhole Surveys

SRK has been supplied with downhole survey information for the start and the end of each hole, with readings taken at intervals ranging from 1 m to 50 m. A range of tools has been used, including a Reflex Gyro and Reflex EZ-Trac, Camteq Proshot Camera probe (CTPS200), North Seeking Gyro (NSG) and Standard DeviTool survey measurement. All azimuth readings are corrected to grid north in the database. In general, the data collected are considered to be of high precision and accuracy suitable for use in this resource estimation.

In order to compare the accuracy of the various systems, several holes, including TC150061, TC150067 and TC150064, were surveyed using both the DeviTool and Reflex Gyro or Camteq and NSG tools. The results show that different tools in the same drillhole can provide pierce-point horizontal location errors within the massive pyrite breccia some 450 m below surface of 2-8 m.

Hole Orientation

All drilling undertaken on the Project has been completed from surface. At Cukaru Peki, the drilling intersects the mineralised zone from the northeast, southwest and (predominant) vertical orientations. Drillholes are typically plotted on sections oriented north 65° east providing intersections spaced between 25-100 m apart.

The dips for inclined holes range from -50o to -85o, with hole lengths ranging from 112-2094 m. In places, fan drilling has been completed to maximise the information made available from a single drill site. It is SRK’s view that the drilling orientations are reasonable to model most of the geology and mineralisation based on the current geological interpretation.

Diamond Drilling Procedure

The drilling was performed by contractors and managed by Rakita’s geological team and viewed by SRK during its first site visit in September 2013. The drilling programme to date has been completed by three drilling contractors: Drillex International, Geops Balkan Drilling Services Ltd, S&V Drilling Mine Services d.o.o and Geomag d.o.o.

All drilling was completed using Diamond Core (‘‘DC’’). Reverse Circulation (‘‘RC’’) techniques were used in an attempt to drill through the Miocene and Upper Cretaceous sedimentary rocks overlying the andesites that host the mineralisation before switching to standard DC drilling, but this was unsuccessful. Only one drill hole was collared with RC before then switching to DC drilling.

DC drilling was performed with the use of a double tube with casing reducing from PQ to HQ and NQ rods at the appropriate depths.

Core was produced in 3 m core runs and then placed by hand into an open V-rail for measurement of recovered core length, before being transported to the drill site geologist. This geologist then inspected the core before transporting the core into numbered plastic core boxes. Cut plastic blocks were used to record core depths.

All drill sites were initially located with the use of a handheld GPS with final locations recorded by a surveyor once the drilling was completed.

Core Recovery

SRK has reviewed the drill core recovery results and found that in general the recovery is good with an average recovery of 99.0% for the entire Project.

Sampling, Analysis and Data Verification

Sample Preparation Methods

The Cukaru Peki project core shed is located approximately 400 km from the Cukaru Peki drill site. SRK visited the storage facility during the 2015 site visit and found the facility to be organised and clean.

SRK notes the potential for oxidation of the massive sulphide mineralisation to result in deterioration of the quality of the core. SRK recommends in terms of preservation for Rakita to consider vacuum packing and/or nitrogen purging the relevant core in plastic covers or storage in a freezing container. Preservation of core quality would be required for detailed re-logging and physico-chemical metallurgical tests.

All drill core is logged for recovery and RQD at the drill site before being transported to the core storage facility for photography and geological logging. A Niton XRF is used to assist with visual copper grade estimation and a Terraspec spectrometer for mineral identification. Sampling lengths are then allocated (typically 1 m and 2 m for the UZ and LZ respectively), guided by geological contacts and the core is subsequently split using a diamond core cutter. Samples are placed into heavy duty plastic bags and QAQC materials are inserted in to the sample stream. Samples are collected by the laboratory on a weekly basis for preparation and assay and all core boxes are covered and stored in the centralised core storage facility.

2011-2013 Drill Program

For the 2011-2013 drill program, samples were sent for sample preparation to the Eurotest Control EAD Laboratory in Bulgaria (‘‘ETC Bulgaria’’). ETC was previously the laboratory of the Geological Survey of Bulgaria and then privatised in 2000. Since September 2011, the company has new purpose-built premises that house in one building the entire laboratory and processing procedures as well as management and quality control. ETC Bulgaria has  accreditation  ISO  17025  for  commercial  analytical  laboratories  valid  until 31 May 2016 and also ISO 9001 certification for their quality management system

Sample preparation involved crushing to (>)95% passing -10 mesh (2 mm) using a jaw crusher prior to a 400 g split being taken and pulverized to better than 90% passing 140 mesh (140 µm) with an LM2 pulverising ring mill.

ETC Bulgaria analysed the samples for gold by Aqua Regia Digestion with AAS finish until April 2013. After this date, samples were assayed for gold by fire assay with AAS finish (which showed improved analytical performance), with high grade samples re-assayed using gravimetric finish. Copper and arsenic were assayed for by Aqua Regia with ICP-AES, with high grade copper (1-11%) re-assayed by AAS and very high grade copper (>11%) re-assayed by ICP-AES using a 0.1 g aliquot.

2014-2015 Drill Program

For drilling completed subsequent to 2013, samples were sent for sample preparation to the ALS laboratory located at Bor (‘‘ALB Bor’’) in Serbia. Sample preparation involved crushing to (>)80% passing -10 mesh (2 mm) prior to a 400 g split being taken and pulverized to better than 85% passing 140 mesh (140 µm).

Samples were sent for analysis to the ALS Laboratories in Loughrea (‘‘ALS Loughrea’’), Ireland and (for gold only) in Rosia Montana (‘‘ALS Rosia Montana’’), Romania. After March 2015, all samples were sent to ALS Loughrea. Gold was assayed for by fire assay with AAS or ICP-AES, with high grade samples re-assayed using gravimetric finish. Copper and arsenic were assayed for by Aqua Regia or 4 Acid digest with ICP-AES or ICP-MS, with high grade copper (>1%) re-assayed by ICP-AES using a 0.5 g aliquot. Both ALS Loughrea and ALS Rosia Montana are ISO 17025 accredited.

Quality Control Measures, Data Verification Procedures and Results

SRK completed a phase of data validation on the digital sample database supplied by the Company which included, but was not limited to the following:

Search for sample overlaps, duplicate or absent samples, anomalous assay and survey results. No material issues were noted in the final sample database.

Search for non-sampled drillhole intervals within the mineralised zones. SRK noted that a proportion of the drilling database (29%) was limited to geology and visual copper logging, with assays pending analysis at the laboratory. For these holes, the geology and visual copper information was used as a guide for geological modelling; they were then subsequently ignored during the compositing and estimation process. Non-sampled twin holes, representing some 2% of the sample database were noted to be superseded by more recent drilling and therefore also ignored during the modelling process.

Reservoir completes routine data verification as part of the on-going exploration programme. Checks completed include  validation  for all  tabulated  data,  including collar  and  down-hole  survey, sampling information, assay and lithology interval data, with validation of sample results from the latest phase of drilling using standards, blanks and duplicate samples inserted routinely into each batch submitted to the laboratory.

A routine quality assurance quality control (‘‘QAQC’’) program was implemented by the Company to monitor the on-going quality of the analytical database. The QAQC system included the submission of blank samples, standards and duplicates in every batch of samples, equating to a QAQC sample insertion rate of approximately 15%.

Since the start of the drilling at Cukaru Peki, Rakita has introduced 12 different standards into the analysis sample stream, sourced from CDN Resource Laboratories Ltd Canada, Ore Research & Exploration Australia, and Mineral Exploration Geochemistry Nevada.

Three of the standards have been developed based on material sourced from Cukaru Peki (namely the FR and FTK series standards), with certified limits determined based on round robin analysis and historical performance at ALS when results are within reasonable tolerance (typically 2 6%) of the initial round robin results (Jacks, 2015).

SRK has reviewed the standard results for copper, gold and arsenic and is satisfied in general that they demonstrate (with the exception of a limited number of anomalies) a reasonable degree of accuracy at the assaying laboratory.

SRK note that whilst the initial drilling programs (2011-2013) were largely supported by relatively low grade standard material (with only provisional results for arsenic), Rakita has introduced a high-grade certified standard (FTK13001) for the recent infill drilling completed (2014-2015) which is closer in line with average deposit grades. Furthermore, QAQC completed during 2014-2015 is limited to the FR and FTK series standards, which represent the higher grade range of the Rakita’s suite of standard material (Cu% 0.87-11.8, Au g/t 0.3-7.5 and As% 0.1-0.2).

With regards to sample submissions for 2011-2013 to the ETC Bulgaria, SRK noted a slight bias toward higher grade (on average +5% for Au and +3% for Cu); however, SRK considers the visual and statistical support provided by the sampling at ALS Loughrea (namely some 62% of the sample database inside mineralisation wireframes) to sufficiently smooth over any slight anomalies shown in ETC Bulgaria data, for the current level of confidence in the grade estimates.

The results of the standard sample submissions for 2014-2015 show improved accuracy for copper and gold when compared to sample submissions for 2011-2013, with mean versus assigned grade per certified standard typically within 0-2%. For arsenic, whilst the standards with only provisional certification show a degree of variability, the results from certified standards also support the indication for good analytical accuracy at ALS Loughrea (with mean versus assigned grade per certified standard within 3%).

A coarse quartz blank from a local sandstone quarry (located some 20 km from Bor) is included in the sample stream, prior to sample preparation. Blank samples were inserted in to the sample stream for copper, gold and arsenic at a rate of approximately 2.5%.

SRK has reviewed the results from the blank sample analysis, and has determined that in general there is little evidence for sample contamination at the preparation facility.

Three types of sample duplicate have been inserted into the routine sample submissions, namely field duplicates (quarter core ‘‘sample duplicates’’), coarse duplicates (‘‘crush duplicates’’), and pulp duplicates. Duplicate samples were inserted in to the sample stream for copper, gold and arsenic at a rate of approximately 7%.

The coarse and pulp duplicates for copper, gold and arsenic show a good correlation to the original samples, with a correlation coefficient typically in excess of 0.96, whilst field duplicates submitted display the poorest correlation of the three duplicate types as typically expected, with a coefficient varying between 0.86-1.0. The elevated difference in the mean grades for the field duplicates is considered to be a reflection of the geological variability and (resultant) inhomogeneous distribution of the mineralisation in the drill core.

Mineral Processing and Metallurgical Testing

In March 2015, metallurgical samples were requested from Freeport under the newly signed Timok JVSA — Section 10.02 b whereby the non-operator may request for certain testwork to be undertaken. Reservoir requested the metallurgical test work to be undertaken in the March 31, 2015 Technical Committee meeting. Eventually, the samples were received in Lakefield Laboratory in Toronto and test work commenced in November 2015. The delayed timeframe determined the rate at which this final piece of the PEA work has advanced.

Five UZ composite samples were prepared from coarse assay rejects.

Composite 1 represents the high grade DSO material. According to the mine plan, this will be shipped directly for sale. Composites 2, 3, and 4 represent the UZ at increasing depths. Composite 5, is mostly from the lower rim of the UZ and represents lower grade material that would only be mined towards the end of the project, if a lower Cut-off Grade is employed.

Procedure

The test program includes testing of the five UZ composite samples ranging from high grade massive sulphide ores, through to semi-massive sulphide. It includes mineralogy, grindability and flotation testwork.

The samples used and the scope of the testwork program are summarised in Table 4 and Table 5. The composite analyses are summarised in Table 6.

Table 4: Scope of Testwork

Sample No.	Description	Mineralogy	Head Assay	BWI	Flotation	Concentrate Analysis
1	DSO Sample	Yes	Moderate	Yes	Full Rougher	Complete
2	High Grade Massive Sulphide	Yes	Moderate	Yes	Full Rougher, Cleaner and LCT	Complete
3	Mid-Grade Massive Sulphide	Yes	Moderate	Yes	Full Rougher, Cleaner and LCT	Complete
4	Semi-Massive Sulphide	Yes	Moderate	Yes	Full Rougher, Cleaner and LCT	Complete
5	Low Grade Massive Sulphide	Yes	Moderate	Yes	Full Rougher, Cleaner and LCT	Complete

Table 5: Detailed Scope of Testwork

Sample Receipt & Inventory
Sample Preparation
Head Assay
Mineralogy
Grindability Testwork — BWi
Cyanidation Test
Rougher Tests F1-F25
Cleaner Tests CL1-29
Locked Cycle Tests on Composites 2, 3, 4 & 5
Reporting

Table 6: Head Characterisation of Composites

Element / Oxide	Unit	Sample ID
		Comp 1	Comp 2	Comp 3	Comp 4	Comp 5
Cu	%	19.1	7.97	4.31	2.63	1.39
Fe	%	28.3	24.6	17.1	12.9	8.46
As	%	0.38	0.51	0.38	0.23	0.07
Au	g/t	16.9	4.00	2.61	1.94	2.87
Ag	g/t	18.4	8.3	4.9	4.2	4.9
S	%	44.1	34.2	24.8	19.7	16.3
S2-%		40.4	32.0	23.9	18.4	14.4
Net S2-%		39.2	31.5	21.8	15.5	9.60
Insol SO4 as S	%	1.16	0.47	2.13	2.92	4.79
SiO2%		4.26	30.8	41.9	47.5	43.9
Al2O3%		0.49	1.27	5.44	7.21	11.9
Fe2O3%		40.5	35.2	24.4	18.4	12.1
MgO	%	0.001	<0.005	<0.005	0.005	0.009
CaO	%	0.04	0.23	0.09	0.23	0.22
Na2O	%	0.02	0.07	0.34	0.57	0.84
K2O	%	<0.05	0.17	0.97	1.19	1.90
TiO2%		0.13	0.15	0.27	0.30	0.40
P2O5%		<0.2	<0.2	<0.2	<0.2	<0.2
MnO	%	0.009	0.005	0.008	0.008	0.008
Cr2O3%		0.003	<0.02	<0.02	<0.02	<0.02
V2O5%		0.02	<0.04	<0.04	<0.04	<0.04

Results

The results of XRD analysis are summarized in Table 7. Composite 1 consists of major amounts of pyrite, moderate covellite, minor amounts of enargite, and trace amounts of quartz and chlorite. Composites 2-4 consist of minor amounts of covellite and enargite and varied amounts of pyrite and alunite and composites 2-4 present some similarity in mineralogical composition. Composite 5 comprises of minor amounts of covellite and pyrite, but trace amounts of enargite.

Table 7: Summary of XRD Results on Each Bulk Composite

Sample ID	Major (>30% wt)	Moderate (10-30% wt)	Minor (<10% wt)	Trace (<2% wt)
Comp 1	pyrite	covellite	enargite, barite	*quartz, *chlorite
Comp 2	quartz, pyrite	—	covellite, enargite, alunite	*chlorite
Comp 3	quartz, pyrite	alunite	covellite, enargite	*chlorite
Comp 4	quartz	pyrite, alunite	covellite, enargite	*chlorite
Comp 5	quartz	alunite	pyrite, covellite	*chlorite, *enargite

*	tentative identification (diffraction line overlap or poor crystallinity) of chlorite-like mineral

All Composites 1-5 can obtain a copper concentrate grading +40% Cu with at least 96% copper recovery. The grade and recovery relationships correspond to optimistic projections of the best possible performance that can be achieved under perfect separation. Stereological effects also tend to overestimate liberation, as sectioned middlings may appear liberated.

All composites were subjected to rougher flotation testing. Composites 2, 3, 4 and 5 were also subjected to batch cleaner flotation testing and Locked Cycle Tests.

During early discussions, RMC decided to follow the FMEC experience from their preliminary testing and produce two concentrates in the rougher flotation stage, namely a bulk copper concentrate and a pyrite concentrate. This was achieved by adding lime, collector 211 and MIBC to depress pyrite and float the copper minerals. Pyrite flotation was subsequently achieved by lowering the pH with sulphuric acid and adding PAX, and copper sulphate.

Similarly, during the cleaner flotation, two concentrates were produced for sale or further treatment, namely a low arsenic concentrate and a high arsenic concentrate. This ‘‘low arsenic’’ and ‘‘high arsenic’’ split was only required on Composites 2, 3 and 4, as Composite 1 represents DSO material. Composite 5 did not respond as well to the split. Given that it had a higher copper to arsenic ratio, a single cleaner concentrate was produced, which, although higher than 0.5% As, proved to be lower in arsenic than high arsenic concentrates from the other Composites.

The split between low arsenic and high arsenic concentrate was achieved by exploiting the differing flotation kinetics of covellite and enargite, where the covellite floated much faster than the enargite.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resource model prepared by SRK utilises some 90,739 m of drilling for a total of 111 drillholes at the Cukuri Peki site. The Mineral Resource estimate was supervised by Mr. Martin Pittuck, C. Eng, FGS, MIMMM an ‘‘independent qualified person’’ as defined in National Instrument 43-101. The effective date of the resource statement is 31 March, 2016.

No Mineral Reserve Estimate has been made at this time; most of the Mineral Resource is Inferred and a Pre-feasibility study has not been completed.

To the best of SRK’s knowledge, there are no environmental, permitting, legal, title, tax, socio-economic, market, political or other relevant factors that would affect the Mineral Resource presented here.

Mineral Resource Estimate

CIM Definition Standards for Mineral Resources and Mineral Reserves (November 2010) defines a Mineral Resource as a:

‘‘concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge’’.

The ‘‘reasonable prospects for eventual economic extraction’’ requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries.

SRK used the technical economic model (‘‘TEM’’) developed for the PEA to determine the minimum copper grade in mill feed which gives sufficient net smelter return including gold credits (‘‘NSR’’) to cover operating costs and sustaining capital costs for steady state mining.

SRK subsequently applied 30% uplift to the NSR as appropriate for assessing eventual economic potential of Mineral Resources to determine that a cut-off grade of 0.75% Cu is suitable for reporting Mineral Resources.

The Resource Statement for the Cukaru Peki deposit is shown in the Table 8; a high grade subtotal is given using an arbitrary 10% Cu grade split.

Table 8: SRK Mineral Resource Statement as at 31 March 2016 for the Cukaru Peki Deposit prepared in accordance with the CIM Code

Category	Grade Category % Cu	Tonnes Mt	Grade			Metal
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Indicated	>10.0	1.2	15.5	12.4	0.21	0.2	0.5
	0.75-10.0	0.5	8.2	5.1	0.27	0.04	0.08
Inferred	>10.0	1.2	13.2	10.5	0.20	0.2	0.4
	0.75-10.0	33.8	2.5	1.4	0.17	0.8	1.5
Total-Indicated		1.7	13.5	10.4	0.23	0.2	0.6
Total-Inferred		35.0	2.9	1.7	0.17	1.0	1.9

1.	The cut-off grade used for the estimate is 0.75% Cu.

2.	All figures are rounded to reflect the relative accuracy of the estimate.

3.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	The Mineral Resource is reported on 100% basis.

Assumptions, Parameters, and Methods Used to Estimate Mineral Resources

  The resource estimation methodology involved the following procedures:
  database compilation and verification;
  construction of wireframe geological models and definition of Resource domains;
  data conditioning (compositing and capping review) for statistical analysis, geostatistical analysis;
  variography, block modelling and grade interpolation;
  resource classification and validation;
  assessment of ‘‘reasonable prospects for economic extraction’’ and selection of appropriate reporting cut-off grades; and
  preparation of the Mineral Resource Statement.

SRK was supplied with drilling data in a Microsoft Excel Database on 14 December 2015. The database has been reviewed by SRK and imported into Datamine to complete the Mineral Resource Estimate. SRK is satisfied with the quality of the database for use in the construction of the geological block model and associated Mineral Resource Estimate.

Ordinary Kriging (‘‘OK’’) was used for the grade interpolation for Cukaru Peki for copper, gold and arsenic. Search ellipses were orientated to follow the trend of each domain with Datamine’s Dynamic Anisotropy used to control search ellipse orientation in the MPB domain. Domain boundaries have been treated as hard boundaries during the estimation process for copper and gold.

With regards to arsenic, visual analysis during iterative grade estimation suggested a close spatial correlation between mineralisation domains GROUP 100-300. Therefore, a soft boundary was applied for grade interpolation, with the variogram from KZONE 300 re-scaled for use in the estimate given its well-defined nature and (based on subsequent analysis) appropriate representation of the combined domain.

Inverse distance weighting (‘‘IDW’’) was used for the interpolation of grade for GROUP 400 (given too few samples to define a variogram of sufficient clarity), the interpolation of density values and for verification of the OK estimates for copper, gold and arsenic.

The selected estimation parameters have been verified based on the results of a quantitative Kriging Neighbourhood Analysis (‘‘QKNA’’), and are presented in the Table 9.

Table 9: Summary of Final Estimation Parameters for Cukaru Peki

Estimation Parameters						Description
KZONE	101, 102	200	300	400	101-300	Kriging zone for estimation
FIELD	CU_PCT, AU_PPM, AS_PCT (400 only)				AS_PCT	Field for interpolation
SREFNUM	1,2	3	4	5	7	Search reference number
SMETHOD	2	2	2	2	2	Search volume shape (2 = ellipse)
SDIST1	65	65	65	150	60	Search distance 1 (dip)
SDIST2	65	65	65	150	120	Search distance 2 (strike)
SDIST3	10	65	30	150	60	Search distance 3 (across strike)
SANGLE1	Dynamic	0	225	0	352	Search angle 1 (dip direction)
SANGLE2	Dynamic	0	35	0	66	Search angle 2 (dip)
SANGLE3	0	0	0	0	0	Search angle 3 (plunge)
SAXIS1	3	3	3	3	3	Search axis 1 (z)
SAXIS2	1	1	1	1	1	Search axis 2 (x)
SAXIS3	3	3	3	3	3	Search axis 3 (z)
MINNUM1	9	6	12	6	12	Minimum sample number (SVOL1)
MAXNUM1	30	24	30	24	30	Maximum sample number (SVOL1)
SVOLFAC2	2	2	2	2	2	Search distance expansion (SVOL2)
MINNUM2	9	6	12	6	12	Minimum sample number (SVOL2)
MAXNUM2	30	24	30	24	30	Maximum sample number (SVOL2)
SVOLFAC3	3	3	3	3	3	Search distance expansion (SVOL3)
MINNUM3	3	2	2	2	2	Minimum sample number (SVOL3)
MAXNUM3	30	24	30	24	30	Maximum sample number (SVOL3)
MAXKEY	3	0	3	0	3	Maximum number of samples per drillhole
SANGL1_F	TRDIPDIR	0	0	0	0	Dynamic Anisotropy (‘‘0’’ = not used)

Mining Operations

The deposit is likely to be mined by conventional underground mining methods in two or three phases:

Phase 1 ‘‘DSO’’ Starter Mine will access very high grade mineralisation (13% Cu and 10.6 g/t Au) which may be shipped directly to smelters after crushing and grinding only. The DSO mineralisation is at the top of the deposit, some 400 m below surface and will be mined at a rate of up to 0.6 Mtpa for 3.5 years; initial mining access is via a 2.5 km long dual decline.

Phase 2 UZ Main Mine is envisaged to extract the remaining deposit down to a depth of some 800 m below surface where copper grades reduce to 2.5%. Production increases over a 10 year period from 0.8 to 2.0 Mtpa. The PEA base case LOM is based on Phases 1 and 2 only.

Phase 3 UZ Main Mine Extension which would extract the remaining deposit until copper grades fall to 1.0%. Production continues for another 8 years at a rate of 2.0 Mtpa

All phases of mining are planned to use Sub Level Open Stoping (‘‘SLOS’’) mining method with back fill.

This approach reduces initial development capital and maximises early copper production and revenue.

This is a key assumption to achieve the high economic returns of the Project.

Mining production grade and tonnage profiles have been generated using for each mine phase (DSO and UZ) by scheduling production from basic stope designs based on Indicated and Inferred Mineral Resources identified in SRK’s block model using industry standard software and methods.

The annual production target used for DSO mine planning was 70 kt contained copper in the mill feed. Using a diluted cut-off grade of 9.3% Cu, it was determined that approximately 1.9 Mt of material at an average mill feed grade of 13.0% copper and 10.6 g/t gold will acheive this objective, containing a total of 248 kt of copper and 649 koz of gold. This equates to approximately 545,000 tpa of DSO, for 3.5 years. This material is sourced from both Indicated and Inferred Mineral Resources.

To ensure continuous production from the underlying UZ main mine, a flotation plant is scheduled for commissioning 3.5 years after DSO production commences. The float material available at a 1.0% Cu cut-off grade is 27.5 Mt at an average grade of 3.0% copper and 1.75 g/t gold. In the first six years, mill feed grades are much higher which allows the plant to process 0.8 Mtpa recovering >70 ktpa copper and 150 koz gold. After this period, mill feed grades are lower so the plant capacity is increased to 2.0 Mtpa and the annual contained copper reduces gradually to 20 ktpa and gold production reduces gradually to 20 kozpa reflecting the declining copper and gold grades with depth.

Based on a review of the deposit characteristics, several mining methods were considered. The mining method selected is the sublevel open stoping method with a combination of primary and secondary stopes orientated along strike and single width tertiary stopes orientated perpendicular to strike. The method chosen was based on the geometry of the deposit, the distribution of grade zones within the deposit, and the desire to be able to extract the highest grade material at the start of the operation while incurring minimal dilution.

Processing and Recovery Operations

The proposed extraction strategy for the project is to first mine the high grade DSO material followed by the lower grade flotation feed material to produce a concentrate. All extraction is via a twin decline exiting to the north of the deposit. Mined material will be stockpiled on surface near the portal location for rehandling and transport to the processing facility or to market. Approximately 190,000 t of lower grade mineralisation to be processed eventually by flotation will be stockpiled during the DSO phase.

The PEA assumptions for concentrate production are based on preliminary metallurgical testwork and mineralogical work completed on Cukaru Peki UZ samples. The copper mineralogy consists primarily of covellite with lesser enargite, and minor colusite, bornite and chalcopyrite. Enargite and colusite contain arsenic and therefore the arsenic grade of any copper concentrate will be a key consideration for smelter choice, terms and penalty charges.

The PEA envisages the following production schedule:

  DSO with copper grade of 12-14%, a gold grade of 9-15 g/t and an arsenic grade of 0.13-0.25% that could be smelted directly after crushing and milling during the first three to four years of production;
  Subsequent production of two copper concentrates:
      Up to 100 ktpa of a ‘Low Arsenic’ high Cu concentrate with a copper grade of 52-58%, a gold grade of 3.9-6.3 g/t and an arsenic grade of 0.48% after blending; and
      50-100 ktpa of a ‘High Arsenic’ relatively high Cu concentrate with a copper grade of 37%, a gold grade of 3.4-12.8 g/t and an arsenic grade of 2.5-5.5% after blending.

Both concentrates are within marketable ranges, with no other significant deleterious elements identified.

Table 10 summarises value drivers through the mine phases. Phase 1 DSO production contains approximately a third of the gold and a quarter of the copper in the life of mine mill feed (‘‘ROM’’), which will derive revenue in the first four years of the mine life according to the smelter payment terms assumed in the PEA. Once concentrate production commences, two thirds of the copper in ROM is recovered in concentrate though the life of mine. The majority (60%) of the gold in ROM reports to a pyrite concentrate which is considered as a waste product in the PEA; this will be stored separately and will be targeted for additional processing testwork in future technical studies.

Table 10: Mine Gate Production

	Metal in ROM	Recovered Metal sent to smelter ‘‘ex mine gate’’
		DSO	Combined low and high arsenic concentrates
Mining Period	Year 1-19	Year 1-4	Year 4-19
Copper (kt)	1,077	248	702
Gold (koz)	2,195	649	277
Arsenic (kt)	53	4	33

Operating cost assumptions are based on relevant industry benchmarks. Capital costs for the concentrator are also benchmarked against industry peers, scaled according to production rate.

The PEA assumes that the copper will be recovered from Cukaru Peki mineralisation by either of two methods:

  initially in the Starter DSO Mine phase, it is recovered by direct sale of the milled material to smelters without upgrading; and
  later in the Main UZ Mine phase it is recovered by rougher and cleaner flotation either into ‘‘low arsenic’’ and ‘‘high arsenic’’ concentrates, or into a single As-containing Cu concentrate.

In order to meet the expected materials handling needs of the end users, it is assumed that DSO will be crushed to a nominal size in the order of P100 <2 mm before being bagged, or trucked directly to smelters. The DSO crushing and screening plant will be located near to the underground access decline.

Infrastructure, Permitting and Compliance Activities

Surface infrastructure requirements that have been considered in this study include power and water supply, access, administration facilities and export logistics. The Project site is close to existing road, rail and power, there is skilled labour available with mining experience from the regional capital Bor which is 5 km from the UZ Mine. The government owned RTB Bor smelter, also in Bor town, is anticipated to have capacity to smelt and refine some of the mine’s product. Supply of water for the mine is not expected to be a concern with opportunities being considered for nearby rivers and Bor Lake.

Several tailings disposal sites have been assessed and costs of impoundment construction have been estimated to a basic level. It is assumed that the tailings impoundment construction material and mining backfill aggregate will be available from a supplier or from a quarry close to the mine though this has not been studied in detail for this study. Consideration has been given to a number of possible options for transporting product locally to the Bor smelter complex and export to European and other international smelters making use of local rail head options to a Danube port or a coastal port to ensure export options are reasonably well understood.

The following support infrastructure will be required at the mine site to support mining operations:

  heavy / light vehicle roads and general administration facilities;
  change houses, mobile equipment maintenance and associated logistics stores;
  utilities (fuel, power, water, communications and security);
  bulk materials handling and product load out infrastructure; and
  mine site waste management.

SRK anticipates that the workforce will be predominantly locally sourced and will be accommodated within the Bor town.

Power Infrastructure

Initial project power might be sourced via a 35 kV transmission line serving a privately owned substation which is located 2 km to the northwest of the deposit. Following discussions with the Serbian Power Authority (Public Enterprise Elektomreza Serbia, hereinafter referred to as ‘‘PEES’’), SRK understands that the 35 kV transmission line may have insufficient capacity to provide a suitable life of project solution.

PEES has advised that the Project could be supported by a new double 110 kV connection from the existing 110 kV transmission line which connects the Bor 2 and Zajecar 2 substations and passes to the east of the deposit. Based on the anticipated loads, possible mine site power demand is estimated between 15 and 30 MW which can be provided by this solution.

In 2014, based on a 110 kV feed PEES advised an energy tariff including taxes of EUR0.065/kWh (USD0.09/kWh).

SRK has assumed that the local power infrastructure has sufficient capacity to support the proposed development; however, this is subject to discussions with the Serbian Power Authority, and that the energy tariff for the project will have to be negotiated between Rakita and PEES.

Potable Water and Sewerage Infrastructure

SRK understands that a buried potable water pipeline which connects Bor town with the Bor airstrip passes in front of the project site entrance. There are no domestic waste water treatment plants nearby, but two are planned at Brestovac and Slatina. For the purposes of this PEA, it is planned that sewerage will be stored on site and transported to one of the planned municipal waste water treatment plants. Future discussion with the Ministry of Agriculture and Water Resources will be required to more clearly define connections for drinking and sewerage water connections.

Surface Layout

The Project’s surface footprint will include the mine’s facilities, access roads and processing plant, waste rock dump, tailings storage facility.

Based on the current Mineral Resource and anticipated waste disposal requirements, there appears to be sufficient undeveloped and agricultural land that could accommodate the proposed development. Rakita will need to obtain the rights to access and develop this land before being able to implement the mining and infrastructural works discussed in this PEA. Land acquisition has begun, but needs to be continued and accelerated to secure sufficient land in time to realise the schedules in the PEA.

Two sites are considered to provide reasonable options for the plant site; one to the north and one to the south of the deposit. These options are both considered viable sites for the mine infrastructure and should be explored in further detail at a later stage of the Project.

Local and Regional Export Logistics

There are a range of potential export logistics solutions. Following discussions with regional rail operators, road authorities and an assessment of potential export ports and barge loading facilities, SRK recommends a logistics trade-off study in collaboration with the project marketing strategy.

For the purposes of this PEA, SRK has considered transporting relatively small amounts of DSO and concentrate to the smelter at Bor. The remainder is likely to be exported; a range of options remain open and require to be addressed in any future study. There are various logistics options which SRK has considered for the commercial export of DSO and concentrate:

  road and rail transport to the Black Sea or Adriatic Sea;
  road or rail transport to the River Danube and barge to the Black Sea; and

  road transport to the Adriatic Sea. Potential Black Sea ports include:
  Varna in Bulgaria has two port terminals with coal, coke, petroleum coke and clinker handled at three berths at the Varna West terminal. The port has good road and rail transport links with the Project area.
  Burgas in Bulgaria handles general cargo including metals, wood, paper and foodstuffs. Bulk cargoes including coal, sugar, ammonium nitrate and small shipments of concentrates are also handled. The port has good road and rail transport links with the Project area.
  Constan¸ta in Romania is one of the major dry bulk handling port terminals in Europe. The port benefits from good road and rail transport links with the Project area and is also served by a canal channel from the river Danube, which offers the opportunity of barge transportation from Serbia.

Potential Adriatic Sea ports include:

  Bar in Montenegro is capable of handling some 5 Mt of cargo, including timber, containers, general cargo, bulk, grain and liquid cargo. Due to constrained transport links, the port currently operates below this capacity; however, the planned development of motorway and railway corridors between Belgrade and Bar may improve the viability of this port.
  Durre¨s in Albania handles much of Albania’s import/export trade and can accommodate containerised and bulk cargo including minerals, coal, grains, clinker and cement. The port has good road and rail transport links with the Project area.

The Balkans region is well served with an extensive rail network that provides good connections with regional ports. The ports of Varna and Burgas can all be reached by rail via Niˇs in Serbia and Sofia in Bulgaria and the ports of Bar and Durre¨s can be reached via Niˇs and Poˇzega in Serbia.

The port at Bar in Montenegro currently operates below its capacity due to constrained transport links. The planned development of motorway and railway corridors between Belgrade and Bar may improve the viability of this port.

The Black Sea port of Constantia has good regional road and rail links. The port is also served by a canal from the River Danube. Material could be barged some 625 km along the River Danube from Prahovo, some 75 km by road or 94 km by rail from the Project site. River barge convoys of 6,000 to 9,000 t take six to seven days. Prahovo has existing barge loading infrastructure suitable for the volumes envisaged for the project and has capacity to store up to 100,000 t.

A new road/rail transfer station comprising new reception/departure and loading sidings, materials handling/storage and associated access/support infrastructure will be required to support the export of DSO and concentrate by rail. Two potential locations have been considered:

  Slatina, located to the east of the project area which will require a new 3 km long access road and a bridge crossing the Bor River, with a total haulage distance of approximately 6 km; and
  Vrazogrnac, located to the south of the project area which would utilise existing road infrastructure for much of the 19 km haulage route.

For the purposes of this PEA, it is assumed that DSO and concentrate will be transported using 40 t (25 t capacity) road haulage trucks.

Assuming 320 haulage days per annum and 10 hours haulage per day; SRK estimates 14 laden trips will be required per hour for every 1 Mtpa concentrate production.

The National Route 4 running east-west through the property is a bituminous road in good condition and suitable for transportation to either Vrazogrnac or the new access road to Slatina.

Environment

The potential impacts of the Project on downstream water quality will need to be defined to ensure that there are adequate measures in the project design to prevent significant impacts occurring. As there are already existing impacts on water quality in the Veliki Timok catchment from the RTB Bor operations, regulatory authorities and other stakeholders are expected to show a high level of interest in water management and will require this is properly addressed in the processes for obtaining environmental approvals for the Project. The work still required to define impacts includes:

  Groundwater and surface water studies to improve predictions of the quantity of water that could flow into the mine workings. The information is needed to clarify whether there could be discharges for water to the environment, either directly from the workings and/or as a result of a positive mineral processing water balance.
  Groundwater investigations at the site of all mine residue disposal facilities and particularly the site of the TSF.
  Geochemistry studies to determine the potential quality of water seeping from mine residue disposal facilities, particularly the TSF.
  Modelling to define any pollution plumes that could emanate from the mine and TSF sites.

Sufficient specialist investigations will need to be undertaken to define potential biodiversity and cultural heritage impacts and  identify appropriate mitigation  and compensation measures,  where avoidance is not possible.

Although natural habitats in the Project area have been modified by human activity, a number of protected species are present, particularly in areas of intact woodland along streams (ERM, 2015 a). The Project could have impacts on protected species, either directly or through loss of habitat.

On the basis of existing evidence, it seems moderately likely that some buried archaeology of prehistoric, Roman or medieval date exists within the northern Project area, particularly close to the Borska Valley (ERM, 2015 b). The development of the mine in this northern area may disturb such remains. The chances of disturbing buried archaeology in the southern Project area are slightly lower. Development in the Project area is likely to result in historic rural buildings being removed, which will be an impact on local indigenous heritage. There may also be an impact on Vlach intangible sites.

Permitting

The environmental approvals required to obtain the primary mining and building permits to develop the project are identified above in Table 2.

The approval process for development for the mine that is likely to take the longest to complete is EIA approval. It is a three-step process that includes three rounds of public involvement, three decisions by the environmental authority and three corresponding opportunities to appeal decisions. At best, it can be completed within nine to ten months. In reality, a full EIA process for a mine will take more than 18 months to complete. The Serbian guidelines on the EIA process suggest that regulatory authorities should process the submissions within certain timeframes. Generally, the time limits are not observed for a variety of reasons and the processing of submissions often takes much longer. RMC has allowed a period of 30 months for EIA baseline studies, the EIA process and EIA approval.

A review of the compatibility of the proposed mining development with spatial plans will need to be undertaken in order obtain permits to develop the mine. It is not expected that the development would be incompatible with national, regional or local spatial plans; mining operations have been on-going near to the Project site for over a century. Existing spatial planning documents that are relevant to the Project include:

  Spatial Plan of Bor municipality (adopted by the Bor municipality in January, 2014);
  Regional Spatial Plan of Timocka Krajina (Official Gazette RS, 51/2011); and

  decision on developing Spatial Plan for Special Purposes for Bor-Majdanpek mining basin (Official Gazette RS, 4/2014).

These documents mention potential mining in the Bretovac-Metovnica area, but not explicitly or in detail.

Even if exploitation in the Bretovac-Metovnica Exploration Permit area is considered to be compatible with the regional and local spatial plans, it will be necessary to submit a Spatial Plan for Special Purposes. The plan would need to be approved mining permits can be granted. The Spatial Plan for Special Purposes must identify the services and infrastructure needed to support the project, some of which will have to be developed by government. It should provide a basis for the ‘‘agreement on the strategic partnership with the Republic of Serbia related to the exploitation of mineral ore reserve that is of strategic importance for the Republic of Serbia’’.

Generally, it takes six months to get approval of a Spatial Plan for Special Purposes. RMC has allowed approximately one year to undertake an SEA and prepare a Spatial Plan for Special Purposes. There is an opportunity to reduce this time. SRK understands that the Spatial Plan for Special Purposes for Bor-Majdanpek mining basin is being updated for new developments at RTB Bor. RMC could participate in the update such that the Cukaru Peki Project is included in the plan. Information on the location of mine infrastructure, including the TSF, would be required for this inclusion.

The Law on Waters regulates water protection, water use and management of water resources. It also deals with transboundary watercourses. The ministry responsible for water resources will have an interest in the following when taking decisions on water conditions, water consents and water permits:

  supply of water to the Project;
  flood hazards and flood protection measures;
  watercourse diversions;
  the geochemistry of mine residues (waste rock and mineral processing wastes);
  water use in the mining and mineral processing operations;
  water treatment requirements, including sewage treatment;
  hydrogeological conditions prevailing at the site of the workings and residue disposal facilities (waste rock dumps and the TSF); and
  measures needed to prevent polluted seepage emanating from the residue disposal facilities.

As the Project is located close to the border with Bulgaria and in the catchment of the transboundary Timok River, transboundary impacts will have to be addressed in the environmental approvals for the Project. This is a requirement of the 1991 UNECE (Espoo) Convention. The principles in this convention have been introduced into EU Directives and Serbian legislation on EIA and on water management. The Bulgarian ministries for environment and waters will have to be involved in the decisions to grant environmental approvals to the Project.

It is not expected that there will be difficulties obtaining cultural heritage and nature conservation approvals for the Project.

Social and Community Factors

SRK understands that there has been on-going interaction with local landowners and local communities in close proximity to the Project site during exploration activities, but there is no formal stakeholder engagement system in place for the Project. No formal stakeholder engagement plan and no formal process of recording all information shared with stakeholders is in place.

There is a Project office in Bor where stakeholders can view information on the Project and speak to Project representatives. The office is open normal office hours.

For exploration, agreements have been reached with landowners of each drill site. The agreements cover compensation for disturbance and the requirement for full rehabilitation of the site. Drill sites are photographed before commencement of the drilling, and after completion of the rehabilitation.

The various processes to obtain approvals for the Project will provide stakeholders with numerous opportunities to comment on the Project and influence the regulatory authorities’ decisions to approve the Project. At present, it is not possible to judge how stakeholders will view the Project. Local farmers and communities will draw on their experience of RTB, which are likely to be negative when considering pollution and positive when considering the impacts on the local economy.

It is realistic to expect that the Project will be subject to much scrutiny by regulatory authorities and other stakeholders during permitting processes. Care will have to be taken to ensure that constructive relationships are developed with all stakeholders who have an interest in the project.

The Project infrastructure could be located within 2 km of the Brestovac settlement. People living in this urban area and on farms within 2 km of the Project infrastructure could be disturbed by noise from construction and operational activities (including the noise of pumps and ventilation fans), blasting vibrations during shaft development and dust from construction activities and mine residue disposal facilities.

Regulatory authorities are likely to require that predictions of noise, vibration and air quality impacts are made and appropriate measures are developed to reduce these to acceptable levels. This is likely to be the case for the bulk sample works, as well as the mine development.

The Project will disturb agricultural land through infrastructure development and possibly by causing surface subsidence above the mine workings if there is full extraction of UZ using SLC (not currently considered in this PEA). Detailed primary data on land use in the immediate vicinity of land that will be disturbed by the Project has not been obtained yet. It is not possible, therefore, to make a clear statement about the impacts of the land disturbance on land users and their livelihoods. When these data are available, it may be possible to site infrastructure to limit losses of productive farm land and to minimise economic and physical displacement of people.

Capital and Operating Costs

Capital Costs

Capital costs have been estimated using a combination of benchmarks, quotation and first principles estimates, based on the mine designs, schedules and infrastructure layouts presented herein. Indirect and Engineering, Procurement, Construction and Management (‘‘EPCM’’) have been estimated at 32.2% of direct capital costs for infrastructure and the processing plant. A contingency of 25% has been applied to:

  all pre-production capital expenditure;
  start-up capital associated with 1.0 Mtpa floatation plant; and
  expansion and sustaining capital where it relates to mining equipment, mining infrastructure, fill plant, the 2.0 Mtpa flotation plant expansion and TSF.

The majority of the mining capital expenditure is incurred pre-production (Table 10), totalling USD77.13M. The mining pre-production capital expenditure is consistent for both main mine scenarios.

Table 10: Pre-production mining capital expenditure

Activity / Category	Units	Capital Cost
Development
Development (Support, Blasting & Services)	(USDM)	11.42
Vertical Development	(USDM)	0.81
Equipment Operating	(USDM)	8.51
Labour	(USDM)	14.97
Ventilation	(USDM)	0.53
Dewatering	(USDM)	0.25
Power	(USDM)	0.80
Backfill	(USDM)	0.28
Subtotal	(USDM)	37.59
Equipment
Equipment	(USDM)	19.51
Backfill Plant	(USDM)	9.61
Total Miscellaneous	(USDM)	10.42
Subtotal	(USDM)	39.54
Total	(USDM)	77.13

Processing capital costs have been estimated based on comparisons with similarly sized plants, utilising a similar flowsheet to that proposed herein (Table 11).

Table 11: Processing capital expenditure

Activity / Category	Units	Cost
DSO Plant	(USDm)	26.6
Floatation 1.0 Mtpa	(USDm)	11.4
Floatation 2.0 Mtpa	(USDm)	38
Total	(USDm)	76

Tailings disposal capital costs includes those associated with; tailings transport system; site clearance; ground preparation; dam construction; impoundment lining; and, construction of the decant, return water and drainage systems (for the LOM), to allow for the first five years of deposition.

Table 12: TSF Capital Expenditure

Item	Units	Capital Cost
Land clearing costs
Tree cutting and site clearing (full footprint)	(USDM)	0.55
Grubbing and sub-grade prep. (0.1 m)	(USDM)	0.28
Construction costs
TSF embankment fill (Quarry)	(USDM)	6.00
TSF embankment fill (Mine Development Waste)	(USDM)	0.61
TSF liner	(USDM)	3.05
Perimeter ditch and surface water diversion	(USDM)	0.68
Power line	(USDM)	0.33
Tailings delivery system (pipelines; pumps and ancillaries)	(USDM)	1.28
Water return (floating barge; pumps; pipelines; return water dam;ancillaries)	(USDM)	0.64
LOM Spillway (reinforced concrete intake; chute; stilling basin)	(USDM)	1.07
Total	(USDM)	14.5

Mine site infrastructure capital expenditures have been estimated on the basis of relevant benchmarks, as follows:

  USD44M for the DSO initial mining phase; and
  USD20M for the commencement of the main mining phase.

SRK’s opinion is that the closure cost for the UZ Main Mine, as described in this PEA, is in the order of USD20M and could possibly be as high as USD40M; a value of USD22.5M is reflected in the TEM. This opinion is based on knowledge of closure costs for similar mines in Europe and Africa.

Operating Costs

Operating costs have been derived from first principles in most cases. Data has been obtained from Reservoir Minerals personnel, equipment suppliers and mining cost databases. Operating costs have been grouped into major categories and are shown in Table 13.

Operating production costs include all operational costs excluding pre-production and capitalised development. Backfill costs are included in operating costs. The following are key unit metrics for the project:

Table 13: Breakdown of operating costs per mining phase

	DSO (USDM)	2.5% COG (USDM)	1% COG (USDM)	Total (USDM)
Development	4.31	16.82	9.31	30
Stope Blasting	3.24	18.07	20.74	42
Equipment	21.86	89.90	86.57	198
Labour	18.59	67.66	56.68	142
Ventilation	1.44	4.62	3.97	10
Dewatering	0.59	1.76	1.54	4
Power	1.98	6.48	5.53	14
Backfill	23.43	147.97	160.80	332
ROM Rehandle	1.76	13.27	14.30	29.5
Total	77	367	359	802

Economic Analysis

The TEM is based on phased development of a Starter DSO mine producing a DSO product through on-site comminution in years one to four and then a Main UZ Mine producing two marketable copper-gold sulphide concentrates (low arsenic and high arsenic respectively) through a conventional crushing, grinding and flotation circuit.

Two scenarios have been analysed; a base case which mines until grade reduces to 2.5% copper and an extended case which mines additional material until grade reduces to 1.0% copper. For illustrative purposes, a project valuation for each scenario is presented in Table 14.

The TEM is reported on a post-tax and pre-finance basis with the following key assumptions:

  all currency and the valuation is presented in US Dollar (USD);
  a base case discount rate of 8%;
  the TEM is in real 2016 terms and no nominal model is presented;
  the annual intervals are July-June with the TEM starting in July 2017 although the start date of the project is subject to change as the supporting detail is preliminary in nature;

  the NPV is presented from the project start date with cashflows discounted from July 2017 which reflects the Project commencement date;
  depreciation is on a 10% declining balance basis;
  corporate tax rate of 15%;
  sunk capital of USD 150 million at start of production; and
  an NSR royalty rate of 5%

A Preliminary Economic Assessment of the Project has been derived based on the application of Discounted Cash Flow (‘‘DCF’’) techniques to the post-tax, pre-finance cash flow based on the inputs and assumptions presented in this and previous sections of this PEA. All figures are presented in real terms.

In summary, for the 1.0% COG at a Cu price of USD3.00/lb and gold price of USD1,200/troy ounce, an 8% discount rate the project has a post-tax, pre-finance NPV of USD1,631M and an IRR of 106%. A summary of the results of the cash flow modelling and valuation for the two cases are presented in Table 14.

Table 14: TEM Summary

Case		Base Case	Extended Case
Mining Method		SLOS	SLOS
Mined Tonnage	Mt	15.2	29.5
Cu Grade	%	5.7%	3.7%
Au Grade	g/t	3.8	2.3
Annual Capacity	Mtpa	2.0	2.0
Life-of-Mine	Years	12	20
Total Payable Cu	kt	699	888
Total Payable Au	koz	744	824
Average Cu Production	ktpa	58	44
Average Au Production	kozpa	62	43
Lead Time	Years	2	2
COSTS
Initial Capex / Funding Requirement	USD M	213	213
On Site Opex	USD/t mined	46.82	43.88
Concentrate Freight & Premiums	USD/t product	68.12	47.64
On Site Opex	USD/lb	0.46	0.67
Freight and TCs/RCs	USD/lb	0.67	0.72
Au Credit	USD/lb	0.58	0.51
C1 Costs	USD/lb	0.55	0.87
Total Cash Costs (incl. Royalty)	USD/lb	0.70	1.01
C2/C3 — Total Allocated Costs	USD/lb	0.97	1.24
ECONOMIC INDICATORS
Project NPV	USD M	1,552	1,631
IRR	%	106%	106%
Payback	Years	0.6	0.6

Although there is a large variation in tonnage and LOM between the two production scenarios this does not result in materially different project NPV and IRR. This is primarily due to the additional cash flows being over 12 years in the future.

Both cases have good NPV, low capital requirements and payback periods of less than one year indicating a high-value robust Project. The payback period represents the time taken for the project cash flow to repay the initial capital costs; that is, the time from production start-up to cumulative cash flow of zero.

A summary annual cash flow and cumulative cashflow for the different cases are presented in Figure 2 and Figure 3.

Figure 2: Base Case — Net Cash Flow

Figure 3: Extended Case — Net Cash Flow

Exploration, Development, and Production

The Cukaru Peki UZ deposit is a discreet high grade deposit which is enriched in covellite-pyrite in a massive sulphide breccia at the top of the deposit; mineralisation beneath this is covellite-pyrite with variable amounts of enargite occurring as a network of veinlets in altered andesite and as matrix fill where andesite is brecciated. In addition to copper, there are good gold grades, although gold is strongly associated with pyrite. The top of the deposit is at a depth of approximately 400 m and the mine plan targets mineralisation to a depth of approximately 800m. The deposit has been block modelled in 3D from which a Mineral Resource Estimate has been reported and based on which mine planning work has been completed; the Mineral Resource is mostly Inferred with a small portion of Indicated.

The UZ deposit is expected to be mined from the top down, accessing the highest grades in early years via a twin decline that would have been excavated as an exploration project ahead of a Mine Use Permit being granted. Stoping with backfill will be required to maximise extraction of the high grade zone; mining costs reflect this and comprehensive geotechnical support. Early mine production is planned to be 0.5 Mtpa, with capacity ramping up to 1 Mtpa and subsequent doubling to 2 Mtpa following the development of a vent raise bore and planned process plant expansions.

The early production is considered to be of sufficiently high grade to allow sale directly to smelters (DSO); it would require crushing and milling on surface at the project site and new surface infrastructure to establish road and rail transport routes to the point of sale. This Starter Mine phase will fund the construction of additional flotation plants and waste storage capacity required for the subsequent Main UZ Mine.

Current metallurgical testwork indicates that it will be possible to produce three products at the mine gate:

  DSO with copper grade of 12-14%, a gold grade of 9-15 g/t and an arsenic grade of 0.13-0.25% that could be smelted directly after crushing and milling during the first three to four years of production;
  ‘Low Arsenic’ high Cu concentrate with a copper grade of 52-58%, a gold grade of 3.9-6.3 g/t and an arsenic grade of 0.48% after blending; and
  ‘High Arsenic’ relatively high Cu concentrate with a copper grade of 37%, a gold grade of 3.4-12.8 g/t and an arsenic grade of 2.5-5.5% after blending.

It is considered reasonable to expect that with good planning, all DSO and concentrate products will be marketable to a range of destinations and under a variety of typical smelter terms. There is also the potential opportunity to recover gold from a pyrite concentrate which is produced by the planned process method; this could add additional value to the Project.

Work completed for the PEA includes a review of technical information, practical extraction considerations, basic design concepts and an annualised production schedule. Based on information reviewed to date, it appears that the Project could be developed with limited negative environmental or social impacts. Particular attention will be required when permitting the project ensuring international best practice in management and design to combat potential negative perceptions associated with historical mining in the area.

A technical-economic model has been developed to provide a preliminary economic assessment of the potential viability of Mineral Resources. This considers operating costs (mining, processing, general and administration, concentrate freight and insurance costs, smelter treatment and refining charges), capital costs (mine access, mining equipment, mine infrastructure, backfill plant, process plant, surface infrastructure, tailings dam, indirect costs and contingency) and revenues (based on a copper price of USD3/lb, a gold price of USD1,200/oz, mineral processing recoveries to concentrate, smelter payability terms, arsenic penalties, royalty deductions and corporate tax).

A mine plan was established to provide a recoverable copper production of 70 ktpa. In the first four years, this is achieved by mining relatively few tonnes at a high grade and selling as DSO; gold contributes 35% of the revenue in this mining phase. In subsequent years, progressively higher tonnages are mined at progressively lower grade as mine workings access deeper parts of the deposit. Gold becomes a less significant contribution to revenue during this time eventually accounting for 5% of revenue at the end of the mine life.

Copper mined and fed to the mill is in the range of 65 to 85 ktpa in the first 11 years, which later declines steadily to 25 ktpa.

Net smelter return per tonne of copper fed to the mill (which includes credit for gold) starts in year 1 at USD6,770/t Cu and progressively reduces to a low of USD4,000/t Cu at the end of the Scenario 3 mine plan.

Steady state operating cost per milled tonne is USD80 to 90/t for production of DSO reducing to USD40 to 50/t in later years.

  Three mining phases of mining were modelled, in summary:
  The DSO Starter Mine in isolation has a post-tax NPV of USD 679 M with an IRR of 103%.
  The PEA Base Case which has additional concentrate production from the Main UZ Mine (>2.5% copper), the post-tax NPV increases to USD1,552M, and the IRR is 106%.
  The Extended Case where additional concentrate production from the Main UZ Mine (>1.0% copper), the post-tax NPV increases to USD1,632M, and the IRR is 106%.

EXHIBIT B
RESERVOIR MINERALS INC.
(the ‘‘Corporation’’)
Audit Committee Charter

A.       Composition and Process

1.	The audit committee of the Corporation (the ‘‘Audit Committee’’) shall be composed of a minimum of three members of the board of directors of the Corporation (the ‘‘Board of Directors’’), a majority of whom are independent. An independent director, as defined in National Instrument 52-110 — Audit Committees (‘‘NI 52-110’’) is a director who has no direct or indirect material relationship which could, in the view of the Corporation’s Board of Directors, be reasonably expected to interfere with the exercise of a members independent judgment or as otherwise determined to be independent in accordance with NI 52-110.

2.	Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience.

3.	The chairperson of the Audit Committee (the ‘‘Chairperson’’) shall be appointed by the Board of Directors for a one-year term, and may serve any number of consecutive terms.

4.	All members of the Audit Committee are encouraged to become financially literate if they are not already. Financial literacy is the ability to read and understand a balance sheet, income statement and cash flow statement that present a breadth and level of complexity comparable to the Corporation’s financial statements.

5.	The Chairperson shall, in consultation with management, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for study prior to the meeting.

6.	The Audit Committee shall try to meet at least four times per year and may call special meetings as required. A quorum at meetings of the Audit Committee shall be its Chairperson and one of its other members or the Chairman of the Board of Directors. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference if this is deemed appropriate.

7.	The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to Audit Committee members with copies where applicable to the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

8.	The Audit Committee enquires about potential claims, assessments and other contingent liabilities.

9.	The Charter of the Audit Committee shall be reviewed by the Board of Directors on an annual basis.

B.       Authority

10.	Appointed by the Board of Directors pursuant to provisions of the Business Corporations Act (British Columbia) and the articles of the Corporation.

11.	Primary responsibility for the Corporation’s financial reporting, accounting systems and internal controls is vested in senior management and is overseen by the Board of Directors. The Audit Committee is a standing committee of the Board of Directors established to assist it in fulfilling its responsibilities in this regard. The Audit Committee shall have responsibility for overseeing management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

12.	In fulfilling its responsibilities, the Audit Committee shall have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

13.	The Audit Committee shall have direct communication channels with the internal auditor (if any) and the external auditor to discuss and review specific issues, as appropriate.

14.	The Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties.

15.	The Audit Committee shall establish the compensation to be paid to any advisors employed by the Audit Committee and such compensation shall be paid by the Corporation as directed by the Audit Committee.

C.       Relationship with External Auditors

16.	An external auditor must report directly to the Audit Committee.

17.	The Audit Committee is directly responsible for overseeing the work of the external auditor including the resolution of disagreements between management and the external auditor regarding financial reporting.

18.	The Audit Committee shall implement structures and procedures to ensure that it meets with the external auditor on at least an annual basis in the absence of management.

D.       Accounting Systems, Internal Controls and Procedures

19.	Obtain reasonable assurance from discussions with and/or reports from management, and reports from external auditors that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation and its subsidiaries and affiliates.

20.	The Audit Committee shall review to ensure to its satisfaction that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

21.	Direct the external auditor’s examinations to particular areas.

22.	Review control weaknesses identified by the external auditor, together with management’s response.

23.	Review with the external auditor its view of the qualifications and performance of the key financial and accounting executives.

24.	In order to preserve the independence of the external auditor the Audit Committee will:

(a)	recommend to the Board of Directors the external auditor to be nominated; and

(b)	recommend to the Board of Directors the compensation of the external auditor’s engagement;

25.	The Audit Committee shall review and pre-approve any engagements for non-audit services to be provided by the external auditor or its affiliates, together with estimated fees, and consider the impact on the independence of the external auditor.

26.	Review with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting.

27.	The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and most recent former external auditor of the Corporation.

28.	The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

29.	The Audit Committee shall on an annual basis, prior to public disclosure of its annual financial statements, ensure that the external auditor’s participant status has not been terminated, or, if its participant status was terminated, has been reinstated in accordance with the Canadian Public Accountability Board (‘‘CPAB’’) bylaws and is in compliance with any restriction or sanction imposed by the CPAB.

E.   Statutory and Regulatory Responsibilities

30.	Annual Financial Information — review the annual audited financial statements and related management’s discussion and analysis (‘‘MD&A’’), including any related press releases if same contains material information, and recommend their approval to the Board of Directors, after discussing matters such as the selection of accounting policies (and changes thereto), major accounting judgments, accruals and estimates with management and the external auditor.

31.	Annual Report — review the management MD&A section and all other relevant sections of the annual report, if prepared, to ensure consistency of all financial information included in the annual report.

32.	Interim Financial Statements — review the quarterly interim financial statements and related MD&A, related press releases and recommend their approval to the Board of Directors.

33.	Earnings Guidance/Forecasts — review forecasted financial information and forward looking statements.

F.    Reporting

34.	Report, through the Chairperson of the Audit Committee, to the Board of Directors following each meeting on the major discussions and decisions made by the Audit Committee.

35.	Review the Audit Committee’s Charter annually and recommend the approval of any proposed amendments to the Board of Directors.

G.       Other Responsibilities

36.	Investigating fraud, illegal acts or conflicts of interest.

37.	Discussing selected issues with corporate counsel or the external auditor or management.

APPENDIX A – AUDITED ANNUAL FINANCIAL STATEMENTS OF RESERVOIR FOR THE YEAR ENDED NOVEMBER 30, 2015

Reservoir Minerals Inc.

Consolidated Financial Statements November 30, 2015

(Expressed in Canadian dollars)

March 16, 2016

Independent Auditor’s Report

To the Shareholders of Reservoir Minerals Inc.

We have audited the accompanying consolidated financial statements of Reservoir Minerals Inc. and its subsidiaries, which comprise the consolidated statement of financial position as at November 30, 2015 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in  the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Reservoir Minerals Inc. and its subsidiaries as at November 30, 2015 and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards.

Other matter
The consolidated financial statements as at November 30, 2014 and for the year then ended, were audited by other auditors who expressed an opinion without reservation in their report dated May 13, 2015.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Reservoir Minerals Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	November 30 2015	November 30 2014
ASSETS

Current assets Cash and cash equivalents (Note 3)	$9,086,290	$18,358,293
Short-term investments (Note 3)	23,225,347	20,143,110
Receivables (Note 8)	287,255	492,574
Prepaids and deposits (Note 8)	91,769	101,323
Total current assets	32,690,661	39,095,300

Non-current assets Restricted cash equivalents (Note 3)	186,484	145,655
Equipment (Note 4)	247,308	272,140
Exploration and evaluation assets (Note 5)	294,910	294,237
Total non-current assets	728,702	712,032

TOTAL ASSETS	$33,419,363	$39,807,332

LIABILITIES Current liabilities
Accounts payable and accrued liabilities	$827,442	$1,121,902
Advances from joint venture partners	-	394,187
TOTAL LIABILITIES	827,442	1,516,089
EQUITY Share capital (Note 7)	58,136,947	56,711,996
Share-based payments reserves (Note 7)	3,335,208	1,601,670
Deficit	(28,748,146)	(19,913,030)
Equity attributable to owners of the Company	32,724,009	38,400,636
Non-controlling interest	(132,088)	(109,393)
TOTAL EQUITY	32,591,921	38,291,243
TOTAL LIABILITIES AND EQUITY	$33,419,363	$39,807,332

Event after the Reporting Date (Note 12)

Approved on behalf of the Board of Directors on March 15, 2016

Signed: “Simon Ingram” Director	Signed: “Geoff Chater” Director

The accompanying notes are an integral part of these consolidated financial statements.

Reservoir Minerals Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

The accompanying notes are an integral part of these consolidated financial statements.

Reservoir Minerals Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended November 30 2015	Year ended November 30 2014
CASH FLOWS FROM OPERATING ACTIVITIES Loss for the year	$(8,857,811)	$(9,145,337)
Items not affecting cash: Amortization (Note 4)	59,413	51,928
Share-based payments (Note 7)	2,786,414	512,665
Interest income	(486,297)	(476,973)
Gain on dilution of former subsidiary	(210,472)	-
Loss on disposal of equipment	16,411	-
Impairment on exploration and evaluation assets	42,503	-
Unrealized foreign exchange effect	4,219	2,876
Changes in non-cash working capital items: Receivables	175,759	(214,982)
Prepaids and deposits	9,554	(20,109)
Accounts payable and accrued liabilities	(290,315)	474,272
Advances from joint venture partners	(88,319)	(15,128)
Net cash used in operating activities	(6,838,941)	(8,830,788)
CASH FLOWS FROM INVESTING ACTIVITIES Interest received	404,060	333,863
Acquisition of short-term investments	(3,000,000)	(20,000,000)
Acquisition of equipment	(86,219)	(141,786)
Disposals of equipment	34,702	-
Acquisition of exploration and evaluation assets	(105,649)	(137,742)
Restricted cash equivalents	(43,947)	(49,327)
Cash held by former subsidiary	(6,983)	-
Net cash used in investing activities	(2,804,036)	(19,994,992)
CASH FLOWS FROM FINANCING ACTIVITIES Proceeds from issuance of shares	-	33,005,007
Share issue costs	-	(930,408)
Exercise of stock options	372,075	232,700
Net cash provided by financing activities	372,075	32,307,299
Effect of exchange rate changes on cash and cash equivalents	(1,101)	(2,274)
Net change in cash and cash equivalents during the year	(9,272,003)	3,479,245
Cash and cash equivalents, beginning of year	18,358,293	14,879,048
Cash and cash equivalents, end of year	$9,086,290	$18,358,293

The accompanying notes are an integral part of these consolidated financial statements.

Reservoir Minerals Inc.
Consolidated Statement of Changes in Equity
(Expressed in Canadian dollars)

(1) Restricted share units

The accompanying notes are an integral part of these consolidated financial statements.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

1.	Nature of Operations

Reservoir Minerals Inc. (the “Company” or “Minerals”) was incorporated on January 25, 2011, under the Laws of British Columbia. The Company’s head office address is Suite 501 - 543 Granville Street, Vancouver, BC, V6C 1X8, Canada. The Company’s principal business activities are the acquisition, exploration and development of mineral properties in Serbia, Macedonia, Romania, Cameroon, and Gabon.

2.	Significant Accounting Policies

Basis of Measurement and Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These consolidated financial statements have been prepared on the historical cost basis and include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions are eliminated on consolidation. The presentation and functional currency of the Company is the Canadian dollar.

Basis of Consolidation

The Company consolidates an entity when it has power over that entity, is exposed to, or has rights to, variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of other entities (e.g. subsidiaries) are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The Company’s principal operating subsidiaries are as follows:

Name	Place of incorporation	Ownership %
Balkan Mining & Exploration d.o.o.	Republic of Serbia	100%
Tilva d.o.o.	Republic of Serbia	100%
Reservoir Minerals Romania SRL	Romania	100%
Reservoir Minerals DVB DOOEL	Republic of Macedonia	100%
Reservoir Minerals DOOEL Skopje	Republic of Macedonia	100%
Reservoir Minerals Gabon SARL	Gabonese Republic	100%
Reservoir Minerals Cameroon SARL	Republic of Cameroon	90%

During the year ended November 30, 2015, the Company reduced its continuing interest in its previously wholly-owned subsidiaries, Reservoir Exploration (BVI) Inc. and Deli Jovan Exploration d.o.o. (collectively, the “Deli Jovan JV”) to 40% (Note 6).

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (cont’d…)

Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates, which is the Canadian dollar for the Company and its subsidiaries. Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Financial Instruments

Financial assets

The Company classifies its cash and cash equivalents, short-term investments, receivables, and restricted cash equivalents as loans and receivables. These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Financial liabilities

The Company classifies its accounts payable, accrued liabilities, and advances from JV partners as other financial liabilities. Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the consolidated statement of loss and comprehensive loss over the period to maturity using the effective interest method.

Impairment of financial assets

All financial assets are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty;
  default or delinquency in interest or principal payments; or, it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (cont’d…)

Impairment of financial assets (cont’d…)

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of loss and comprehensive loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed in the consolidated statement of loss and comprehensive loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at a rate of 20% per annum. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

Exploration and Evaluation (“E&E”)

Acquisitions of mineral property interests are initially measured at cost. E&E asset acquisition costs include the cash consideration and the fair market value of shares issued for mineral property interests pursuant to the terms of the relevant agreements.

Costs incurred for exploration and evaluation activities prior to determination of the feasibility of mining operations are considered as E&E costs and expensed as incurred. Reimbursements of current period E&E costs are recognized as recoveries in the consolidated statement of loss and comprehensive loss. Reimbursements of previously expensed E&E costs are recognized as other income in the consolidated statement of loss and comprehensive loss.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular property has been determined, E&E asset acquisition costs are reclassified to development assets and are carried at cost until the properties to which the acquisition costs related are sold, abandoned, or determined by management to be impaired in value. E&E assets are tested for impairment immediately prior to reclassification to development assets. Development assets will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse, or when an impairment of value has been determined to have occurred.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (cont’d…)

Impairment of Non-Financial Assets

At the end of each reporting year, and when relevant triggering events and circumstances occur, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and the value in use. Fair value is determined as the price that would be paid to sell an asset or to transfer a liability in an orderly transaction between market participants at the measurement date. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the consolidated statement of loss and comprehensive loss for the year. Impairment is normally assessed at a level of cash- generating units (“CGU”), which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.

Restoration, Rehabilitation and Environmental Obligations

Restoration, rehabilitation and environmental obligations are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A restoration, rehabilitation or environmental obligation is recognized in the period in which it is incurred and when a reasonable estimate of the present value of the liability can be made with a corresponding cost recognized by increasing the carrying amount of the related long-lived asset. The restoration, rehabilitation or environmental cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to the consolidated statement of loss and comprehensive loss, to its estimated future value. As at November 30, 2015 and 2014, the Company has no material restoration, rehabilitation or environmental obligations.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (cont’d…)

Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to equity shareholders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted loss per share is calculated by adjusting the loss attributable to equity shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive instruments. The calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Share-based Payments

The Company’s share option plan allows employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at the grant date and each grant is amortized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that have vested.

The Company’s restricted share unit (“RSUs”) plan allows it to grant RSUs as long-term incentive compensation. At the discretion of the Board of Directors, individual unit grants may be settled in cash or by issuance of common shares. To date all RSUs granted may only be settled in common shares. When the RSUs are equity settled, they are measured at their grant date fair value and recognized as a share-based payment expense over the vesting period.

Income Taxes

Income tax expense consists of current and deferred tax expense. Current tax expense is the expected taxes payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to taxes payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of loss and comprehensive loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (cont’d…)

Investments in Associates

Companies over which the Company has significant influence are determined to be associates and accounted for using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received. The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and if the event or events have an impact on the estimated future cash flow of the investment that can be estimated. Objective evidence of impairment of an equity investment includes:

  Significant financial difficulty of the associated companies;
  Becoming  probable  that  the  associated  companies  will  enter  bankruptcy  or  other  financial reorganization; or
  National or local economic conditions that correlate with defaults of the associated companies.

Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could have a material effect in the next financial year on the carrying amounts of assets and liabilities:

Functional currency

The Company applied judgment in determining its functional currency and the functional currency of its subsidiaries. Functional currency was determined based on a number of factors including the currency in which expenditures are incurred, the currency in which funds are sourced and the degree of dependence on the parent company for financial support.

Exploration and evaluation assets

The application of the Company’s accounting policy for impairment of non-financial assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of properties are budgeted and results of exploration and evaluation activities. The nature of exploration and evaluation activity is such that only a few projects are ultimately successful and some assets are likely to become impaired in future periods. Management has assessed impairment indicators on the Company’s mineral interests and recognized an impairment charge on its exploration and evaluation assets for the year ended November 30, 2015.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (cont’d…)

Critical Accounting Estimates and Judgments (cont’d…)

Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

The Company has classified its investments in the Rakita JV and the Deli Jovan JV as associates based on management’s judgement that the Company has significant influence, based on rights to board representation and/or other provisions in the respective shareholders’ agreements.

Accounting pronouncements not yet effective

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

The effective date for IFRS 9 is January 1, 2018. The Company is currently evaluating the impact that the final standard is expected to have on its consolidated financial statements.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (cont’d…)

Accounting pronouncements not yet effective (cont’d…)

IFRS 16 Leases specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has an insignificant value.

IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is currently evaluating the impact

3.	Cash and Cash Equivalents and Short-Term Investments

	November 30 2015	November 30 2014
Cash	$9,086,290	$18,358,293
Short-term investments	23,225,347	20,143,110
	$32,311,637	$38,501,403

As at November 30, 2015, the Company was earning 1.10% interest on its cash balances. The Company also has $23,000,000 principal invested in guaranteed investment certificates at interest rates from 1.30% to 1.65% which have initial term of one year. These guaranteed investment certificates have been classified as short- term investments.

The Company has posted term deposits held at financial institutions as security deposits for property concessions and credit cards issued for business use. Accordingly, these term deposits are restricted from general use and are considered to be long-term.

Restricted cash equivalents	November 30 2015	November 30 2014
Collateral for property concessions	$128,984	$88,155
Collateral for credit cards	57,500	57,500
	$186,484	$145,655

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

4.	Equipment

	Office	Field
	equipment	equipment	Total
Cost
As at November 30, 2013	$16,051	$209,150	$225,201
Additions	7,189	134,597	141,786
As at November 30, 2014	23,240	343,747	366,987
Additions	6,474	79,745	86,219
Disposals	(1,298)	(81,296)	(82,594)
Deconsolidation of former subsidiary (Note 6)	(2,051)	(2,098)	(4,149)
As at November 30, 2015	26,365	340,098	366,463
Accumulated amortization
As at November 30, 2013	$4,669	$38,250	$42,919
Additions	3,086	48,842	51,928
As at November 30, 2014	7,755	87,092	94,847
Additions	3,688	55,725	59,413
Disposals	(485)	(30,996)	(31,481)
Deconsolidation of former subsidiary (Note 6)	(1,526)	(2,098)	(3,624)
As at November 30, 2015	9,432	109,723	119,155
Net book value
As at November 30, 2014	$15,485	$256,655	$272,140
As at November 30, 2015	$16,933	$230,375	$247,308

5.	Exploration and Evaluation Assets

	November 30 2015	Changes	November 30 2014	Changes	November 30 2013
Deli Jovan, Serbia	$-	$(62,473)	$62,473	$-	$62,473
Lece, Serbia	-	(1)	1	-	1
Plavkovo, Serbia	-	(1)	1	-	1
Stara Planina, Serbia	-	(1)	1	-	1
Bobija, Serbia	92,868	16,788	76,080	76,080	-
Gura Salistei, Romania	19,191	-	19,191	19,191	-
Teiul, Romania	19,357	-	19,357	19,357	-
Bibemi & So’o, Cameroon	42,500	(42,500)	85,000	20,000	65,000
Konjsko, Macedonia	48,144	16,011	32,133	3,114	29,019
Dvorishte, Macedonia	72,850	72,850	-	-	-
	$294,910	$673	$294,237	$137,742	$156,495

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Timok Project - Freeport McMoRan JV, Serbia

The Jasikovo-Durlan Potok, Brestovac-Metovnica, Leskovo Exploration Permit and the newly awarded Brestovac Zapad (“Brestovac West”) Exploration permit, collectively the “Timok Project” Exploration Permits are subject to an earn-in agreement with Freeport-McMoRan Exploration Corporation ("Freeport"). These permits are owned by Rakita Exploration d.o.o., a wholly-owned subsidiary of Rakita (BVI) Ltd., (collectively the "Rakita JV") which was previously an indirect wholly-owned subsidiary of the Company. The Brestovac, Jasikovo, and Leskovo Exploration Permits have been renewed for an additional two years until February 2017. In each case, at renewal, an area reduction of 25% was made in accordance with the Serbian Mining Law.

The new Brestovac Zapad Exploration Permit covers the area relinquished in the Brestovac-Metovnica Exploration Permit and is valid for three years until April 2018.

In December 2012, Freeport exercised its option to acquire a 55% ownership interest in the Rakita JV (Note 6) and became the operator. Freeport gave Minerals notice that it had elected to sole fund expenditures on or for the benefit of the JV until the completion and delivery to Minerals of a feasibility study, subject to its right to cease funding at any time.

In March 2015, the Company entered into the Joint Venture and Shareholders Agreement (“JVSA”) to further explore and develop the Timok Project in Serbia with Freeport. The board of directors of the Rakita JV approved a 2015 budget of US$18,700,000 to move the Timok Project forward toward the completion of a scoping study. The five-member board of directors of the Rakita JV is comprised of three Freeport nominees and two nominees from the Company. Freeport will be the operator as long as it holds an interest of 50% or more. The Rakita JV will pay a monthly fee in US dollars to the operator which will be equal to 10% of the costs incurred by Freeport on the project.

Freeport may earn an additional 20% equity interest in the Rakita JV (“Additional Interest”), bringing its total equity interest in Rakita JV to 75% and Minerals’ to 25%, by electing to sole fund the Timok Project work programs and delivering a feasibility study to Minerals, during the period commencing on May 4, 2012 and ending on the earlier of (i) the delivery of a feasibility study; (ii) the decision by Freeport to cease sole funding prior to the delivery of a feasibility study; and (iii) May 4, 2025 (“Sole Funding Period”). The feasibility study must be prepared by Freeport or an internationally recognized, reputable and experienced third party, engaged by and working under the direction of Freeport, that demonstrates the feasibility or infeasibility of placing part or all of the Timok Project into commercial production, in such form as is normally required by substantial, internationally recognized financial institutions for the purpose of deciding whether or not to loan funds for the development of mineral deposits.

If Freeport delivers the feasibility study and acquires the Additional Interest, Freeport will be entitled to recoup from Minerals 25% of the aggregate costs and expenses funded by Freeport from May 4, 2012 through to the delivery of the feasibility study from 80% of each of Minerals’ share of distributions, up to a maximum amount of US$25,000,000 including interest on the aggregate expenditures at LIBOR plus 5%. Freeport and Minerals may purchase their pro rata share of production of the Rakita JV. If, after the expiration of thirteen years after Freeport’s exercise of the earn-in option, Freeport has not completed and delivered a feasibility study to Minerals, then Freeport will be deemed to have elected not to complete or deliver a feasibility study and the participating interests will remain at 55% for Freeport and 45% for Minerals.

On March 7, 2016 the Company announced that its subsidiary, Global Reservoir Minerals (BVI) Inc. (“Reservoir”) had received a notice of sale and offer from Freeport International Holdings (BVI) Ltd.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Timok Project - Freeport McMoRan JV, Serbia (cont’d…)

(“Freeport”) (the “Notice of Sale and Offer”), wherein Freeport (i) provides notice to Reservoir of the proposed sale to Lundin Mining Corporation (“Lundin”) of an interest in Freeport International Holdings (BVI) Ltd., the entity through which Freeport holds its interest in the Timok Joint Venture in Serbia, under a Joint Venture/Shareholders Agreement dated December 15, 2015 among Freeport, Reservoir and Timok JVSA (BVI) Ltd. (the “Joint Venture Agreement”); and (ii) offers to sell to Reservoir on the same terms and conditions as those agreed with Lundin pursuant to Reservoir’s right of first refusal under the Joint Venture Agreement. Reservoir has until May 3, 2016 to decide whether it will exercise its right of first refusal.

Brestovac-Jasikovo Permit

The Metovnica portion of the permit is subject to a 0.5% net smelter return (“NSR”) royalty (“Euromax Royalty”). As this property was previously owned by Freeport, who conducted geophysics and limited drilling, this NSR royalty will not apply to any portion of the property eventually owned by Freeport. Eurasian Minerals Inc. (“Eurasian”; TSX-V: EMX) issued a news release dated February 4, 2014 stating that Eurasian had purchased this royalty in 2013 for $200,000.

The Brestovac portion of the permit which is outside of the Timok project Cukaru Peki discovery is subject to a 2% NSR royalty on gold and silver production and a 1% NSR royalty on other metals or minerals to Eurasian (“Eurasian Royalty”). There is a payment of $500,000 (in cash or shares) due to Eurasian by the Company on completion of a bankable feasibility study on the first two projects within the Brestovac, Deli Jovan, Stara Planina or Plavkovo exploration permits previously owned by Eurasian.

Jasikovo-Durlan Potok Permit

The Jasikovo-Durlan Potok permit has a 0.5% NSR royalty (“Euromax Royalty”) commitment on the Durlan Potok portion of the Jasikovo-Durlan Potok permit. As this property was previously owned by Freeport, who conducted geophysics and limited drilling, this NSR royalty will not apply to any portion of the property eventually owned by Freeport. Eurasian issued a news release dated February 4, 2014 stating that Eurasian had purchased this royalty in 2013 for $200,000.

Timok Project - 100% owned, Serbia

The Tilva-Njagra, Coka-Kupjatra, Nikolicevo and Kraljevica Permits fall within the Timok area in eastern Serbia. The Company has undertaken a review of the historical exploration data relating to these permits. The Nikolicevo and Kraljevica permits were renewed in November 2015 and are now valid until November 15, 2019. The Tilva-Njagra and Coka-Kupjatra Permits were renewed in February 2015 and are now valid until February 10, 2017 and February 21, 2017, respectively.

In November 2015, the Company entered into an earn-in and joint venture agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) relating to the wholly-owned exploration permits in the Timok Magmatic Complex, whereby Rio Tinto will have the option to earn up to a 75% interest in stages by sole funding project expenditures of up to US$75,000,000:

  initial 51% interest by incurring US$7,000,000 by November 30, 2019 (“Stage 1 Vesting Date”);
  additional 14% interest by incurring additional US$10,000,000 within three years of the Stage 1 Vesting Date (“Stage 2 Vesting Date”); and

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Timok Project - 100% owned, Serbia (cont’d...)
  additional 10% interest by incurring US$58,000,000, in connection with the preparation of a pre- feasibility study, by the later of (a) the fourth anniversary of the Stage 2 Vesting Date or (b) November 30, 2025.
In addition, Rio Tinto and the Company agreed that:
  Rio Tinto will incur minimum expenditures of US$3,100,000 by November 30, 2017 (including reimbursement of the costs, up to US$500,000, incurred by the Company in relation to the drilling program commenced in September 2015);
  a management committee will be formed and comprised two representatives from each of Rio Tinto and the Company;
  the Company will be the initial manager of the project until such time that Rio Tinto exercises its right to assume the role of manager, upon written notice to the Company; and
  the relationship of Rio Tinto and the Company will initially be structured as an unincorporated joint venture, and upon notice of Rio Tinto’s intent to earn stage 2 interest, the parties will form an incorporated joint venture entity and enter into a more detailed joint venture agreement.
This earn-in and joint venture agreement was conditional upon Rio Tinto completing satisfactory due diligence within 60 days of signing of the agreement (completed subsequently, Note 12).

Deli Jovan Property - Orogen JV, Serbia

The Deli Jovan permit is subject to an earn-in agreement with London-listed Orogen Gold plc (“Orogen”). The permit is owned by Deli Jovan Exploration d.o.o., a wholly-owned subsidiary of Reservoir Exploration (BVI) Ltd., (collectively "Deli Jovan JV") which was previously an indirect wholly-owned subsidiary of the Company.

In April 2015, Orogen and Minerals agreed to amend their respective interest in the Deli Jovan gold exploration project joint venture, where Orogen now has a 60% interest and Minerals a 40% interest (Note 6) and both parties will co-fund the project in proportion to their interest. Orogen became the operator of the joint venture, and Minerals provides Serbian based services in return for a management fee. The Company and Orogen are together evaluating strategic options for this project. As a result of Minerals’ interest in the Deli Jovan JV being reduced to 40%, Minerals deconsolidated the entity and consequently the capitalized amount of $62,473 for the Deli Jovan property was removed from exploration and evaluation assets.

The Deli Jovan Property is subject to a 2% NSR royalty on gold and silver production and a 1% NSR royalty on other metals or minerals to Eurasian. There is a payment of $500,000 (cash or shares) due on completion of a bankable feasibility study on the first two projects within the Brestovac, Deli Jovan, Stara Planina or Plavkovo exploration permits previously owned by Eurasian. During the year ended November 30, 2015, the Company recorded a recovery of $30,593 (2014 - $143,839) from Orogen.

Parlozi, Serbia

In April 2014, the Company entered into a definitive agreement granting Midlands Minerals Corporation (“Midlands”) an option to acquire up to 75% of the Company’s interest in the Parlozi Lead-Zinc-Silver Project in Serbia. To acquire the aggregate 75% interest, Midlands had to spend $4,500,000 in exploration over the initial four years, obtain a Mining Exploitation Permit, and complete a Bankable Feasibility Study within two years thereafter. The Company was to remain as the operator until Midlands had earned the initial 51%

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

interest. During the year ended November 30, 2015 the Company recorded a recovery of $94,396 (2014 - $439,834) from Midlands. In April 2015, Midlands gave notice to terminate the Parlozi option agreement effective May 6, 2015 for strategic reasons. The permit is valid until June 6, 2017.

Bobija, Serbia

In March 2014, the Company executed an agreement with Akcionarsko Drustvo Bobija, a joint stock company in Serbia and the owners of a barite mine, granting Minerals the right to explore for sedimentary exhalative type mineral deposits within the Bobija mining concession. The permit has been renewed and is valid until May 12, 2017.

Gura Salistei and Teuil, Romania

In March 2014, the Company, through its wholly-owned Romanian subsidiary, acquired the Gura Salistei and Teuil exploration licenses, which are valid until March 16, 2019 and March 27, 2019, respectively. Work commitments in the first year include geological mapping, geochemical sampling, ground geophysics and 1,000 metres and 600 metres of drilling for each license, respectively.

Konjsko and Dvoriste, Macedonia

The Konjsko and Dvoriste concessions are valid until July 2017 and January 2019 with total work commitments of €270,000 and €480,000, respectively. The Company has bank guarantees with the Ministry of the Economy of Macedonia for the Macedonian dinar equivalent of approximately $128,000. The bank guarantees are supported by term deposits for the full amounts. Any shortfall in cumulative exploration expenditures up to the amounts of the deposit at the expiry date is payable to the Ministry. The full amounts of the term deposits have been included in restricted cash equivalents in the consolidated statement of financial position.

West Africa Initiative

Bibemi and So’o, Cameroon

The Bibemi and So’o licenses are subject to an option and JV agreement with the Bureau d’Etudes et d’Investigations Géologico-Minières, Géotechniques et Géophysiques SARL (“BEIG3”), which granted the Company an option to earn a 90% interest in the licenses. During the term of the agreement, these licenses, are held by a subsidiary of the Company in which BEIG3 holds a 10% non-controlling interest. Under the terms of the agreement, dated January 13, 2012, the Company may earn a 90% interest in the licenses by paying $85,000 over a two-year period, refunding prior exploration costs of up to $10,000, and incurring exploration expenditures of $4,000,000 prior to the earlier of: a) December 31, 2022 or b) the expiry of the last exploration licenses. The Bibemi license has an expiry date of March 14, 2016, and the So’o license was relinquished subsequent to the year-end in December 2015, where the Company recognized an impairment charge of $42,500 during the year ended November 30, 2015 (2014 - $Nil). As at November 30, 2015, the Company has expended $3,217,153 towards the aggregate expenditure commitment of $4,000,000.

During the year ended November 30, 2015, the Company recorded BEIG3’s 10% portion of the loss incurred in its 90% owned Cameroonian subsidiary, in the amount of $22,695 (2014 - $39,211) as a charge to non- controlling interest on its consolidated statement of loss and comprehensive loss.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Boumango and Mitzic, Gabon

The Company acquired the Boumango and Mitzic permits on June 12 and 17, 2012, respectively. The two permits have total work commitments of approximately $1,510,000 and $1,590,000, respectively. Each of the permits has an initial term of three years and is renewable for two additional three year terms.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Exploration Expenditures

During the year ended November 30, 2015, the Company incurred the following exploration expenditures, which were expensed as incurred:

	Freeport Timok JV	100% Owned Timok	Orogen JV and Parlozi	Other Serbian projects	West Africa Initiative	Romania	Macedonia	General property exploration	Total
Administration costs	$38,764	$91,011	$18,100	$93,229	$86,246	$74,286	$107,188	$41,223	$550,047
Assays	-	130,142	10,593	34,110	19,184	40,782	-	2,939	237,750
Drilling and trenching	84	211,620	1,132	2,199	54,678	-	-	-	269,713
Field costs	3,512	97,106	4,343	16,263	122,760	67,246	31,838	2,816	345,884
Legal and professional fees	178,576	44,545	-	90	-	-	-	-	223,211
Property costs	-	30,191	21,834	38,777	-	34,243	-	-	125,045
Salaries and consultants	457,800	439,655	88,028	385,519	138,870	123,974	313,340	146,576	2,093,762
Technical studies	360,939	298,626	18,062	34,787	-	429,245	-	-	1,141,659
Subtotal	1,039,675	1,342,896	162,092	604,974	421,738	769,776	452,366	193,554	4,987,071
Recoveries	-	-	(124,989)	-	-	-	-	-	(124,989)
	$1,039,675	$1,342,896	$37,103	$604,974	$421,738	$769,776	$452,366	$193,554	$4,862,082

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Exploration Expenditures

During the year ended November 30, 2014, the Company incurred the following exploration expenditures, which were expensed as incurred:

	Freeport Timok JV	100% Owned Timok	Orogen JV and Parlozi	Other Serbian projects	West Africa Initiative	Romania	Macedonia	General property exploration	Total
Administration costs	$97,844	$63,351	$27,856	$102,183	$176,184	$133,782	$103,792	$58,984	$763,976
Assays	-	356,509	88,765	47,287	38,311	-	54,365	5,233	590,470
Drilling and trenching	1,507	1,051,245	249,644	110,475	6,318	-	-	-	1,419,189
Field costs	6,424	140,788	10,724	13,917	247,853	35,209	32,333	54,886	542,134
Legal and professional fees	459,364	-	-	-	-	-	-	-	459,364
Property costs	-	59,445	28,547	25,136	112	34,043	-	25,511	172,794
Salaries and consultants	399,940	412,646	211,437	318,160	362,694	69,531	313,715	276,200	2,364,323
Technical studies	788,909	74,046	115,509	13,244	-	320,011	-	455	1,312,174
Subtotal	1,753,988	2,158,030	732,482	630,402	831,472	592,576	504,205	421,269	7,624,424
Recoveries	-	-	(583,673)	-	-	-	-	-	(583,673)
	$1,753,988	$2,158,030	$148,809	$630,402	$831,472	$529,576	$504,205	$421,269	$7,040,751

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

6.	Investments in Associated Companies Rakita JV

During fiscal 2013, Freeport exercised its option in connection with the earn-in agreement with respect to the Timok Project and acquired a 45% interest in the Rakita JV. Freeport has elected to sole-fund the expenditures on behalf of the JV until completion of the feasibility study (Note 5), therefore the Company does not have any responsibility for expenditures or net liabilities of the JV until such time as Freeport has completed earning its additional 20% interest. Summary financial information for the Rakita JV is as follows:

		November 30 2015		November 30 2014
Current assets		$2,299,000		$2,540,000
Non-current assets		2,122,000		1,683,000
Current liabilities		3,176,000		1,104,000
Non-current liabilities		20,157,000		4,852,000
Loss for the period/year		(17,179,000)		(5,902,000)
The Company’s ownership %		45%		45%
The Company’s recognized share of loss for the year	$	Nil	$	Nil

As at November 30, 2015 and 2014, the Company’s investment in the Rakita JV was $Nil. The Company’s unrecognized share of the loss for the year ended November 30, 2015 was approximately $7,730,000 (2014 -

$2,656,000). As at November 30, 2015, the Company’s accumulated unrecognized share of the losses since December 13, 2012 was approximately $16,264,000. The Company has a minority position on the board of the Rakita JV and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and therefore equity accounting is appropriate.

Deli Jovan JV

During fiscal 2015, Orogen exercised its option in connection with the earn-in agreement with respect to the Deli Jovan Project. As a result, the Company reduced its continuing interest in the Deli Jovan JV to 40% (Note 5). A reconciliation of the gain on loss of control of the Deli Jovan JV is as follows:

Amount
Cash and other current assets	$36,543
Equipment	525
Exploration and evaluation assets	62,473
Accounts and other payables	(4,145)
Advances from JV partners	(305,868)
Net liability held by former subsidiary Investment in associated company	(210,472 -)
Gain on dilution	$210,472

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

6.	Investments in Associated Companies (cont’d…)

Deli Jovan JV (cont’d…)

Summary financial information for the Deli Jovan JV is as follows:

		November 30 2015
Current assets		$29,735
Non-current assets		62,931
Current liabilities		3,285
Non-current liabilities		315,168
Loss for the period		(19,650)
The Company’s ownership %		40%
The Company’s recognized share of loss for the period	$	Nil

As at November 30, 2015, the Company’s investment in the Deli Jovan JV was $Nil. The Company’s unrecognized share of the loss for the period ended November 30, 2015 was approximately $7,860. As at November 30, 2015, the Company’s accumulated unrecognized share of the losses since April 27, 2015 was approximately $7,860. The Company has a minority position on the board of the Deli Jovan JV and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and therefore equity accounting is appropriate.

7.	Equity

Share Capital

As at November 30, 2015, the authorized share capital of the Company was an unlimited number of common shares and preferred shares without par value.

In March 2014, the Company completed brokered and non-brokered private placements and raised

$10,005,000 and $23,000,007 by issuing 1,740,000 and 4,000,001 common shares at $5.75 per share, respectively. In connection to the brokered private placement, the Company paid commission of $600,300 to its broker, representing 6% of the gross proceeds. The 4,000,001 common shares issued in the non-brokered private placement were subject to a holding period which expired on July 20, 2014.

During the year ended November 30, 2015, the Company issued 515,500 (2014 - 284,000) and 188,000 (2014 - Nil) common shares respectively from the exercise of stock options and vesting of restricted share units for aggregate proceeds of $372,075 (2014 - $232,700).

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

7.	Equity (cont’d…)

Stock Options

The changes in stock options outstanding are as follows:

	Number	Weighted average exercise
	of options	price
Balance as at November 30, 2013	2,149,500	$0.77
Granted	664,000	4.12
Exercised	(284,000)	0.82
Balance as at November 30, 2014	2,529,500	1.64
Exercised	(515,500)	0.72
Balance as at November 30, 2015	2,014,000	$1.88

The following table summarizes the stock options outstanding and exercisable at November 30, 2015:

Date granted	Expiry date	Remaining contractual life in years	Exercise price	Number outstanding	Number exercisable
October 17, 2011	October 17, 2016	0.88	$0.65	897,000	897,000
July 24, 2012	July 24, 2017	1.65	$1.02	453,000	453,000
October 9, 2014	October 9, 2019	3.86	$4.12	664,000	199,200
		2.04		2,014,000	1,549,200

Restricted Share Units

The changes in restricted share units (“RSUs”) outstanding are as follows:

Number oif RSUs
Balance as at November 30, 2013 Granted	- 1,080,000
Balance as at November 30, 2014	1,080,000
Vested	(188,000)
Forfeited	(100,000)
Balance as at November 30, 2015	792,000

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

7.	Equity (cont’d…)

Share-based Payments and Reserves

In October 2014, the Company granted 664,000 stock options to directors, officers and employees of the Company, all of which will vest over 36 months. The Company determined the grant date fair value of these stock options to be $1,836,237 or $2.77 per option.

In October 2014, the Company granted 100,000 RSUs to the President and CEO of the Company, which vested over seven months. The Company determined the grant date fair value of these RSUs to be $412,000 or $4.12 per share.

In October 2014, the Company granted 980,000 RSUs to directors, officers and employees of the Company, all of which vest over 36 months. The Company determined the grant date fair value of these RSUs to be $4,037,600 or $4.12 per share.

During the year ended November 30, 2015, in accordance with the vesting terms of the stock options and RSUs granted, the Company recorded a charge to share-based payments expense, of $992,660 and $1,793,754 respectively (2014 - $152,599 and $360,066), with the offsetting credits to share-based payment reserve and commitment to issue common shares, respectively.

The grant date fair value of stock options was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

Weighted average:	November 30 2015	November 30 2014
Risk free interest rate	N/A	1.52%
Expected dividend yield	N/A	0%
Expected stock price volatility	N/A	85.06%
Expected life of options in years	N/A	5
Forfeiture rate	N/A	0%

8.	Related Party Transactions and Balances

The Company entered into a number of transactions with related parties. The aggregate value of these transactions and outstanding balances were as follows:

Year ended November 30, 2015	Salary or fees	Share-based payments	Total
Management	$746,575	$1,682,798	$2,429,373
Directors	266,292	621,535	887,827
Reservoir Capital Corp.	30,000	-	30,000
Seabord Services Corp.	189,600	-	189,600
	$1,232,467	$2,304,333	$3,536,800

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

8.	Related Party Transactions and Balances

Year ended November 30, 2014	Salary or fees	Share-based payments	Total
Management	$530,621	$318,446	$849,067
Directors	354,300	120,718	475,018
Reservoir Capital Corp.	48,000	-	48,000
Seabord Services Corp.	189,600	-	189,600
	$1,122,521	$439,164	$1,561,685

Related party assets (liabilities)	Items or services	November 30 2015	November 30 2014
Included in accounts payable and accrued liabilities:
Chief Executive Officer	Fees and expense reimbursement	$(54,176)	$(306,997)
Chief Operating Officer	Fees and expense reimbursement	-	(20,933)
VP Exploration	Fees and expense reimbursement	(35,252)	(32,118)
VP Corporate Development	Expense reimbursement	-	(3,214)
Various Directors	Directors and other fees	(21,656)	(9,450)
Included in accounts receivable: Reservoir Capital Corp.		$106,333	$102,333
Included in prepaids and deposits: Seabord Services Corp.		$10,000	$10,000

Reservoir Capital Corp. (“Reservoir Capital”) is a company with a common director. Reservoir Capital entered into a loan agreement with the Company in April 2014 for aggregate proceeds of $100,000 with interest at the rate of 4% per annum. The amount in receivables includes $6,333 in accrued interest.

Seabord Services Corp. (“Seabord”) is a management services company controlled by a former director of the Company. Seabord provides the services of a chief financial officer, corporate secretary, accounting and administrative staff and office space for the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

9.	Segmented Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

The Company operates within the resource industry and has one reportable segment and conducts its business in three geographical regions, Canada, Europe and West Africa. Summarized financial information for the geographic segments the Company operates in are as follows:

As at November 30, 2015	Canada	Europe	West Africa	Total
Cash and other current assets	$31,833,900	$803,700	$53,061	$32,690,661
Restricted cash equivalents	57,500	128,984	-	186,484
Equipment	-	235,601	11,707	247,308
Exploration and evaluation assets	-	252,410	42,500	294,910
	$31,891,400	$1,420,695	$107,268	$33,419,363

As at November 30, 2014	Canada	Europe	West Africa	Total
Cash and other current assets	$37,950,533	$1,086,870	$57,897	$39,095,300
Restricted cash equivalents	83,600	62,055	-	145,655
Equipment	-	216,817	55,323	272,140
Exploration and evaluation assets	-	209,237	85,000	294,237
	$38,034,133	$1,574,979	$198,220	$39,807,332

10.	Financial and Capital Risk Management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk and currency risk). The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial position of the Company.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives and processes for measuring and managing risk, and the Company’s management of capital. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit Risk

Credit risk arises from cash deposits, classified as cash and cash equivalents, short-term investments and restricted cash equivalents, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include amounts due from related parties, joint venture partners, and value added tax due from foreign governments.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

10.	Financial and Capital Risk Management (cont’d…)

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of capital resources and the ability to pay obligations as they fall due.

Interest Rate Risk

The Company’s cash is invested in interest bearing bank accounts and guaranteed investment certificates. Interest rates fluctuate according to the prime rate. Should interest rates rise, cash held in guaranteed investment certificates can be liquidated and reinvested at the prevailing rates. As at November 30, 2015, the Company did not have any interest-bearing loans except for the $100,000 loan to Reservoir Capital (Note 8). Accordingly, the Company does not have significant interest rate risk. Based on the net exposures and assuming that all other variables remain constant, a 10% fall or rise of the interest rate would result in an increase/decrease of approximately $35,000 in the Company’s pre-tax loss.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Serbia, Macedonia, Romania, and West Africa and a portion of the Company’s expenses are incurred in Euros, Serbian dinars and Romanian lei. A significant change in the currency exchange rates between the Canadian dollar relative to the Euro, Serbian dinar and the Romanian leu could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at November 30, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in Euros, Serbian dinars and Romanian lei:

	Euros	Serbian dinars	Romanian lei	Total
Cash and cash equivalents	585,491	1,940,423	99,705
Receivables	-	4,562,972	39,370
Accounts payable and accrued liabilities	(52,255)	(21,749,620)	(69,211)

Net exposure	533,236	(15,246,225)	69,864

Canadian dollar equivalent	$754,223	$(178,332)	$22,180	$603,272

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the Euro, Serbian dinar, and Romanian leu would result in an increase/decrease of approximately $60,000 in the Company’s pre-tax loss.

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

10.	Financial and Capital Risk Management (cont’d…)

Management of Capital

The Company’s capital includes share capital and the cumulative deficit. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Values

Financial instruments measured at fair value on the consolidated statement of financial position are summarized into the following fair value hierarchy levels:

a)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

b)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

c)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities, and advances from JV partners approximate their fair value because of the short-term nature of these instruments. The fair values of the Company’s restricted cash equivalents are approximated by their carrying values as their interest rates are comparable to current market interest rates.

11.	Income Taxes

A reconciliation of income taxes at statutory rates is as follows:

Reservoir Minerals Inc. Notes to the Consolidated Financial Statements For the year ended November 30, 2015 (Expressed in Canadian dollars)

11.	Income Taxes (cont’d…)

Significant components of deductible and taxable temporary differences, unused tax losses and unused tax credits that have not been included in the consolidated statement of financial position are as follows:

	2015	Expiry date range	2014	Expiry date range
Share issue costs	$571,000	2034-2038	$840,000	2035-2038
Non-capital loss carry forwards (Serbia)	6,197,000	2016-2020	7,869,000	2015-2019
Non-capital loss carry forwards (Canada)	7,054,000	2031-2035	5,429,000	2031-2034
Non-capital loss carry forwards (Other)	3,451,000	2016-2022	2,222,000	2015-2021

Deferred tax benefits which may arise as a result of these non-capital losses and other deductions have not been recognized in these financial statements.

12.	Event after the Reporting Date

Subsequent to November 30, 2015, Rio Tinto completed its due diligence process and satisfied the conditions of the earn-in and joint venture agreement in connection to the Company’s Tilva-Njagra, Coka-Kupjatra, Nikolicevo and Kraljevica exploration permits in Serbia (Note 5).

APPENDIX B – MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESERVOIR FOR THE YEAR ENDED  NOVEMBER 30, 2015

Reservoir Minerals Inc.

Management’s Discussion & Analysis

Year Ended November 30, 2015

GENERAL

This management discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at March 16, 2016 and should be read in conjunction with the Company’s consolidated financial statements for the year ended November 30, 2015. Those consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Except where otherwise disclosed, all dollar figures included therein are quoted in Canadian dollars. Additional information on the Company’s activities can be found on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Reservoir Minerals Inc. (“Reservoir” or “Minerals” or “the Company”) is a prospect generator dedicated to the identification, acquisition and exploration of precious and base metal deposits and other resource opportunities in Europe and West Africa. The Company currently holds a portfolio of highly prospective projects in Serbia, where four licenses are subject to earn-in agreements in which partners are funding the exploration costs. The Company also conducts exploration activity in Macedonia, Romania, and West Africa. The Company’s strategy is to seek partners through joint ventures to fund exploration activities and project development. The objective of this strategy is to maximize exposure to discovery opportunities, while minimizing Minerals’ funding requirements and therefore reducing risk for the Company’s shareholders.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements which by their very nature are not guarantees of the Company’s future operational or financial performance, and are subject to risks, uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in market prices for commodities, difficulties in obtaining required approvals for the development of mineral projects and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties  identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The  Company updates any forward-looking information as  required by applicable securities regulations.

EXPLORATION OVERVIEW

Minerals’ exploration strategy is as a prospect generator using a partnership model in which the Company will seek to identify and secure promising exploration projects, to add value through targeted exploration and thereafter form partnerships for further exploration and development, reducing the exploration risk and expenditure for the Company. This model has proved  particularly  successful for the Company and its shareholders in the Timok Project, where the Company has had exploration success in identifying new high-grade copper-gold mineralization at the Cukaru Peki prospect in which Freeport-McMoRan Exploration Corporation (“Freeport”) has elected to sole fund the Timok Project to a Bankable Feasibility Study.

The Company will continue to follow this prospect generator and partnership strategy and will seek partnerships for all 100%-owned projects. Highlights include:

Partnership

  The Company continues to follow and develop its exploration partnership model, and has been actively presenting its 100%-owned exploration projects to prospective partners.

Serbia

  Minerals announced on March 12, 2015 that it had executed the Joint Venture Shareholders’ Agreement (“JVSA”) with Freeport for the Timok Project Joint Venture (“Timok Project JV”), and the JV company had approved a budget of US$18.7 million for 2015. The 2015 expenditures have been solely funded by Freeport. As at December 31, 2015, approximately 96% (or US$18.0 million) of the 2015 approved budget had been spent.
  In the Timok Project JV permits in eastern Serbia, diamond drilling continued throughout 2015 on the Cukaru Peki deposit (Brestovac-Metovnica Permit) and started again on copper-gold porphyry and skarn targets in the Jasikovo-Durlan Potok and Leskovo Permits in November 2015.
  At Cukaru Peki, drill programs are ongoing with both infill holes to confirm continuity and the resource model of the Upper Zone High Sulphidation Epithermal massive sulphide and step out and infill holes to determine the limits of the Lower Zone porphyry mineralization.
  In the Leskovo Permit, exploration drilling started on the Lipuca and Coka Skopoluj prospects at Jasikovo- Durlan Potok and drilling started on the Yanko prospect.
  Regarding the Company’s’ 100 % owned Timok Permits, on January 15, 2016, the Company announced that its subsidiaries Tilva (BVI) Inc., and Global  Reservoir  Minerals  (BVI) Inc., had completed  all  the conditions relating to an earn-in and joint venture agreement signed between Rio Tinto Group (“Rio Tinto”) and Reservoir. Under the terms of the agreement, Rio Tinto has the option to earn in stages up to a 75% interest in Reservoir’s four wholly-owned exploration permits in the Timok Magmatic Complex in Serbia (Nikolicevo, Kraljevica, Coka Kupjatra and Tilva Njagra) by sole-funding project expenditures of up to US$75 million. Reservoir will be the manager of the Tilva Project until Rio Tinto exercises its right to assume the role.
  Results of 2015 exploration programs and 2014 drilling on the Company’s Timok Exploration Permits in the eastern and western parts of the Timok Magmatic Complex are encouraging and have confirmed the Company’s stratigraphic, structural, and geological models, its exploration methodology, and the potential for discovery of both epithermal and porphyry style copper gold mineralization. Exploration programs are ongoing with ground geophysical (magnetic, CSAMT, and IP) surveys. A 2,250-metre drilling program started in the Kraljevica Permit on September 22, 2015.
  The Company is actively searching for new partners to continue exploration and target testing on the Parlozi CRD-type lead-zinc-silver project. These targets were identified through previous exploration by Midlands Minerals Corporation by ground magnetic surveys, structural mapping, and geological modeling. Recent exploration work by the Company demonstrates the presence of a significant mineralized system that is at least 2.0 x 1.5 kilometres in area, and drill targets have been identified in favourable host rocks around a magnetic anomaly that is interpreted to represent the controlling intrusive body.
  Following the eight-hole diamond drilling campaign (totalling 622.9 metres) on the Bobija Permit completed in 2014, the Company’s exploration has continued with updated geological and mineralization models and completion of ground geophysical surveys. Results suggest that the target  stratigraphy hosting the sulphide-barite mineralized horizon, may have a potential untested strike length of over 8 kilometres within the permit area. The results of the gravity survey demonstrate a good response from areas with known sulphide-barite mineralization, and identify several new targets for drill testing in the proximity of the mine.
  The Company holds four exploration permits (Sige Panjevac, Samanjac,  Kopajska reka-Planinica,  and Donja Studena) in the “East Serbia Permian sediment-hosted copper project” belt that  cover approximately 277 square kilometres. The 2015 field programs, focusing on defining continuity between the known occurrences of copper-silver mineralization and identifying targets for drill testing, have been completed. Preliminary results demonstrate the association of the copper and silver mineralization in most localities with bleached red-bed Permian sandstones with a strong structural and/or bedding control or overlying organic-rich (fetid) limestones and with cross-cutting structures. Highlights include up to 20.8% copper and 1,540 g/t silver from Bukovac dump grab (Studena Permit) and selective chip samples with up to 4.53% copper and 52.6 g/t silver recorded from the Senacki Potok locality (Samanjac Permit).

  The Donja Tresnjica exploration permit covers 32.46 square kilometres in Western Serbia along the trend of zinc-lead-silver (-gold) mineralization that contains one operating mine (Veliki Majdan) and the Company’s Bobija project. A reconnaissance exploration program has been completed and highlights include results from a 0.6-metre channel sample of a polymetallic quartz-sulphide vein-type mineralization in the Dragov Creek occurrence, which yielded 11.2% lead, 4.83% zinc, 439 g/t silver and 2.62 g/t gold.

Romania

  The Company’s Teiul and Gura Salistei exploration licenses target porphyry copper-gold mineralization in the Banat region of southwest Romania. These licenses lie along trend northwards from the favourable late Cretaceous Timok Magmatic Complex geology in Serbia.
  At Gura Salistei, exploration results confirm the presence of porphyry style copper-gold mineralization and alteration related to at least two multi-phase granodiorite intrusive centres (separated by 800 metres). At Nasovat, drilling confirmed that surface geochemical and geophysical anomalies are related to skarn ± weak veining zones and indicate proximity to an intrusive/porphyry system.
  Field work completed in both the Gura Salistei and Purcaru prospects, focused on identification of new targets, and included geological mapping, and geochemical sampling (soil samples and three rock chip samples) and ongoing studies including age dating, petrography, spectral mapping, geophysical IP survey, testing copper-in-soil and magnetic anomalies specific to porphyry-mineralized systems.

Macedonia

  The Company’s Konsjko, Dvorishte  Exploration Concessions and the East and South-East  Prospecting Concessions lie with the Vardar and Serb-Macedonian zones of the Tethyan metallogenic belt. Both zones have a long history of mining and are prospective for porphyry epithermal and lead-zinc deposits.
  A detailed draft technical report has been prepared on the Konjsko gold project summarizing the results of exploration work to date. This report also discusses further work and identifies drill targets.
  Konjsko highlights include discovery of a 3-kilometre long NW-SE trending structural “corridor” that is marked by occurrences of realgar, stibnite, and pyrite mineralization, and anomalous contents of gold, arsenic, and antimony in soil and rock. Two contrasting deposit types have been identified in the structural corridor including mesothermal, orogenic gold-only type of mineralization in the NW and epithermal “Carlin-like” As-Sb-Tl (-Au) mineralization in the SE. There appears to be a geochemical zonation and transition between zones. Highlights from the gold-only include results from the “road cut” outcrop that yielded 19 metres containing an average of 2.00 g/t gold (ranging from 0.075 to 9.85).
  All fieldwork has been completed on the Konjsko gold project including a systematic rock chip sampling and trenching program. Samples have been submitted for analysis and existing data are being compiled, reviewed and integrated into the geological model.
  The work program for the Dvorishte Exploration Concession has been approved by the government. Field work completed in Q4 2015 included preliminary mapping, stream sediment, soil and rock chip sampling and a ground magnetic survey. Initial findings confirm historic exploration revealing porphyry-type quartz- chalcopyrite-pyrite vein stockwork in altered quartz-feldspar porphyry dacite, which covers an area of approximately 1,150 x 850 metres.
  The work programs for Area 1-East and Area 2-South-East Prospecting Concessions have been completed and approved by the government.

Cameroon

  Since July 2015, operations in Cameroon were reduced to a minimal level while maintaining the licenses in good standing with the local mining ministry.

  The 1,000 square kilometres So’o licence was relinquished in December 2015.

Gabon

  Since July 2015, operations in Gabon were reduced to a minimal level while maintaining the licenses in good standing with the local mining ministry.
  A new mining agreement is being contested by the local Association of Mining Companies adding to delays already brought about by local ministry labour disputes and internal re-organisation.

Please refer to the Company website at www.reservoirminerals.com for the location, history, geology and mineralization of the Company’s projects.

Timok JV Project - Serbia

The Timok JV Project is comprised of the Jasikovo-Durlan Potok, Brestovac-Metovnica, Leskovo and the recently awarded Brestovac Zapad (“Brestovac West”) Exploration Permits. The Brestovac, Jasikovo, and Leskovo Exploration Permits were renewed in February 2015 for an additional 2 years until February 2017, and an area reduction of 25% was made in each case at renewal. The new Brestovac Zapad Exploration Permit covers the area relinquished in the Brestovac-Metovnica Exploration Permit, and is valid for 3 years until April 2018. The total area of the Timok Project exploration permits is 212.58 square kilometres.

The operator of the Timok JV Project is Freeport-McMoRan Exploration Corporation (“Freeport”) after acquiring a 55% equity interest under the Rakita Agreement. Freeport gave notice to the Company in July 2012 that it had elected to sole fund expenditures on or for the benefit of the Timok Project until the completion and delivery to the Company of a feasibility study to bankable standards (the “Bankable Feasibility Study”), subject to its right to cease such funding at any time and forfeit its right to gain the additional 20% equity ownership. The Bankable Feasibility Study must be in such form as is normally required by substantial, internationally recognized financial institutions for the purpose of deciding whether or not to loan funds for the development of mineral deposits. If Freeport completes the Bankable Feasibility Study, Freeport will indirectly own 75% and Minerals 25% of the Timok Project.

Minerals announced on March 12, 2015 that it had executed the Joint Venture Shareholders’ Agreement (“JVSA”) with Freeport for the Timok JV Project. In March, 2015, the board of directors of Rakita (BVI) Ltd (JV Company) approved a budget of $23,900,000 million (US$18,700,000) for 2015, which included a planned program of approximately 16,400 metres (“m”) of resource and step-out drilling on the Cukaru Peki permit area and a further 2,000 m of exploration drilling on each of the Jasikovo and Leskovo permit areas, for a total of approximately 20,400 m of drilling. The program also included metallurgical testing, geophysical surveys, hydrological, engineering, baseline environmental, social and such other studies as necessary to take the project to a scoping study level.

In July 2015, Rakita made the decision to reallocate some capital budget items to additional drilling in both the Upper Zone (UZ – High Sulphidation Epithermal mineralization) and the Lower Zone (LZ - Porphyry style mineralization). As of, December 31, 2015 a total of 41,182.4 metres has been completed by the Rakita JV and the breakdown is given below:

The original 2015 program on the UZ anticipated completing a total of 6,200 m and to December 31, 2015, 22,260.8 m had been completed in 54 holes and 4 wedges (During Q4-2015, ~12,000 m were completed in 16 holes and 3 wedges). The original 2015 program on the LZ anticipated completing a total of 10,200 m of which 11,047.2 m had been completed to December 31, 2015 in 7 holes and 2 wedges. LZ step out drilling is currently ongoing and continues with 2 holes, TC 150073B, and TC 150098. In addition 17 hydrological holes totalling 4,343.8 m have been drilled for water monitoring purposes. The planned 2,000 m of exploration drilling on each of the and Leskovo and Jasikovo permit areas started in November and December respectively; To date (Q4- 2015) 2 holes had been completed at  Leskovo for a total of 1,379.6 m and 1 hole at Jasikovo for a total of 150 m.

To December 31, 2015, approximately 96 % of the Rakita JV approved 2015  budget of $23,900,000 million (US$18,700,000) for 2015 has been spent for $24,900,000 million (US$ 18,000,000). The majority of this budget and Exploration focus has been spent on the Brestovac Permit Cukaru Peki drilling, technical studies and land acquisition and the breakdown of this amount includes:

  US$16,340,000 spent on exploration programs – drilling (total of 41,144.4 m and technical studies):
    Brestovac permit Cukaru Peki drilling (39,651.8 m on UZ, LZ and Hydro) programs
      Upper Zone:          24,260.8 m
      Lower Zone:         11,047.2 m
      Hydrological:        4,343.8 m
    Brestovac Cukaru Peki Technical Studies (Geophysics / Met / Environmental etc)
    Leskovo and and Jasikovo Permits - Minor Exploration drilling (1,492.6 m) and geophysics at Leskovo (1,379.6 m) and Jasikovo (150 m).
  US$1,660,000 has been used for Land Purchase around the Cukaru Peki project on the Brestovac Permit.

Brestovac-Metovnica Exploration Permit Area

The Brestovac Exploration Permit fourth year (2015) minimum work program commitment was 22,200 m of drilling plus other exploration costs (e.g. geophysics), with a total commitment of $7,300,000. The difference between the Brestovac Exploration Permit commitment and the Rakita Joint Venture 2015 approved budget of $23,900,000 million (US$18,700,000) includes costs for additional technical studies, capital expenditures including equipment, buildings and land, plus the exploration costs at the other Timok Project exploration permits.

The Brestovac Exploration Permit fifth year (2016) minimum work program commitment was planned to be 6,200 m of drilling plus other exploration costs (e.g. geophysics), and this number is currently under review; the fifth year (2016) exploration commitment will be updated by an exploration permit Annex after the 2016 Rakita budget is approved in early 2016.

The newly granted Brestovac Zapad (“Brestovac West”) Exploration Permit, covering the area relinquished from the Brestovac-Metovnica permit after the mandatory renewal area reduction of 25%, covers an area of 28.87 square kilometres. The Brestovac Zapad Exploration Permit first year (2015) minimum work program commitment does not include a drilling requirement and had a total commitment expenditure of $120,000.

In January 2014, SRK, an independent mining and geological consulting company, estimated the National Instrument 43-101 compliant Inferred Resource for the High Sulphidation Epithermal (“HSE”) zone to be 65.3 Mt at an average grade of 2.6% copper (“Cu”) and 1.5 g/t gold (“Au”), or 3.5% CuEq, containing 1.7 Mt (3.8 billion pounds) copper and 3.1 Moz gold or 2.3 Mt (5.1 billion pounds) CuEq. The Inferred Resource estimate is reported above a 1% CuEq cut-off grade. The Inferred Resource (“Upper Zone”) includes the high-grade massive sulphide (“HGMS”) domain containing an estimated 6.8 Mt at an average grade of 9.6% copper and 5.9 g/t gold (13.1% CuEq) at a 1% CuEq cut-off, and a significant proportion of the semi-massive sulphide (“SMS”) domain containing

14.1  Mt at an average grade of 3.2% copper and 2.7 g/t gold (4.8% CuEq) at a 3% CuEq cut-off grade. Reservoir believes that there is potential for a proportion of this high-grade mineralization to be mined and shipped directly to a smelter without the need for pre-concentration (“DSO” material).

The underlying porphyry type mineralization (“Lower Zone”) has not been modelled at this time due to the lack of drill data and geometrical understanding, and is not included in the resource estimate.

A summary of the Cukaru Peki Resource Estimate is presented in Table 1. The “43-101 Technical Report on a Mineral Resource Estimate on the Cukaru Peki deposit, Brestovac-Metovnica Exploration Permit, Serbia, January 2014” (the “Technical Report”) is available on SEDAR (www.sedar.com) and the Company’s website  www.reservoirminerals.com.

Table 1: CIM Compliant Mineral Resource Statement as at November 27, 2013 for the Cukaru Peki HSE Deposit

Category	Zone	Grade Category %CuEq	Million Tonnes (Mt)	Copper		Gold		Arsenic	Copper Equivalent
				% Cu	Metal (Cu Mt)	Au g/t	Metal (Au Moz)	% As	%CuEq
Inferred	HGMS	>10.0	4.5	11.2	0.5	7.4	1.1	0.2	15.7
		1.0-10.0	2.3	6.5	0.2	3.1	0.2	0.3	8.3
	SMS	>3.0	14.0	3.2	0.4	2.7	1.2	0.2	4.8
		1.0-3.0	44.5	1.3	0.6	0.4	0.6	0.1	1.6
	Sub Total HGMS >1.0		6.8	9.6	0.7	5.9	1.3	0.2	13.1
	Sub Total SMS >1.0		58.5	1.8	1.0	0.9	1.8	0.1	2.3
	Grand Total >1.0		65.3	2.6	1.7	1.5	3.1	0.1	3.5
(1)	SRK based reporting criteria for underground Resources on the following parameters:
(a)	A copper price of USD $6,500/t of copper, and a gold price of USD $1,300/oz.
(b)	Metallurgical recovery assumptions of 90% for copper and 75% for gold.
(c)	Operating costs of USD $46 per tonne of ore.
(2)	The cut-off grade used by SRK for the estimate is 1.0% CuEq.
(3)	Copper equivalentformula used is as follows: CuEq = Cu% + (Au g/t x 0.6).
(4)	All figures are rounded to reflect the relative accuracy of the estimate.
(5)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(6)	The Mineral Resource is given on 100% basis, currently 45% is attributable to Reservoir (refer to section “The Timok Project” in this MD&A).

Exploration diamond drilling in the Upper Zone continued during Q4 with a total of 27 holes (and 2 wedges) completed for 18,729 m. The infill program has been designed to test the continuity of the High sulphidation mineralization at drill spacing ranging from 40 to 28 m. Currently, one hole is currently still in operation – TC 150094. Assay data has been received for 26 holes with 10 holes outstanding. The assay results of 11 UZ drill holes (TC 14053, 56, 57 and TC 150061, 62, 64, 65, 67, 67A, 68, 69) were reported in Company News Release of December 01, 2015 and selection of significant results is presented in Table 2 below. Further UZ assay results, drill hole and geological details are available on the Company Website (www.reservoirminerals.com).

Table 2: Summary of significant UZ intercepts from drill holes reported in New Release Dec 01, 2015.

Hole ID	From	To	Length	Estimated true thickness (m)**	Cu (%)	Au (g/t)	CuEq (%)*
TC140053	462.0	673.0	211.0	187.5	3.98	2.31	5.36
including	462.0	477.0	15.0	13.3	8.19	5.29	11.36
including	522.0	606.0	84.0	74.7	5.27	2.42	6.72
TC140056	455.0	507.0	52.0	46.2	0.27	1.06	0.91
including	497.0	507.0	10.0	8.9	0.74	3.91	3.09
	591.0	609.0	18.0	16.0	1.72	0.86	2.24
including	603.0	609.0	6.0	5.3	5.08	2.28	6.45
TC140057	438.0	655.0	217.0	192.9	5.56	4.61	8.33
including	438.0	461.0	23.0	20.4	8.91	12.49	16.41
including	472.0	567.0	95.0	84.4	8.41	5.22	11.54
TC150061	466.0	652.0	186.0	170.4	8.02	4.44	10.68
including	468.0	599.0	131.0	120.0	10.03	5.45	13.30
TC150062	451.0	777.0	326.0	289.8	3.10	1.76	4.15

including	455.0	554.0	99.0	88.0	6.07	3.78	8.34
including	464.0	509.0	45.0	40.0	8.47	5.56	11.81
TC150064	453.0	735.0	282.0	250.6	4.99	4.23	7.53
including	490.0	635.0	145.0	128.9	8.03	5.98	11.62
TC150065	468.0	819.2	351.2	301.1	2.80	1.17	3.50
including	471.0	565.0	94.0	80.6	6.26	2.26	7.62
TC150067	492.0	775.0	283.0	219.1	2.97	2.10	4.24
including	572.0	607.0	35.0	27.1	7.83	7.15	12.12
including	762.0	769.0	7.0	5.4	10.88	0.48	11.16
TC150067A	491.0	746.0	255.0	197.4	2.98	2.00	4.18
including	549.0	603.0	54.0	41.8	6.14	3.13	8.02
TC150068	450.0	777.0	327.0	290.6	2.80	1.61	3.77
including	453.0	512.0	59.0	52.4	6.23	5.00	9.23
TC150069	493.0	628.0	135.0	112.9	2.30	1.22	3.03
	700.0	810.0	110.0	92.0	0.95	0.32	1.14
including	794.0	804.0	10.0	8.4	5.80	1.01	6.41

* Copper-equivalent (CuEq %) is calculated using the formula (Copper % + 0.6 x g/t of gold).

** Estimated true thickness – the intercept intervals from drill holes through the Inferred Resource model are estimated to intersections perpendicular through the orientation of the mineralization on cross section.

Lower Zone (LZ) step out and infill drilling continued in Q4 2015 bringing the total to date (Q4 -2015) to 11,047.2 m completed in 7 holes and 2 wedges. The LZ drill data and coverage is insufficient for resource modelling at present, however, the Company believes the geometry of the known  porphyry mineralization  in the LZ  projected to horizontal surface is roughly ellipsoidal with dimensions of approximately 1,300 m (from upper intercepts into LZ between drill holes TC 140054 to FMTC 1340) by 600 m (from upper intercepts into LZ between drill holes FMTC1332 to FMTC 1210). The LZ is currently limited to the southwest and southeast by drilling and geological considerations, but could be reasonably expected to extend to the north, and possibly to the south beneath the UZ where there are no holes extending to the depths at which the LZ might be expected. The top of the LZ mineralization occurs at depths below surface ranging from approximately 1,400 m in the west to 750 m in the east. The vertical full extent of the LZ is not known since several drill holes terminate in mineralization, but intervals ranging between 200 m to 900 m are outlined in previously published Company News Releases, including Table 1 – October 19, 2015. Significant results from LZ holes TC 140054, 54A are presented in Table 3. The ongoing drilling in the LZ with 4 drill holes TC 150073, 73A, 75 and 98. (Table 3) are continuing to test the extent, depth and continuity of the LZ mineralization.

Table 3: Summary of significant results from drill holes TC140054 / 54a.

Drill hole ID	From (m)	To (m)	Inter val (m)	Estimated true thickness (m)**	Copper (%)	Gold (g/t)	CuEq (%)*
TC140054/ 54a	1498.0	735.0	705.8	695.0	0.91	0.26	1.07
including	1826.0	2012.0	186.0	185.3	1.20	0.35	1.42

* Copper-equivalent (CuEq %) is calculated using the formula (Copper % + 0.6 x g/t of gold).
** Estimated true thickness – the intercept intervals from drill holes through the Inferred Resource model are estimated to intersections perpendicular through the orientation of the mineralization on cross section

Maps  showing  the  location  of  the  drill  holes  in  the  Timok  Project  are  presented  on  the  Company  website (www.reservoirminerals.com).

Table 3: Cukaru Peki drill-hole data for drilling during 2015 to December 31, 2015

Hole ID	Target Mineralization	Planned Depth (m)	Final Depth (m)	Declination (º)	Azimuth (º)	Date Completed	Drilling Status
TC150060	Porphyry		2093.8	-87	225	21/06/2015	Completed
TC150060A	Porphyry		2105.9	-80	259	11/09/2015	Completed - Wedge from TC 150060 at 850m
TC150061	HSE		803.8	-85	248	06/05/2015	Completed
TC150062	HSE		804.1	-90	0	17/05/2015	Completed
TC150063	Porphyry		771.5	-84.5	70	04/06/2015	Terminated (technical problems)
TC150064	HSE		798.6	-90	0	05/06/2015	Completed
TC150065	HSE		819.2	-84.5	250	29/06/2015	Completed
TC150066	Porphyry		1206.1	-80	70	21/07/2015	Completed
TC150067	HSE		788.7	-80	247	04/07/2015	Completed
TC150067A	HSE		771.5	-85	234	20/07/2015	Completed - Wedge from TC150067 at 413m
TC150068	HSE		843.3	-90	0	27/07/2015	Completed
TC150069	HSE		816.3	-80	247	19/08/2015	Completed
TC150070	HSE		768.5	-81.7	249.7	04/09/2015	Completed
TC150071	HSE		798.5	-90	0	06/09/2015	Completed
TC150071A	HSE		961.8	89.3	32.6	24/09/2015	Completed - Wedge from TC150071 at 539m
TC150072	HSE		665.4	84.8	69.72	25/08/2015	Terminated (technical problems)
TC150073	Porphyry		1706.6	-81.336	55.395	16/12/2015	Terminated (technical problems)
TC150073A	Porphyry		1723.7	-81.336	55.395	08/02/2016	Terminated (technical problems) - Wedge from TC150073 at 1339.1m
TC160073B	Porphyry	2200		-81.336	55.395		In Progress - Wedge from TC150073A at 1599.1m
TC150074	HSE		652.2	-85	70.33	08/09/2015	Completed
TC150075	Porphyry		2219.3	-81.26	33.53	08/02/2016	Completed
TC150076	HSE		831.7	-90	0	24/09/2015	Completed
TC150077	HSE		265.6	-85	250.6	15/09/2015	Terminated (technical problems)
IEBCP-1	Water Well		250.2	-90	0	11/09/2015	Completed
TC150078	HSE		784.4	-90	0	04/10/2015	Completed
TC150079	HSE		766.9	-90	0	11/10/2015	Completed
TC150080	HSE		717.4	-90	0	05/10/2015	Terminated (technical problems)
IEBCP-2	Water Well		281	-90	0	29/09/2015	Completed
TC150081	Monitoring Well		428.4	-90	0	08/10/2015	Completed
TC150082	HSE		924.7	-86	248.1	30/10/2015	Completed
TC150083	HSE		768.5	-85.52	67.9	27/10/2015	Completed
TC150084	Monitoring Well		25.1	-90	0	06/10/2015	Completed
TC150085	Monitoring Well		25	-90	0	07/10/2015	Completed
TC150086	Monitoring Well		95	-90	0	30/10/2015	Completed

TC150087	Monitoring Well		25	-90	0	03/11/2015	Completed
TC150088	Monitoring Well		25	-90	0	06/11/2015	Completed
TC150089	Monitoring Well		25	-90	0	08/11/2015	Completed
TC150090	HSE		654.5	-80.85	247.7	19/11/2015	Terminated (technical problems)
TC150090A	HSE		806.6	-80.85	247.7	01/12/2015	Completed - Wedge from TC150090 at 525.2m
TC150091	HSE		798.6	-82.2	249.9	06/11/2015	Completed
TC150092	Monitoring Well		110.6	-90	0	19/10/2015	Completed
TC150093	HSE		878.2	-80.95	247.8	12/11/2015	Completed
TC150094	HSE	780		-90	0		In Progress
TC150095	HSE		858.2	-84.9	248.2	20/11/2015	Completed
TC150096	HSE		845.9	-85.08	248	23/11/2015	Completed
TC150097	Vibrating Wire Piezometer		699	-90	0	22/11/2015	Completed
TC150098	P	2200		-82.18	239.4		In Progress
TC150099	HSE		696.2	-90	0	11/12/2015	Completed
TC150100	Monitoring Well		25	-90	0	10/11/2015	Completed
TC150101	HSE		770.8	-90	0	14/12/2015	Completed
TC150102	Monitoring Well		150	-90	0	17/11/2015	Completed
TC150103	Vibrating Wire Piezometer		542.5	-90	0	06/12/2015	Completed
TC150104	Vibrating Wire Piezometer		593.7	-90	0	18/12/2015	Completed
TC150105	HSE		726.3	-85.02	67.9	21/12/2015	Completed
TC150106	HSE		654.1	-87.12	61.9	21/12/2015	Completed
TC150107	Vibrating Wire Piezometer		881.7	-90	0	25/12/2015	Completed
TC150108	HSE		743.1	-90	0	31/12/2015	Completed
TC150109	Vibrating Wire Piezometer		161.6	-90	0	17/12/2015	Completed

Table 5: Summary of total drilling to December 31, 2015 on the Brestovac-Metovnica Exploration Permit

Year	Metres Drilled
2011	3,464.2
2012	17,609.7
2013	27,714.9
2014	5,145.3
2015	39,651.8
Total	93,585.9

Jasikovo-Durlan Potok Exploration Permit Area

The  Jasikovo-Durlan  Potok  Exploration  Permit  fourth  and  fifth  year  (2015-2016)  minimum  work  program commitment is 2,000 m of drilling per year, plus other exploration costs with a total commitment of $400,000 and

$371,000 in year 1 (2015) and year 2 (2016) respectively. The fifth year (2016) exploration commitment may be updated by an exploration permit Annex after the 2016 Rakita budget is approved in early 2016.

Exploration diamond drilling resumed in December 2015, with one drill rig on the Yanko porphyry / skarn target with 150 m being completed by December 31, 2015. Assay results and details on the drilling in the Jasikovo-Durlan Potok exploration permit were presented in the News Release dated June 4, 2014. Further assays and results will be presented in due course after drill core samples are analysed and data provided under the provisions of the Timok Project JVSA.

Table 6: Jasikovo-Durlan Potok drill-hole data for drilling since October 2014

Drill hole ID	Prospect	Target	Final Depth (m)	Declinatio n (º)	Azimuth (º)	Date Completed
FMJC 1402	Ogasu Kucajna	Skarn	1421.5	-90	0	11/12/2014
FMJC 1503	Ogasu Kucajna	Skarn		-83	90	In Progress

Table 7: Summary of total drilling to December 31, 2015, on the Jasikovo-Durlan Potok Exploration Permit area

Year	Metres drilled
2011	2,531.8
2012	1,073.8
2013	1,263.9
2014	1,621.5
2015	149.7
Total	6,640.7

Leskovo Exploration Permit Area

The Leskovo Exploration Permit fourth and fifth year (2015-2016) minimum work program commitment was 2,000 m of drilling per year plus other exploration costs with a total commitment of $538,000 and $394,000 in year 1 (2015) and year 2 (2016) respectively. The fifth year (2016) exploration commitment may be updated by an exploration permit Annex after the 2016 Rakita budget is approved in early 2016.

Exploration diamond drilling resumed in November 2015, with two rigs in the Lipuca and Coka Skopoluj porphyry prospects, and to December 31, 1379.6m had been drilled. The Coka Skopoluj prospect is located in the middle of the permit, approximately 2 kilometres northeast of the Lipuca Vlaška prospect and 3 kilometres southwest of the Coka Marin mine, where RTB Bor exploits high-sulphidation epithermal (HSE) massive sulphide mineralization.

The analytical results for October- November 2014 core samples are being evaluated and those from previous drill program are described in detail in the News Release dated June 4, 2014.

Table 8: Summary of total drilling to December 31, 2015, on the Leskovo Exploration Permit area

Year	Metres Drilled
2013	776.3
2014	2,271.1
2015 Total	1,379.6 4,427.0

The results of the drilling on the Timok Project during late 2014 will be reported as soon as all the assay results are received and evaluated. Samples have been submitted for analyses and results are expected shortly. Maps showing the location of the drill holes in the Timok Project are presented on the Company website (www.reservoirminerals.com).

Timok JV Project Exploration Outlook

Exploration at the Timok JV Project is being sole funded by Freeport, which is the operator of the project. The 2015 exploration drilling focused on in-fill and step-out drilling in the HSE mineralization, drilling to define the limits of the porphyry-type mineralization at Cukaru Peki, and reconnaissance drilling  elsewhere in the Timok Project permits.

To date and with the reallocated funding within the proposed budget, Freeport has incurred 96% of the planned budgeted expenditure for 2015, completing 41,144.4 m of drilling compared to the planned total budget of 20,400

m. This equates to approximately 96 % of the Rakita JV approved 2015 budget of $23,900,000 million (US$18,700,000) spent for $24,900,000 million (US$ 18,000,000). The majority of this budget and Exploration focus has been spent on the Brestovac Permit Cukaru Peki drilling,  technical studies and land acquisition and the breakdown of this amount includes.

Company representatives attended the Rakita quarterly Technical Committee Meetings in Belgrade and in Bor during June and August 2015, and a quarterly board meeting was held in December 2015.

The Company will continue to monitor the progress  of  the Timok JV via the quarterly Technical Committee meetings and board meetings. The company is currently assessing exploration data, including drilling, assay results, geophysics and other technical data provide by Rakita the Joint Venture Company. Rakita has also initiated a number of technical studies and engaged in-house (Freeport) and independent consultants to carry out studies that will be required to take the project to a scoping study level in early 2016. These studies include: metallurgical testing; surface and down hole geophysical surveys; hydrological baseline data collection and surveys; an enhanced geotechnical programme; civil and mine engineering design options; infrastructure development; product marketing of “DSO” type material; baseline environmental, social and such other studies. The results and reporting of these studies is expected during Q1-Q2 2016

The Company has budgeted up to $750,000 for parallel technical studies including but not limited to resource estimation, preliminary economic assessment level studies and for legal fees. Minerals incurred a total of approximately $1,040,000 of its own costs on the Timok project for the year ended December 31, 2015. The variance was the result of a decision in the last half of the year to review and update internal technical and economic studies. The work related specifically to updating the resource estimate, mine design and planning, Reservoir funded metallurgical test work and updating financial models. This involved hiring additional consultants and further work by SRK, none of which was included in the original budget.

The above commentary contains material forward-looking information and is subject to change. Any of the following risk factors could have a significant negative impact on the actual 2015 expenditures compared to budget, the decision of Freeport to sole fund the Timok project, the value of the Timok project and the value of the Company’s shares:

               discouraging geologic and economic results obtained as a result of the budgeted 2015 work programs;
               a significant decline in copper and / or gold prices;
               political changes that will have a negative effect on mine development;
               permitting or environmental issues which will reduce the value of the project;
               land access issues which restrict mining and milling processes or even access for drilling and other work;
               Corporate issues which may affect Freeport’s ability or desire to sole fund the Rakita JV; and,
               If Freeport decided not to sole fund the project, then there would be an increased burden on Minerals’ treasury in order for it to contribute its 45% share of funding.

Timok Exploration Permits 100%-owned by Reservoir Minerals Inc. - Serbia

The Company controls an area of 218.1 square kilometres on four 100%-owned exploration permits in the Timok area, in addition to the 212.6 square kilometres currently being explored under the terms of the Rakita Agreement with Freeport in the Timok JV Project.

On January 15th, 2016, the Company announced that its subsidiaries Tilva (BVI) Inc., and Global Reservoir Minerals (BVI) Inc., had been notified by Rio Tinto Mining & Exploration Limited (Rio Tinto), that all the conditions had been satisfied (including due diligence) relating to an earn-in and joint venture agreement (Agreement) signed between Rio Tinto and Reservoir. Under the terms of the Agreement, Rio Tinto has the option to earn in stages up to a 75% interest in Reservoir’s four wholly-owned exploration permits in the Timok Magmatic Complex: Nikolicevo, Kraljevica, Coka Kupjatra and Tilva Njagra in Serbia, by sole funding project expenditures of up to US$75 million. Rio Tinto will also reimburse Reservoir’s costs from the Kraljevica drilling started in September 2015, up to a maximum of US$500,000, which will form part of the Stage 1 earn-in expenditure. Reservoir will be the manager and operator of the Tilva Project until such time as Rio Tinto exercises its right to assume the role. The focus of initial work will be data compilation, geological and structural interpretation and modelling, in order to prioritize targets for the next round of drilling (see Reservoir news releases of January 26, 2016 and November 12, 2015 for details). An update on exploration activities in the 100%-owned Timok Exploration Permits was provided in the News Release dated September 30, 2014 and October 26, 2015.

Nikolicevo and Kraljevica Exploration Permit Areas

The Nikolicevo and the Kraljevica Exploration Permits are located within the prospective Timok Magmatic Complex, eastern Serbia, and border the Brestovac-Metovnica permit that hosts the Cukaru Peki copper-gold discovery. The current licenses had both ended the first Year 3 term and were renewed (with 25% reductions) in November 2015. Under the new Serbian Mining Code (December 2016) both Permits are now valid for 3 more year until November 15, 2019, with areas of 70.32 and 70.37 kilometres squared respectively and the reduced areas will be re-applied for. The permits include the same andesite volcanic sequence that hosts the Cukaru Peki copper- gold mineralization, and contain favourable structural elements known to be associated with copper-gold mineralization in the region. The Company considers that the permits are prospective for both Cukaru Peki and Bor district style porphyry and high sulphidation epithermal massive sulphide targets, and designed a phased drill program to test targets at different structural levels.

Previous 2014 Nikolicevo exploration and a preliminary drilling campaign validated the Company’s geological, stratigraphic model and structural interpretations; The Company believes that the mapped and logged alteration assemblages and hydrothermal breccia zones (in drill hole RTN 1406), together with copper mineralization in float and outcrop, and the fragmental epiclastic and volcaniclastic beds containing clasts of copper and iron sulphide mineralization and altered volcanics in both outcrop and drill holes (drill holes RTN 1402, 1405), are together indicative of proximity to an as yet undiscovered massive sulphide high-sulphidation epithermal system in the Rudine-Misljenovac area. Further details of drilling and exploration results are provided in Company News Release dated September 30, 2014 and October 26, 2015.

The  2015  Nikolicevo  and  Kraljevica  field  exploration  programs  included  follow-up  geological  mapping,  infill geochemical  soil  and  rock  chip  sampling,  and  geophysical  (controlled  and  natural  -source  audio-frequency magnetotellurics – CSAMT/NS, Induced polarization – IP and ground magnetic) surveys over priority target areas. At Nikolicevo, during Q4, geophysical survey programs (including 51 km of CSAMT/NS and 57 km ground magnetic lines) and petrographic, paleontological and spectral studies were completed. All data is currently being complied, reviewed and modelled and a second phase of drilling, planned for Q3 2016, and will test priority targets in both the eastern sector where the Miocene sediments conceal the Upper Cretaceous sequence, and western area where new targets have been defined by the follow-up fieldwork.

At Kraljevica, 2015 field exploration programs focused in the north of the permit where the south east most part of the Timok complex is thought to underlie the younger cover sequence. During Q4, geophysical surveys (including 9 km of CSAMT/NS and 12 km of IP) and spectral studies were completed. A 2,500 m diamond drill program designed to test priority coincident geochemical and geophysical targets started on the 22 of September 2015.

Table 9: Summary of total drilling to December 31, 2015, on the Kraljevica Exploration Permit

Drill hole ID	Prospect	Final Depth (m)	Declination (º}	Azimuth (º)	Date Completed
RTK1501	Lubnicka reka	632.4	80	250	31/10/2015
RTK1502	Stojkov potok	446.4	65	90	04/12/2015
RTK1502A	Stojkov potok	554.4	80	90	14/01/2016
RTK1503	Pazariste	760m	87	325	14/01/2016

A summary of drill location and details is given in Table 8; Samples have been sent for analysis and drilling results will be reported once assays received and data has been reviewed by Company geologists.

Work programs for 2016 on the Nikolicevo and Kraljevica both Permits will include combination of follow-up detailed mapping and geochemical sampling (including soil, rock chip and trenching), geophysical surveys (including ground magnetics, IP, NSMT and gravity) and drill testing of priority targets.

Tilva Njagra and Coka Kupjatra Exploration Permit Areas

The Tilva-Njagra and the Coka-Kupjatra Exploration Permits were renewed in February 2015 and are valid until February 10, 2017, and February 21, 2017, and have areas of 36.77 and 40.64 kilometers squared respectively. Work programs for 2016 on both Permits will include follow-up detailed mapping and geochemical sampling (including soil, rock chip and trenching), geophysical surveys (including ground magnetics, IP, NSMT and gravity) and drill testing of priority targets.

The Tilva-Njagra and the Coka-Kupjatra Exploration Permits are located in the western sector of the prospective Timok Magmatic Complex, eastern Serbia. The Company believes these permits to be prospective for both epithermal gold and porphyry copper-gold mineralization, and during 2014 undertook field programs including geological mapping, geochemical sampling (soil and rock chip), and ground geophysical surveys (magnetometry and induced polarisation - IP). Mapping and sampling confirmed the presence of copper and gold mineralization within intense advanced argillic altered volcanics and hydrothermal breccias in the Lipa, Coka Kupjatra-Kulmea and Kumstaka prospects, presence of porphyry style alteration at Crni Vrh (Red River) prospects and altered volcanics in the Beljevina prospect (Tilva Njagra Permit).

The Company completed a four hole diamond drilling program during September to December 2014 for a total of 2,312.7 m; with two drill holes on the Tilva Kumustaka and Zlace targets (RTT 1403 and 1410) in the Tilva Njagra permit, and two holes on the Lipa target (RTT 1407 and 1409) in the Coka Kupjatra permit; Further details of the drilling are presented in Company News Release October 26, 2015 and Maps showing the location of all drill holes and further details are presented on the Company website at www.reservoirminerals.com.

Exploration and drilling results in the Coka Kupjatra and Tilva Njagra permits confirmed the presence of gold, copper and locally silver mineralization associated with extensive structurally-controlled epithermal (advanced argillic) alteration systems. Drilling also confirmed the presence of overprinted  porphyry  style alteration and veining at depth. The geophysical methodologies also proved to be successful in defining zones of associated clay and silica alteration as well as fine disseminated sulphide in the advanced argillic and phyllic altered zones. The Company believes that there are further porphyry and skarn targets at the Kumstaka-Beljevina and Red River prospects.

The 2015 field exploration program included detailed geological mapping, geochemical soil and rock sampling, and ground geophysical surveys (magnetometry and CSAMT). During Q4, geochemical soil grids, geophysical survey programs (including 6 km of NSMT and 57 km ground magnetic lines at Coka Kupjatra and 3.5 km of NSMT and 91 km of ground magnetic lines at Tilva Njagra) and petrographic and spectral studies were completed. Exploration results will be used to define further targets in the priority prospect areas for drill testing in 2016.

Deli Jovan Project - Serbia

The Deli Jovan exploration permit and project, which was previously subject to an earn-in agreement with London- listed Orogen Gold plc (“Orogen”), was relinquished in February 2016.

Parlozi Exploration Project - Serbia

The Parlozi exploration permit is held by Balkan Exploration and Mining d.o.o. (“BEM d.o.o.”), an indirectly held, wholly-owned, Serbian-registered subsidiary of the Company. The Parlozi exploration permit covers approximately

67.41 square kilometres, and includes occurrences of historical lead-zinc-silver mining in the Kosmaj-Babe area of the Sumadija mining district in central Serbia. The exploration permit was renewed for 2 years on June 5, 2015. The mineralization in the permit area comprises silver-bearing vein and replacement-type lead-zinc sulphides hosted by Cretaceous carbonate sedimentary rocks and associated with intrusive Neogene quartz latite dykes and volcanic breccias. This type of mineralization, that is interpreted to be primarily carbonate-replacement in type (“CRD”), has long supported lead-zinc-silver mining operations in the region.

The project was previously subject to an earn in agreement by Midlands Minerals Corp. (“Midlands”), who spent

$740,000 up to May 6, 2015, the project was returned to Reservoir by Midlands for strategic reasons (News release dated April 23, 2015). The Company is actively searching for a new partner to test targets defined by the ground magnetic survey, structural mapping and geological modeling completed by Midlands that is summarised in News Release dated May 6, 2015.

The Company's exploration has been focused on the Parlozi (Kosmaj-Babé) and Plandiste prospects. The Plandiste prospect, where the Company identified high-grade silver-lead-zinc mineralization (News Release May 13, 2014), is located approximately 1.4 kilometres west of the Parlozi prospect. Maps and further information on the Project are provided on the Company website (www.reservoirminerals.com).

A drilling campaign of six diamond drill holes, totalling 1,714.4 m, was completed on the Plandiste and Parlozi prospects (Company News Releases dated September 3 and October 30, 2014). The most encouraging intercepts were in Parlozi drill hole 14-PA-001, including 174.0 g/t silver, 2.5% lead and 3.8% zinc over 2.95 m from 301.65 to

304.60 m, and 567.2 g/t silver, 2.0% lead and 0.5% zinc and 0.96 g/t gold over 2.50 metres from 537.00 to 539.50

m. Maps showing the location of the drill holes in the Parlozi Project are presented on the Company website (www.reservoirminerals.com).

Fieldwork carried out during 2015 included detailed geological and structural mapping, underground sampling and trenching, as well as ground magnetometry, geo-electric (deep sounding resistivity) and gravimetry geophysical surveys. Results of exploration are encouraging and include recognition of a significant mineralized system that covers at least 2.0 x 1.5 kilometres over the Parlozi and Plandiste prospects as well as several other prospects and historical exploration pits. Drill targets have been identified in favorable host rocks around a magnetic anomaly that is interpreted to represent the controlling intrusive body. Further details are available on the Company website (www.reservoirminerals.com).

Bobija Exploration Project - Serbia

The Bobija Exploration Permit, which is held by BEM d.o.o., has been renewed, and is valid until May 12, 2017. The permit covers an area of approximately of 34.82 square kilometres, and surrounds the Bobija barite deposit and mine, which is owned by Akcionarsko Drustvo Bobija (“ADB”), a joint stock company registered in Serbia.

On March 5, 2014, the Company executed an agreement with the owners of the barite mine, ADB, granting the Company rights to conduct exploration for sulphide mineralization within the Bobija mining concession for an initial payment of €50,000 and subsequent annual payments of €12,000 until the completion of a feasibility study and conclusion of a joint venture agreement for exploitation.

A drilling campaign of eight short diamond drill holes (totalling 622.9 metres) was completed during August- September, 2014 (News Release November 24, 2014). The drilling validated the presence of SEDEX or VMS style massive sulphide mineralization recorded in historical drill holes and workings, and also successfully tested extensions of the mineralization. Results include intercepts of 15.10 m (from 2.0 to 17.1 m down-hole, approximately 8.25 m true thickness) through massive sulphide mineralization averaging 4.73% zinc, 4.23% lead,

122.14 g/t silver and 1.91 g/t gold in hole BB-07. Recently, analyses of samples of barite (± quartz ± pyrite) collected from outcrops in the Bobija barite mine and also from processed barite material at the Bobija plant reveal that all samples contain anomalous gold (range 0.06 to 0.797 ppm gold) adding to the potential of the mineralized sulphide-barite horizon.

Maps showing the location of the drill holes in the Bobija Project are presented on the Company website (www.reservoirminerals.com).

2015 field work included underground sampling, detailed surface mapping of the barite mine and surroundings (1:1000 scale), a geophysical gravimetric survey (25 x 25 m grid) over the mine area (0.45 square kilometres) and detailed petrographic studies. The Company has also updated the stratigraphic section and completed three- dimensional modeling of historic exploration data including drilling. The recent exploration results suggest that the target Triassic stratigraphy, including the sulphide-barite mineralized horizon, may have a potential untested strike length of over 8.5 kilometres within the permit  area. The results of the gravity survey demonstrate a good response from areas with known sulphide-barite mineralization, and identify several new targets for drill testing in the proximity of the mine. Further details are available on the Company website (www.reservoirminerals.com).

Central Serbia Sediment Hosted Copper Exploration Project - Serbia

With the acquisition of the Sige Panjevac, Samanjac, and Kopajska reka-Planinica exploration permits, Reservoir now holds four exploration permits that cover an area of approximately 277 square kilometres (Table 10) and contain sediment-hosted copper mineralization in a Permian ‘red-bed’ sedimentary sandstone sequence.

Table 10: Exploration Permits in the Central Serbia Sediment-hosted Copper Exploration Project

Permit	Permit Area (km2)	Grant Date	Expiry Date	Work Commitment ($CAD)
Donja Studena	55.95	December 20, 2013	December 20, 2016	68,500
Samanjac	96.00	July 1, 2014	July 1, 2017	80,000
Sige-Panjevac	70.00	July 1, 2014	July 1, 2017	71,000
Kopajska reka-Planinica	55.26	July 18, 2014	July 18, 2017	60,000

* The Permit area surrounds the Jasenovac Mining Concession (approximately 5.5 square kilometres for coal exploitation)

The Company has carried out a comprehensive field reconnaissance program completed on all four permits, including identifying and describing copper-silver mineral occurrences and historical workings reported in various documents and maps, compilation of relevant geological data, rock sampling from mine dumps and workings, geological mapping and stream-sediment sampling in areas with prospective stratigraphy.

Preliminary field mapping demonstrated the association of the (locally very high grade copper and silver – up to 20.8% copper and 1,540 g/t silver from Bukovac dump material- Studena) mineralization in most localities with bleached  red-bed  Permian  sandstones  or  an  overlying  organic-rich  (fetid)  limestones  and  with  cross-cutting structures. Mineralization appears to have a strong structural and / or bedding control and is dominated by disseminations of secondary malachite and azurite and locally sulphides including chalcocite, bornite and pyrite. The stratigraphy of the copper-silver occurrences near Studena village suggests possible continuity along strike for at least 1.5 kilometres. Locally skarn-type mineralization, possibly related to Upper Cretaceous andesites, has been observed.

Follow-up 2015 field work, including detailed mapping and geochemical sampling (soil and rock) has focused on defining continuity between the known occurrences of copper-silver mineralization and identifying targets for drill testing. At the Samanjac, mapping and sampling results confirm that copper-silver occurrences are associated with bleached Permian red sandstones and a strong structural (NW trending and bedding parallel) and bedding control. At the Senacki Potok locality visible zones of secondary (malachite, azurite, iron-copper oxide/hydroxides) and primary sulphide (chalcocite-pyrite) copper mineralization from 0.3 to 3 m thick are associated with bleached and locally silicified alteration zones that are semi-continuous over a strike length of approximately 6 kilometres. Grades of up to 4.53% copper and 52.6 g/t silver occur in rock chip samples with visible secondary / sulphide copper collected from bleached red sandstone in the Samanjac Permit. Further assay results and details are presented in Company Press release October 26, 2015 and on the Company website (www.reservoirminerals.com).

During Q4 exploration programs focused on the principally on Dona Studena Permit where mapping and sampling confirmed that the Permian sandstone units form the northern limb of a major WNW-ESE trending anticline that is overlain by Jurassic, and locally Triassic, calcareous units. Copper-silver mineralization at the Studena and Bancarevo villages appears to be structural (fault) controlled and associated with bleached and often silicified red Permian sandstones, often close to the contact with overlying, locally fetid, Jurassic limestones. Soil sampling in the permit has identified a number of XRF defined copper in soil anomalies, including a possible continuity of >50 ppm copper-in-soil (maximum 631 ppm copper, analyses by XRF) along strike for up to approximately 2 kilometres near Studena village and near the Cuka occurrence to south of Bancarevo village.

Table 11: Selective XRF results from Q4 rock chip sampling in the Donja Studena Exploration Permit

Sample ID	Locality	Sample Type	Copper (%)	Silver (ppm)
ST-0200814	Gradac	Outcrop/Chip selected	0.30	42
ST-0200829	Gradac	Float/Chip selected	0.80	35
ST-0200819	Čuka	Outcrop/Chip selected	0.97	21
ST-0200818	Gabar - Padina	Outcrop/Chip random	0.33	< 10
ST-0200825	Veselovac	Outcrop/Selected	0.70	< 10

Further details maps showing the location of the exploration permits and prospect areas in the Sediment-hosted Copper Exploration Project are presented on the Company website (www.reservoirminerals.com).

Donja Tresnjica Exploration Permit - Serbia

The Company, through its subsidiary BEM d.o.o., was awarded the Donja Tresnjica exploration permit, which covers 32.46 square kilometres in  western  Serbia  along  the trend  of  zinc-lead-silver-gold  mineralization  that contains one operating mine (Veliki Majdan) and the Company’s Bobija project. The Donja Tresnjica exploration permit is initially valid until April 11, 2017, and the work expenditure commitment for 2014 was approximately

$68,500.

Previous prospecting by Company geologists identified outcrops of quartz-sulphide vein-type mineralization hosted by Paleozoic schists occur in the area around Zverovici village. At the Dragov Creek occurrence, polymetallic lead-zinc-silver-gold-copper-antimony mineralization is exposed in a historical adit. The mineralized zone, which is between 0.2 to 0.7 m thick and probably associated with a low angle tectonized (mylonite) zone, consists of fine-

grained, dark-grey to black, sulphides (pyrite, galena, sphalerite and tetrahedrite) with fragments of quartz and silica. A 0.6 metre channel sample yielded 11.2% lead, 4.83% zinc, 439 g/t silver and 2.62 g/t gold.

The 2015 field season work program included preliminary mapping and rock chip sampling programs. Mapping identified two major structural trends (NW-SE and NE-SW) that intersect in the Dragov creek area and which may control mineralization and mineral occurrences. The NW-SE trending zone is up to 5 kilometres long and locally contains silicified and pyritised zones in schist that may be up to up 50m wide.

Recent mapping and the results of a 40 rock chip surface sampling program confirm the presence of Pb, Zn Ag, Au mineralization from dump and outcrop material near the Dragov do adit and also in the strongly pyritised and quartz-veined schists in the Reljino brdo – Rečica area, which is located approximately 3.5 kilometres southeast of Dragov do adit and at Trčilovac. Paleogene andesite dykes were also observed in these areas during mapping. A selection of rock chip results is presented below:

Table 13: Results from prospecting rock samples, Donja Trešnjica Exploration Permit

Sample ID	Prospect	Type of sample	Pb	Zn	Ag	Au
			ppm	ppm	ppm	ppm
DT-0200611	Dragov do	Outcrop/Chip random	1770	150	6.91	0.21
DT-0200612	Dragov do	Dump	>10000	8810	1150	29.7
DT-0200615	Reljinobrdo	Outcrop/Chip select	1125	6300	5.54	0.27
DT-0200626	Rečica	Outcrop/Float in-situ	1415	187	2.10	0.37
DT-0200633	Rečica	outcrop-chip random	4770	492	14.35	0.04

Underground mapping and rock chip sampling in the ~50 metre long Dragov Creek Adit (following certified inspection) confirmed continuity and grade of Pb, Zn, Sb, Ag, Au (+/-Cu) mineralization over approximately 40 m of the strike length with gold and lead contents Ag ranging from 150 to 591 ppm Ag, gold contents ranging from 0.23 to 5.04 ppm Au, and values ranging from 3.86% to 15.15% lead (Table below). A selected chip sample (DT 200686) from the silicified and mineralized zone contained 22.7% zinc, 20.0% lead, 1,060 ppm silver and 1.59 ppm gold.

Table 14: Selected results from channel samples, Dragov do adit

Sample ID	Distance from the Entrance (m)	Sample Length (m)	Pb (%)	Zn (%)	Sb (ppm)	Ag (ppm)	Au (ppm)
DT-200646	6.1	1.2	8.10	0.13	>10000	150	4.77
DT-200654	9.0	0.6	9.04	5.71	>10000	316	4.12
DT-200664	20.4	0.7	10.35	1.78	6980	388	2.25
DT-200666	23.0	0.7	6.03	2.13	3920	230	1.22
DT-200669	27.0	0.5	8.81	13.05	4600	362	1.70
DT-200677	38.5	0.8	15.15	0.19	>10000	591	5.04

Regional Reconnaissance - Serbia

The Company is continuing a regional reconnaissance program in the geologically most favourable zones in Serbia, and will apply for exploration permits over the most prospective areas.

Romania

The Company, through its wholly owned Romanian subsidiary, acquired the Gura Salistei (license no. 17004/2014 covering 9.13 square kilometres, valid until March 16, 2019) and Teiul (license no. 17063/2014 covering 64.85 square kilometres, valid until March 27, 2019) exploration licenses through the tender procedure organized by the Romanian National Agency for Mineral Resources. Year 2 (of 5) work programmes (2015-2016) for both licenses, were submitted to the minerals agency in late July.

The Gura Salistei and Teiul licenses are located in the Banat region in southwest Romania, where the prospective geology in the Timok Magmatic Complex extends from Serbia into Romanian territory. The target in both licenses is porphyry, skarn and epithermal copper-gold mineralization. Diamond-drilling of priority porphyry and skarn targets, 947 m (3 holes) in the Gura Salistei license and 492 m of drilling in the Teiul license, was completed in April 2015.

Exploration and drilling results are encouraging and validate the Company’s exploration methodology and strategy; At Gura Salistei, preliminary results of field work and drilling confirmed the presence of porphyry style copper- gold mineralization and alteration (potassic with sericite-clay overprinting) related to at least two intrusive centres (separated by 800 m) that are associated with soil geochemical (Cu-Au) and magnetic anomalies. In the Teiul license, late Cretaceous intrusive dykes and stocks intrude basement schist and Cretaceous clastic sediments in a setting very similar to the Majdenpek copper-gold deposit in the northern part of the Timok Magmatic Complex, Serbia. Skarn mineralization and newly observed quartz-stockwork zones were mapped and sampled in two prospect areas - Purcaru and Nasovat in the northern part of the Permit. The best grades were seen in skarns with up to 0.82% copper and 1.57 grams per tonne (g/t) gold from skarn mineralization in the Nasovat prospect. The drilling at Nasovat confirmed that weak surface geochemical and geophysical (high magnetic and IP chargeability) anomalies are related disseminated sulphides and skarn ± weak quartz vein zones – and potentially indicate proximity to an intrusive / porphyry systems.

At Purcaru, a robust copper-in-soil geochemical anomaly defined by the 100 ppm copper contour (maximum 1,300 ppm copper) covers an approximately  2 x 1 kilometre area and also covers a number of coincident ground magnetic anomalies and IP chargeability high anomalies which have yet to be drill tested. Further details of Exploration and drilling results are presented in Company News Release October 26, 2015 and the Company website.

Fieldwork programs completed on both the Gura Salsitei and Teiul Permits during Q4 2015 focused on identifying new drill targets and included follow-up geological mapping, infill geochemical soil and rock chip sampling, and geophysical IP surveys over copper-in-soil and magnetic anomalies specific to porphyry-mineralised systems. In additional spectral mapping of alteration minerals on core intercepts and rock hand specimens, Age dating (6 samples) and petrography studies were completed.

Company geologists will continue to review data, revise geological models and define new targets for testing during a second phase of drilling later in 2016. Maps showing the location of the licenses and prospect areas in the Banat area (Romania) are presented on the Company website (www.reservoirminerals.com).

Macedonia

Reservoir Minerals Macedonia DOOEL, a wholly-owned subsidiary  of the Company, was granted the Konjsko mineral exploration concession in the Kozuf Massif, southern Macedonia. The concession agreement was signed, and the concession granted, on July 4, 2013. The Konjsko concession is valid for four years, with total work commitment of $380,000 over the four years. In December 2014 the Macedonian government granted an extension to the Konjsko Concession, covering the trend of gold mineralization. The Konjsko Concession now covers an area of 29.97 square kilometres. The 2015 Annual Report on the work performed at Konjsko Concession has been submitted at the Ministry of Economics (MoE).

On September 28, 2015, Reservoir Minerals Macedonia DOOEL was granted two prospecting concessions in the eastern and southern Macedonia – Area 1 East and Area 2 Southeast. The concessions are valid for two years, with total work commitment of $118,000 over the two years. The Area 1 East Concession covers an area of 2,125.4 square kilometres, and the Area 2 Southeast Concession covers an area of 2,612.3 square kilometres. The work programs for both Area 1 – East and Area 2 – South east been completed and approved by the Government.

Reservoir Minerals DVB DOOEL, a wholly-owned subsidiary of the Company, was granted the Dvoriste Mineral Exploration Concession in eastern Macedonia on January 26, 2015. The concession is valid for four years, with total work commitment of $680,000 over the four years. The Dvorishte Concession covers an area of 24.5 square kilometres. Annual Report on the work performed at Dvorishte Concession has been prepared and submitted at the MoE. The work program for the Dvorishte Exploration Concession has been approved by the Government.

Konjsko

The Kozuf Massif, in which the Konjsko concession is located, is known to contain occurrences of gold, arsenic antimony with affinities to sediment hosted gold type deposits. The Company announced the results of the first year gold exploration program in the Konjsko exploration concession in a News Release of February 2, 2015, and this included results from the “road cut” outcrop that yielded 19 m containing an average 2.00 g/t gold (range

1.75     - 9.85 g/t gold) in the 3 kilometer long NW-SE trending structural “corridor” that is marked by occurrences of realgar, stibnite and pyrite mineralization, and anomalous contents of gold, arsenic and antimony in soil and rock.

Results of the ground geophysical (IP and magnetometry) exploration surveys have been evaluated. The magnetometry clearly reflects the NW-SE trending faults and structural grain that parallel the prospective “corridor”. A prominent magnetic low corresponds in part to the core of area with known gold mineralization, and may be reflecting hydrothermal alteration in the host metarhyolites and schists. The IP survey clearly identified and prioritized 5 strong IP anomalies within the prospective “corridor” that have been tested in part by trenching.

The 2015 field program has also been completed, with work focused along the trend of the prospective ‘’corridor zone” and into the area of NW extension to the Konjsko Concession. The program included mapping, soil sampling, prospecting, systematic rock sampling and trenching. Samples have been sent for analyses and data is being reviewed, evaluated and integrated into the geological model. Preliminary findings indicate that there is a pronounced zoning and transition of mineralization and geochemical anomalies along the ‘‘corridor ’’ from gold- only in the northwest (Road Cut Area) to arsenic-antimony-thallium dominated in the southeast (Smda Voda stream) and that this zoning can be explained by two contrasting target types of mineralization:

  NW Zone: “Orogenic mesothermal gold” associated with quartz veins and silicification in low-angle, ductile shear zones, and with fuchsite-quartz-sericite-pyrite alteration, covering an area of at about 600 x 1000 metres;
  SE Zone: “Epithermal, Carlin-like” As-Sb-Tl-sulphide association with silicification, argillic alteration, quartz veining and brecciation that is controlled by a NW-SE structure over about a 300-metre length.

Detailed Technical Report has been prepared on the Konjsko gold project summarizing the results of exploration work to date. This Report also discusses further work and identifies drill targets at Konjsko Concession.

Company geologists will continue to evaluate and review all data with a view to defining targets for drill testing in both zones. Further details and information can be found on the Company Website (www.reservoirminerals.com).

Dvoriste

The Dvoriste Concession covers an area of 24.5 square kilometres, and is located in eastern Macedonia approximately 25 kilometres northeast of Euromax Resources Ltd.’s Ilovica porphyry copper-gold project. Porphyry style copper mineralization was discovered in the 1970’s with quartz-sulphide veining and biotite alteration found to be centered on a dacite intrusive that is also marked by geochemical anomalism for copper (maximum 167 ppm)

and molybdenum (maximum 127 ppm) in soils. Regional geochemical data in the historic database also indicates several other target areas within the concession.

Fieldwork completed in Q4 included validation of the historical data, reconnaissance mapping,  geochemical stream, soil and rock chip sampling and ground magnetic surveys. Samples have been sent for analyses and soils have also been checked by XRF. Preliminary mapping indicates that there are at least two phases of porphyritic quartz-feldspar dacite intrusion and mapped alteration includes both potassic and phyllic types. The intrusive centre covers an area of approximately 1,150 x 850 metres, with the surrounding phyllic alteration halo extending for several hundred metres into the contact breccia and gneiss. Porphyry-type quartz-chalcopyrite-pyrite vein stockworks are observed locally in the dacite porphyry. The initial evaluation of the magnetic and XRF results suggests an excellent correlation between mapped altered dacite intrusives. Company geological mapping and geochemical sampling completed in Q4 2015, and will be posted as soon as results have been received, compiled and evaluated.

Maps showing the location of the concessions and prospect areas in Macedonia are presented on the Company website (www.reservoirminerals.com).

Cameroon - West-Central Africa

From 1st July 2015 operations have been reduced to a minimal level while maintaining the licences in good standing with the mining ministry. The Company continues to look for partnerships or other strategic options at its projects.

Bibemi and Wapouzé Exploration Projects

No exploration has been carried out on the projects since May 2015.

So’o Exploration Project

At the Company’s request, the 1,000 square kilometres So’o license was relinquished on 31st December 2015

Gabon - West-Central Africa

In July 2012, the Gabonese Republic Ministry of Industry and Mines granted the Mitzic and Boumango Exploration Permits to Reservoir Minerals Gabon SARL, the Company’s wholly-owned Gabonese subsidiary. The permits were selected after Company’s geologists reviewed geochemical data obtained from 2005 to 2009 under the auspices of the European Union-funded SYSMIN program, and recognized the gold exploration potential of these permits, detail provided in the Company News Release dated January 30, 2013.

License renewal applications, which were submitted in March 2015, have been delayed by re-organization and labor issues in the Gabon Mining Ministry and uncertainties produced by a new Mining Agreement Template. The recently published Mining Cadaster indicates that Reservoir is the holder of the Mitzic and Boumango licenses.

Mitzic and Boumango Exploration Projects

The projects are in a phase of Care and Maintenance as of May 2015 no exploration has been carried out.

Maps showing the location of the licenses and prospect areas in West Africa are presented on the Company website (www.reservoirminerals.com).

QUALIFIED PERSON

Dr. Tim Fletcher, Chartered Engineer (UK), a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and Vice-President Exploration of the Company, has reviewed and verified the technical information that forms the basis of the above technical disclosure on the Company’s exploration activities.

OUTLOOK

The Company continues to seek partners for its exiting exploration projects and has an active program of site visits with prospective partners currently underway. Securing exploration partnerships is important to the Company to reduce its own exploration expenditure while advancing projects and allows the Company to generate  new projects.

Serbia

Freeport continues to sole fund expenditures on or for the benefit of the Timok JV Project. In March, 2015, the board of directors of Rakita (BVI) Ltd. approved a budget of US$18.7 million for the 2015 program. In July, a decision was made to reallocate some capital budget items to additional drilling in both the Upper Zone and the Lower Zone. To date, December 31, 2015, 96 % of this budget, approximately US$18.0 million has been spent, with the main expenditure on infill drilling of the high-grade copper-gold massive and semi-massive sulphide mineralization and on improving  the confidence in the resource in the Upper Zone. Exploration  drilling  also continued to define the limits to the extensive copper-gold porphyry mineralization in the Lower Zone. Some budget was also been allocated to land technical studies (to support a scoping study),  capital  expenditures including equipment, buildings and land, plus the exploration costs at the other Timok Project exploration permits (Leskovo and Jasikovo).

On January 15th, 2016, the Company announced that its subsidiaries Tilva (BVI) Inc., and Global Reservoir Minerals (BVI) Inc., had completed the earn-in and joint venture agreement (Agreement) signed between Rio Tinto and Reservoir. The Company and Rio will continue the extensive surface exploration program on the 100%-owned Nikolicevo and Kraljevica Exploration Permits in the eastern Timok, and the Tilva-Njagra and the Coka-Kupjatra Exploration Permits in the western Timok. Planned programs have started with data collation, review and modelling and this will be followed by delineation of priority areas for infill field programs subsequent to drill testing.

Orogen and the Company have decided to relinquish the Deli Jovan gold project.

The Company is actively searching for a new partner for the Parlozi project to test CRD-style lead-zinc-silver mineralization targets identified by ground magnetic surveys, structural mapping and geological modeling that was completed by Midlands.

The Company will undertake further exploration for SEDEX or VMS/SMS style lead-zinc-silver mineralization on the Bobija Project in Serbia under the terms of the agreement with the owners of the Bobija barite mine, ADB. The Company is actively searching for a partner to drill test new gravity targets in the proximity of the mine and also continue exploration for additional mineralized horizons in the target host stratigraphy in the rest of the permit area.

The Company will continue field work over the Central Serbian “Permian sediment-hosted copper project” Permits with additional focus on defining continuity between the known occurrences of copper-silver mineralization, refining regional stratigraphy, geological and structural model and identifying targets for drill testing.

The Company will be assessing new opportunities on the basis of the results of the regional reconnaissance program.

Romania

Field work in both the Gura Salistei and Teiul licenses, focused on identification of new priority target areas. Evaluation of the collected mapping, geochemical, geophysical, drilling and spectral data is ongoing and will also include 3D deposit modelling. The Company is actively searching for a new partner to test drill targets in Gura Salistei and Purcaru prospects.

Macedonia

Field work programs on the Konjsko project and Dvorishte Exploration Concession Area have been completed and all samples  sent for analysis. Data  review  and  evaluation  is  underway. The  Company, through  its  subsidiary Reservoir Minerals Macedonia DOOEL has been awarded two exclusive prospecting concessions, with a total area of approximately 5,000 square kilometres, located in southern and south eastern Macedonia. The Company is actively searching for a new partner to continue exploration in the concessions and drill test priority targets. The Company will also carry on identifying new projects elsewhere in the country.

West Africa

The Company continues to look for partnerships or other strategic options at its projects in Cameroon and Gabon. From 1st July 2015 operations in West Central Africa have been reduced to a minimal level while maintaining 4 of the 5 licences. The south Cameroon So’o licence was relinquished 31st December 2015.

RESULTS OF OPERATIONS

For the three months ended November 30, 2015

The Company’s loss and comprehensive loss totaled $2,538,498 (2014 - $3,570,312) for the three months ended November 30, 2015. Overall, the loss and comprehensive loss for the current period were lower due to lower exploration expenses and management fees, partially offset by higher share-based payments, an impairment charge and lower operator’s fees. Exploration costs were lower due mainly to decreased spending on the 100% Timok licenses and the Freeport Timok JV. The lower expenditures on the Freeport Timok JV were due to a lower annual budget for the Company’s independent expenditure. The reduced expenditures on the 100% owned Timok licenses were due mainly to reduced drilling and assay costs in 2015.

Management fees, which include directors’ fees were lower in 2015 because: there were two fewer directors in 2015 compared to 2014, the Chairman’s monthly fees were reduced and there were reduced fees paid to directors who were involved in special projects and negotiations for the joint venture agreement with Freeport. Share- based payments were lower in 2015 because two directors did not stand for re-election and consequently there were no accruals for their bonus shares and stock options in the fourth quarter. The Company took an impairment charge on the So’o license in Cameroon in the quarter and there was no similar impairment taken in 2014. Operator’s fees were lower than in 2014 because Midlands terminated the option agreement on the Parlozi property in May 2015 and therefore there was no operator fee income in the fourth quarter of 2015.

For the year ended November 30, 2015

The Company’s loss and comprehensive loss totaled $8,857,811 (2014 - $9,145,337) for the year ended November 30, 2015. Overall, the loss and comprehensive loss for the current year were lower due to a decrease in net exploration expenditures and a gain on dilution of a former subsidiary, partially offset by higher general and administrative expenses.

Net exploration expenditures were lower in 2015 primarily due to reduced expenditures on the Freeport Timok JV, 100%-owned Timok, West African projects, and general property exploration. Lower expenditures on the Timok JV were expected as the Company reduced its legal and technical study expenses as it continued to monitor the project, which is being run and funded by Freeport. In 2014 the Company incurred exploration costs of $1,753,988 on the Freeport Timok JV. Expenditures were also reduced on the 100% owned Timok licenses as the result of a significantly reduced drill program which in turn reduced assay costs. Minerals entered into an earn-in and joint venture agreement with Rio Tinto in November of 2015 and as a result expects that Rio Tinto will be funding the project for the next year or more. The Company is operating under an option agreement in West Africa to earn a 90% interest in the Bibemi and So’o exploration licenses. Minerals approached its earn-in threshold in 2015 and accordingly had budgeted a lower expenditure for 2015 compared to 2014.

General and administrative expenses were higher in 2015 due to higher share-based payments partially offset by lower travel and shareholder communication costs. The share-based payments were recognized for the partial vesting and accrual of 664,000 stock options and 1,080,000 restricted share units (“RSUs”) granted in last quarter of the previous fiscal year. The share-based expense was higher for 2015 because it included a full year of vesting whereas in 2014 these expenses were only included for a portion of the fourth quarter. Travel expenses were lower for 2015 due to reduced travel costs for senior management and also for non-executive directors. In 2014 travel costs were higher for non-executive directors to attend JV negotiations, some investor conferences and some special committee assignments. Shareholder communication costs were lower in 2015 due to reduced attendance at investor conferences. The Company recorded a gain on dilution of subsidiary of $210,472 as a result of Orogen Gold plc acquiring a 60% interest in Deli Jovan Exploration d.o.o., the former subsidiary that owned the Deli Jovan license and there was no comparable gain in 2014.

LIQUIDITY AND CAPITAL RESOURCES

As at November 30, 2015, the Company had working capital of $31,863,219 compared to $37,579,211 at November 30, 2014. During the year ended November 30, 2015, working capital decreased primarily due to cash used in operating and investing activities. The Company’s management believes that the current working capital position is sufficient to meet its general and administrative and exploration expenditures for the next twelve months. As at November 30, 2015, the Company has 1,549,200 stock options outstanding and exercisable, which are in-the-money. If exercised, these stock options would generate approximately $1,900,000 of additional cash.

SUMMARY OF QUARTERLY RESULTS

	November 30 2015	August 31 2015	May 31 2015	February 28 2015
Financial Results Exploration expenditures (net of recoveries)	$1,561,530	$936,731	$1,227,126	$1,136,695
Loss for the period (1)	(2,533,338)	(1,792,554)	(2,172,222)	(2,337,002)
Lossper share - basic and diluted	(0.05)	(0.04)	(0.05)	(0.05)

	November 30 2014	August 31 2014	May 31 2014	February 28 2014
Financial Results Exploration expenditures (net of recoveries)	$2,733,813	$2,119,743	$1,235,037	$952,158
Loss for the period⁽¹⁾	(3,565,249)	(2,427,839)	(1,672,018)	(1,441,020)
Loss per share - basic and diluted⁽¹⁾	(0.07)	(0.05)	(0.04)	(0.03)

(1) Loss for the period and loss per share attributable to equity holders only

The loss for the quarters varies primarily based on the amount of exploration expenditures incurred and whether stock options were granted in the quarter.

For the quarter ended November 30, 2015 exploration expenditures were higher than for the prior quarter due to higher spending on the Timok JV and the 100% owned Timok licenses. The loss for the period was higher than for the prior quarter due to higher exploration expenditures.

For the quarter ended August 31, 2015 exploration expenditures were lower than for the prior quarter due to lower expenditures for Macedonia and Romania and West Africa. The loss for the period was lower than for the prior quarter, due to lower exploration expenditures and lower share-based payments.

For the quarter ended May 31, 2015 exploration expenditures were slightly higher than for the prior quarter due mainly to increased expenditures on the Serbian and Macedonian Projects. The loss was somewhat lower than for the prior quarter due to lower share-based compensation and due to a gain on dilution of a former subsidiary which more than offset the higher exploration costs.

For the quarter ended February 28, 2015 exploration expenditures were significantly lower than for the prior quarter due mainly to lower expenditures on both the Timok JV and the 100% owned Timok licenses. This was the main reason for the lower loss for the period compared to the prior quarter. The exploration expenditure variance relates partly to the seasonality of the expenditures partly due to the type of activity. Normally exploration activity is lower in the first quarter than for other quarters due to finalizing of budgets and due to winter weather in Europe. In the prior quarter the activity level was high particularly on the 100% owned Timok licenses as a drilling campaign was on-going.

For the quarter ended November 30, 2014, exploration expenditures were higher than prior quarter due to the continued increased exploration activities on the 100%-owned Timok Project and share-based payments recognized on stock options and restricted share units (“RSU”) granted.

For the quarters ended August 31, and May 31, 2014, exploration expenditures were higher than prior quarter due to increased exploration activities on the 100%-owned Timok Project and projects in Romania and Macedonia. The increase in exploration expenditures was the main reason for the increase in the loss for these quarters over the prior quarter.

SELECTED ANNUAL FINANCIAL INFORMATION

	November 30 2015	November 30 2014	November 30 2013
Financial Results Exploration expenditures, net	$4,862,082	$7,040,751	$3,886,413
Share-based payments	2,786,414	512,665	-
Loss for the year attributable to equity holders	(8,835,116)	(9,106,126)	(5,065,192)
Loss per share - basic and diluted attributable to equity holders	$(0.18)	$(0.20)	$(0.12)
Financial Position Working capital	$31,863,219	$37,579,211	$14,180,909
Exploration and evaluation assets	294,910	294,237	156,495
Total assets	33,419,363	39,807,332	15,673,561
Share capital	58,136,947	56,711,996	24,230,227
Deficit	(28,748,146)	(19,913,030)	(10,806,904)

Exploration expenditures increased in 2014 over 2013 as the Company incurred significant expenditures on its 45% owned Timok project which is subject to an earn-in agreement with Freeport, as well as on its 100% owned Timok projects as well as higher expenditures on its Macedonian and Romanian projects. Exploration expenditures were significantly lower in 2015 due to reduced spending on the Timok JV, the 100% owned Timok licenses and West African projects.

Share-based compensation increased in 2014 over 2013 because 664,000 stock options and 1,080,000 RSUs were granted. This compensation was granted in early October of 2014 and accordingly fiscal 2014 only included share- based compensation accruals for a portion of one quarter. Share based compensation increased significantly in 2015 because there was a full year of vesting and accrual on the compensation granted in 2014 compared to only a partial quarter of accrual in 2014.

The loss for the year attributable to equity holders has varied over the three year period mainly due to increases in net exploration expense and due to changes in share-based compensation. In 2014 the loss increased over 2013 due to increases in both net exploration expenses and share-based compensation. In 2015 there was a lower loss than for 2014. Lower exploration expenditures were offset by higher share-based compensation. In 2015 there was a gain on dilution of a subsidiary and there was no comparable gain in 2014.

Total assets have fluctuated year on year mainly based on the amount of cash raised from financings or warrant exercises in the year, offset by the amount of cash used in operations.

SIGNIFICANT EQUITY INVESTEES

Rakita JV

On December 13, 2012, Freeport exercised its option in connection with the earn-in agreement with respect to the Rakita Property. As a result, the Company reduced its continuing interest in its previously wholly-owned subsidiaries Rakita (BVI) Inc. and Rakita Exploration d.o.o. (collectively “Rakita JV”) to 45% and recognized a gain on dilution of the former subsidiary. The Rakita JV consists of a BVI holding company and a Serbian limited liability company. The Company’s investment in the Rakita JV is $Nil. Under the original earn-in agreement and now under the recently executed JVSA, Freeport has elected to sole fund all of expenditures in order to prepare and deliver a feasibility study to the Company. Minerals is therefore not responsible for any of the funding of the Timok project and accordingly has no responsibility for the net liabilities of the Rakita JV. Minerals has not invested any funds in the Rakita JV since the December 2012The Company’s unrecognized share of the loss for the year ended November 30, 2015 was approximately $7,730,000 (2014 - $2,656,000). As at November 30, 2015, the Company’s accumulated unrecognized share of the losses since December 13, 2012 was approximately $16,264,000.

The summarized financial information for the year ended November 30, 2015 for Minerals’ equity interest in the Rakita JV is presented in the table below.

If Freeport delivers the feasibility study and acquires the additional 20% interest, Freeport will be entitled to recoup from Minerals 25% of the aggregate costs and expenses funded by Freeport from May 4, 2012 through to the delivery of the feasibility study from 80% of each of Minerals’ share of cash distributions from the project, up to a maximum amount of US$25,000,000 including interest on the aggregate expenditures at LIBOR plus 5%.

Deli Jovan JV

On April 27, 2015, Orogen exercised its option in connection with the earn-in agreement with respect to the Deli Jovan Property. As a result, the Company reduced its continuing interest in its previously wholly-owned subsidiaries Reservoir Exploration (BVI) Inc. and Deli Jovan Exploration d.o.o. (collectively “Deli Jovan JV”) to 40% and recognized a $210,472 gain on dilution of the former subsidiary. The Deli Jovan JV consists of a BVI holding company and a Serbian limited liability company.

A reconciliation of the gain on loss of control of Deli Jovan JV is as follows:

Amount
Cash and other current assets	$36,543
Equipment	525
Exploration and evaluation assets	62,473
Accounts and other payables	(4,145)
Advances from JV partners	(305,868)
Net liability held by former subsidiary Investment in associated company	(210,472 -)
Gain on dilution	$210,472

As shown in the table above, the Company’s investment in the Deli Jovan JV was $Nil on the date of loss of control of April 27, 2015. The Company has not recorded its share of Deli Jovan JV losses for the year ended November 30, 2015. The Company’s unrecognized share of the loss for the year ended November 30, 2015 was $7,860 (2014 -

$Nil). As at November 30, 2015, the Company’s accumulated unrecognized share of the losses since April 27, 2015 was $7,860. Subsequent to the end of the year, the Deli Jovan licenses were relinquished by the Deli Jovan JV.

The summarized financial information for the year ended November 30, 2015 for Minerals’ equity interest in the Deli Jovan JV is presented in the table below.

		November 30 2015
Current assets		$29,735
Non-current assets		62,931
Current liabilities		3,285
Non-current liabilities		315,168
Loss for the period		(19,650)
The Company’s ownership %		40%
The Company’s recognized share of loss for the period	$	Nil

TRANSACTIONS WITH RELATED PARTIES

The  Company  entered  into  a  number  of  transactions with related  parties. The  aggregate value  of  these transactions and outstanding balances were as follows:

	Salary	Share-based
Year ended November 30, 2015	or Fees	Payments	Total
Chief Executive Officer	$251,500	$881,791	$1,133,291
Chief Operating Officer	213,007	149,497	362,504
Chief Financial Officer	-	26,163	26,163
VP Exploration	162,068	112,125	274,193
VP Corporate Development	120,000	494,536	614,536
Corporate Secretary	-	18,686	18,686
Director, David Knox,	30,750	86,260	117,010
Director, Geoff Chater	34,500	86,260	120,760
Director, Michael Winn (former)	11,917	(12,707)	(790)
Director, Miles Thompson	95,000	345,039	440,039
Director, Miljana Vidovic (former)	60,000	(12,707)	47,293
Director, Stephen Scott	34,125	129,390	163,515
Reservoir Capital Corp.	30,000	-	30,000
Seabord Services Corp.	189,600	-	189,600
	$1,232,467	$2,304,333	$3,536,800

Year ended November 30, 2014	Salary or Fees	Share-based Payments	Total
Chief Executive Officer	$250,000	$197,523	$447,523
Chief Operating Officer	54,417	22,982	77,399
Chief Financial Officer	-	2,873	2,873
VP Exploration	106,204	17,236	123,440
VP Corporate Development	120,000	73,811	193,811
Corporate Secretary	-	4,021	4,021
Director, David Knox,	40,500	12,707	53,207
Director, Geoff Chater	36,300	12,707	49,007
Director, Michael Winn (former)	30,000	12,707	42,707
Director, Miles Thompson	120,000	50,829	170,829
Director, Miljana Vidovic (former)	96,000	12,707	108,707
Director, Stephen Scott	31,500	19,061	50,561
Reservoir Capital Corp.	48,000	-	48,000
Seabord Services Corp.	189,600	-	189,600
	$1,122,521	$439,164	$1,561,685

Reservoir Capital Corp. (“Reservoir Capital”) is a company with common directors. Reservoir Capital entered into a loan agreement with the Company in April 2014 for aggregate proceeds of $100,000 with interest at the rate of 4% per annum. The amount in receivables included $6,333 accrued interest.

Seabord Services Corp., (“Seabord”) is a management services company controlled by a former director. Seabord provides the services of a chief financial officer, corporate secretary, accounting and administration staff and office space for the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company. The contract with Seabord is an ongoing monthly commitment which can be terminated by either party with sufficient notice.

The above payments for management compensation, directors’ fees and administrative services are payments made in the normal course of business. The amounts paid for these services are negotiated in good faith by both parties and fall within normal market ranges. The Compensation Committee reviews executive compensation annually. The Board of Directors considers any changes recommended by the Compensation Committee and approves these changes if appropriate. All balances due to related parties are included in accounts payable and accrued liabilities. The consulting contracts with senior management are ongoing monthly commitments which can be terminated by either party with sufficient notice.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However,  the Company continues to evaluate properties that it may acquire in the future.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The impacts of these estimates and judgments are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

Management has used estimates for such items as: various assumptions regarding share-based compensation and for the recovery of deferred tax assets. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Management has also made judgments which affect the values reported in the Company’s consolidated financial statements. Management has applied judgment in determining the Company’s functional currency, whether the carrying value of any of its exploration and evaluation assets is impaired, significant influence on an associated company, and the collectability of its accounts receivable.

RISK AND UNCERTAINTIES

Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash deposits. Cash and cash equivalents, short-term investments, and restricted cash equivalents are held by one major Canadian chartered bank from which management believes the risk of loss to be minimal. Receivables of $287,255 (2014 - $492,574) are considered collectable as at November 30, 2015. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing activities. Management believes that the Company has sufficient working capital to sustain its exploration and administrative activities for the next twelve months.

Market Risk

(a)	Interest rate risk

The Company’s current policy is to invest excess cash in interest bearing accounts of select major Canadian chartered banks. The Company regularly monitors compliance to its cash management policy. As at November 30, 2015, cash and cash equivalents and short-term investments were in interest bearing accounts or term deposits. Should interest rates rise, funds held in term deposits can be liquidated and reinvested at the prevailing rates. The Company does not have any interest bearing loans except for the $100,000 loan made to Reservoir Capital as disclosed in Note 8 to the financial statements. Therefore, interest rate risk is minimal.

(b)	Foreign currency risk

At this time there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the Euro, Serbian dinar, Romanian leu and other currencies could have an adverse impact on the amount of exploration conducted.

(c)	Commodity price risk

The Company is exposed to commodity price risk. Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one or more of its mineral properties to a third party.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface rights or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and by obtaining permits for drilling and other exploration activities. The Company is earning an interest in certain of its mineral properties through option agreements and acquisition of title to the mineral properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related mineral property may not vest and the Company will have to write- off the previously capitalized acquisition costs related to that mineral property. Market prices for gold, silver and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Joint Venture Funding Risk

The Company’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Minerals can find another partner or has enough capital resources to fund the exploration and development on its own.

Financing and Share Price Fluctuation Risks

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its mineral properties.

Securities markets can experience a high degree of price volatility and the market price of securities of many companies, particularly those considered to be development stage companies such as Minerals, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues.

Foreign Country and Political Risks

The Company is operating in countries that currently have varied political and economic environments. As such, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. Notwithstanding any progress in restructuring political institutions or economic conditions, the present administrations, or successor governments may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and  enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties  for non-compliance, more stringent environmental  assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Key Personnel Risk

Minerals’ success is dependent upon the performance of key  personnel working  in  management  and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Insured and Uninsured Risks

In the course of exploration and development of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability. Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse  effect on  the Company’s results and reduce the value of the securities of the Company. Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and to the extent that such  other companies may participate  in ventures in which the Company may participate, those directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition

The Company will compete with many other companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company has 48,685,665 common shares issued and outstanding. There are also 1,814,000 stock options outstanding (1,349,200 exercisable) with exercise prices ranging from $0.65 to $4.12 per option and terms expiring between October 17, 2016 and October 9, 2019 and 792,000 RSUs outstanding convertible into common shares in tranches between October 9, 2015 and 2017.

APPENDIX C - INTERIM FINANCIAL STATEMENTS OF RESERVOIR FOR THE THREE MONTHS ENDED FEBRUARY 29, 2016

Reservoir Minerals Inc.

Condensed Consolidated Interim Financial Statements
February 29, 2016
(Expressed in Canadian dollars)

Reservoir Minerals Inc. Condesend Consolidated Interim Statements of Financial Position (Expressed in Canadian dollars)

Event after the Reporting Date (Note 11)

Approved on behalf of the Board of Directors on April 28, 2016

Signed: “Simon Ingram” Director	Signed: “Geoff Chater” Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Reservoir Minerals Inc. Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Reservoir Minerals Inc. Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian dollars)

	Three months ended February 29 2016	Three months ended February 28 2015
CASH FLOWS FROM OPERATING ACTIVITIES Loss for the period	$(2,144,122)	$(2,344,776)

Items not affecting cash: Amortization (Note 4)	26,342	11,433
Share-based payments (Note 7)	419,814	882,582
Interest income	(94,218)	(129,633)
Loss on disposal of equipment	-	22,110
Impairment on exploration and evaluation assets	- 38,548	-
Unrealized foreign exchange (gain) loss	(35,265)	4,327

Changes in non-cash working capital items: Receivables	(1,143)	113,478
Prepaids and deposits	4,726	17,275
Accounts payable and accrued liabilities	12,172	(649,643)
Advances from joint venture partner	-	(51,042)
Net cash used in operating activities	(1,773,146)	(2,123,889)

CASH FLOWS FROM INVESTING ACTIVITIES Interest received	230,684	175,789
Acquisition of short-term investments	-	(3,000,000)
Acquisition of equipment	(574)	(57,458)
Disposals of equipment	-	26,807
Acquisition of exploration and evaluation assets	-	(72,850)
Restricted cash equivalents	-	(70,047)
Net cash provided by (used in) investing activities	230,110	(2,997,759)

CASH FLOWS FROM FINANCING ACTIVITIES Exercise of stock options	148,500	3,575
Net cash provided by financing activities	148,500	3,575

Effect of exchange rate changes on cash and cash equivalents	29,909	(2,950)

Net change in cash and cash equivalents during the period	(1,364,627)	(5,121,023)

Cash and cash equivalents, beginning of period	9,086,290	18,358,293

Cash and cash equivalents, end of period	$7,721,663	$13,237,270

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Reservoir Minerals Inc. Condensed Consolidated Interim Statement of Changes in Equity (Expressed in Canadian dollars) Attributable to equity shareholders

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

1.	Nature of Operations

Reservoir Minerals Inc. (the “Company” or “Minerals”) was incorporated on January 25, 2011, under the Laws of British Columbia. The Company’s head office address is Suite 501 - 543 Granville Street, Vancouver, BC, V6C 1X8, Canada. The Company’s principal business activities are the acquisition, exploration and development of mineral properties in Serbia, Macedonia, Cameroon, and Gabon.

2.	Significant Accounting Policies

Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on a historical cost basis. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited financial statements for the year ended November 30, 2015, except that they do not include all note disclosures required for annual audited financial statements. It is suggested that these condensed consolidated interim financial statements be read in conjunction with the annual audited financial statements.

Accounting pronouncements not yet effective

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard. IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The effective date for IFRS 9 is January 1, 2018. The Company is currently evaluating the impact that the final standard is expected to have on its consolidated financial statements.

IFRS 16 Leases specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has an insignificant value. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is currently evaluating the impact.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

3.	Cash and Cash Equivalents and Short-Term Investments

	February 29 2016	November 30 2015
Cash	$7,721,663	$9,086,290
Short-term investments	23,088,881	23,225,347
	$30,810,544	$32,311,637

As at February 29, 2016, the Company was earning 1.10% interest on its cash balances. The Company also has

$23,000,000 in principal invested in guaranteed investment certificates at interest rates from 1.30% to 1.40% which have initial terms of one year. These guaranteed investment certificates have been classified as short- term investments.

The Company has posted term deposits held at financial institutions as security deposits for property concessions and credit cards issued for business use. Accordingly, these term deposits are restricted from general use and are considered to be long-term.

Restricted cash equivalents	February 29 2016	November 30 2015
Collateral for property concessions	$134,340	$128,984
Collateral for credit cards	57,500	57,500
	$191,840	$186,484

4.	Equipment

	Office equipment	Field equipment	Total
Cost As at November 30, 2015	$26,365	$340,098	$366,463
Additions	-	574	574
As at February 29, 2016	26,365	340,672	367,037
Accumulated amortization As at November 30, 2015	$9,432	$109,723	$119,155
Additions	1,850	24,492	26,342
As at February 29, 2016	11,282	134,215	145,497
Net book value As at November 30, 2015	$16,933	$230,375	$247,308
As at February 29, 2016	$15,083	$206,457	$221,540

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets

Timok Project - Freeport McMoRan JV, Serbia

The Jasikovo-Durlan Potok, Brestovac-Metovnica, Leskovo Exploration Permit and the newly awarded Brestovac Zapad (“Brestovac West”) Exploration permit, collectively the “Timok Project” Exploration Permits are subject to an earn-in agreement with Freeport-McMoRan Exploration Corporation ("Freeport"). These permits are owned by Rakita Exploration d.o.o., a wholly-owned subsidiary of Rakita (BVI) Ltd., (collectively the "Rakita JV"). The Brestovac, Jasikovo, and Leskovo Exploration Permits have been renewed for an additional two years until February 2017. In each case, at renewal, an area reduction of 25% was made in accordance with the Serbian Mining Law.

The new Brestovac Zapad Exploration Permit covers the area relinquished in the Brestovac-Metovnica Exploration Permit and is valid for three years until April 2018.

In December 2012, Freeport exercised its option to acquire a 55% ownership interest in the Rakita JV (Note 6) and became the operator. Freeport gave Minerals notice that it had elected to sole fund expenditures on or for the benefit of the JV until the completion and delivery to Minerals of a feasibility study, subject to its right to cease funding at any time.

In March 2015, the Company entered into the Joint Venture and Shareholders Agreement (“JVSA”) to further explore and develop the Timok Project in Serbia with Freeport. The five-member board of directors of the Rakita JV is comprised of three Freeport nominees and two nominees from the Company. Freeport will be the operator as long as it holds an interest of 50% or more. The Rakita JV will pay a monthly fee in US dollars to the operator which will be equal to 10% of the costs incurred by Freeport on the project.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Timok Project - Freeport McMoRan JV, Serbia (cont’d...)

Freeport may earn an additional 20% equity interest in the Rakita JV (“Additional Interest”), bringing its total equity interest in Rakita JV to 75% and Minerals’ to 25%, by electing to sole fund the Timok Project work programs and delivering a feasibility study to Minerals, during the period commencing on May 4, 2012 and ending on the earlier of (i) the delivery of a feasibility study; (ii) the decision by Freeport to cease sole funding prior to the delivery of a feasibility study; and (iii) May 4, 2025 (“Sole Funding Period”). The feasibility study must be prepared by Freeport or an internationally recognized, reputable and experienced third party, engaged by and working under the direction of Freeport, that demonstrates the feasibility or infeasibility of placing part or all of the Timok Project into commercial production, in such form as is normally required by substantial, internationally recognized financial institutions for the purpose of deciding whether or not to loan funds for the development of mineral deposits.

If Freeport delivers the feasibility study and acquires the Additional Interest, Freeport will be entitled to recoup from Minerals 25% of the aggregate costs and expenses funded by Freeport from May 4, 2012 through to the delivery of the feasibility study from 80% of each of Minerals’ share of distributions, up to a maximum amount of US$25,000,000 including interest on the aggregate expenditures at LIBOR plus 5%. Freeport and Minerals may purchase their pro rata share of production of the Rakita JV. If, after the expiration of thirteen years after Freeport’s exercise of the earn-in option, Freeport has not completed and delivered a feasibility study to Minerals, then Freeport will be deemed to have elected not to complete or deliver a feasibility study and the participating interests will remain at 55% for Freeport and 45% for Minerals.

On March 7, 2016 the Company announced that its subsidiary, Global Reservoir Minerals (BVI) Inc. (“Reservoir”) had received a notice of sale and offer from Freeport International Holdings (BVI) Ltd. (“Freeport BVI”) (the “Notice of Sale and Offer”), wherein Freeport (i) provides notice to Reservoir of the proposed sale to Lundin Mining Corporation (“Lundin”) of an interest in Freeport International Holdings (BVI) Ltd., the entity through which Freeport holds its interest in the Rakita JV in Serbia, under a Joint Venture/Shareholders Agreement dated December 15, 2015 among Freeport, Reservoir and Timok JVSA (BVI) Ltd. (the “Joint Venture Agreement”); and (ii) offers to sell to Reservoir on the same terms and conditions as those agreed with Lundin pursuant to Reservoir’s right of first refusal under the Joint Venture Agreement. Reservoir has until May 3, 2016 to decide whether it will exercise its right of first refusal (refer to Note 11).

Brestovac-Jasikovo Permit

The Metovnica portion of the permit is subject to a 0.5% net smelter return (“NSR”) royalty (“Euromax Royalty”). As this property was previously owned by Freeport, who conducted geophysics and limited drilling, this NSR royalty will not apply to any portion of the property eventually owned by Freeport. Eurasian Minerals Inc. (“Eurasian”; TSX-V: EMX) issued a news release dated February 4, 2014 stating that Eurasian had purchased this royalty in 2013 for $200,000.

The Brestovac portion of the permit which is outside of the Timok project Cukaru Peki discovery is subject to a 2% NSR royalty on gold and silver production and a 1% NSR royalty on other metals or minerals to Eurasian (“Eurasian Royalty”). There is a payment of $500,000 (in cash or shares) due to Eurasian by the Company on completion of a bankable feasibility study on the first two projects within the Brestovac, Deli Jovan, Stara Planina or Plavkovo exploration permits previously owned by Eurasian.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Timok Project - Freeport McMoRan JV, Serbia (cont’d…)

Jasikovo-Durlan Potok Permit

The Jasikovo-Durlan Potok permit has a 0.5% NSR royalty (“Euromax Royalty”) commitment on the Durlan Potok portion of the Jasikovo-Durlan Potok permit. As this property was previously owned by Freeport, who conducted geophysics and limited drilling, this NSR royalty will not apply to any portion of the property eventually owned by Freeport. Eurasian issued a news release dated February 4, 2014 stating that Eurasian had purchased this royalty in 2013 for $200,000.

Timok Project - 100% owned, Serbia

The Tilva-Njagra, Coka-Kupjatra, Nikolicevo and Kraljevica Permits fall within the Timok area in eastern Serbia. The Company has undertaken a review of the historical exploration data relating to these permits. The Nikolicevo and Kraljevica permits were renewed in November 2015 and are now valid until November 15, 2019. The Tilva-Njagra and Coka-Kupjatra Permits were renewed in February 2015 and are now valid until February 10, 2017 and February 21, 2017, respectively.

In November 2015, the Company entered into an earn-in and joint venture agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) relating to the wholly-owned exploration permits in the Timok Magmatic Complex, whereby Rio Tinto will have the option to earn up to a 75% interest in stages by sole funding project expenditures of up to US$75,000,000 as follows:

  an initial 51% interest by incurring US$7,000,000 by November 30, 2019 (“Stage 1 Vesting Date”);
  an additional 14% interest by incurring additional US$10,000,000 within three years of the Stage 1 Vesting Date (“Stage 2 Vesting Date”); and
  an additional 10% interest by incurring US$58,000,000, in connection with the preparation of a pre- feasibility study, by the later of (a) the fourth anniversary of the Stage 2 Vesting Date or (b) November 30, 2025.

In addition, Rio Tinto and the Company agreed that:

  Rio Tinto will incur minimum expenditures of US$3,100,000 by November 30, 2017 (including an US$500,000 reimbursement for the costs incurred by the Company in relation to the drilling program commenced in September 2015 - received in March 2016);
  a management committee will be formed and comprised of two representatives from each of Rio Tinto and the Company;
  the Company will be the initial manager of the project until such time that Rio Tinto exercises its right to assume the role of manager, upon written notice to the Company; and
  the relationship of Rio Tinto and the Company will initially be structured as an unincorporated joint venture, and upon notice of Rio Tinto’s intent to earn stage 2 interest, the parties will form an incorporated joint venture entity and enter into a more detailed joint venture agreement.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Deli Jovan Property - Orogen JV, Serbia

The Deli Jovan permit was subject to an earn-in agreement with London-listed Orogen Gold plc (“Orogen”). The permit is owned by Deli Jovan Exploration d.o.o., a wholly-owned subsidiary of Reservoir Exploration (BVI) Ltd., (collectively "Deli Jovan JV") which was previously an indirect wholly-owned subsidiary of the Company.

In April 2015, Orogen and Minerals agreed to amend their respective interest in the Deli Jovan gold exploration project joint venture, where Orogen now has a 60% interest and Minerals a 40% interest (Note 6) and both parties will co-fund the project in proportion to their interest.

The Deli Jovan Property was subject to a 2% NSR royalty on gold and silver production and a 1% NSR royalty on other metals or minerals to Eurasian. There was a payment of $500,000 (cash or shares) due on completion of a bankable feasibility study on the first two projects within the Brestovac, Deli Jovan, Stara Planina or Plavkovo exploration permits previously owned by Eurasian. The Deli Jovan Property was relinquished by the Deli Jovan JV in February 2016.

Parlozi, Serbia

In April 2014, the Company entered into a definitive agreement granting Midlands Minerals Corporation (“Midlands”) an option to acquire up to 75% of the Company’s interest in the Parlozi Lead-Zinc-Silver Project in Serbia. To acquire the aggregate 75% interest, Midlands had to spend $4,500,000 in exploration over the initial four years, obtain a Mining Exploitation Permit, and complete a Bankable Feasibility Study within two years thereafter. The Company was to remain as the operator until Midlands had earned the initial 51% interest. In April 2015, Midlands gave notice to terminate the Parlozi option agreement effective May 6, 2015 for strategic reasons. The permit is valid until June 6, 2017.

Bobija, Serbia

In March 2014, the Company executed an agreement with Akcionarsko Drustvo Bobija, a joint stock company in Serbia and the owners of a barite mine, granting Minerals the right to explore for sedimentary exhalative type mineral deposits within the Bobija mining concession. The permit has been renewed and is valid until May 12, 2017.

Gura Salistei and Teuil, Romania

In March 2014, the Company, through its wholly-owned Romanian subsidiary, acquired the Gura Salistei and Teuil exploration licenses, which are valid until March 16, 2019 and March 27, 2019, respectively. The Company has decided to discontinue operations in Romania and therefore recognized an impairment charge of $38,548 during the three months ended February 29, 2016, reducing their carrying value to $Nil.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Konjsko and Dvoriste, Macedonia

The Konjsko and Dvoriste concessions are valid until July 2017 and January 2019 with total work commitments of €270,000 and €480,000, respectively. The Company has bank guarantees with the Ministry of the Economy of Macedonia for the Macedonian dinar equivalent of approximately $134,000. The bank guarantees are supported by term deposits for the full amounts. Any shortfall in cumulative exploration expenditures up to the amounts of the deposit at the expiry date is payable to the Ministry. The full amounts of the term deposits have been included in restricted cash equivalents in the condensed consolidated interim statement of financial position.

West Africa Initiative

Bibemi and So’o, Cameroon

The Bibemi and So’o licenses are subject to an option and JV agreement with the Bureau d’Etudes et d’Investigations Géologico-Minières, Géotechniques et Géophysiques SARL (“BEIG3”), which granted the Company an option to earn a 90% interest in the licenses. During the term of the agreement, these licenses are held by a subsidiary of the Company in which BEIG3 holds a 10% non-controlling interest. Under the terms of the agreement, dated January 13, 2012, the Company may earn a 90% interest in the licenses by paying

$85,000 over a two-year period, refunding prior exploration costs of up to $10,000, and incurring exploration expenditures of $4,000,000 prior to the earlier of: a) December 31, 2022 or b) the expiry of the last exploration licenses. The Bibemi license has an expiry date of March 26, 2016, and the So’o license was relinquished, where the Company previously recognized an impairment charge of $42,500 during the year ended November 30, 2015. As at February 29, 2016, the Company has expended $3,244,234 towards the aggregate expenditure commitment of $4,000,000. The Company has applied for a renewal of the Bibemi license.

During the three months ended February 29, 2016, the Company recorded BEIG3’s 10% portion of the loss incurred in its 90% owned Cameroonian subsidiary, in the amount of $2,077 (2015 - $7,774) as a charge to non-controlling interest on its condensed consolidated statement of loss and comprehensive loss.

Boumango and Mitzic, Gabon

The Company acquired the Boumango and Mitzic permits on June 12 and 17, 2012, respectively. The two permits have total work commitments of approximately $1,510,000 and $1,590,000, respectively. Each of the permits has an initial term of three years and is renewable for two additional three-year terms.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (cont’d...)

Exploration Expenditures

During the three months ended February 29, 20016 and February 28, 2015, the Company incurred the following exploration expenditures, which were expensed as incurred:

	Freeport Timok JV	100% Owned Timok	Orogen JV and Parlozi	Other Serbian projects	West Africa Initiative	Romania	Macedonia	General property exploration	Total
Administration costs	$8,137	$21,460	$5,010	$21,015	$17,660	$13,079	$34,203	$149	$120,713
Assays	432	13,078	996	9,074	5	28,228	-	-	51,813
Drilling and trenching	-	98,386	-	-	9,140	-	-	-	107,526
Field costs	63	17,890	124	514	3,865	1,634	6,486	-	30,576
Legal and professional fees	47,118	903	-	-	-	-	-	-	48,021
Property costs	-	31,752	2,093	22,056	-	25,389	-	-	81,290
Salaries and consultants	270,021	96,139	15,237	123,899	8,314	25,892	46,150	17,668	603,320
Technical studies	136,376	42,842	-	287	-	24,502	-	4,240	208,247
Subtotal	462,147	322,450	23,460	176,845	38,984	118,724	86,839	22,057	1,251,506
Recoveries	-	-	-	-	-	-	-	-	-
Three months ended February 29, 2016	$462,147	$322,450	$23,460	$176,845	$38,984	$118,724	$86,839	$22,057	$1,251,506

Administration costs	$9,274	$25,542	$7,112	$18,013	$42,816	$26,236	$27,120	$16,885	$172,998
Assays	-	31,989	4,088	11,247	2,310	7,674	-	-	57,308
Drilling and trenching	-	3,458	-	2,184	13,514	-	-	-	19,156
Field costs	484	12,203	1,895	1,811	36,038	17,365	6,771	973	77,540
Legal and professional fees	105,076	-	-	-	-	-	-	-	105,076
Property costs	-	1,050	2,838	-	-	32,910	-	-	36,798
Salaries and consultants	84,427	97,171	41,067	87,765	53,547	22,126	53,136	51,351	490,590
Technical studies	95,509	286	11,953	12,249	-	126,185	-	-	246,182
Subtotal	294,770	171,699	68,953	133,269	148,225	232,496	87,027	69,209	1,205,648
Recoveries	-	-	(68,953)	-	-	-	-	-	(68,953)
Three months ended February 28, 2015	$294,770	$171,699	$-	$133,269	$148,225	$232,496	$87,027	$69,209	$1,136,695

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

6.	Investments in Associated Companies Rakita JV

During fiscal 2013, Freeport exercised its option in connection with the earn-in agreement with respect to the Timok Project and acquired a 45% interest in the Rakita JV. Freeport has elected to sole-fund the expenditures on behalf of the JV until completion of the feasibility study (Note 5), therefore the Company does not have any responsibility for expenditures or net liabilities of the JV until such time as Freeport has completed earning its additional 20% interest. Summary financial information for the Rakita JV is as follows:

		Three months ended February 29 2016		Year ended November 30 2015
Current assets		$2,108,000		$2,299,000
Non-current assets		3,720,000		2,122,000
Current liabilities		2,120,000		3,176,000
Non-current liabilities		30,996,000		20,157,000
Loss for the period/year		(8,376,000)		(17,179,000)
The Company’s ownership %		45%		45%
The Company’s recognized share of loss for the period	$	Nil	$	Nil

As at February 29, 2016 and November 30, 2015, the Company’s investment in the Rakita JV was $Nil. The Company’s unrecognized share of the loss for the three months ended February 29, 2016 was approximately

$3,769,000 (2015 - $1,104,000). As at February 29, 2016, the Company’s accumulated unrecognized share of the losses was approximately $20,033,000 (November 30, 2015 - $16,264,000). The Company has a minority position on the board of the Rakita JV and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and therefore equity accounting is appropriate.

Deli Jovan JV

During fiscal 2015, Orogen exercised its option in connection with the earn-in agreement with respect to the Deli Jovan Project. As a result, the Company reduced its continuing interest in the Deli Jovan JV to 40% (Note 5). Summary financial information for the Deli Jovan JV is as follows:

		Three months ended February 29 2016		Year ended November 30 2015
Current assets		$27,684		$29,735
Non-current assets		458		62,931
Current liabilities		1,083		3,285
Non-current liabilities		317,553		315,168
Loss for the period		(68,607)		(19,650)
The Company’s ownership %		40%		40%
The Company’s recognized share of loss for the period	$	Nil	$	Nil

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

6.	Investments in Associated Companies (cont’d…)

As at February 29, 2016 and November 30, 2015, the Company’s investment in the Deli Jovan JV was $Nil. The Company’s unrecognized share of the loss for the three months ended February 29, 2016 was $27,443 (2015 -

$Nil). As at February 29, 2016, the Company’s accumulated unrecognized share of the losses was $35,303 (November 30, 2015 - $7,860). The Company has a minority position on the board of the Deli Jovan JV and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and therefore equity accounting is appropriate.

7.	Equity

Share Capital

As at February 29, 2016, the authorized share capital of the Company was an unlimited number of common shares and preferred shares without par value.

During the three months ended February 29, 2016, the Company issued 200,000 (2015 - 5,500) common shares respectively from the exercise of stock options for aggregate proceeds of $148,500 (2015 - $3,575).

Stock Options

The changes in stock options outstanding are as follows:

The following table summarizes the stock options outstanding and exercisable at February 29, 2016:

Date granted	Expiry date	Remaining contractual life in years	Exercise price	Number outstanding	Number exercisable
October 17, 2011	October 17, 2016	0.63	$ 0.65	747,000	747,000
July 24, 2012	July 24, 2017	1.40	$ 1.02	403,000	403,000
October 9, 2014	October 9, 2019	3.61	$ 4.12	664,000	199,200
		1.89		1,814,000	1,349,200

Restricted Share Units

There were no changes in restricted share units (“RSUs”) outstanding for the three months ended February 29, 2016.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

7.	Equity (cont’d…)

Share-based Payments and Reserves

During the three months ended February 29, 2016, in accordance with the vesting terms of the stock options and RSUs granted, the Company recorded a charge to share-based payments expense of $516,396 (2015 - $882,582), with the offsetting credits to share-based payment reserve.

8.	Related Party Transactions and Balances

The Company entered into a number of transactions with related parties. The aggregate value of these transactions and outstanding balances were as follows:

Three months ended February 29, 2016	Salary or fees	Share-based payments	Total
Management	$195,772	$227,499	$423,271
Directors	44,375	123,472	167,847
Seabord Services Corp.	47,400	-	47,400
	$287,547	$350,971	$638,518

Three months ended February 28, 2015	Salary or fees	Share-based payments	Total
Management	$186,665	$549,542	$736,207
Directors	84,000	204,867	288,867
Reservoir Capital Corp.	12,000	-	12,000
Seabord Services Corp.	47,400	-	47,400
	$330,065	$754,409	$1,084,474

Related party assets (liabilities)	Items or services	February 29 2016	November 30 2015
Included in accounts payable and accrued liabilities:
Chief Executive Officer	Fees and expense reimbursement	$(104,470)	$(54,176)
Chief Operating Officer	Fees and expense reimbursement	(50,383)	-
VP Exploration	Fees and expense reimbursement	(18,490)	(35,252)
VP Corporate Development	Expense reimbursement	(6,498)	-
Various Directors	Directors and other fees	(8,675)	(21,656)
Included in accounts receivable: Reservoir Capital Corp.		$107,333	$106,333
Included in prepaids and deposits: Seabord Services Corp.		$10,000	$10,000

Reservoir Capital Corp. (“Reservoir Capital”) is a company with a common director. Reservoir Capital entered into a loan agreement with the Company in April 2014 for aggregate proceeds of $100,000 with interest at the rate of 4% per annum. The amount in receivables includes $7,333 in accrued interest.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

8.	Related Party Transactions and Balances (cont’d…)

Seabord Services Corp. (“Seabord”) is a management services company controlled by a former director of the Company. Seabord provides the services of a chief financial officer, corporate secretary, accounting and administrative staff and office space for the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

9.	Segmented Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

The Company operates within the resource industry and has one reportable segment and conducts its business in three geographical regions, Canada, Europe and West Africa. Summarized financial information for the geographic segments the Company operates in are as follows:

As at February 29, 2016	Canada	Europe	West Africa	Total
Cash and other current assets	$30,504,920	$608,520	$72,545	$31,185,985
Restricted cash equivalents	57,500	134,340	-	191,840
Equipment	-	210,410	11,130	221,540
Exploration and evaluation assets	-	213,862	42,500	256,362
	$30,562,420	$1,167,132	$126,175	$31,855,727

As at November 30, 2015	Canada	Europe	West Africa	Total
Cash and other current assets	$31,833,900	$803,700	$53,061	$32,690,661
Restricted cash equivalents	57,500	128,984	-	186,484
Equipment	-	235,601	11,707	247,308
Exploration and evaluation assets	-	252,410	42,500	294,910
	$31,891,400	$1,420,695	$107,268	$33,419,363

10.	Financial and Capital Risk Management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk and currency risk). The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial position of the Company.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives and processes for measuring and managing risk, and the Company’s management of capital. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. There have been no significant changes in the Company’s exposure to these financial risks since November 30, 2015.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

10.	Financial and Capital Risk Management (cont’d…)

Credit Risk

Credit risk arises from cash deposits, classified as cash and cash equivalents, short-term investments and restricted cash equivalents, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank and a diversified American financial services company. Receivables include amounts due from related parties and value added tax due from foreign governments.

Interest Rate Risk

The Company’s cash is invested in interest bearing bank accounts and guaranteed investment certificates. Interest rates fluctuate according to the prime rate. Should interest rates rise, cash held in guaranteed investment certificates can be liquidated and reinvested at the prevailing rates. As at February 29, 2016, the Company did not have any interest-bearing loans except for the $100,000 loan to Reservoir Capital (Note 8). Accordingly, the Company does not have significant interest rate risk. Based on the net exposures and assuming that all other variables remain constant, a 10% fall or rise of the interest rate would result in an increase/decrease of approximately $25,000 in the Company’s pre-tax loss.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Serbia, Macedonia, Romania, and West Africa and a portion of the Company’s expenses are incurred in Euros, Serbian dinars and Macedonian denars. A significant change in the currency exchange rates between the Canadian dollar relative to the Euro, Serbian dinar and the Macedonian denars could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at February 29, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in Euros, Serbian dinars and Macedonian denars:

	Euros	Serbian dinars	Macedonian denars	Total
Cash and cash equivalents	439,903	4,661,954	1,711,271
Receivables	-	2,952,513	1,483,900
Accounts payable and accrued liabilities	(44,591)	(11,397,356)	(2,073,460)

Net exposure	395,312	(3,782,889)	1,121,711

Canadian dollar equivalent	$583,831	$(45,454)	$27,039	$565,416

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the Euro, Serbian dinar, and Macedonian denar would result in an increase/decrease of approximately $57,000 in the Company’s pre-tax loss.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

10.	Financial and Capital Risk Management (cont’d…)

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of capital resources and the ability to pay obligations as they fall due.

Management of Capital

The Company’s capital includes share capital and the cumulative deficit. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Values

Financial instruments measured at fair value on the consolidated statement of financial position are summarized into the following fair value hierarchy levels:

a)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

b)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

c)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, short-term investments, receivables, and accounts payable approximate their fair value because of the short-term nature of these instruments. The fair values of the Company’s restricted cash equivalents are approximated by their carrying values as their interest rates are comparable to current market interest rates.

11.	Event after the Reporting Date

Subsequent to February 29, 2016, the Company, announced that it and Nevsun Resources Ltd. (“Nevsun”) (TSX: NSU) (NYSE MKT: NSU) have entered into a definitive agreement (“Arrangement Agreement”) to combine their respective companies. Under the terms of the Arrangement Agreement Nevsun has agreed to acquire all of the outstanding common shares and restricted share units of Reservoir on the basis of two (2) common shares and $0.001 in cash for each Reservoir common share pursuant to a Plan of Arrangement under the British Columbia Business Corporations Act. Under the terms of the Arrangement Agreement, holders of options which have not been duly exercised prior to the Effective Time (as defined in the Arrangement Agreement) will receive a cash payment equal to the amount by which $9.40 exceeds the exercise price of such options less applicable withholdings. Based on the closing price of Nevsun common shares on April 22, 2016, the consideration represents a premium of 35% to Reservoir’s 20-day volume weighted average price (“VWAP”). Upon completion of the arrangement, current Nevsun shareholders will own approximately 67% of the combined company and current Reservoir shareholders will own the remaining 33%.

Reservoir Minerals Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended February 29, 2016 (Expressed in Canadian dollars)

11.	Event after the Reporting Date (cont’d…)

Concurrently, the two companies have also entered into a funding transaction comprised of a private placement for 19.99% of Reservoir’s outstanding common shares and a loan transaction. Nevsun has subscribed for 12,174,928 common shares of Reservoir at a price of $9.40 per share, for a total subscription price of $114,444,323 (US$90,296,571), increasing Reservoir’s total shares outstanding to 60,905,093, and provided an unsecured cash loan of US$44,703,429 to Reservoir. The combined funding transaction provides US$135,000,000 in financing to enable Global Reservoir Minerals (BVI) Inc. (“Global Reservoir”), a wholly owned subsidiary of Reservoir to exercise its right of first offer (“ROFO”) in respect of its joint venture with Freeport International Holdings (BVI) Inc. (“Freeport Holdings”) in the Timok Copper Project. Upon Global Reservoir closing the exercise of the ROFO, Global Reservoir will have a 100% interest in the Upper Zone and a 60.4% interest in the lower zone of the Timok Copper Project (“Lower Zone”) under two joint venture agreements with Freeport Holdings and will become the operator of the project. Freeport Holdings may increase its ownership in the Lower Zone to 54% under the terms of the original Timok JV agreement, with Global Reservoir holding the remaining 46%. Upon completion of the combination, Global Reservoir will be a wholly owned subsidiary of the combined company.

The implementation of the arrangement is subject to certain customary closing conditions, including the approval of two-thirds of the votes cast by Reservoir’s common shareholders and option holders at a special meeting, approval by a majority of votes cast by Nevsun shareholders at a special meeting, approval of the TSX Venture Exchange, the Toronto Stock Exchange and the New York Stock Exchange and court approval. Completion of the arrangement is also conditional on the successful exercise by Global Reservoir of its ROFO in respect of the original Timok joint venture agreement. Under the Arrangement Agreement, each of Nevsun and Reservoir may be required to pay the other a US$20 million termination fee in the event the Arrangement Agreement is terminated under certain specified circumstances.

The loan is unsecured, with an interest rate of 12% per annum, compounded monthly, and interest is payable quarterly, commencing on September 30, 2016 and on the last business day of each calendar quarter up to the maturity date. The maturity date is the earlier of: the first anniversary of the date of the loan; or the date on which there is an event of default. The proceeds of the loan can only be used for the exercise of the ROFO. If the Arrangement Agreement does not complete the loan must be repaid 90 days after the earlier of: the date on which the Arrangement Agreement is terminated or the date on which Reservoir receives written notice from Nevsun that the Arrangement Agreement will not be completed before September 15, 2016 or such later date as may be agreed to in writing by both Reservoir and Nevsun. If all or any part of the loan is repaid on or prior to October 31, 2016 where Reservoir has not paid and is not required to pay, a termination fee on the date of such principal repayment, Reservoir shall, in addition to the principal payment, pay to Nevsun an additional prepayment equal to 10% of the amount of the principal prepayment.

APPENDIX D – MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESERVOIR FOR THE
THREE MONTHS ENDED FEBRUARY 29, 2016

Reservoir Minerals Inc.

Management’s Discussion & Analysis

Three Months Ended February 29, 2016

D-1

GENERAL

This management discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at April 28, 2016 and should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended February 29, 2016. Those condensed consolidated interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Except where otherwise disclosed, all dollar figures included therein are quoted in Canadian dollars. Additional information on the Company’s activities can be found on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Reservoir Minerals Inc. (“Reservoir” or “Minerals” or “the Company”) is a prospect generator dedicated to the identification, acquisition and exploration of precious and base metal deposits and other resource opportunities in Europe and West Africa. The Company currently holds a portfolio of highly prospective projects in Serbia, where four licenses are subject to earn-in agreements in which partners are funding the exploration costs. The Company also conducts exploration activity in Macedonia, Romania, and West Africa. The Company’s strategy is to seek partners through joint ventures to fund exploration activities and project development. The objective of this strategy is to maximize exposure to discovery opportunities, while minimizing Minerals’ funding requirements and therefore reducing risk for the Company’s shareholders.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements which by their very nature are not guarantees of the Company’s future operational or financial performance, and are subject to risks, uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in market prices for commodities, difficulties in obtaining required approvals for the development of mineral projects and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties  identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The  Company updates any forward-looking information as  required by applicable securities regulations.

EXPLORATION OVERVIEW

Minerals’ exploration strategy is as a prospect generator using a partnership model in which the Company will seek to identify and secure promising exploration projects, to add value through targeted exploration and thereafter form partnerships for further exploration and development, reducing the exploration risk and expenditure for the Company. This model has proved  particularly  successful for the Company and its shareholders in the Timok Project, where the Company has had exploration success in identifying new high-grade copper-gold mineralization at the Cukaru Peki prospect in which Freeport-McMoRan Exploration Corporation (“Freeport”) has elected to sole fund the Timok Project to a Bankable Feasibility Study.

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The Company will continue to follow this prospect generator and partnership strategy and will seek partnerships for all 100%-owned projects. Highlights include:

Partnership

  The Company continues to follow and develop its exploration partnership model, and has been actively presenting its 100%-owned exploration projects to prospective partners.

Corporate

  On March 7, 2016, the Company confirmed that it had received a notice of sale and offer from Freeport of the proposed sale to Lundin Mining Corporation of an interest in Freeport International Holdings (BVI) Ltd (and the associated projects) and offers to sell to the Company on the same terms and conditions as those agreed with Lundin pursuant to Reservoir's right of first refusal under Section 15.04 of the Joint Venture Agreement. Reservoir has until May 3, 2016 to decide whether it will exercise its right of first refusal.
  In April, the Company, announced that it and Nevsun Resources Ltd. (“Nevsun”) (TSX: NSU) (NYSE MKT: NSU) have entered into a definitive agreement (“Arrangement Agreement”) to combine their respective companies. Under the terms of the Arrangement Agreement Nevsun has agreed to acquire all of the outstanding common shares and restricted share units of Reservoir on the basis of two (2) common shares and $0.001 in cash for each Reservoir common share pursuant to a Plan of Arrangement under the British Columbia Business Corporations Act. Under the terms of the Arrangement Agreement, holders of options which have not been duly exercised prior to the Effective Time (as defined in the Arrangement Agreement) will receive a cash payment equal to the amount by which $9.40 exceeds the exercise price of such options less applicable withholdings. Based on the closing price of Nevsun common shares on April 22, 2016, the consideration represents a premium of 35% to Reservoir’s 20-day volume weighted average price (“VWAP”). Upon completion of the arrangement, current Nevsun shareholders will own approximately 67% of the combined company and current Reservoir shareholders will own the remaining 33%. The Company and Nevsun have concurrently entered into a funding transaction comprised of a private placement and a loan transaction which provide US$135,000,000 in financing to enable Global Reservoir Minerals (BVI) Inc. (“Global Reservoir”), a wholly owned subsidiary of Reservoir to exercise its right of first offer (“ROFO”) in respect of its joint venture with Freeport International Holdings (BVI) Inc. (“Freeport Holdings”) in the Timok Copper Project. Under the Arrangement Agreement, each of Nevsun and Reservoir may be required  to pay the other a US$20 million termination fee in the event the Arrangement Agreement is terminated under certain specified circumstances. The loan is in the amount of US$44,703,429. It is unsecured, with an interest rate of 12% per annum, compounded monthly, and interest is payable quarterly, commencing on September 30, 2016 and on the last business day of each calendar quarter up to the maturity date. The maturity date is the earlier of: the first anniversary of the date of the loan; or the date on which there is an event of default. The proceeds of the loan can only be used for the exercise of the ROFO. If the Arrangement Agreement does not complete the loan must be repaid 90 days after the earlier of: the date on which the Arrangement Agreement is terminated or the date on which Reservoir receives written notice from Nevsun that the Arrangement Agreement will not be completed before September 15, 2016 or such later date as may be agreed to in writing by both Reservoir and Nevsun. If all or any part of the loan is repaid on or prior to October 31, 2016 where Reservoir has not paid and is not required to pay,  a termination fee on the date of such principal repayment, Reservoir shall, in addition to the principal payment, pay to Nevsun an additional prepayment equal to 10% of the amount of the principal prepayment.
  After the exercise of the ROFO, the Company will immediately become the operator of the Timok JV Project and will be responsible for 100% of the funding of the project. Reservoir expects that the completion of the exercise of the ROFO will occur in early May 2016.

Serbia

  Minerals announced on March 12, 2015 that it had executed the Joint Venture Shareholders’ Agreement (“JVSA”) with Freeport for the Timok Project Joint Venture (“Timok Project JV”), and the JV Company had

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approved a budget of US$18.7 million for 2015. The 2015 expenditures have been solely funded by Freeport. Freeport has a December 31 year-end and as of December 31, 2015, approximately 96% (or US$18.0 million) of the 2015 approved budget had been spent.

  In the Timok Project JV permits in eastern Serbia, diamond drilling continued from December 2015 to present on the Cukaru Peki deposit (Brestovac-Metovnica Permit) and from December 2015 to February 29, 2016 on copper-gold porphyry and skarn targets in the Jasikovo-Durlan Potok and Leskovo Permits.
  On April 19, 2016, the Company announced the results of the Preliminary Economic Assessment ("PEA") undertaken by independent consultants on its 45% owned Timok JV Project and Cukaru Peki deposit. The PEA study also confirms that the Upper Zone consists of a zone of very high grade massive sulphide (HGMS) within a shell of lower grade, semi massive sulphide (SMS) mineralization and revises  the previous Inferred 2014 SRK Consulting (UK) Limited (“SRK”) resource estimate. The combined HGMS and SMS comprises an indicated resource of 1.7Mt (above a cut-off grade of 0.75% copper) @ 13.5% Cu and 10.4g/t Au and inferred resource of 35.0Mt (above a cut-off grade of 0.75% copper) @ 2.9% Cu and 1.7g/t.
  At Cukaru Peki, from December 1, 2015 drill programs were ongoing with 9 rigs carrying out infill holes to confirm continuity and the resource model of the Upper Zone High Sulphidation Epithermal massive sulphide and 3 rigs for step out and infill holes to determine the limits of the Lower Zone porphyry mineralization.
  In the Leskovo Permit, exploration drill commitments were completed in early January on the Lipuca and Coka Skopoluj prospects. In the Jasikovo-Durlan Potok Permit, exploration drilling was stopped due to corporate budget constraints on February 15, 2016.
  Regarding the Company’s 100 % owned Timok Permits, on January 15, 2016, the Company announced that it had completed all the conditions relating to an earn-in and joint venture  agreement  signed between Rio Tinto Group (“Rio Tinto”) and the Company. Under the terms of the agreement, Rio Tinto has the option to earn in stages up to a 75% interest in Reservoir’s four wholly-owned exploration permits in the Timok Magmatic Complex in Serbia (Nikolicevo, Kraljevica, Coka Kupjatra and Tilva Njagra) by sole- funding project expenditures of up to US$75 million. A budget of approximately US$2 million is planned to cover the costs of field work in 2016. Reservoir will be the manager of the Tilva Project until Rio Tinto exercises its right to assume the role.
  Planning of exploration programs in the Company’s Timok Exploration Permits in the eastern and western parts of the Timok Magmatic Complex is underway and ground geophysical (magnetic, CSAMT, and IP) and geochemical soil sampling surveys are expected to start in April. A 2,250-metre drilling program started in the Kraljevica Permit was completed on March 2, 2016.
  The Company is actively searching for new partners to continue exploration and target testing on the Parlozi CRD-type lead-zinc-silver project. Exploration work by the Company demonstrates the presence of a significant mineralized system that is at least 2.0 x 1.5 kilometres in area, and drill targets have been identified in favourable host rocks around a magnetic anomaly that is interpreted to represent the controlling intrusive body.
  The Company’s exploration on the Bobija Permit has included drilling (eight-holes - totalling  622.9 metres), ground geophysical surveys and updating of geological, stratigraphic and mineralization models. Company geologists believe that the target stratigraphy hosting the sulphide-barite mineralized horizon, may have a potential untested strike length of over 8 kilometres within the permit area. The results of the gravity survey demonstrate a good response from areas with known sulphide-barite mineralization, and identify several new targets for drill testing in the proximity of the mine.
  The Company holds four exploration permits (Sige Panjevac, Samanjac,  Kopajska reka-Planinica,  and Donja Studena) in the “East Serbia Permian sediment-hosted copper project” belt that  cover approximately 277 square kilometres. Preliminary results demonstrate the association of the copper and silver mineralization in most localities with bleached red-bed Permian sandstones with a strong structural and/or bedding control or overlying organic-rich (fetid) limestones and with cross-cutting structures. Highlights include up to 20.8% copper and 1,540 g/t silver from Bukovac dump grab (Studena Permit) and selective chip samples with up to 4.53% copper and 52.6 g/t silver recorded from the Senacki Potok locality (Samanjac Permit). 2016 programs have started with generation of new 3D geological model and will also focus on detailed geological, structural and stratigraphic mapping.

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  Exploration Fees have been paid on all East Serbia Sediment Hosted Copper permits.
  The Donja Tresnjica exploration permit is located in Western Serbia along the trend of zinc-lead-silver (- gold) mineralization that contains one operating mine (Veliki Majdan) and the Company’s Bobija project. 2014-2015 reconnaissance exploration programs have been completed and highlights include results from a 0.6-metre channel sample of a polymetallic quartz-sulphide vein-type mineralization in the Dragov Creek occurrence, which yielded 11.2% lead, 4.83% zinc, 439 g/t silver and 2.62 g/t gold.
  The Dona Tresnica year 2 (out of 3) Annual report is being prepared.

Romania

  The Company’s Teiul and Gura Salistei exploration licenses target porphyry copper-gold mineralization in the Banat region of southwest Romania. These licenses lie along trend northwards from the favourable late Cretaceous Timok Magmatic Complex geology in Serbia.
  Exploration results (mapping, geochemical & geophysical surveys and drilling programs) at Gura Salistei and Nasovat confirm the presence of porphyry and skarn style copper-gold mineralization respectively.
  Company geologists are currently evaluating all data and completing annual reporting requirements.
  At the close of the quarter ending February, 29, 2016, the Company decided to discontinue operations in Romania.

Macedonia

  The Company’s Konsjko, Dvorishte  Exploration Concessions and the East and South-East  Prospecting Concessions lie with the Vardar and Serb-Macedonian zones of the Tethyan metallogenic belt. Both zones have a long history of mining and are prospective for porphyry epithermal and lead-zinc deposits.
  2015 fieldwork has been completed on the Konjsko gold project (rock chip sampling and trenching) and all samples have been submitted for analysis; a draft technical report has been prepared summarizing the results of exploration work to date. This report also discusses further work and identifies drill targets.
  Konjsko highlights include discovery of a 3-kilometre long NW-SE trending structural “corridor” that is marked by occurrences of realgar, stibnite, and pyrite mineralization, and anomalous contents of gold, arsenic, and antimony in soil and rock. Two contrasting deposit types have been identified in the structural corridor including mesothermal, orogenic gold-only type of mineralization in the NW and epithermal “Carlin-like” As-Sb-Tl (-Au) mineralization in the SE.
  2015 Field work completed on the Dvorishte project included preliminary mapping, stream sediment, soil and rock chip sampling and a ground magnetic survey. Initial findings confirm historic exploration revealing porphyry-type quartz-sulphide vein stockwork in altered porphyry dacite, which covers an area of approximately 1,150 x 850 metres. 2016 field work will commence in May with follow up mapping.
  The work programs for Area 1-East and Area 2-South-East Prospecting Concessions have been completed and approved by the government. 2016 field work commenced in May with Bleg sampling.

Cameroon

  Since July 2015, operations in Cameroon were reduced to a minimal level while maintaining our remaining northern located licenses in good standing with the local mining ministry. The new Minister of Mines has expressed some concern at the lack of Company exploration activity.

Gabon

  Since July 2015, operations in Gabon were reduced to a minimal level. Despite significant efforts to maintain the licenses in good standing with the local mining ministry, there have been expressions of concern at the lack of Company exploration activity, notably our licence renewal status of “pending”.
  A new mining agreement is being contested by the local Association of Mining Companies adding to delays already brought about by local ministry labour disputes and internal re-organisation.

Please  refer  to  the  Company  website  at  www.reservoirminerals.com  for  the  location,  history,  geology  and mineralization of the Company’s projects.

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Corporate

As noted above, Subsequent to February 29, 2016, the Company announced that it and Nevsun have entered into an Arrangement Agreement to combine their respective companies.

Concurrently, the two companies have also entered into a funding transaction comprised of a private placement for 19.99% of Reservoir’s outstanding common shares and a loan transaction. Nevsun has subscribed for 12,174,928 common shares of Reservoir at a price of $9.40 per share, for a total subscription price of $114,444,323 (US$90,296,571), increasing Reservoir’s total shares outstanding to 60,905,093, and provided an unsecured cash loan of US$44,703,429 to Reservoir. The combined funding transaction provides US$135,000,000 in financing to enable Global Reservoir Minerals (BVI) Inc. (“Global Reservoir”), a wholly owned subsidiary of Reservoir to exercise its ROFO in respect of its joint venture with Freeport Holdings in the Timok Copper Project. Upon Global Reservoir closing the exercise of the ROFO, Global Reservoir will have a 100% interest in the Upper Zone and a 60.4% interest in the lower zone of the Timok Copper Project (“Lower Zone”) under two joint venture agreements with Freeport Holdings and will become the operator of the project. Freeport Holdings may increase its ownership in the Lower Zone to 54% under the terms of the original Timok JV agreement, with Global Reservoir holding the remaining 46%. Upon completion of the combination, Global Reservoir will be a wholly owned subsidiary of the combined company.

The implementation of the arrangement is subject to certain customary closing conditions, including the approval of two-thirds of the votes cast by Reservoir’s common shareholders and option holders at a special meeting, approval by a majority of votes cast by Nevsun shareholders at a special meeting, approval of the TSX Venture Exchange, the Toronto Stock Exchange and the New York Stock Exchange and court approval. Completion of the arrangement is also conditional on the successful exercise by Global Reservoir of its ROFO in respect of the original Timok joint venture agreement. Under the Arrangement Agreement, each of Nevsun and Reservoir may  be required to pay the other a US$20 million termination fee in the event the Arrangement Agreement is terminated under certain specified circumstances.

The term loan is unsecured with an interest rate of 12% per annum, compounded monthly,  and is payable quarterly. The proceeds of the loan can only be used for the exercise of the ROFO. If the Arrangement Agreement does not complete, the loan must be repaid 90 days after the earlier of: the date on which the Arrangement Agreement is terminated or the date on which Reservoir receives written notice from Nevsun that the Arrangement Agreement will not be completed before September 15, 2016 or such later date as may be agreed to in writing by both Reservoir and Nevsun.

Timok JV Project - Serbia

The Timok JV Project is comprised of the Jasikovo-Durlan Potok, Brestovac-Metovnica, Leskovo and the recently awarded Brestovac Zapad (“Brestovac West”) Exploration Permits. The Brestovac, Jasikovo, and Leskovo Exploration Permits were renewed in February 2015 for an additional 2 years until February 2017, and an area reduction of 25% was made in each case at renewal. The new Brestovac Zapad Exploration Permit covers the area relinquished in the Brestovac-Metovnica Exploration Permit, and is valid for 3 years until April 2018. The total area of the Timok Project exploration permits is 212.58 square kilometres.

The operator of the Timok JV Project is Freeport-McMoRan Exploration Corporation (“Freeport”) after acquiring a 55% equity interest under the Rakita Agreement. Freeport gave notice to the Company in July 2012 that it had elected to sole fund expenditures on or for the benefit of the Timok Project until the completion and delivery to the Company of a feasibility study to bankable standards (the “Bankable Feasibility Study”), subject to its right to cease such funding at any time and forfeit its right to gain the additional 20% equity ownership. The Bankable Feasibility Study must be in such form as is normally required by substantial, internationally recognized financial institutions for the purpose of deciding whether or not to loan funds for the development of mineral deposits. If

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Freeport completes the Bankable Feasibility Study, Freeport will indirectly own 75% and Minerals 25% of the Timok Project.

Minerals announced on March 12, 2015 that it had executed the Joint Venture Shareholders’ Agreement (“JVSA”) with Freeport for the Timok JV Project. In March, 2015, the board of directors of Rakita (BVI) Ltd (JV Company) approved a budget of $23,900,000 million (US$18,700,000) for 2015, which included a planned program of approximately 16,400 metres (“m”) of resource and step-out drilling on the Cukaru Peki permit area and a further 2,000 m of exploration drilling on each of the Jasikovo and Leskovo permit areas, for a total of approximately 20,400 m of drilling. The program also included metallurgical testing, geophysical surveys, hydrological, engineering, baseline environmental, social and such other studies as necessary to take the project to a scoping study level.

  On March 7, 2016, the Company confirmed that its subsidiary Global Reservoir Minerals (BVI) Inc. had received a notice of sale and offer from Freeport International Holdings (BVI) Ltd of the proposed sale to Lundin Mining Corporation of an interest in Freeport International Holdings (BVI) Ltd., the entity through which Freeport holds its interest in the Timok Joint Venture in Serbia, under a Joint Venture/Shareholders Agreement dated December 15, 2015 among Freeport, Reservoir and Timok JVSA (BVI) Ltd. and offers to sell to Reservoir on the same terms and conditions as those agreed with Lundin pursuant to Reservoir's right of first refusal under Section 15.04 of the Joint Venture Agreement. Reservoir has until May 3, 2016 to decide whether it will exercise its right of first refusal. Reservoir has been in discussions with Freeport and several other parties in relation to Freeport's interests in the Timok Joint Venture over the past few months. As reported under “Corporate” in this MD&A, the proceeds from Nevsun’s subscription for common shares and the loan provided by Nevsun will provide the necessary funding for Reservoir to exercise the ROFO and reacquire a majority interest in the Timok JV Project. Reservoir expects that the completion of the exercise of the ROFO will occur in early May 2016.

To December 31, 2015, approximately 96 % of the Rakita JV approved 2015  budget of $23,900,000 million (US$18,700,000) for 2015 has been spent for  $24,900,000  million (US$  18,000,000).  To  February 29,  2016, exploration on the Brestovac Permit focused on drilling, technical studies and land acquisition as following:

    Brestovac-Metovnica permit Cukaru Peki drilling: (39,651.8 m on UZ, LZ and Hydro) programs
      Upper Zone:         2,099.1 m
      Lower Zone:         2,725.4 m
      Hydrological:        1,518.5 m
    Brestovac Cukaru Peki Technical Studies (including metallurgical test work/ Environmental, Social etc.)
    Leskovo  and  Jasikovo  Permits  -  Minor  Exploration  drilling  (2,635.8  m)  and  soil  sampling  at Leskovo (1,132.1 m) and Jasikovo ( 1,503.7 m).
  ~US$1,520,000 has been used for Land Purchase around the Cukaru Peki project on the Brestovac Permit.

Brestovac-Metovnica Exploration Permit Area

The Brestovac Exploration Permit fifth year (2016) minimum work program commitment was planned to be 6,200 m of drilling plus other exploration costs (e.g. geophysics), and this number is currently under review; the fifth year (2016) exploration commitment will be updated by an exploration permit Annex after the 2016 Rakita budget is approved in early 2016.

The newly granted Brestovac Zapad (“Brestovac West”) Exploration Permit, covering the area relinquished from the Brestovac-Metovnica permit after the mandatory renewal area reduction of 25%, covers an area of 28.87 square kilometres. The Brestovac Zapad Exploration Permit first year (2015) minimum work program commitment does not include a drilling requirement and had a total commitment expenditure of $120,000.

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On April 19, 2016, the Company announced the results of the Preliminary Economic Assessment ("PEA") undertaken by independent consultants on its 45% owned Timok JV Project and Cukaru Peki deposit in Serbia. The PEA study confirms that the Upper Zone consists of a zone of very high grade massive sulphide (HGMS) within a shell of lower grade, semi massive sulphide (SMS) mineralization and revises the previous Inferred 2014 SRK resource estimate. The combined HGMS and SMS comprises an indicated resource of 1.7Mt (above a cut-off grade of 0.75% copper) @ 13.5% Cu and 10.4g/t Au and inferred resource of 35.0Mt (above a cut-off grade of 0.75% copper) @ 2.9% Cu and 1.7g/t. The PEA base case considers the potential economic merit of a Phase 1 starter mine, with access via a twin decline to the higher grade direct shipping ore material (“DSO”) which requires crushing and grinding only before shipping. This would be followed by subsequent mining of the main Upper Zone mineralization down to the 800m level, (“Phase 2 Main Mine”). The results of the PEA demonstrate the robust nature of the project at current and long term prices, with the base case project having a post-tax net present value (“NPV”) at an 8% discount rate of US$1.55 billion (US$946 million at current metal prices of US$1,250 Au/oz and US$2.20/lb Cu) and post-tax internal rate of return (“IRR”) of 106% (84% at current metal prices), on a 100% project basis.

The PEA was commissioned independently by Reservoir and has not been reviewed or approved by Freeport- McMoRan Exploration Corporation, the current Operator of the Timok project. The PEA is preliminary in nature and it includes inferred mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the PEA will be realized.

The underlying porphyry type mineralization (“Lower Zone”) has not been modelled at this time due to the lack of drill data and geometrical understanding, and is not included in the resource estimate.

A summary of the Cukaru Peki SRK Resource Statement is presented in Table 1. Further details from the PEA can be found in the Company news release April 19 and on the Company’s website www.reservoirminerals.com.

Table 1: SRK Mineral Resource Statement as at 31 March 2016 for the Cukaru Peki Deposit UZ

Category	Grade Category %Cu	Tonnes Mt	Grade			Metal
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Indicated	>10.0	1.2	15.5	12.4	0.21	0.2	0.5
	0.75-10.0	0.5	8.2	5.1	0.27	0.04	0.08
Inferred	>10.0	1.2	13.2	10.5	0.20	0.2	0.4
	0.75-10.0	33.8	2.5	1.4	0.17	0.8	1.5
Total-Indicated		1.7	13.5	10.4	0.23	0.2	0.6
Total-Inferred		35.0	2.9	1.7	0.17	1.0	1.9

1.	The cut-off grade usedfor the estimate is 0.75% Cu.
2.	All figures arerounded to reflect the relative accuracy of the estimate.
3.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Mineral Resource is given on 100% basis; currently 45% is attributable to Reservoir.

Exploration diamond drilling in the Upper Zone continued during Q1 with a total of 5 holes completed for 2099.1

m. The infill program has been designed to test the continuity of the High sulphidation mineralization at drill spacing ranging from 40 to 28 m. Currently, one hole is currently still in operation – TC 150094. Assay data has been received for 26 holes with 10 holes outstanding. The assay results of 11 UZ drill holes (TC 14053, 56, 57 and TC 150061, 62, 64, 65, 67, 67A, 68, 69) were reported in Company News Release of December 01, 2015 and selection of the most significant results is presented in Table 2 below.

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On April 13, 2016, the Company announced the results for twelve in-fill drill-holes (TC 150070, 71, wedge 71A, 74, 76, 79, 80, 82, 83, 90 and wedge 90A) in the Cukaru Peki Upper Zone (“UZ”) mineralization. Highlights include an intersection of 136.0 metres in drill hole TC 150083 which yielded an average grade of 6.05% copper and 6.80 g/t gold or a 10.13% CuEq grade. The intercept also included 49.0 metres grading 13.74% copper and 11.82 g/t gold for a 20.83% CuEq grade. All drill holes, with the exception of drill hole TC150072, intersected UZ mineralization and associated advanced argillic alteration at the expected target depths. TC150072, from 502.0 to 665.4 metres, intersected andesites with variable clay alteration and occasional thin zones of weak copper mineralization. For further details and a complete table of results please refer to the Company news release of April 13, 2016. Further UZ assay results, drill hole and geological details are available on the Company Website (www.reservoirminerals.com).

Table 2: Summary of most significant UZ intercepts from drill holes reported in News Release Dec 01, 2015.

Hole ID	From	To	Length	Estimated true thickness (m)**	Cu (%)	Au (g/t)	CuEq (%)*
TC140053	462.0	673.0	211.0	187.5	3.98	2.31	5.36
including	462.0	477.0	15.0	13.3	8.19	5.29	11.36
including	522.0	606.0	84.0	74.7	5.27	2.42	6.72
TC140057	438.0	655.0	217.0	192.9	5.56	4.61	8.33
including	438.0	461.0	23.0	20.4	8.91	12.49	16.41
including	472.0	567.0	95.0	84.4	8.41	5.22	11.54
TC150061	466.0	652.0	186.0	170.4	8.02	4.44	10.68
including	468.0	599.0	131.0	120.0	10.03	5.45	13.30
TC150062	451.0	777.0	326.0	289.8	3.10	1.76	4.15
including	455.0	554.0	99.0	88.0	6.07	3.78	8.34
including	464.0	509.0	45.0	40.0	8.47	5.56	11.81
TC150064	453.0	735.0	282.0	250.6	4.99	4.23	7.53
including	490.0	635.0	145.0	128.9	8.03	5.98	11.62
TC150065	468.0	819.2	351.2	301.1	2.80	1.17	3.50
including	471.0	565.0	94.0	80.6	6.26	2.26	7.62
TC150067	492.0	775.0	283.0	219.1	2.97	2.10	4.24
including	572.0	607.0	35.0	27.1	7.83	7.15	12.12
including	762.0	769.0	7.0	5.4	10.88	0.48	11.16
TC150068	450.0	777.0	327.0	290.6	2.80	1.61	3.77
including	453.0	512.0	59.0	52.4	6.23	5.00	9.23

* Copper-equivalent (CuEq %) is calculated using the formula (Copper % + 0.6 x g/t of gold).

** Estimated true thickness – the intercept intervals from drill holes through the Inferred Resource model are estimated to intersections perpendicular through the orientation of the mineralization on cross section.

Lower Zone (“LZ”) step out and infill drilling continued in Q1 2016 bringing the total to date (Q1 -2016) to 2725.4 m completed in 3 holes and 1 wedge. The LZ drill data and coverage is insufficient for resource modelling at present, however, the Company believes the geometry of the known  porphyry mineralization  in the LZ  projected to horizontal surface is roughly ellipsoidal with dimensions of approximately 1,300 m (from upper intercepts into LZ between drill holes TC 140054 to FMTC 1340) by 600 m (from upper intercepts into LZ between drill holes FMTC1332 to FMTC 1210). The LZ is currently limited to the southwest and southeast by drilling and geological

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considerations, but could be reasonably expected to extend to the north, and possibly to the south beneath the UZ where there are no holes extending to the depths at which the LZ might be expected. The top of the LZ mineralization occurs at depths below surface ranging from approximately 1,400 m in the west to 750 m in the east. The vertical full extent of the LZ is not known since several drill holes terminate in mineralization, but intervals ranging between 200 m to 900 m are outlined in previously published Company News Releases, including Table 1 – October 19, 2015. Significant results from LZ holes TC 140054, 54A are presented in Table 3.

On April 14, 2016, the Company provided a further update on the LZ exploration drilling, reporting drill intercepts from 3 drill holes TC150060, TC150060a and TC 160066 through porphyry mineralization. Highlights include TC150060 with an intersection of 835.8 metres from 1258.0 to 2093.8 metres (estimated vertical thickness 834.75 metres) grading 0.92% copper and 0.22 grams per tonne (g/t) gold for 1.05% CuEq.

Alteration varies down drill holes from advanced argillic and or argillic to quartz-sericite-+chlorite. Potassic alteration is observed locally at depth. Mineralization generally starts as covellite and transitions to higher grade chalcopyrite-dominant at depth. Hole TC150060 terminates in high grade porphyry mineralization (the final 7.8 metres to 2093.8 metres average 3.08% Cu and 0.65 g/t Au for 3.47% CuEq). For further details and a complete table of results please refer to the Company’s news release of April 14, 2016 for a complete table of drilling results. The latest LZ drilling with the drill holes TC 150073, 73A, 75 and 98. (Table 3) continued to test the extent, depth and continuity of the LZ mineralization.

Table 3: Summary of significant results from drill holes TC140054 / 54a.

Drill hole ID	From (m)	To (m)	Interval (m)	Estimated true thickness (m)**	Copper (%)	Gold (g/t)	CuEq (%)*
TC140054/ 54a	1498.0	735.0	705.8	695.0	0.91	0.26	1.07
including	1826.0	2012.0	186.0	185.3	1.20	0.35	1.42

* Copper-equivalent (CuEq %) is calculated using the formula (Copper % + 0.6 x g/t of gold).

** Estimated true thickness – the intercept intervals from drill holes through the Inferred Resource model are estimated to intersections perpendicular through the orientation of the mineralization on cross section

Maps  showing  the  location  of  the  drill  holes  in  the  Timok  Project  are  presented  on  the  Company  website (www.reservoirminerals.com).

Table 4: Cukaru Peki drill-hole data for drilling from December 01, 2015 to February 29, 2016

Hole ID	Target Mineralization	Planned Depth (m)	Final Depth (m)	Declination (º)	Azimuth (º)	Date Completed	Drilling Status
TC150073	Porphyry		1706.6	-81.336	55.395	16/12/2015	Terminated (technical problems)
TC150073A	Porphyry		1723.7	-81.336	55.395	08/02/2016	Terminated (technical problems) - Wedge from TC150073 at 1339.1m
TC160073B	Porphyry	2200		-81.336	55.395	29/02/2016	Completed - Wedge from TC150073A at 1599.1m
TC150090A	HSE		806.6	-80.85	247.7	01/12/2015	Completed - Wedge from TC150090 at 525.2m
TC150094	HSE	780		-90	0		In Progress
TC150098	Porphyry	2200		-82.18	239.4	17/02/2016	Completed
TC150099	HSE		696.2	-90	0	11/12/2015	Completed
TC150101	HSE		770.8	-90	0	14/12/2015	Completed
TC150103	Vibrating Wire Piezometer		542.5	-90	0	06/12/2015	Completed

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TC150104	Vibrating Wire Piezometer	593.7	-90	0	18/12/2015	Completed
TC150105	HSE	726.3	-85.02	67.9	21/12/2015	Completed
TC150106	HSE	654.1	-87.12	61.9	21/12/2015	Completed
TC150107	Vibrating Wire Piezometer	881.7	-90	0	25/12/2015	Completed
TC150108	HSE	743.1	-90	0	31/12/2015	Completed
TC150109	Vibrating Wire Piezometer	161.6	-90	0	17/12/2015	Completed

Table 5: Summary of total drilling to February 29, 2016 on the Brestovac-Metovnica Exploration Permit

Year	Metres Drilled
2011	3,464.2
2012	17,609.7
2013	27,714.9
2014	5,145.3
2015	39,651.8
2016	15,33.2
Total	95,119.1

Jasikovo-Durlan Potok Exploration Permit Area

The Jasikovo-Durlan Potok Exploration Permit fifth year (2016) minimum work program commitment is 2,000 m of drilling per year, plus other exploration costs with a total commitment of $400,000 and $371,000 in year 1 (2015) and year 2 (2016) respectively. The fifth year (2016) exploration commitment may be updated by an exploration permit Annex after the 2016 Rakita budget is approved in early 2016.

Exploration diamond drilling resumed in December 2015, with one drill rig on the Yanko porphyry and Ogasu Kucajna porphyry / skarn target with 1503.7 metres being completed on Q1. Assay results and details on the drilling in the Jasikovo-Durlan Potok exploration permit were presented in the News Release dated June 4, 2014. Further assays and results will be presented after drill core samples are analysed and data provided under the provisions of the Timok Project JVSA.

Table 6: Jasikovo-Durlan Potok 2015 – 2016 drill-hole drilling data.

Drill hole ID	Prospect	Target	Final Depth (m)	Declinatio n (º)	Azimuth (º)	Date Completed
FMJC 1503	Ogasu Kucajna	Skarn	861.1	-83	90	16/02/2016
FMJC 1506	Yanko	Skarn	642.6	-90	0	16/02/2016

Table 7: Summary of total drilling to December 31, 2015, on the Jasikovo-Durlan Potok Exploration Permit area

Year	Metres drilled
2011	2,531.8
2012	1,073.8
2013	1,263.9
2014	1,621.5
2015	149.7
2016	1,354.0
Total	7,994.7

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Leskovo Exploration Permit Area

The Leskovo Exploration Permit fifth year (2016) minimum work program commitment was 2,000 m of drilling per year plus other exploration costs with a total commitment of $538,000 and $394,000 in year 1 (2015) and year 2 (2016) respectively. The fifth year (2016) exploration commitment may be updated by an exploration permit Annex after the 2016 Rakita budget is approved in early 2016.

Exploration diamond drilling resumed in November 2015, with two rigs in the Lipuca and Coka Skopoluj porphyry prospects, and to February 29, 1508.6m had been drilled. The Coka Skopoluj prospect is located in the middle of the permit, approximately 2 kilometres northeast of the Lipuca Vlaška prospect and 3 kilometres southwest of the Coka Marin mine, where RTB Bor exploits high-sulphidation epithermal (HSE) massive sulphide mineralization.

The analytical results for October- November 2014 core samples are being evaluated and those from previous drill program are described in detail in the News Release dated June 4, 2014.

Table 8: Summary of total drilling to December 31, 2015, on the Leskovo Exploration Permit area

Year	Metres Drilled
2013	776.3
2014	2,271.1
2015	1,379
2016	129
Total	4,556.0

The results of the drilling on the Timok Project during late 2014 will be reported as soon as all the assay results are received and evaluated. Samples have been submitted for analyses and results are expected shortly. Maps showing the location of the drill holes in the Timok Project are presented on the Company website (www.reservoirminerals.com).

Timok JV Project Exploration Outlook

Exploration at the Timok JV Project is being sole funded by Freeport, which is the operator of the project. The 2015 to 2016 exploration drilling focused on in-fill and step-out drilling in the HSE mineralization, drilling to define the limits of the porphyry-type mineralization at Cukaru Peki, and reconnaissance drilling elsewhere in the Timok Project permits.

To date and with the reallocated funding within the proposed budget, Freeport has incurred 96% of the planned budgeted expenditure for 2015, completing 41,144.4 m of drilling compared to the planned total budget of 20,400

m. This equates to approximately 96 % of the Rakita JV approved 2015 budget of $23,900,000 million (US$18,700,000) spent for $24,900,000 million (US$ 18,000,000). The majority of this budget and Exploration focus has been spent on the Brestovac Permit Cukaru Peki drilling,  technical studies and land acquisition and the breakdown of this amount includes.

Company representatives participated in the Rakita quarterly board meeting which was held in December 2015.

The Company will continue to monitor the progress  of  the Timok JV via the quarterly Technical Committee meetings and board meetings. The company is currently assessing exploration data, including drilling, assay results, geophysics and other technical data provide by Rakita the Joint Venture Company. Rakita has also initiated a number of technical studies and engaged in-house (Freeport) and independent consultants to carry out studies that will be required to take the project to a scoping study level in early 2016. These studies include: metallurgical testing; surface and down hole geophysical surveys; hydrological baseline data collection and surveys; an enhanced  geotechnical  programme;  civil  and  mine  engineering  design  options;  infrastructure  development;

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product marketing of “DSO” type material; baseline environmental, social and such other studies. The results and reporting of these studies are expected during 2016.

For the year ended November 30, 2015 the Company budgeted $750,000 for parallel technical studies including but not limited to resource estimation, preliminary economic assessment level studies and for legal fees. Minerals incurred a total of approximately $1,040,000 of its own costs on the Timok project.  The variance was the result of a decision in the last half of the year to review and update internal technical and economic studies.  The work related specifically to updating the resource estimate, mine design and planning, Reservoir funded metallurgical test work and updating financial models. This involved hiring additional consultants and further work by SRK, none of which was included in the original budget. As a result of the decision to exercise the ROFO, the Company will become the operator of the project and will be developing a detailed budget for the project for fiscal 2016.

The above commentary contains material forward-looking information and is subject to change. Any of the following risk factors could have a significant negative impact on the actual 2015 expenditures compared to budget, the decision of Freeport to sole fund the Timok project, the value of the Timok project and the value of the Company’s shares:

               discouraging geologic and economic results obtained as a result of the budgeted 2015 work programs;
               a significant decline in copper and / or gold prices;
               political changes that will have a negative effect on mine development;
               permitting or environmental issues which will reduce the value of the project;
               land access issues which restrict mining and milling processes or even access for drilling and other work;
               Corporate issues which may affect Freeport’s ability or desire to sole fund the Rakita JV; and,
                If Freeport decided not to sole fund the project, then there would be an increased burden on Minerals’ treasury in order for it to contribute its 45% share of funding.

Timok Exploration Permits 100%-owned by Reservoir Minerals Inc. - Serbia

The Company controls an area of 218.1 square kilometres on four 100%-owned exploration permits in the Timok area, in addition to the 212.6 square kilometres currently being explored with Freeport in the Timok JV Project.

On January 15, 2016, the Company announced that its subsidiaries Tilva (BVI) Inc., and Global Reservoir Minerals (BVI) Inc., had been notified by Rio Tinto Mining & Exploration Limited (Rio Tinto), that all the conditions had been satisfied relating to an earn-in and joint venture agreement signed between Rio Tinto and Reservoir. Under the terms of the Agreement, Rio Tinto has the option to earn in stages up to a 75% interest in Reservoir’s four wholly- owned exploration permits in the Timok Magmatic Complex: Nikolicevo, Kraljevica, Coka Kupjatra and Tilva Njagra in Serbia, by sole funding project expenditures of up to US$75 million. Rio Tinto have also reimbursed Reservoir’s costs from the Kraljevica drilling started in September 2015, up to a maximum of US$500,000, which formed part of the Stage 1 earn-in expenditure. Reservoir will be the manager and operator of the Tilva Project until such time as Rio Tinto exercises its right to assume the role. The focus of initial work has been data compilation, geological and structural interpretation and  modelling, in order to prioritize targets  for  the next round of  drilling (see Reservoir news releases of January 26, 2016 and November 12, 2015 for details). An update on exploration activities in the 100%-owned Timok Exploration Permits was provided in the News Release dated September 30, 2014 and October 26, 2015.

Nikolicevo and Kraljevica Exploration Permit Areas

The Nikolicevo and the Kraljevica Exploration Permits are located within the prospective Timok Magmatic Complex, eastern Serbia, and border the Brestovac-Metovnica permit that hosts the Cukaru Peki copper-gold discovery. The current licenses had both ended the first Year 3 term and were renewed (with 25% reductions) in November 2015. Under the new Serbian Mining Code (December 2016) both Permits are now valid for 3 more year until November 15, 2019, with areas of 70.32 and 70.37 kilometres squared respectively and the reduced areas will be re-applied for.  The permits include the same andesite volcanic sequence that hosts the Cukaru Peki copper-

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gold mineralization, and contain favourable structural elements known to be associated with copper-gold mineralization in the region. The Company considers that the permits are prospective for both Cukaru Peki and Bor district style porphyry and high sulphidation epithermal massive sulphide targets, and designed a phased drill program to test targets at different structural levels.

Previous 2014 / 2015 Nikolicevo exploration and a preliminary drilling campaign validated the Company’s geological models and structural interpretations. The Company believes that the mapped and logged alteration assemblages and hydrothermal breccia zones, together with copper mineralization in float and outcrop, and the fragmental epiclastic and volcaniclastic beds containing clasts of copper and iron sulphide mineralization and altered volcanics (in both outcrop and drill holes) are together indicative of proximity to an as yet undiscovered massive sulphide high-sulphidation epithermal system in the Rudine-Misljenovac area. Further details of drilling and exploration results are provided in Company News Release dated September 30, 2014 and October 26, 2015.

The 2015 Nikolicevo field exploration programs have been completed and included geological mapping, infill geochemical  soil  and  rock  chip  sampling,  and  geophysical  (controlled  and  natural  -source  audio-frequency magnetotellurics – CSAMT/NS, Induced polarization – IP and ground magnetic) surveys over priority target areas. Geophysical survey programs (including CSAMT/NS and ground magnetics) and petrographic, paleontological and spectral studies were completed. All data is currently being evaluated and modelled and a second phase of drilling, planned for Q3 2016, and will test priority targets in both the eastern sector where the Miocene sediments conceal the  Upper  Cretaceous  sequence,  and  western  area  where  new  targets  have  been  defined  by  the  follow-up fieldwork.

At Kraljevica, 2015 field exploration programs focused in the north of the permit where the south east most part of the Timok complex is thought to underlie the younger cover sequence. Geophysical surveys (including CSAMT/NS and IP) and spectral studies were completed. A 2,550 m diamond drill program designed to test priority coincident geochemical and geophysical targets was completed on the March 2, 2016. Drilling logging data is being reviewed and all samples have been submitted for analysis.

Table 9: Summary of total drilling to December 31, 2015, on the Kraljevica Exploration Permit

Drill hole ID	Prospect	Final Depth (m)	Declination (º}	Azimuth (º)	Date Completed
RTK1501	Lubnicka reka	632.4	80	250	31/10/2015
RTK1502	Stojkov potok	446.4	65	90	04/12/2015
RTK1502A	Stojkov potok	554.4	80	90	14/01/2016
RTK1503	Pazariste	761.7	87	325	14/01/2016
RTK1503A	Pazariste	930.4	87	325	02/03/2016

A summary of drill location and details is given in Table 8; Samples have been sent for analysis and drilling results will be reported once assays received and data has been reviewed by Company geologists.

Planning of work program for 2016 is underway for both the Nikolicevo and Kraljevica Permits and will include combination of follow-up detailed mapping and geochemical sampling (including soil, rock chip and trenching), geophysical surveys (including ground magnetics, IP, NSMT or CSAMT and gravity) and drill testing of priority targets. Field programs are expected to start in April 2016.

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Tilva Njagra and Coka Kupjatra Exploration Permit Areas

The Tilva-Njagra and the Coka-Kupjatra Exploration Permits were renewed in February 2015 and are valid until February 10, 2017, and February 21, 2017, and have areas of 36.77 and 40.64 kilometers squared respectively. Annual reporting and fees were submitted in March 7 and 23.

The Tilva-Njagra and the Coka-Kupjatra Exploration Permits are located in the western sector of the Timok Magmatic Complex, eastern Serbia. The Company believes these permits to be prospective for both epithermal gold and porphyry copper-gold mineralization. Mapping and  geochemical  sampling (soil and rock chip)  have confirmed the presence of copper and gold mineralization within intense advanced argillic altered volcanics and hydrothermal breccias in the Lipa, Coka Kupjatra-Kulmea and Kumstaka prospects, presence of porphyry style alteration at Crni Vrh (Red River) prospects and altered volcanics in the Beljevina prospect (Tilva Njagra Permit).

The Company also completed a four hole diamond drilling program during September to December 2014 for a total of 2,312.7 m; with two drill holes on the Tilva Kumustaka and Zlace targets (RTT 1403 and 1410) in the Tilva Njagra permit, and two holes on the Lipa target (RTT 1407 and 1409) in the Coka Kupjatra permit; Further details of the drilling are presented in Company News Release October 26, 2015 and Maps showing the location of all drill holes and further details are presented on the Company website at www.reservoirminerals.com.

Exploration and drilling results in the Coka Kupjatra and Tilva Njagra permits confirmed the presence of gold, copper and locally silver mineralization associated with extensive structurally-controlled epithermal (advanced argillic) alteration systems. Drilling also confirmed the presence of overprinted  porphyry  style alteration and veining at depth. The geophysical methodologies also proved to be successful in defining zones of associated clay and silica alteration as well as fine disseminated sulphide in the advanced argillic and phyllic altered zones. The Company believes that there are further porphyry and skarn targets at the Kumstaka-Beljevina and Red River prospects.

The 2015 field exploration program completed included detailed geological mapping, geochemical soil and rock sampling, and ground geophysical surveys (magnetometry, geochemical soil grids, geophysical survey programs (including 6 km of NSMT and 57 km ground magnetic lines at Coka Kupjatra and 3.5 km of NSMT and 91 km of ground magnetic lines at Tilva Njagra) and petrographic and spectral studies were completed. Exploration results will be used to define further targets in the priority prospect areas for drill testing in 2016. Planning of work programs for 2016 on both Permits is underway and will include follow-up detailed mapping and geochemical sampling (rock chip and trenching), geophysical surveys (including ground magnetics, gravity), re-evaluation and processing of historic geochemical and electric data and drill testing of priority targets.

Deli Jovan Project - Serbia

The Deli Jovan exploration permit and project, which was previously subject to an earn-in agreement with London- listed Orogen Gold plc (“Orogen”), was relinquished in February 2016. The Company has received official notice from the Ministry that the Deli  Jovan  license has expired  however,  minor  site  rehabilitation work has been requested by the Mining and Geology Inspectors prior to fulfilling final handover requirements.

Parlozi Exploration Project - Serbia

The Parlozi exploration permit is held by Balkan Exploration and Mining d.o.o. (“BEM d.o.o.”), an indirectly held, wholly-owned, Serbian-registered subsidiary of the Company. The Parlozi exploration permit covers approximately 67.41 square kilometres, and includes occurrences of historical lead-zinc-silver mining in the Kosmaj-Babe area of the Sumadija mining district in central Serbia. The exploration permit was renewed for 2 years on June 5, 2015. The mineralization in the permit area comprises silver-bearing vein and carbonate replacement-type (“CRD”) lead- zinc sulphides hosted by Cretaceous carbonate sedimentary rocks and associated with intrusive Neogene quartz latite dykes and volcanic breccias. This type of CRD mineralization has long supported lead-zinc-silver mining operations in the region.

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The project was previously subject to an earn in agreement by Midlands Minerals Corp. (“Midlands”), who spent $740,000 up to May 6, 2015, the project was returned to Reservoir by Midlands for strategic reasons (News release dated April 23, 2015). The Company is actively searching for a new partner to test targets defined by the ground magnetic survey, structural mapping and geological modeling completed by Midlands that is summarised in News Release dated May 6, 2015.

The Company's exploration has been focused on the Parlozi (Kosmaj-Babé) and Plandiste prospects. The Plandiste prospect, where the Company identified high-grade silver-lead-zinc mineralization (News Release May 13, 2014), is located approximately 1.4 kilometres west of the Parlozi prospect. Maps and further information on the Project are provided on the Company website (www.reservoirminerals.com).

A drilling campaign of six diamond drill holes, totalling 1,714.4 m, was completed on the Plandiste and Parlozi prospects (Company News Releases dated September 3 and October 30, 2014). The most encouraging intercepts were in Parlozi drill hole 14-PA-001, including 174.0 g/t silver, 2.5% lead and 3.8% zinc over 2.95 m from 301.65 to 304.60 m, and 567.2 g/t silver, 2.0% lead and 0.5% zinc and 0.96 g/t gold over 2.50 metres from 537.00 to 539.50m. Maps showing the location of the drill holes in the Parlozi Project are presented on the Company website (www.reservoirminerals.com).

Fieldwork carried out during 2015 included detailed geological and structural mapping, underground sampling and trenching, as well as ground magnetometry, geo-electric (deep sounding resistivity) and gravimetry geophysical surveys. Results of exploration are encouraging and include recognition of a significant mineralized system that covers at least 2.0 x 1.5 kilometres over the Parlozi and Plandiste prospects as well as several other prospects and historical exploration pits. Drill targets have been identified in favorable host rocks around a magnetic anomaly that is interpreted to represent the controlling intrusive body. Further details are available on the Company website (www.reservoirminerals.com).

Bobija Exploration Project - Serbia

The Bobija Exploration Permit, which is held by BEM d.o.o., has been renewed, and is valid until May 12, 2017. The permit covers an area of approximately of 34.82 square kilometres, and surrounds the Bobija barite deposit and mine, which is owned by Akcionarsko Drustvo Bobija (“ADB”), a joint stock company registered in Serbia.

On March 5, 2014, the Company executed an agreement with the owners of the barite mine, ADB, granting the Company rights to conduct exploration for sulphide mineralization within the Bobija mining concession for an initial payment of €50,000 and subsequent annual payments of €12,000 until the completion of a feasibility study and conclusion of a joint venture agreement for exploitation. The annual compensation to the Owners of the Barite mine has been paid.

A drilling campaign of eight short diamond drill holes (totalling 622.9 metres) was completed during August- September, 2014 (News Release November 24, 2014). The drilling validated the presence of SEDEX or VMS style massive sulphide mineralization recorded in historical drill holes and workings, and also successfully tested extensions of the mineralization. Results include intercepts of 15.10 m (from 2.0 to 17.1 m down-hole, approximately 8.25 m true thickness) through massive sulphide mineralization averaging 4.73% zinc, 4.23% lead, 122.14 g/t silver and 1.91 g/t gold in hole BB-07. Recently, analyses of samples of barite (± quartz ± pyrite) collected from outcrops in the Bobija barite mine and also from processed barite material at the Bobija plant reveal that all samples contain anomalous gold (range 0.06 to 0.797 ppm gold) adding to the potential of the mineralized sulphide-barite horizon.

Maps showing the location of the drill holes in the Bobija Project are presented on the Company website (www.reservoirminerals.com).

2015 field work included underground sampling, detailed surface mapping of the barite mine and surroundings (1:1000 scale), a geophysical gravimetric survey (25 x 25 m grid) over the mine area (0.45 square kilometres) and detailed petrographic studies. The Company has also updated the stratigraphic section and completed three-

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dimensional modeling of historic exploration data including drilling. The recent exploration results suggest that the target Triassic stratigraphy, including the sulphide-barite mineralized horizon, may have a potential untested strike length of over 8.5 kilometres within the permit  area. The results of the gravity survey demonstrate a good response from areas with known sulphide-barite mineralization, and identify several new targets for drill testing in the proximity of the mine. Further details are available on the Company website (www.reservoirminerals.com).

Central Serbia Sediment Hosted Copper Exploration Project - Serbia

With the acquisition of the Sige Panjevac, Samanjac, and Kopajska reka-Planinica exploration permits, Reservoir now holds four exploration permits that cover an area of approximately 277 square kilometres (Table 10) and contain sediment-hosted copper mineralization in a Permian ‘red-bed’ sedimentary sandstone sequence.

Table 10: Exploration Permits in the Central Serbia Sediment-hosted Copper Exploration Project

Permit	Permit Area (km2)	Grant Date	Expiry Date	Work Commitment ($CAD)
Donja Studena	55.95	December 20, 2013	December 20, 2016	68,500
Samanjac	96.00	July 1, 2014	July 1, 2017	80,000
Sige-Panjevac	70.00	July 1, 2014	July 1, 2017	71,000
Kopajska reka-Planinica	55.26	July 18, 2014	July 18, 2017	60,000

* The Permit area surrounds the Jasenovac Mining Concession (approximately 5.5 square kilometres for coal exploitation)

The Company has carried out a comprehensive field reconnaissance program completed on all four permits, including identifying and describing copper-silver mineral occurrences and historical workings reported in various documents and maps, compilation of relevant geological data, rock sampling from mine dumps and workings, geological mapping and stream-sediment sampling in areas with prospective stratigraphy.

Preliminary field mapping demonstrated the association of the (locally very high grade copper and silver – up to 20.8% copper and 1,540 g/t silver from Bukovac dump material- Studena) mineralization in most localities with bleached red-bed Permian sandstones or an overlying organic-rich (fetid) limestones and with cross-cutting structures. Mineralization appears to have a strong structural and / or bedding control and is dominated by disseminations of secondary malachite and azurite and locally sulphides including chalcocite, bornite and pyrite. The stratigraphy of the copper-silver occurrences near Studena village suggests possible continuity along strike for at least 1.5 kilometres. Locally skarn-type mineralization, possibly related to Upper Cretaceous andesites, has been observed.

2015 field work, including detailed mapping and geochemical sampling (soil and rock) focused on defining continuity between the known occurrences of copper-silver mineralization and identifying targets for drill testing. At the Samanjac, mapping and sampling results confirm that copper-silver occurrences are associated with bleached Permian red sandstones and a strong structural (NW trending and bedding parallel) and bedding control. At the Senacki Potok locality visible zones of secondary (malachite, azurite, iron-copper oxide/hydroxides) and primary sulphide (chalcocite-pyrite) copper mineralization from 0.3 to 3 m thick are associated with bleached and locally silicified alteration zones that are semi-continuous over a strike length of approximately 6 kilometres. Grades of up to 4.53% copper and 52.6 g/t silver occur in rock chip samples with visible secondary / sulphide copper collected from bleached red sandstone in the Samanjac Permit. Further assay results and details are presented in Company Press release October 26, 2015 and on the Company website (www.reservoirminerals.com).

During Q4 exploration programs focused on the principally on Dona Studena Permit where mapping and sampling confirmed that the Permian sandstone units form the northern limb of a major WNW-ESE trending anticline that is overlain by Jurassic, and locally Triassic, calcareous units. Copper-silver mineralization at the Studena and Bancarevo villages appears to be structural (fault) controlled and associated with bleached and often silicified red

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Permian sandstones, often close to the contact with overlying, locally fetid, Jurassic limestones. Soil sampling in the permit has identified a number of XRF defined copper in soil anomalies, including a possible continuity of >50 ppm copper-in-soil (maximum 631 ppm copper, analyses by XRF) along strike for up to approximately 2 kilometres near Studena village and near the Cuka occurrence to south of Bancarevo village.

Table 11: Selective XRF results from Q4 rock chip sampling in the Donja Studena Exploration Permit

Sample ID	Locality	Sample Type	Copper (%)	Silver (ppm)
ST-0200814	Gradac	Outcrop/Chip selected	0.30	42
ST-0200829	Gradac	Float/Chip selected	0.80	35
ST-0200819	Čuka	Outcrop/Chip selected	0.97	21
ST-0200818	Gabar - Padina	Outcrop/Chip random	0.33	< 10
ST-0200825	Veselovac	Outcrop/Selected	0.70	< 10

Further details maps showing the location of the exploration permits and prospect areas in the Sediment-hosted Copper Exploration Project are presented on the Company website (www.reservoirminerals.com).

During Q1 2016, Company geologists have been compiling and evaluation all previous data from period 2014-2015. New 3D geological and structural models have been prepared with a view to highlighting the position of Cu-Ag mineralization in Permian, Triassic and Jurassic sequences and to help determine the key stratigraphic and structural controls to mineralization and to use as a guideline for the next phase of detailed exploration in all four exploration permits.

Donja Tresnjica Exploration Permit - Serbia

The Company, through its subsidiary BEM d.o.o., was awarded the Donja Tresnjica exploration permit, which covers 32.46 square kilometres in  western  Serbia  along  the trend  of  zinc-lead-silver-gold  mineralization  that contains one operating mine (Veliki Majdan) and the Company’s Bobija project. The Donja Tresnjica exploration permit is initially valid until April 11, 2017, and the work expenditure commitment for 2014 was approximately $68,500.

Previous prospecting by Company geologists identified outcrops of quartz-sulphide vein-type mineralization hosted by Paleozoic schists occur in the area around Zverovici village. At the Dragov Creek occurrence, polymetallic lead-zinc-silver-gold-copper-antimony mineralization is exposed in a historical adit. The mineralized zone, which is between 0.2 to 0.7 m thick and probably associated with a low angle tectonized (mylonite) zone, consists of fine- grained, dark-grey to black, sulphides (pyrite, galena, sphalerite and tetrahedrite) with fragments of quartz and silica. A 0.6 metre channel sample yielded 11.2% lead, 4.83% zinc, 439 g/t silver and 2.62 g/t gold. The 2015 preliminary mapping and rock chip sampling identified two major structural trends (NW-SE and NE-SW) that intersect in the Dragov creek area and which may control mineralization and mineral occurrences. The NW-SE trending zone is up to 5 kilometres long and locally contains silicified and pyritised zones in schist that may be up to up 50m wide.

Q4 2015, mapping and the results of a 40 rock chip surface sampling program confirm the presence of Pb, Zn Ag, Au mineralization from dump and outcrop material near the Dragov do adit and also in the strongly pyritised and quartz-veined schists in the Reljino brdo – Rečica area (located approximately 3.5 kilometres southeast of Dragov do adit) and at Trčilovac. Paleogene andesite dykes were also observed in these areas during mapping. A selection of rock chip results is presented below:

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Table 13: Results from prospecting rock samples, Donja Trešnjica Exploration Permit

Sample ID	Prospect	Type of sample	Pb	Zn	Ag	Au
			ppm	ppm	ppm	ppm
DT-0200611	Dragov do	Outcrop/Chip random	1770	150	6.91	0.21
DT-0200612	Dragov do	Dump	>10000	8810	1150	29.7
DT-0200615	Reljinobrdo	Outcrop/Chip select	1125	6300	5.54	0.27
DT-0200626	Rečica	Outcrop/Float in-situ	1415	187	2.10	0.37
DT-0200633	Rečica	outcrop-chip random	4770	492	14.35	0.04

Underground mapping and rock chip sampling in the ~50 metre long Dragov Creek Adit (following certified inspection) confirmed continuity and grade of Pb, Zn, Sb, Ag, Au (+/-Cu) mineralization over approximately 40 m of the strike length with gold and lead contents Ag ranging from 150 to 591 ppm Ag, gold contents ranging from 0.23 to 5.04 ppm Au, and values ranging from 3.86% to 15.15% lead over sample widths ranging from 0.5 to 1.2 metres thickness. A selected chip sample (DT 200686) from the silicified and mineralized zone contained 22.7% zinc, 20.0% lead, 1,060 ppm silver and 1.59 ppm gold.

Regional Reconnaissance - Serbia

The Company is continuing a regional reconnaissance program in the geologically most favourable zones in Serbia, and will apply for exploration permits over the most prospective areas.

Romania

The Company, through its wholly owned Romanian subsidiary, acquired the Gura Salistei (license no. 17004/2014 covering 9.13 square kilometres, valid until March 16, 2019) and Teiul (license no. 17063/2014 covering 64.85 square kilometres, valid until March 27, 2019) exploration licenses through the tender procedure organized by the Romanian National Agency for Mineral Resources. Year 2 (of 5) work programmes (2015-2016) for both licenses, were submitted to the minerals agency in late July.

The Gura Salistei and Teiul licenses are located in the Banat region in southwest Romania, where the prospective geology in the Timok Magmatic Complex extends from Serbia into Romanian territory. The target in both licenses is porphyry, skarn and epithermal copper-gold mineralization. Diamond-drilling of priority porphyry and skarn targets, 947 m (3 holes) in the Gura Salistei license and 492 m of drilling in the Teiul license, was completed in April 2015.

At Gura Salistei, preliminary results of field work and drilling confirmed the presence of porphyry style copper-gold mineralization and alteration related to at least two intrusive centres that are associated with soil geochemical (Cu-Au) and magnetic anomalies. In the Teiul license, late Cretaceous intrusive dykes and stocks intrude basement schist and Cretaceous clastic sediments in a setting very similar to the Majdenpek copper-gold deposit in the northern part of the Timok Magmatic Complex, Serbia.

Fieldwork programs completed on both the Gura Salsitei and Teiul Permits during 2015 included follow-up geological mapping, infill geochemical soil and rock chip sampling, and geophysical IP surveys over copper-in-soil and magnetic anomalies specific to porphyry-mineralised systems. Spectral mapping of alteration minerals on core intercepts and rock hand specimens, Age dating (6 samples) and petrography studies were completed.

Company geologists are currently completing annual reporting, evaluating data and revising geological models and targeting criteria. Maps showing the location of the licenses and prospect areas in the Banat area (Romania) are

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presented on the Company website (www.reservoirminerals.com). By the close of the quarter ending February 29, 2016, Reservoir decided to discontinue operations in Romania.

Macedonia

Reservoir Minerals Macedonia DOOEL, a wholly-owned subsidiary  of the Company, was granted the Konjsko mineral exploration concession in the Kozuf Massif, southern Macedonia. The concession was granted, on July 4, 2013 and is valid for four years, with total work commitment of $380,000 over the four years. In December 2014 the Macedonian government granted an extension to the Konjsko Concession, covering the trend of gold mineralization. The Konjsko Concession now covers an area of 29.97 square kilometres. The 2015 Annual Report on the work performed at Konjsko Concession has been submitted at the Ministry of Economics (MoE).

On September 28, 2015, Reservoir Minerals Macedonia DOOEL was granted two prospecting concessions in the eastern and southern Macedonia – Area 1 East and Area 2 Southeast. The concessions are valid for two years, with total work commitment of $118,000 over the two years. The Area 1 East Concession covers an area of 2,125.4 square kilometres, and the Area 2 Southeast Concession covers an area of 2,612.3 square kilometres. Work programs for both Area 1 – East and Area 2 – South east been completed and approved by the Government and field work (geochemical stream / bleg sampling and reconnaissance sampling and mapping) started on April 19 2016.

Reservoir Minerals DVB DOOEL, a wholly-owned subsidiary of the Company, was granted the Dvoriste Mineral Exploration Concession (area of 24.5 square kilometres) in eastern Macedonia on January 26, 2015. The concession is valid for four years, with total work commitment of $680,000 over the four years. Annual Report and work programs for the Dvorishte Concession have been submitted and approved by the Government.

Konjsko

The Kozuf Massif, in which the Konjsko concession is located, is known to contain occurrences of gold, arsenic antimony with affinities to sediment hosted gold type deposits. The Company announced the results of the first year gold exploration program in the Konjsko exploration concession in a News Release of February 2, 2015, and this included results from the “road cut” outcrop that yielded 19 m containing an average 2.00 g/t gold (range

1.75     - 9.85 g/t gold) in the 3 kilometer long NW-SE trending structural “corridor” that is marked by occurrences of realgar, stibnite and pyrite mineralization, and anomalous contents of gold, arsenic and antimony in soil and rock.

Results of the 2014 ground geophysical (IP and magnetometry) exploration surveys have been evaluated. The magnetometry clearly reflects the NW-SE trending faults and structural grain that parallel the prospective “corridor”. A prominent magnetic low corresponds in part to the core of area with known gold mineralization, and may be reflecting hydrothermal alteration in the host metarhyolites and schists. The IP survey clearly identified and prioritized 5 strong IP anomalies within the prospective “corridor” that have been tested in part by trenching.

The 2015 field program (mapping, prospecting, soil and rock chip sampling and trenching) has been completed, with work focused along the trend of the prospective ‘’corridor zone” and into the area of NW extension to the Konjsko Concession. Samples have been sent for analyses and data is being evaluated and integrated into the geological model. Preliminary findings indicate that there is a pronounced zoning and transition of mineralization and geochemical anomalies along the ‘‘corridor ’’ from gold-only in the northwest (Road Cut Area) to arsenic- antimony-thallium dominated in the southeast (Smda Voda stream) and that this zoning can be explained by two contrasting target types of mineralization:

  NW Zone: “Orogenic mesothermal gold” associated with quartz veins and silicification in low-angle, ductile shear zones, with fuchsite-quartz-sericite-pyrite alteration, covering an area of about 600 x 1000 metres;
  SE Zone: “Epithermal, Carlin-like” As-Sb-Tl-sulphide association with silicification, argillic alteration, quartz veining and brecciation that is controlled by a NW-SE structure over about a 300-metre length.

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A detailed Technical Report has been prepared on the Konjsko gold project summarizing the results of exploration work to date. This Report also discusses further work and identifies drill targets at Konjsko Concession. Company geologists continue to evaluate and review all data with a view to defining targets for drill testing in both zones. Further details and information can be found on the Company Website (www.reservoirminerals.com).

Dvoriste

The Dvoriste Concession covers an area of 24.5 square kilometres, and is located in eastern Macedonia approximately 25 kilometres northeast of Euromax Resources Ltd.’s Ilovica porphyry copper-gold project. Porphyry style copper mineralization was discovered in the 1970’s with quartz-sulphide veining and biotite alteration found to be centered on a dacite intrusive that is also marked by geochemical anomalism for copper (maximum 167 ppm) and molybdenum (maximum 127 ppm) in soils. Regional geochemical data in the historic database also indicates several other target areas within the concession.

Fieldwork completed in 2015 included validation of historical data, reconnaissance mapping, geochemical stream, soil and rock chip sampling and ground magnetic surveys. Samples have been sent for analyses and soils have also been checked by XRF. Preliminary mapping indicates that there are at least two phases of porphyritic quartz- feldspar dacite intrusion and mapped alteration includes both potassic and phyllic types. The intrusive centre covers an area of approximately 1,150 x 850 metres, with the surrounding phyllic alteration halo extending for several hundred metres into the contact breccia and gneiss. Porphyry-type quartz-chalcopyrite-pyrite vein stockworks are observed locally in the dacite porphyry. The initial evaluation of the magnetic and XRF results suggests an excellent correlation between mapped altered dacite intrusives. Company geological mapping and geochemical sampling completed in Q4 2015, and will be posted as soon as results have been received, compiled and evaluated. 2016 field programs will include follow up mapping and sampling, analysis of soil samples and modelling of geological data.

Maps showing the location of the concessions and prospect areas in Macedonia are presented on the Company website (www.reservoirminerals.com).

Cameroon - West-Central Africa

From 1st July 2015 operations have been reduced to a minimal level while maintaining the licences in good standing with the mining ministry. The Company continues to look for partnerships or other strategic options at its projects.

Bibemi and Wapouzé Exploration Projects

No exploration has been carried out on the projects since May 2015.

Gabon - West-Central Africa

In July 2012, the Gabonese Republic Ministry of Industry and Mines granted the Mitzic and Boumango Exploration Permits to Reservoir Minerals Gabon SARL, the Company’s wholly-owned Gabonese subsidiary. The permits were selected after Company’s geologists reviewed geochemical data obtained from 2005 to 2009 under the auspices of the European Union-funded SYSMIN program, and recognized the gold exploration potential of these permits, detail provided in the Company News Release dated January 30, 2013.

License renewal applications, which were submitted in March 2015, have been delayed by re-organization and labor issues in the Gabon Mining Ministry and uncertainties produced by a new Mining Agreement Template. The recently published Mining Cadaster indicates that Reservoir is the holder of the Mitzic and Boumango licenses.

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Mitzic and Boumango Exploration Projects

The projects are in a phase of Care and Maintenance as of May 2015 no exploration has been carried out. Maps showing the location of the licenses and prospect areas in West Africa are presented on the Company website (www.reservoirminerals.com).

QUALIFIED PERSON

Dr. Tim Fletcher, Chartered Engineer (UK), a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and Vice-President Exploration of the Company, has reviewed and verified the technical information that forms the basis of the above technical disclosure on the Company’s exploration activities.

OUTLOOK

The Company continues to seek partners for its exiting exploration projects and has an active program of site visits with prospective partners currently underway. Securing exploration partnerships is important to the Company to reduce its own exploration expenditure while advancing projects and allows the Company to generate  new projects.

Serbia

The Company is in the process of exercising its ROFO to reacquire a majority interest in the Timok JV Project. Once that has been completed, Reservoir will be reviewing and assessing all of the geologic information on the project and preparing a budget for the current fiscal year. Reservoir expects that the completion of the exercise of the ROFO will occur in early May 2016.

On January 15, 2016, the Company announced that its subsidiaries Tilva (BVI) Inc., and Global Reservoir Minerals (BVI) Inc., had completed the earn-in and joint venture agreement (Agreement) signed between Rio Tinto and Reservoir. The Company and Rio will continue the extensive surface exploration program on the 100%-owned Nikolicevo and Kraljevica Exploration Permits in the eastern Timok, and the Tilva-Njagra and the Coka-Kupjatra Exploration Permits in the western Timok. Planned programs have started with data collation, review and modelling and this will be followed by delineation of priority areas for infill field programs subsequent to drill testing.

Orogen and the Company have decided to relinquish the Deli Jovan gold project and are carrying out a number of final closure and logistic programs.

The Company is actively searching for a new partner for the Parlozi project to test CRD-style lead-zinc-silver mineralization targets identified by ground magnetic surveys, structural mapping and geological modeling that was completed by Midlands.

The Company will undertake further exploration for SEDEX or VMS/SMS style lead-zinc-silver mineralization on the Bobija Project in Serbia under the terms of the agreement with the owners of the Bobija barite mine, ADB. The Company is actively searching for a partner to drill test new gravity targets in the proximity of the mine and also continue exploration for additional mineralized horizons in the target host stratigraphy in the rest of the permit area.

The Company will continue field work over the Central Serbian “Permian sediment-hosted copper project” Permits with additional focus on defining continuity between the known occurrences of copper-silver mineralization, refining regional stratigraphy, geological and structural model and identifying targets for drill testing.

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The Company will be assessing new opportunities on the basis of the results of the regional reconnaissance program.

Romania

Field work in both the Gura Salistei and Teiul licenses, focused on identification of new priority target areas. Evaluation of the collected mapping, geochemical, geophysical, drilling and spectral data is ongoing and will also include 3D deposit modelling. Annual reporting is underway. By the close of the quarter ended February 29, 2016, Reservoir decided to discontinue operations in Romania.

Macedonia

Field work programs on the Konjsko project and Dvorishte Exploration Concession Area have been completed and all samples  sent for analysis. Data  review  and  evaluation  is  underway. The  Company, through  its  subsidiary Reservoir Minerals Macedonia DOOEL has been awarded two exclusive prospecting concessions, with a total area of approximately 5,000 square kilometres, located in southern and south eastern Macedonia. Field work programs on the Prospecting permit and Dvorishte started in April 2016. The Company is actively searching for a new partner to continue exploration in the concessions and drill test priority targets. The Company will also carry on identifying new projects elsewhere in the country.

West Africa

The Company continues to look for partnerships or other strategic options at its projects in Cameroon and Gabon. From July 1, 2015 operations in West Central Africa have been reduced to a minimal level while maintaining 4 of the 5 licences.

RESULTS OF OPERATIONS

For the three months ended February 29, 2016

The Company’s loss and comprehensive loss totaled $2,144,122 (2015 - $2,344,776) for the three months ended February 29, 2016. Overall, the loss and comprehensive loss for the current period were slightly lower than for 2015 due to lower expenses for share-based payments partially offset by higher exploration expenses and management fees, lower interest income and lower operator’s fees.

Share-based payments were lower in the current quarter because the nature of the vesting terms result in the accrual for the expense to be greatest in the first year and to decline in each of the succeeding two years for both share options and RSUs. Management fees were higher in the current quarter due to consulting fees paid to an outside firm to determine possible strategic options for the Company.

Exploration expenses were higher in the current quarter due to increased expenditures on the Freeport Timok JV and the 100% owned Tmok properties partially offset by lower expenditures in West Africa and Romania. Expenditures were higher on the Freeport Timok JV due to higher costs for salaries and technical studies as the Company continues to better understand the economic viability of the project. Expenses on the 100% owned Tmok properties were higher due to work on technical studies and some initial costs for drilling. The Company decided to reduce expenditures in West Africa in 2016 and therefore expenditures for the first quarter were much lower than in the prior year. Romanian exploration costs were lower because during the quarter the Company decided to terminate operations and exit the country.

Interest income was lower than for 2015 because the Company had less funds to invest and due to lower interest rates on cash deposits and on guaranteed investment certificates. Reservoir started the quarter with $32,311,000 of cash and short-term investments compared to $38,501,000 in 2015.  Operator’s fees were nil for the quarter

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compared to $57,000 in 2015. This was due to the termination of the option agreement on the Parlozi property in May of 2015. The Company had been receiving operator’s fees from Midlands in 2015 but did not receive any fees in the quarter ended February 29, 2016.

LIQUIDITY AND CAPITAL RESOURCES

As at February 29, 2016 the Company had working capital of $30,346,371 compared to $31,863,219 at November 30, 2015. During the year ended November 30, 2015, working capital decreased primarily due to cash used in operating and investing activities, partially offset by interest received and cash from the exercise of stock options. As at April 21, 2016 the Company has 1,349,200 stock options outstanding and exercisable, which are in-the- money. If exercised, these stock options would generate approximately $1,718,000 of additional cash. The Company has entered into a term loan agreement with Nevsun in the amount of US$44,703,429 with respect to the Arrangement Agreement with Nevsun and for the purpose of exercising the ROFO with Freeport Holdings. The loan is unsecured, with an interest rate of 12% per annum, compounded monthly, and interest is  payable quarterly, commencing on September 30, 2016 and on the last business day of each calendar quarter up to the maturity date. The maturity date is the earlier of: the first anniversary of the date of the loan; or the date on which there is an event of default. The proceeds of the loan can only be used for the exercise of the ROFO. If the Arrangement Agreement does not complete the loan must be repaid 90 days after the earlier of: the date on which the Arrangement Agreement is terminated or the date on which Reservoir receives written notice from Nevsun that the Arrangement Agreement will not be completed before September 15, 2016 or such later date as may be agreed to in writing by both Reservoir and Nevsun. If all or any part of the loan is repaid on or prior to October 31, 2016 where Reservoir has not paid and is not required to pay, a termination fee on the date of such principal repayment, Reservoir shall, in addition to the principal payment, pay to Nevsun an additional prepayment equal to 10% of the amount of the principal prepayment. After completing the exercise of the ROFO the Company will immediately become operator and will be responsible for 100% of the funding on the Timok JV Project. By the close of the quarter ending February 29, 2016, Reservoir decided to discontinue operations in Romania. The Company’s management believes that the current working capital position is sufficient to meet its general and administrative and exploration expenditures for the next twelve months.

SUMMARY OF QUARTERLY RESULTS

	February 28 2016	November 30 2015	August 31 2015	May 31 2015
Financial Results Exploration expenditures (net of recoveries)	$1,251,506	$1,561,530	$936,731	$1,227,126
Loss for the period (1)	(2,142,045)	(2,533,338)	(1,792,554)	(2,172,222)
Loss per share - basic and diluted (1)	(0.04)	(0.05)	(0.04)	(0.05)

	February 28 2015	November 30 2014	August 31 2014	May 31 2014
Financial Results Exploration expenditures (net of recoveries)	$1,136,695	$2,733,813	$2,119,743	$1,235,037
Loss for the period (1)	(2,337,002)	(3,565,249)	(2,427,839)	(1,672,018)
Loss per share - basic and diluted (1)	(0.05)	(0.07)	(0.05)	(0.04)

(1) Loss for the period and loss per share attributable to equity holders only

The loss for the quarters varies primarily based on the amount of exploration expenditures incurred and whether stock options were granted in the quarter.

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For the quarter ended February 29, 2016, the loss was lower than for the prior quarter due to lower exploration expenses and share-based payments. Exploration expenses were lower in the current quarter due to lower expenditures on the 100% owned Timok licenses as the Company anticipated the signing of an earn-in agreement with Rio Tinto.

For the quarter ended November 30, 2015 exploration expenditures were higher than for the prior quarter due to higher spending on the Timok JV and the 100% owned Timok licenses. The loss for the period was higher than for the prior quarter due to higher exploration expenditures.

For the quarter ended August 31, 2015 exploration expenditures were lower than for the prior quarter due to lower expenditures for Macedonia and Romania and West Africa. The loss for the period was lower than for the prior quarter, due to lower exploration expenditures and lower share-based payments.

For the quarter ended May 31, 2015 exploration expenditures were slightly higher than for the prior quarter due mainly to increased expenditures on the Serbian and Macedonian Projects. The loss was somewhat lower than for the prior quarter due to lower share-based compensation and due to a gain on dilution of a former subsidiary which more than offset the higher exploration costs.

For the quarter ended February 28, 2015 exploration expenditures were significantly lower than for the prior quarter due mainly to lower expenditures on both the Timok JV and the 100% owned Timok licenses. This was the main reason for the lower loss for the period compared to the prior quarter. The exploration expenditure variance relates partly to the seasonality of the expenditures partly due to the type of activity. Normally exploration activity is lower in the first quarter than for other quarters due to finalizing of budgets and due to winter weather in Europe. In the prior quarter the activity level was high particularly on the 100% owned Timok licenses as a drilling campaign was on-going.

For the quarter ended November 30, 2014, exploration expenditures were higher than prior quarter due to the continued increased exploration activities on the 100%-owned Timok Project and share-based payments recognized on stock options and restricted share units (“RSU”) granted.

SIGNIFICANT EQUITY INVESTEES

Rakita JV

During fiscal 2013, Freeport exercised its option in connection with the earn-in agreement with respect to the Timok Project and acquired a 45% interest in the Rakita JV. Freeport has elected to sole-fund the expenditures on behalf of the JV until completion of the feasibility study (Note 5), therefore the Company does not have any responsibility for expenditures or net liabilities of the JV until such time as Freeport has completed earning its additional 20% interest. Summary financial information for the Rakita JV is as follows:

		February 29 2016		November 30 2015
Current assets		$2,108,000		$2,299,000
Non-current assets		3,720,000		2,122,000
Current liabilities		2,120,000		3,176,000
Non-current liabilities		30,996,000		20,157,000
Loss for the period/year		(8,376,000)		(17,179,000)
The Company’s ownership %		45%		45%
The Company’s recognized share of loss for the period	$	Nil	$	Nil

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As at February 29, 2016 and November 30, 2015, the Company’s investment in the Rakita JV was $Nil. The Company’s unrecognized share of the loss for the three months ended February 29, 2016 was approximately

$3,769,000 (2015 - $1,104,000). As at February 29, 2016, the Company’s accumulated unrecognized share of the losses was approximately $20,033,000 (November 30, 2015 - $16,264,000). The Company has a minority position on the board of the Rakita JV and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and therefore equity accounting is appropriate.

Deli Jovan JV

During fiscal 2015, Orogen exercised its option in connection with the earn-in agreement with respect to the Deli Jovan Project. As a result, the Company reduced its continuing interest in the Deli Jovan JV to 40% (Note 5). Summary financial information for the Deli Jovan JV is as follows:

		February 29 2016		November 30 2015
Current assets		$27,684		$29,735
Non-current assets		458		62,931
Current liabilities		1,083		3,285
Non-current liabilities		317,553		315,168
Loss for the period		(68,607)		(19,650)
The Company’s ownership %		40%		40%
The Company’s recognized share of loss for the period	$	Nil	$	Nil

As at February 29, 2016 and November 30, 2015, the Company’s investment in the Deli Jovan JV was $Nil. The Company’s unrecognized share of the loss for the three months ended February 29, 2016 was $27,443 (2015 -

$Nil). As at February 29, 2016, the Company’s accumulated unrecognized share of the losses was $35,303 (November 30, 2015 - $7,860). The Company has a minority position on the board of the Deli Jovan JV and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and therefore equity accounting is appropriate.

TRANSACTIONS WITH RELATED PARTIES

The  Company  entered  into  a  number  of  transactions with related  parties. The  aggregate value  of  these transactions and outstanding balances were as follows:

	Salary	Share-based
Three months ended February 29, 2016	or Fees	Payments	Total
Chief Executive Officer	$62,500	$101,903	$164,403
Chief Operating Officer	60,736	19,588	80,324
Chief Financial Officer	-	3,428	3,428
VP Exploration	42,536	14,692	57,228
VP Corporate Development	30,000	85,440	115,440
Corporate Secretary	-	2,448	2,448
Director, David Knox,	8,250	16,463	24,713
Director, Geoff Chater	11,000	16,463	27,463
Director, Miles Thompson	15,000	65,852	80,852
Director, Stephen Scott	10,125	24,694	34,819
Seabord Services Corp.	47,400	-	47,400
	$287,547	$350,971	$638,518

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Three months ended February 28, 2015	Salary or Fees	Share-based Payments	Total
Chief Executive Officer	$62,500	$340,278	$402,778
Chief Operating Officer	55,391	40,329	95,720
Chief Financial Officer	-	5,041	5,041
VP Exploration	38,774	30,247	69,021
VP Corporate Development	30,000	126,589	156,589
Corporate Secretary	-	7,058	7,058
Director, David Knox,	7,500	21,565	29,065
Director, Geoff Chater	7,500	21,565	29,065
Director, Michael Winn	7,500	21,565	29,065
Director, Miles Thompson	30,000	86,260	116,260
Director, Miljana Vidovic	24,000	21,565	45,565
Director, Stephen Scott	7,500	32,347	39,847
Reservoir Capital Corp.	12,000	-	12,000
Seabord Services Corp.	47,400	-	47,400
	$330,065	$754,409	$1,084,474

Related party assets (liabilities)	Items or services	February 28 2016	February 28 2015
Included in accounts payable and accrued liabilities:
Chief Executive Officer	Fees and expense reimbursement	$(104,470)	$(19,182)
Chief Operating Officer	Fees and expense reimbursement	(50,383)	(21,935)
VP Exploration	Fees and expense reimbursement	(18,490)	(32,327)
VP Corporate Development	Expense reimbursement	(6,498)	(7,429)
Chairman David Knox Geoff Chater	Directors fees Directors fees Directors fees	- - (10,487)	(1,871 -(1,922	) )
Stephen Scott	Directors fees	1,812	(10,433)
Included in accounts receivable: Reservoir Capital Corp.		$107,333	$103,333
Included in prepaids and deposits: Seabord Services Corp.		$10,000	$10,000

Reservoir Capital Corp. (“Reservoir Capital”) is a company with common directors. Reservoir Capital entered into a loan agreement with the Company in April 2014 for aggregate proceeds of $100,000 with interest at the rate of 4% per annum. The amount in receivables included $7,333 of accrued interest.

Seabord Services Corp., (“Seabord”) is a management services company controlled by a former director. Seabord provides the services of a chief financial officer, corporate secretary, accounting and administration staff and office space for the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company. The contract with Seabord is an ongoing monthly commitment which can be terminated by either party with sufficient notice.

The above payments for management compensation, directors’ fees and administrative services are payments made in the normal course of business. The amounts paid for these services are negotiated in good faith by both parties and fall within normal market ranges. The Compensation Committee reviews executive compensation

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annually. The Board of Directors considers any changes recommended by the Compensation Committee and approves these changes if appropriate. All balances due to related parties are included in accounts payable and accrued liabilities. The consulting contracts with senior management are ongoing monthly commitments which can be terminated by either party with sufficient notice.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

  In March 2016, the Company’s subsidiary, Global Reservoir Minerals (BVI) Inc. (“Global Reservoir”) received a notice of sale and offer from Freeport International Holdings (BVI) Ltd. (“Freeport Holdings”) (the “Notice of Sale and Offer”), wherein Freeport Holdings (i) provides notice to Global Reservoir of the proposed sale to Lundin Mining Corporation (“Lundin”) of an interest in Freeport Holdings, the entity through which Freeport holds its interest in the Timok Joint Venture in Serbia, under a Joint Venture/Shareholders Agreement dated December 15, 2015 among Freeport Holdings, Global Reservoir and Timok JVSA (BVI) Ltd. (the “Joint Venture Agreement”); and (ii) offers to sell to Reservoir on the same terms and conditions as those agreed with Lundin pursuant to Global Reservoir’s right of first refusal under Section 15.04 of the Joint Venture Agreement. Global Reservoir has until May 3, 2016 to decide whether it will exercise its right of first refusal. Global Reservoir has been in discussions with Freeport Holdings and several other parties in relation to Freeport Holding’s interests in the Timok Joint Venture over the past few months. As reported under “Corporate” in this MD&A, the proceeds from Nevsun’s subscription for common shares and the loan provided by Nevsun will provide the necessary funding for Reservoir to exercise the ROFO and reacquire a majority interest in the Timok JV Project. Reservoir expects that the completion of the exercise of the ROFO will occur in early May 2016. Under the Arrangement Agreement, Reservoir and Nevsun will combine their respective companies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The impacts of these estimates and judgments are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

Management has used estimates for such items as: various assumptions regarding share-based compensation and for the recovery of deferred tax assets. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Management has also made judgments which affect the values reported in the Company’s condensed consolidated interim financial statements. Management has applied  judgment  in determining the  Company’s functional currency, whether the carrying value of any of its exploration and evaluation assets is impaired, significant influence on an associated company, and the collectability of its accounts receivable.

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RISK AND UNCERTAINTIES

Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash deposits. Cash and cash equivalents, short-term investments, and restricted cash equivalents are held by one major Canadian chartered bank from which management believes the risk of loss to be minimal. Receivables of $287,255 (2014 - $492,574) are considered collectable as at November 30, 2015. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing activities. Management believes that the Company has sufficient working capital to sustain its exploration and administrative activities for the next twelve months.

Market Risk

(a) Interest rate risk

The Company’s current policy is to invest excess cash in interest bearing accounts of select major Canadian chartered banks. The Company regularly monitors compliance to its cash management policy. As at November 30, 2015, cash and cash equivalents and short-term investments were in interest bearing accounts or term deposits. Should interest rates rise, funds held in term deposits can be liquidated and reinvested at the prevailing rates. The Company does not have any interest bearing loans except for the $100,000 loan made to Reservoir Capital as disclosed in Note 8 to the financial statements. Therefore, interest rate risk is minimal.

(b) Foreign currency risk

At this time there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the Euro, Serbian dinar, Romanian leu and other currencies could have an adverse impact on the amount of exploration conducted.

(c) Commodity price risk

The Company is exposed to commodity price risk. Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one or more of its mineral properties to a third party.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface rights or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

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Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and by obtaining permits for drilling and other exploration activities. The Company is earning an interest in certain of its mineral properties through option agreements and acquisition of title to the mineral properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related mineral property may not vest and the Company will have to write- off the previously capitalized acquisition costs related to that mineral property. Market prices for gold, silver and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Joint Venture Funding Risk

The Company’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Minerals can find another partner or has enough capital resources to fund the exploration and development on its own.

Financing and Share Price Fluctuation Risks

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its mineral properties.

Securities markets can experience a high degree of price volatility and the market price of securities of many companies, particularly those considered to be development stage companies such as Minerals, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues.

Foreign Country and Political Risks

The Company is operating in countries that currently have varied political and economic environments. As such, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. Notwithstanding  any  progress  in  restructuring  political  institutions  or  economic  conditions,  the  present

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administrations, or successor governments may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and  enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties  for non-compliance, more stringent environmental  assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Key Personnel Risk

Minerals’ success is dependent upon the performance of key  personnel working  in  management  and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Insured and Uninsured Risks

In the course of exploration and development of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability. Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse  effect on  the Company’s results and reduce the value of the securities of the Company. Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and to the extent that such  other companies may participate  in ventures in which the Company may participate, those directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

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Competition

The Company will compete with many other companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company has 48,730,165 common shares issued and outstanding. There are also 1,769,500 stock options outstanding (1,349,200 exercisable) with exercise prices ranging from $0.65 to $4.12 per option and terms expiring between October 17, 2016 and October 9, 2019 and 792,000 RSUs outstanding convertible into common shares in tranches on October 9, 2016 and 2017.

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